UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-3619



PFIZER INC.

(Exact name of registrant as specified in its charter)

Delaware	**13-5315170**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

66 Hudson Boulevard East, New York, New York 10001-2192
(Address of principal executive offices) (zip code)
(212) 733-2323
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.05 par value	PFE	New York Stock Exchange
1.000% Notes due 2027	PFE27	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files.) Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the closing price as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $207 billion. This excludes shares of common stock held by directors and executive officers. Exclusion of shares held by any person should not be construed to indicate that such person possesses the power, directly or indirectly, to direct or cause the direction of the management or policies of the registrant, or that such person is controlled by or under common control with the registrant. The registrant has no non-voting common stock.

The number of shares outstanding of the registrant's common stock as of February 15, 2024 was 5,646,778,425 shares of common stock, all of one class.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2024 Annual Meeting of Shareholders	Part III

TABLE OF CONTENTS

	Page
Defined Terms	i
Available Information	iii
Forward-Looking Information and Factors that May Affect Future Results	1
PART I	3
ITEM 1. BUSINESS	3
About Pfizer	3
Commercial Operations	4
Research and Development	4
Collaboration and Co-Promotion Agreements	5
International Operations	6
Sales and Marketing	6
Patents and Other Intellectual Property Rights	7
Competition	10
Pricing Pressures and Managed Care Organizations	10
Raw Materials	11
Government Regulation and Price Constraints	11
Environmental Matters	14
Our People	15
ITEM 1A. RISK FACTORS	16
ITEM 1B. UNRESOLVED STAFF COMMENTS	N/A
ITEM 1C. CYBERSECURITY	26
ITEM 2. PROPERTIES	27
ITEM 3. LEGAL PROCEEDINGS	27
ITEM 4. MINE SAFETY DISCLOSURES	N/A
INFORMATION ABOUT OUR EXECUTIVE OFFICERS	28
PART II	29
ITEM 5. MARKET FOR THE COMPANY'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	29
ITEM 6. [RESERVED]	29
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	30
ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	49
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	50
ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	107
ITEM 9A. CONTROLS AND PROCEDURES	107
ITEM 9B. OTHER INFORMATION	110
ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS	N/A
PART III	110
ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	110
ITEM 11. EXECUTIVE COMPENSATION	110
ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	110
ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	110
ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES	110
PART IV	110
ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES	110
15(a)(1) Financial Statements	110
15(a)(2) Financial Statement Schedules	110
15(a)(3) Exhibits	111
ITEM 16. FORM 10-K SUMMARY	114
SIGNATURES	115

N/A = Not Applicable

Unless the context requires otherwise, references to "Pfizer," "the Company," "we," "us" or "our" in this Form 10-K (defined below) refer to Pfizer Inc. and its subsidiaries. For each year presented, Pfizer's fiscal year-end for subsidiaries operating outside the U.S. is as of and for the year ended November 30 and for U.S. subsidiaries is as of and for the year ended December 31. References to "Notes" in this Form 10-K are to the Notes to the consolidated financial statements in *Item 8. Financial Statements and Supplementary Data* in this Form 10-K. We also have used several other terms in this Form 10-K, most of which are explained or defined below:

Form 10-K	This Annual Report on Form 10-K for the fiscal year ended December 31, 2023
2022 Form 10-K	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2022
Proxy Statement	Proxy Statement for the 2024 Annual Meeting of Shareholders, which will be filed no later than 120 days after December 31, 2023
ABO	Accumulated benefit obligation; represents the present value of the benefit obligation earned through the end of the year but does not factor in future compensation increases
ACIP	Advisory Committee on Immunization Practices
ADC	Antibody-Drug Conjugate
Alexion	Alexion Pharma International Operations Limited, a subsidiary of AstraZeneca PLC
ALK	anaplastic lymphoma kinase
Alliance revenues	Revenues from alliance agreements under which we co-promote products discovered or developed by other companies or us
Arena	Arena Pharmaceuticals, Inc.
Array	Array BioPharma Inc.
Arvinas	Arvinas, Inc.
Astellas	Astellas Pharma Inc., Astellas US LLC and Astellas Pharma US, Inc.
ATTR-CM	transthyretin amyloid cardiomyopathy
Beam	Beam Therapeutics Inc.
Biohaven	Biohaven Pharmaceutical Holding Company Limited
BioNTech	BioNTech SE
Biopharma	Global Biopharmaceuticals Business
Blackstone	Blackstone Life Sciences
BLA	Biologics License Application
BMS	Bristol-Myers Squibb Company
BOD	Board of Directors
CDC	U.S. Centers for Disease Control and Prevention
cGMP	current Good Manufacturing Practices
CGRP	calcitonin gene-related peptide
CMS	Centers for Medicare & Medicaid Services
Comirnaty*	Unless otherwise noted, refers to, as applicable, and as authorized or approved, the Pfizer-BioNTech COVID-19 Vaccine, the Pfizer-BioNTech COVID-19 Vaccine, Bivalent (Original and Omicron BA.4/BA.5), Comirnaty (COVID-19 Vaccine, mRNA, 2023-2024 Formula), the Pfizer-BioNTech COVID-19 Vaccine (2023-2024 Formula), Comirnaty Original/Omicron BA.1, Comirnaty Original/Omicron BA.4/BA.5 and Comirnaty XBB.1.5.
Consumer Healthcare JV	GSK Consumer Healthcare JV
COVID-19	novel coronavirus disease of 2019
DEA	U.S. Drug Enforcement Agency
Developed Europe	Includes the following markets: Western Europe, Scandinavian countries and Finland
Developed Markets	Includes the following markets: U.S., Developed Europe and Developed Rest of World
Developed Rest of World	Includes the following markets: Japan, Canada, South Korea, Australia and New Zealand
EC	European Commission
EMA	European Medicines Agency
Emerging Markets	Includes, but is not limited to, the following markets: Asia (excluding Japan and South Korea), Latin America, Eastern Europe, Central Europe, the Middle East, Africa and Turkey
EPS	earnings per share
ESG	Environmental, Social and Governance
ESOP	employee stock ownership plan
EU	European Union
EUA	emergency use authorization
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FCPA	U.S. Foreign Corrupt Practices Act
FDA	U.S. Food and Drug Administration
FFDCA	U.S. Federal Food, Drug and Cosmetic Act
GAAP	Generally Accepted Accounting Principles

GBT	Global Blood Therapeutics, Inc.
GDFV	grant-date fair value
Genmab	Genmab A/S
GPD	Global Product Development organization
GSK	GSK plc
Haleon	Haleon plc
HHS	U.S. Department of Health and Human Services
HIPAA	Health Insurance Portability and Accountability Act of 1996
Hospira	Hospira, Inc.
IPR&D	in-process research and development
IRA	Inflation Reduction Act of 2022
IRC	Internal Revenue Code
IRS	U.S. Internal Revenue Service
IT	information technology
JV	joint venture
King	King Pharmaceuticals LLC (formerly King Pharmaceuticals, Inc.)
LIBOR	London Interbank Offered Rate
LOE	loss of exclusivity
MCO	managed care organization
mCRC	metastatic colorectal cancer
mCRPC	metastatic castration-resistant prostate cancer
mCSPC	metastatic castration-sensitive prostate cancer
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
MDL	Multi-District Litigation
Medivation	Medivation LLC (formerly Medivation, Inc.)
Meridian	Meridian Medical Technologies, Inc.
Moody's	Moody's Investors Service
mRNA	messenger ribonucleic acid
MSA	Manufacturing Supply Agreement
Mylan	Mylan N.V.
Mylan-Japan collaboration	a pre-existing strategic collaboration between Pfizer and Mylan for generic drugs in Japan that terminated on December 21, 2020
NAV	net asset value
NDA	new drug application
Nimbus	NimbusTherapeutics, LLC
nmCRPC	non-metastatic castration-resistant prostate cancer
nmCSPC	non-metastatic castration-sensitive prostate cancer
NSCLC	non-small cell lung cancer
NYSE	New York Stock Exchange
ODT	oral disintegrating tablet
Ono	Ono Pharmaceutical Co., Ltd.
OPKO	OPKO Health, Inc.
ORD	Oncology Research and Development
OTC	over-the-counter
Paxlovid*	an oral COVID-19 treatment (nirmatrelvir tablets and ritonavir tablets)
PBM	pharmacy benefit manager
PBO	Projected benefit obligation; represents the present value of the benefit obligation earned through the end of the year and factors in future compensation increases
PC1	Pfizer CentreOne
PGS	Pfizer Global Supply
Pharmacia	Pharmacia LLC (formerly Pharmacia Corporation)
PIE	Pfizer Investment Enterprises Pte. Ltd. (a wholly-owned finance subsidiary of Pfizer)
PP&E	Property, plant and equipment
PRAC	Pharmacovigilance Risk Assessment Committee
PRD	Pfizer Research and Development
Prevnar family	Includes Prevnar 20/Apexxnar (pediatric and adult) and Prevnar 13/Prevenar 13 (pediatric and adult)
PsA	psoriatic arthritis
QCE	quality consistency evaluation
RA	rheumatoid arthritis

RCC	renal cell carcinoma
R&D	research and development
ReViral	ReViral Ltd.
ROU	right of use
RSV	respiratory syncytial virus
S&P	Standard & Poor's
Seagen	Seagen Inc. and its subsidiaries
SEC	U.S. Securities and Exchange Commission
SI&A	selling, informational and administrative
SMPA	Sumitomo Pharma America, Inc.
Takeda	Takeda Pharmaceutical Company Limited
Tax Cuts and Jobs Act or TCJA	Legislation commonly referred to as the U.S. Tax Cuts and Jobs Act of 2017
Trillium	Trillium Therapeutics ULC (formerly Trillium Therapeutics Inc.)
TSAs	transition service arrangements
UC	ulcerative colitis
U.K.	United Kingdom
Upjohn Business	Pfizer's former global, primarily off-patent branded and generics business, which included a portfolio of 20 globally recognized solid oral dose brands, including Lipitor, Lyrica, Norvasc, Celebrex and Viagra, as well as a U.S.-based generics platform, Greenstone, that was spun-off on November 16, 2020 and combined with Mylan to create Viatris
U.S.	United States
Valneva	Valneva SE
VBP	volume-based procurement
Viatris	Viatris Inc.
ViiV	ViiV Healthcare Limited
Vyndaqel family	Includes Vyndaqel, Vyndamax and Vynmac
WRDM	Worldwide Research, Development and Medical
WTO	World Trade Organization
Wyeth	Wyeth LLC (formerly Wyeth)

*   The Pfizer-BioNTech COVID-19 Vaccine (2023-2024 Formula) and certain uses of Paxlovid have not been approved or licensed by the FDA. The Pfizer-BioNTech COVID-19 Vaccine (2023-2024 Formula) has been authorized for emergency use by the FDA under an EUA to prevent COVID-19 in individuals aged 6 months through 11 years of age. Paxlovid has been authorized for emergency use by the FDA under an EUA for the treatment of mild-to-moderate COVID-19 in pediatric patients (12 years of age and older weighing at least 40 kg) who are at high risk for progression to severe COVID-19, including hospitalization or death. The emergency uses are only authorized for the duration of the declaration that circumstances exist justifying the authorization of emergency use of the medical product during the COVID-19 pandemic under Section 564(b)(1) of the FFDCA, unless the declaration is terminated or authorization revoked sooner. Please see the EUA Fact Sheets at *www.covid19oralrx.com* and *www.cvdvaccine-us.com*.

This Form 10-K includes discussion of certain clinical studies relating to various in-line products and/or product candidates. These studies typically are part of a larger body of clinical data relating to such products or product candidates, and the discussion herein should be considered in the context of the larger body of data. In addition, clinical trial data are subject to differing interpretations, and, even when we view data as sufficient to support the safety and/or efficacy of a product candidate or a new indication for an in-line product, regulatory authorities may not share our views and may require additional data or may deny approval altogether.

Some amounts in this Form 10-K may not add due to rounding. All percentages have been calculated using unrounded amounts. All trademarks mentioned are the property of their owners.

AVAILABLE INFORMATION

Our website is *www.pfizer.com*. This Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and our proxy statements, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are, or will be, available (free of charge) on our website, in text format and, where applicable, in interactive data file format, as soon as reasonably practicable after we electronically file this material with, or furnish it to, the SEC.

Throughout this Form 10-K, we "incorporate by reference" certain information from other documents filed or to be filed with the SEC, including our Proxy Statement. Please refer to this information. This Form 10-K will be available on our website on or about February 22, 2024. Our Proxy Statement will be available on our website on or about March 14, 2024.

Our 2023 Impact Report, which provides enhanced ESG disclosures, will be available on our website on or about March 14, 2024. We also have a Pfizer Investor Insights website, which includes articles on the company, its products and its pipeline, located at *insights.pfizer.com*. Information in our 2023 Impact Report and on the Pfizer Investor Insights website are not incorporated by reference into this Form 10-K.

We may use our website as a means of disclosing material information and for complying with our disclosure obligations under Regulation Fair Disclosure promulgated by the SEC. These disclosures are included on our website in the "About—Investors" or "Newsroom" sections. Accordingly, investors should monitor these portions of our website, in addition to following our press releases, SEC filings, public conference calls and webcasts, as well as our social media channels (our Facebook page, Instagram account (@Pfizerinc), YouTube page, LinkedIn page, and X (formerly known as Twitter) accounts (@Pfizer and @Pfizer_News)). The information contained on our website, our Facebook, Instagram, YouTube and LinkedIn pages or our X accounts, or any third-party website, is not incorporated by reference into this Form 10-K.

Information relating to corporate governance at Pfizer, including our Corporate Governance Principles; Director Qualification Standards; Pfizer Policies on Business Conduct (for all of our employees, including our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer); Code of Business Conduct and Ethics for Members of the Board of Directors; information concerning our Directors; ways to communicate by e-mail with our Directors; information concerning our Board Committees; Committee Charters; Charter of the Lead Independent Director; and transactions in Pfizer securities by Directors and Officers are available on our website. We will provide any of the foregoing information without charge upon written request to our Corporate Secretary, Pfizer Inc., 66 Hudson Boulevard East, New York, NY 10001-2192. We will disclose any future amendments to, or waivers from, provisions of the Pfizer Policies on Business Conduct affecting our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and executive officers on our website as promptly as practicable, as may be required under applicable SEC and NYSE rules. Information relating to shareholder services, including the Computershare Investment Program, book-entry share ownership and direct deposit of dividends, is also available on our website.

FORWARD-LOOKING INFORMATION AND FACTORS THAT MAY AFFECT FUTURE RESULTS

This Form 10-K contains forward-looking statements. We also provide forward-looking statements in other materials we release to the public, as well as public oral statements. Given their forward-looking nature, these statements involve substantial risks, uncertainties and potentially inaccurate assumptions.

We have tried, wherever possible, to identify such statements by using words such as "will," "may," "could," "likely," "ongoing," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "assume," "target," "forecast," "guidance," "goal," "objective," "aim," "seek," "potential," "hope" and other words and terms of similar meaning or by using future dates.

We include forward-looking information in our discussion of the following, among other topics:

- our anticipated operating and financial performance, including financial guidance and projections;
- reorganizations, business plans, strategy, goals and prospects;
- expectations for our product pipeline, in-line products and product candidates, including anticipated regulatory submissions, data read-outs, study starts, approvals, launches, clinical trial results and other developing data; revenue contribution and projections; potential pricing and reimbursement; potential market dynamics, including patient demand, market size and utilization rates; and growth, performance, timing of exclusivity and potential benefits;
- strategic reviews, capital allocation objectives, dividends and share repurchases;
- plans for and prospects of our acquisitions, dispositions and other business development activities, and our ability to successfully capitalize on growth opportunities and prospects;
- sales, expenses, interest rates, foreign exchange rates and the outcome of contingencies, such as legal proceedings;
- expectations regarding the impact of or changes to existing or new government regulations or laws;
- our ability to anticipate and respond to and our expectations regarding the impact of macroeconomic, geopolitical, health and industry trends, pandemics, acts of war and other large-scale crises; and
- manufacturing and product supply.

In particular, forward-looking information in this Form 10-K includes statements relating to specific future actions, performance and effects, including, among others, the expected benefits of the organizational changes to our operations; our anticipated operating and financial performance; our ongoing efforts to respond to COVID-19, including our plans and expectations regarding Comirnaty and Paxlovid, and any potential future vaccines or treatments, including anticipated revenue and expectations for the commercial market for Comirnaty and Paxlovid; our expectations regarding the impact of COVID-19 on our business; expected patent terms; the expected impact of patent expiries and generic and biosimilar competition; the expected pricing pressures on our products and the anticipated impact to our business; the benefits expected from our business development transactions, including our December 2023 acquisition of Seagen; our anticipated liquidity position; the anticipated costs, savings and potential benefits from certain of our initiatives, including our enterprise-wide Realigning our Cost Base program, which we launched in October 2023, and our Transforming to a More Focused Company program; our expectations regarding the impact from the 2023 tornado on our manufacturing facility in Rocky Mount, NC; our greenhouse gas emission reduction goals; our planned capital spending; and our capital allocation framework.

Given their nature, we cannot assure that any outcome expressed in these forward-looking statements will be realized in whole or in part. Actual outcomes may vary materially from past results and those anticipated, estimated, implied or projected. These forward-looking statements may be affected by underlying assumptions that may prove inaccurate or incomplete, or by known or unknown risks and uncertainties, including those described in this section, in the *Item 1A. Risk Factors* section or in MD&A.

Therefore, you are cautioned not to unduly rely on forward-looking statements, which speak only as of the date of this Form 10-K. We undertake no obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law. You are advised, however, to consult any further disclosures we make on related subjects.

Some of the factors that could cause actual results to differ are identified below, as well as those discussed in the *Item 1A. Risk Factors* section and within MD&A. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. The occurrence of any of the risks identified below, in the *Item 1A. Risk Factors* section, or within MD&A, or other risks currently unknown, could have a material adverse effect on our business, financial condition or results of operations, or we may be required to increase our accruals for contingencies. It is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties:

Risks Related to Our Business, Industry and Operations, and Business Development:

- the outcome of R&D activities, including the ability to meet anticipated pre-clinical or clinical endpoints, commencement and/or completion dates for our pre-clinical or clinical trials, regulatory submission dates, and/or regulatory approval and/or launch dates; the possibility of unfavorable pre-clinical and clinical trial results, including the possibility of unfavorable new pre-clinical or clinical data and further analyses of existing pre-clinical or clinical data; risks associated with preliminary, early stage or interim data; the risk that pre-clinical and clinical trial data are subject to differing interpretations and assessments, including during the peer review/publication process, in the scientific community generally, and by regulatory authorities; and whether and when additional data from our pipeline programs will be published in scientific journal publications, and if so, when and with what modifications and interpretations;
- our ability to successfully address comments received from regulatory authorities such as the FDA or the EMA, or obtain approval for new products and indications from regulators on a timely basis or at all;
- regulatory decisions impacting labeling, including the scope of indicated patient populations, product dosage, manufacturing processes, safety and/or other matters, including decisions relating to emerging developments regarding potential product impurities; uncertainties regarding the ability to obtain, and the scope of, recommendations by technical or advisory committees, and the timing of, and ability to obtain, pricing approvals and product launches, all of which could impact the availability or commercial potential of our products and product candidates;
- claims and concerns that may arise regarding the safety or efficacy of in-line products and product candidates, including claims and concerns that may arise from the outcome of post-approval clinical trials, which could impact marketing approval, product labeling, and/or availability or commercial potential;

- the success and impact of external business development activities, such as the recent acquisition of Seagen, including the ability to identify and execute on potential business development opportunities; the ability to satisfy the conditions to closing of announced transactions in the anticipated time frame or at all; the ability to realize the anticipated benefits of any such transactions in the anticipated time frame or at all; the potential need for and impact of additional equity or debt financing to pursue these opportunities, which has in the past and could in the future result in increased leverage and/or a downgrade of our credit ratings and could limit our ability to obtain future financing; challenges integrating the businesses and operations; disruption to business and operations relationships; risks related to growing revenues for certain acquired or partnered products; significant transaction costs; and unknown liabilities;

- competition, including from new product entrants, in-line branded products, generic products, private label products, biosimilars and product candidates that treat or prevent diseases and conditions similar to those treated or intended to be prevented by our in-line products and product candidates;

- the ability to successfully market both new and existing products, including biosimilars;

- difficulties or delays in manufacturing, sales or marketing; supply disruptions, shortages or stock-outs at our facilities or third-party facilities that we rely on; and legal or regulatory actions;

- the impact of public health outbreaks, epidemics or pandemics (such as COVID-19) on our business, operations and financial condition and results, including impacts on our employees, manufacturing, supply chain, sales and marketing, R&D and clinical trials;

- risks and uncertainties related to our efforts to continue to develop and commercialize Comirnaty and Paxlovid or any potential future COVID-19 vaccines, treatments or combinations, as well as challenges related to their manufacturing, supply and distribution, including, among others, the risk that as the market for COVID-19 products continues to become more endemic and seasonal, demand for our COVID-19 products has and may continue to be reduced or not meet expectations, or may no longer exist, which has and may continue to lead to reduced revenues, excess inventory on-hand and/or in the channel which, for Paxlovid and Comirnaty, resulted in significant inventory write-offs in 2023 and could continue to result in inventory write-offs, or other unanticipated charges; challenges related to the transition to the commercial market for our COVID-19 products; uncertainties related to the public's adherence to vaccines, boosters, treatments or combinations; and risks related to our ability to accurately predict or achieve our revenue forecasts for Comirnaty and Paxlovid or any potential future COVID-19 vaccines or treatments;

- trends toward managed care and healthcare cost containment, and our ability to obtain or maintain timely or adequate pricing or favorable formulary placement for our products;

- interest rate and foreign currency exchange rate fluctuations, including the impact of currency devaluations and monetary policy actions in countries experiencing high inflation or deflation rates;

- any significant issues involving our largest wholesale distributors or government customers, which account for a substantial portion of our revenues;

- the impact of the increased presence of counterfeit medicines, vaccines or other products in the pharmaceutical supply chain;

- any significant issues related to the outsourcing of certain operational and staff functions to third parties;

- any significant issues related to our JVs and other third-party business arrangements, including modifications related to supply agreements or other contracts with customers including governments or other payors;

- uncertainties related to general economic, political, business, industry, regulatory and market conditions including, without limitation, uncertainties related to the impact on us, our customers, suppliers and lenders and counterparties to our foreign-exchange and interest-rate agreements of challenging global economic conditions, such as inflation or interest rate fluctuations, and recent and possible future changes in global financial markets;

- the exposure of our operations globally to possible capital and exchange controls, economic conditions, expropriation, sanctions and/or other restrictive government actions, changes in intellectual property legal protections and remedies, unstable governments and legal systems and inter-governmental disputes;

- the impact of disruptions related to climate change and natural disasters, including uncertainties related to the impact of the tornado at our manufacturing facility in Rocky Mount, NC in 2023;

- any changes in business, political and economic conditions due to actual or threatened terrorist activity, geopolitical instability, political or civil unrest or military action, including the ongoing conflicts between Russia and Ukraine and in the Middle East and the resulting economic or other consequences;

- the impact of product recalls, withdrawals and other unusual items, including uncertainties related to regulator-directed risk evaluations and assessments, including our ongoing evaluation of our product portfolio for the potential presence or formation of nitrosamines;

- trade buying patterns;

- the risk of an impairment charge related to our intangible assets, goodwill or equity-method investments;

- the impact of, and risks and uncertainties related to, restructurings and internal reorganizations, as well as any other corporate strategic initiatives and growth strategies, and cost-reduction and productivity initiatives, each of which requires upfront costs but may fail to yield anticipated benefits and may result in unexpected costs, organizational disruption, adverse effects on employee morale, retention issues or other unintended consequences;

- the ability to successfully achieve our climate goals and progress our environmental sustainability and other ESG priorities;

Risks Related to Government Regulation and Legal Proceedings:

- the impact of any U.S. healthcare reform or legislation or any significant spending reduction or cost control efforts affecting Medicare, Medicaid or other publicly funded or subsidized health programs, including the IRA, or changes in the tax treatment of employer-sponsored health insurance that may be implemented;

- U.S. federal or state legislation or regulatory action and/or policy efforts affecting, among other things, pharmaceutical product pricing, intellectual property, reimbursement or access or restrictions on U.S. direct-to-consumer advertising; limitations on interactions with healthcare professionals and other industry stakeholders; as well as pricing pressures for our products as a result of highly competitive biopharmaceutical markets;

- legislation or regulatory action in markets outside of the U.S., such as China or Europe, including, without limitation, laws related to pharmaceutical product pricing, intellectual property, medical regulation, environmental protections, reimbursement or access, including, in particular, continued government-mandated reductions in prices and access restrictions for certain biopharmaceutical products to control costs in those markets;

- legal defense costs, insurance expenses, settlement costs and contingencies, including without limitation, those related to actual or alleged environmental contamination;

- the risk and impact of an adverse decision or settlement and risk related to the adequacy of reserves related to legal proceedings;

- the risk and impact of tax related litigation and investigations;

- governmental laws and regulations affecting our operations, including, without limitation, the IRA, changes in laws and regulations or their interpretation, including, among others, changes in tax laws and regulations internationally and in the U.S., the adoption of global minimum taxation requirements outside the U.S. generally effective in most jurisdictions since January 1, 2024 and potential changes to existing tax law by the current U.S. Presidential administration and Congress, including the proposed "Tax Relief for American Families and Workers Act of 2024";

Risks Related to Intellectual Property, Technology and Security:

- any significant breakdown or interruption of our IT systems and infrastructure (including cloud services);

- any business disruption, theft of confidential or proprietary information, security threats on facilities or infrastructure, extortion or integrity compromise resulting from a cyber-attack or other malfeasance by, but not limited to, nation states, employees, business partners or others;

- risks and challenges related to the use of artificial intelligence-based software;

- the risk that our currently pending or future patent applications may not be granted on a timely basis or at all, or any patent-term extensions that we seek may not be granted on a timely basis, if at all; and

- risks to our products, patents and other intellectual property, such as: (i) claims of invalidity that could result in LOE; (ii) claims of patent infringement, including asserted and/or unasserted intellectual property claims; (iii) claims we may assert against intellectual property rights held by third parties; (iv) challenges faced by our collaboration or licensing partners to the validity of their patent rights; or (v) any pressure, or legal or regulatory action by, various stakeholders or governments that could potentially result in us not seeking intellectual property protection or agreeing not to enforce or being restricted from enforcing intellectual property rights related to our products, including Comirnaty and Paxlovid.

··
PART I
··

ITEM 1.   BUSINESS



ABOUT PFIZER

Pfizer Inc. is a research-based, global biopharmaceutical company. We apply science and our global resources to bring therapies to people that extend and significantly improve their lives through the discovery, development, manufacture, marketing, sale and distribution of biopharmaceutical products worldwide. We work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. We collaborate with healthcare providers, governments and local communities to support and expand access to reliable, affordable healthcare around the world. The Company was incorporated under the laws of the State of Delaware on June 2, 1942.

Most of our revenues come from the manufacture and sale of biopharmaceutical products. We also sell products for the detection of certain illnesses and provide end-to-end R&D services to select innovative biotech companies. We believe that our medicines and vaccines provide significant value for healthcare providers and patients through improved treatment of diseases and improvements in health, wellness and productivity as well as by reducing other healthcare costs, such as emergency room visits or hospitalizations. We seek to enhance the value of our medicines and vaccines and actively engage in dialogues about how we can best work with patients, physicians and payors to prevent and treat disease and improve outcomes. We seek to maximize patient access and evaluate our pricing arrangements and contracting methods with payors to minimize adverse impact on our revenues within the current legal and pricing structures.

We are committed to fulfilling our purpose: *Breakthroughs that change patients' lives.* Our purpose fuels everything we do and reflects both our passion for science and our commitment to patients. Our core business principles are:

1. *Trust is Everything*
2. *Science Will Win*
3. *Disruption Calls for Innovation*
4. *Time is Life*
5. *Execution Makes the Difference.*

In addition, Pfizer's ESG strategy, which is integrated into our corporate strategy, focuses on six areas where we see opportunities to create a meaningful impact: product innovation; equitable access and pricing; product quality and safety; diversity, equity and inclusion; climate change; and business ethics.

We are committed to strategically capitalizing on growth opportunities, primarily by advancing our own product pipeline and maximizing the value of our existing products, but also through various business development activities. We view our business development activity as an enabler of our strategies and seek to generate growth by pursuing opportunities and transactions that have the potential to strengthen our business and our capabilities. We assess our business, assets and scientific capabilities/portfolio as part of our regular, ongoing portfolio review process and also continue to consider business development activities that will help advance our business strategy.

On December 14, 2023, we completed our acquisition of Seagen, a global biotechnology company that discovers, develops and commercializes transformative cancer medicines. With the addition of Seagen's pipeline and its four in-line medicines (Padcev, Adcetris, Tukysa and Tivdak), Pfizer's oncology portfolio spans multiple modalities, including ADCs, small molecules, bispecifics and other immunotherapies. In addition to the acquisition of Seagen, our significant recent business development activities in 2023 include, among others, the September 2023 divestiture of our early-stage rare disease gene therapy portfolio to Alexion. For a further discussion of our strategy and our business development initiatives, see the *Overview of Our Performance, Operating Environment, Strategy and Outlook* section within MD&A and *Note 2*.

COMMERCIAL OPERATIONS

In 2023, we managed our commercial operations through a global structure consisting of two operating segments, each led by a single manager: Biopharma, our innovative science-based biopharmaceutical business, and Business Innovation, an operating segment established in the first quarter of 2023 that includes PC1, our contract development and manufacturing organization and a leading supplier of specialty active pharmaceutical ingredients, and Pfizer Ignite, an offering that provides strategic guidance and end-to-end R&D services to select innovative biotech companies that align with our R&D focus areas. In 2023, Biopharma was the only reportable segment. The commercial structure within Biopharma included three broad customer groups in 2023: Primary Care, Specialty Care and Oncology.

At the beginning of 2024, we made changes in our commercial organization to incorporate Seagen and improve focus, speed and execution. Specifically, within our Biopharma reportable segment we created the Pfizer Oncology Division, the Pfizer U.S. Commercial Division, and the Pfizer International Commercial Division:

Division	Description
Pfizer Oncology Division	Combines the U.S. Oncology commercial organizations, global Oncology marketing organizations and global and U.S. Oncology medical affairs from both Pfizer and Seagen. Includes innovative oncology product portfolio of ADCs, small molecules, bispecifics and other immunotherapies that treat a wide range of cancers including certain types of breast cancer, genitourinary cancer and hematologic malignancies, as well as certain types of melanoma, gastrointestinal, gynecological and thoracic cancers, which includes lung cancer.
Pfizer U.S. Commercial Division	Includes the U.S. Primary Care and U.S. Specialty Care customer groups, the Chief Marketing Office, the Global Chief Medical Affairs Office and Global Access & Value. U.S. Primary Care includes: • Internal medicine product portfolio of brands in cardiovascular metabolic, bone graft for spinal fusion and women's health, as well as post-LOE brands. • Migraine product portfolio. • Vaccines product portfolio across all ages with a pipeline focus on infectious diseases with significant unmet medical need, including COVID-19. • Treatment for COVID-19. • Products for detection of COVID-19 and influenza. U.S. Specialty Care includes: • Inflammation & immunology product portfolio of brands and biosimilars for chronic immune and inflammatory diseases. • Rare disease product portfolio of brands for a number of therapeutic areas with rare diseases, including amyloidosis, hemophilia, endocrine diseases and sickle cell disease. • Hospital product portfolio of sterile injectable and immunoglobulin medicines.
Pfizer International Commercial Division	Includes the ex-U.S. commercial and medical affairs organizations covering Pfizer's entire product portfolio in all international markets.

Select products within Oncology, Primary Care and Specialty Care include:

• **Oncology:** Ibrance, Xtandi, Inlyta, Bosulif, Lorbrena, Braftovi, Mektovi, Padcev, Adcetris, Talzenna, Tukysa, Elrexfio and Tivdak
• **Primary Care:**
  ◦ *Internal medicine*: Eliquis, the Premarin family and BMP2
  ◦ *Migraine*: Nurtec ODT/Vydura and Zavzpret
  ◦ *Vaccines*: Comirnaty, the Prevnar family, Abrysvo, FSME/IMMUN-TicoVac, Nimenrix and Trumenba
  ◦ *Treatment for COVID-19*: Paxlovid
  ◦ *Detection of COVID-19 and influenza*: Lucira by Pfizer
• **Specialty Care:**
  ◦ *Inflammation & immunology*: Xeljanz, Enbrel (outside the U.S. and Canada), Inflectra, Cibinqo, Litfulo and Velsipity
  ◦ *Rare disease*: the Vyndaqel family, Genotropin, BeneFIX, Oxbryta, Somavert and Ngenla
  ◦ *Hospital*: Sulperazon, Zavicefta, Zithromax, Medrol and Panzyga

For additional information on our operating segments and products, including product revenues, see *Note 17*, and for additional information on the key operational revenue drivers of our business, see the *Analysis of the Consolidated Statements of Income* section within MD&A. For a discussion of the risks associated with our dependence on certain of our major products, see the *Item 1A. Risk Factors—Concentration* section.

RESEARCH AND DEVELOPMENT

R&D is at the heart of fulfilling our purpose to deliver breakthroughs that change patients' lives as we work to translate advanced science and technologies into the medicines and vaccines that may be the most impactful for patients. In addition to discovering and developing new products, our R&D efforts seek to add value to our existing products by improving their safety, efficacy and ease of dosing and by discovering potential new indications.

Our R&D Priorities and Strategy. Our R&D priorities include:

- delivering a pipeline of highly differentiated medicines and vaccines where we have a unique opportunity to bring the most important new therapies to patients in need;
- advancing our capabilities that can position us for long-term R&D leadership; and
- advancing new models for partnerships with creativity, flexibility and urgency to deliver innovation to patients as quickly as possible.

To that end, our R&D primarily focuses on our main therapeutic areas, which are inflammation and immunology, internal medicine, oncology, rare diseases, vaccines, and anti-infectives.

While a significant portion of our R&D is internal, we also seek promising chemical and biological lead molecules and innovative technologies developed by others to incorporate into our discovery and development processes or projects, as well as our portfolio. We do so by entering into collaboration, alliance and license agreements with universities, biotechnology companies and other firms as well as through acquisitions and investments. These collaboration, alliance and license agreements and investments allow us to share knowledge, risk and cost. They also enable us to access external scientific and technological expertise, as well as provide us the opportunity to advance our own products and in-licensed or acquired products. For information on certain of these collaborations, alliances and license arrangements and investments, see *Note 2*.

Our R&D Operations. In 2023, we continued to strengthen our global R&D operations and pursue strategies to improve R&D productivity to achieve a sustainable pipeline that is positioned to deliver value in the near term and over time. Our R&D activity is conducted through various platform functions that support our global operations. Beginning in July 2023, in consideration of planned future investments in oncology, including the December 2023 acquisition of Seagen, we reorganized our R&D platform operations. Discovery to late-phase clinical development for oncology is performed by a new end-to-end Oncology Research and Development (ORD) organization and discovery to late-phase clinical development for all remaining therapeutic areas is consolidated into the end-to-end Pfizer Research and Development (PRD) organization. ORD and PRD replace our former WRDM and GPD organizations, where, prior to July 2023, research units within WRDM were generally responsible for research and early-stage development assets and, prior to July 2023, GPD was generally responsible for the clinical development strategy and operational execution of clinical trials for both early- and late-stage clinical assets in Pfizer's pipeline. In 2023, Biopharma received R&D services from ORD, PRD and the predecessor WRDM and GPD organizations. These services included IPR&D projects for new investigational products and additional indications for in-line products.

We manage R&D operations on a total-company basis through our PRD and ORD organizations described above. Specifically, the Portfolio Management Team, currently led by our Chairman and Chief Executive Officer and composed of other senior executives, is accountable for aligning resources across PRD and ORD, and for helping to ensure optimal capital allocation across the innovative R&D portfolio. We believe that this approach also serves to maximize accountability and flexibility.

We do not disaggregate total R&D expense by development phase or by therapeutic area since, as described above, we do not manage all of our R&D operations by development phase or by therapeutic area. Further, as we are able to adjust a significant portion of our spending quickly, we believe that any prior-period information about R&D expense by development phase or by therapeutic area would not necessarily be representative of future spending.

For additional information on our R&D operations, including R&D related costs and expenses, see the *Costs and Expenses—Research and Development Expenses* section within MD&A and *Note 17*.

Our R&D Pipeline. The process of drug and biological product discovery from initiation through development and to potential regulatory approval is lengthy and can take more than ten years. As of January 30, 2024, we had the following number of projects in various stages of R&D:


Discovery Projects
Phase 1
41
Phase 2
34
Phase 3
31
Registration
6
Total
112
Experimental products tested for first time in human clinical trials
Trials focused on product's effectiveness, ideal dosage and delivery method
Randomized trials to test results of earlier trials on larger populations to analyze risks and benefits
Applications filed with appropriate regulatory authorities when trial results warrant

Development of a single compound is often pursued as part of multiple programs. While our product candidates may or may not receive regulatory approval, new candidates entering clinical development phases are the foundation for future products. Information concerning several of our drug and vaccine candidates in development, as well as supplemental filings for existing products, is set forth in the *Product Developments* section within MD&A. The discovery and development of drugs, vaccines and biological products are time consuming, costly and unpredictable. For information on the risks associated with R&D, see the *Item 1A. Risk Factors—Research and Development* section.

COLLABORATION AND CO-PROMOTION AGREEMENTS

We use collaboration and/or co-promotion arrangements to enhance our development, R&D, sales and distribution of certain biopharmaceutical products, which include, among others, the following:

- **Comirnaty** is an mRNA-based coronavirus vaccine to help prevent COVID-19, which is being jointly developed and commercialized with BioNTech. Pfizer and BioNTech equally share the costs of development for the Comirnaty program. Comirnaty has been granted an approval or an authorization in many countries around the world in populations varying by country. We also share gross profits equally from commercialization of Comirnaty and are working jointly with BioNTech in our respective territories to commercialize the vaccine worldwide (excluding China, Hong Kong, Macau and Taiwan), subject to regulatory authorizations or approvals market by market. For discussion on Comirnaty, see the *Overview of Our Performance, Operating Environment, Strategy and Outlook—COVID-19* section within MD&A.
- **Eliquis** (apixaban) is part of the Novel Oral Anticoagulant market and was jointly developed and commercialized with BMS as an alternative treatment option to warfarin in appropriate patients. We fund between 50% and 60% of all development costs depending on the study, and profits and losses are shared equally except in certain countries where we commercialize Eliquis and pay a percentage of net sales to BMS. In

certain smaller markets we have full commercialization rights and BMS supplies the product to us at cost plus a percentage of the net sales to end-customers.

- **Xtandi** (enzalutamide) is an androgen receptor inhibitor that blocks multiple steps in the androgen receptor signaling pathway within tumor cells that is being developed and commercialized in collaboration with Astellas. We share equally in the gross profits and losses related to U.S. net sales and also share equally all Xtandi commercialization costs attributable to the U.S. market, subject to certain exceptions. In addition, we share certain development and other collaboration expenses. For international net sales we receive royalties based on a tiered percentage.

- **Orgovyx** (relugolix) is an oral gonadotropin-releasing hormone (GnRH) receptor antagonist for the treatment of adult patients with advanced prostate cancer that is being developed and commercialized with SMPA. The companies are also collaborating on **Myfembree** (relugolix 40 mg, estradiol 1.0 mg, and norethindrone acetate 0.5 mg) for heavy menstrual bleeding associated with uterine fibroids in premenopausal women and the management of moderate to severe pain associated with endometriosis in premenopausal women. The companies equally share profits and allowable expenses in the U.S. for Orgovyx, and in the U.S. and Canada for Myfembree. Pfizer does not have rights outside of these markets. SMPA remains responsible for regulatory interactions and drug supply and continues to lead clinical development for the relugolix combination tablet.

- **Padcev** (enfortumab vedotin-ejfv) is a first-in-class ADC that is directed to Nectin-4, a protein located on the surface of cells and highly expressed in bladder cancer, that is being co-developed and jointly commercialized with Astellas. In the U.S., Padcev has been approved for use with Keytruda (pembrolizumab) for adult patients with locally advanced or metastatic urothelial cancer. Other approvals and indications for Padcev vary by market. In the U.S., the companies jointly promote, and we record net sales and are responsible for all U.S. distribution activities for Padcev. The companies each bear the costs of their own sales organizations in the U.S., and equally share certain other costs associated with commercializing and any profits realized in the U.S. for Padcev. Outside the U.S., we have commercialization rights in all countries in North and South America, and Astellas has commercialization rights in the rest of the world. The agreement between us and Astellas provides that the companies will effectively equally share in profits realized in markets outside of the U.S. through: (i) a costs-incurred and profit-sharing mechanism based on product sales and costs of commercialization in certain markets and (ii) a royalty-payment mechanism intended to approximate an equal profit share for both parties in the remaining markets.

In addition, we have collaboration and/or co-promotion arrangements with respect to certain other biopharmaceutical products, including Adcetris and Tivdak as a result of our acquisition of Seagen.

Revenues associated with these arrangements are included in *Alliance revenues* (except in certain markets where we have direct sales and except for the majority of revenues for Comirnaty and Padcev, which are included in *Product revenues*). In addition, we have collaboration arrangements for the development and commercialization of certain pipeline products that are in development stage, including, among others certain of those described in the *Product Developments* section within MD&A. For further discussion of collaboration and co-promotion agreements, see the *Item 1. Business—Patents and Other Intellectual Property Rights* section, the *Item 1A. Risk Factors—Collaborations and Other Relationships with Third Parties* section and *Notes 2* and *17*.

INTERNATIONAL OPERATIONS

Our operations are conducted globally, and we supply our medicines and vaccines to approximately 200 countries and territories. Emerging markets are an important component of our strategy for global leadership, and our commercial structure recognizes that the demographics and rising economic power of the fastest-growing emerging markets are becoming more closely aligned with the profile found within developed markets. Urbanization and the rise of the middle class in emerging markets provide potential growth opportunities for our products.

Revenues from operations outside the U.S. of $31.4 billion accounted for 54% of *Total revenues* in 2023. Revenues exceeded $500 million in each of 14, 24 and 21 countries outside the U.S. in 2023, 2022 and 2021, respectively. The decrease in the number of countries exceeding $500 million in revenues from 2022 to 2023 was primarily driven by decreases in revenues related to Comirnaty and Paxlovid. As a percentage of *Total revenues*, our largest country outside the U.S. was Japan in 2023. For a geographic breakdown of *Total revenues*, see the *Total Revenues by Geography* section within MD&A and *Note 17B*.

Revenues by Country as % of Total Revenues



Our international operations are subject to risks inherent in carrying on business in other countries. See the *Item 1A. Risk Factors—Global Operations* and *Item 1. Business—Government Regulation and Price Constraints* sections.

SALES AND MARKETING

Our prescription biopharmaceutical products, with the exception of Paxlovid in 2022 and 2023, are sold principally to wholesalers, but we also sell directly to retailers, hospitals, clinics, government agencies and pharmacies. In 2022 and 2023, we principally sold Paxlovid globally to government agencies. Our vaccines in the U.S. are primarily sold directly to the federal government (including the CDC), wholesalers, individual provider offices, retail pharmacies and integrated delivery systems. Our vaccines outside the U.S. are primarily sold to government and non-government institutions. Certain of these government contracts may be renegotiated or terminated at the discretion of a government entity. Our contracts with government and supranational organizations for the sales of Comirnaty and Paxlovid, which are binding contracts, represented a significant amount of revenues in 2022 and 2023. Sales of Comirnaty and Paxlovid in the U.S. transitioned to commercial channels in the second half of 2023. For information on our October 2023 amended agreement with the U.S. government regarding Paxlovid, see *Note 17C*.

We also seek to gain access for our products on formularies, which are lists of approved medicines available to members of healthcare programs or PBMs. PBMs use various benefit designs, such as tiered co-pays for formulary products, to drive utilization of products in preferred formulary positions. We may also work with payors on disease management programs that help to develop tools and materials to educate patients and physicians on key disease areas. For information on our significant customers, see *Note 17C*.

We promote our products to healthcare providers and patients consistent with applicable laws. Through our marketing organizations, we explain the approved uses, benefits and risks of our products to healthcare providers and patients; MCOs that provide insurance coverage, such as hospitals, integrated delivery systems, PBMs and health plans; and employers and government agencies who hire MCOs to provide health benefits to their employees. In the U.S., we market directly to consumers through direct-to-consumer advertising that seeks to communicate the approved uses, benefits and risks of our products while motivating people to have meaningful conversations with their doctors. In addition, we sponsor general advertising to educate the public on disease awareness, prevention and wellness, important public health issues and our patient assistance programs.

As part of our commitment to engaging our customers in a manner they prefer, we take an omnichannel approach, including both virtual and in person interactions, and see generally positive customer response to both approaches.

PATENTS AND OTHER INTELLECTUAL PROPERTY RIGHTS

Patents. We own or have co-promotion and/or license rights related to a number of patents covering pharmaceutical and other products, their uses, formulations, and product manufacturing processes.

Patents for individual products extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. The scope of protection afforded by a patent can vary from country to country and depends on the patent type, the scope of its patent claims and the availability of legal remedies. Patent term extensions (PTE) may be available in some countries to compensate for a loss of patent term due to delay in a product's approval due to the regulatory requirements, while patent term adjustment may be available in some countries to compensate for administrative delays during prosecution of patents. One of the primary considerations in limiting our operations in some countries outside the U.S. is the lack of effective intellectual property protection for our products, although international and U.S. free trade agreements have included some global protection of intellectual property rights. See the *Item 1. Business—Government Regulation and Price Constraints* section.

In various markets, a period of regulatory exclusivity may be provided for drugs or vaccines upon approval. The scope and term of such exclusivity will vary but, in general, the period will run concurrently with the term of any existing patent rights associated with the drug at the time of approval.

Based on current sales and other factors, and considering the competition with products sold by our competitors, the patent rights we consider most significant in relation to our business as a whole, together with the year in which the basic product patent expires, are as follows:

Product	U.S. Basic Product Patent Expiration Year[1]	Major Europe Basic Product Patent Expiration Year[1]	Japan Basic Product Patent Expiration Year[1]
Inlyta	2025	2025	2025
Xeljanz	2025	2028[2]	2025
Prevnar 13/Prevenar 13	2026	[3]	2029
Eliquis	2026[4]	2026[5]	2026
Ibrance	2027	2028	2028
Xtandi[6]	2027	[6]	[6]
Vyndaqel/Vyndamax/Vynmac	2024[7] (2028 pending PTE)	2026	2026/2029[8]
Adcetris[9]	2024[10]	[9]	[9]
Nurtec ODT/Vydura	2030 (2034 pending PTE)	2035	2030[11]
Braftovi[12]	2030 (2031 pending PTE)	[12]	[12]
Mektovi[12]	2031[13]	[12]	[12]
Talzenna	2029 (2032 pending PTE)	2034	2029
Oxbryta	2033	2037	2032[11]
Lorbrena	2033	2034	2036
Padcev[14]	2033[15]	[14]	[14]
Tukysa[16]	2031 (2034 pending PTE)	2031	2026[11]
Zavzpret	2031 (2034 pending PTE)	2031[11]	2031[11]
Velsipity	2029 (2034 pending PTE)	2029	2029[11]
Prevnar 20/Apexxnar	2033 (2035 pending PTE)	2033 (2037 pending SPC)	2033[11]
Ngenla[17]	2035[2]	2032[2]	2030[2]
Cibinqo	2034 (2036 pending PTE)	2036	2038
Tivdak[18]	2033[19]	2031[11]	[18]
Litfulo	2034 (2037 pending PTE)	2034 (2038 pending SPC)	2034 (2039 pending PTE)
Abrysvo	2036 (2037 pending PTE)	[22]	2036
Elrexfio	2036 (2037 pending PTE)	2036	2036[11]
Penbraya	2038	2038[11]	2038[11]
COVID-19 Products			
Pfizer-BioNTech COVID-19 Vaccine[20]	2041	[21][23]	[22]
Paxlovid	2041	2041	2041
Pfizer-BioNTech COVID-19 Vaccine, Bivalent (Original and Omicron BA.4/BA.5)/ Comirnaty Original/Omicron BA.1 Vaccine[20]	[22]	[22][23]	[22]
XBB.1.5-Adapted Monovalent COVID-19 vaccine[20]	[22]	[22][23]	[22]

(1) Unless otherwise indicated, the years pertain to the basic product patent expiration, including granted PTEs, supplementary protection certificates (SPC) or pediatric exclusivity periods. SPCs are included when granted in three out of five major European markets (France, Germany, Italy, Spain and the U.K.). Noted in parentheses is the projected year of expiry of the earliest pending patent term extension in the U.S. or Japan and/or SPC application in Europe, the term of which, if granted, may be shorter than originally requested due to a number of factors. In some instances, there are later-expiring patents relating to our products which may or may not protect our product from generic or biosimilar competition after the expiration of the basic patent.

(2) Expiry is provided by regulatory exclusivity in this market.

(3) The Europe patent that covers the combination of the 13 serotype conjugates of Prevenar 13 was revoked following an opposition and has now been withdrawn. There are other Europe patents and pending applications covering the formulation, various aspects of the manufacturing process, and the combination of serotype conjugates of Prevenar 13 that remain in force.

(4) Eliquis was developed and is being commercialized in collaboration with BMS. In the U.S., we and BMS previously settled certain patent litigations with a number of generic companies permitting their launch of a generic version of Eliquis on April 1, 2028 (the settled generic companies). We continued to litigate against three

remaining generic companies and following the resolution of the litigation in our favor, the three generic companies are not permitted to launch their products until the 2031 expiration date of the formulation patent. Both the composition of matter patent expiring in November 2026 and the formulation patent expiring in 2031 may be subject to future challenges. While we cannot predict the outcome of any potential future litigation, there are certain potential alternatives that might occur which could potentially permit generic launch prior to April 1, 2028: (i) if the formulation patent is held invalid or not infringed in future litigation, through appeal, the settled generic companies and any successful future litigant would be permitted to launch on November 21, 2026; or (ii) if both patents are held invalid or not infringed in future litigation, through appeal, the settled generic companies and any successful future litigant could launch products immediately upon such an adverse decision. Refer to *Note 16A1* for more information.

(5) On October 31, 2023, the U.K. Supreme Court refused BMS's permission to appeal in relation to the judgment having found the apixaban basic product patent and associated SPC invalid. Additional challenges are pending in other jurisdictions.

(6) Xtandi is being developed and commercialized in collaboration with Astellas, which has exclusive commercialization rights for Xtandi outside the U.S. Pfizer receives tiered royalties as a percentage of international Xtandi net sales.

(7) Interim patent term extension requests have been granted extending the expiry from December 2023 to December 2024 and Pfizer has filed applications for patent term extension to 2028.

(8) Vyndaqel (tafamidis meglumine) basic patent expiry in Japan is August 2026 for treatment of polyneuropathy. Vynmac (tafamidis) was approved in Japan for treatment of cardiomyopathy with regulatory exclusivity expiring in March 2029.

(9) Adcetris is being developed and commercialized in collaboration with Takeda. Pfizer has commercialization rights for Adcetris in the U.S. and its territories and in Canada. Takeda has commercialization rights in the rest of the world and pays Pfizer a royalty based on a percentage of Takeda's net sales of Adcetris in its licensed territories, based on annual net sales tiers.

(10) There are other U.S. patents covering related ADC uses, technology and manufacturing that remain in force beyond composition of matter expiry.

(11) Product not yet approved or authorized in this market.

(12) We have exclusive rights to Braftovi and Mektovi in the U.S., Canada and certain emerging markets. The Pierre Fabre Group has exclusive rights to commercialize both products in Europe and Ono has exclusive rights to commercialize both products in Japan. We receive royalties from The Pierre Fabre Group and Ono on sales of Braftovi and Mektovi in a majority of markets outside the U.S.

(13) Mektovi U.S. expiry is provided by a method of use patent.

(14) Padcev is being commercialized in collaboration with Astellas. Pfizer has co-promotion rights in the U.S. Outside the U.S., Pfizer has commercialization rights in all countries in North and South America, and Astellas has commercialization rights in the rest of the world, including Europe, Asia, Australia and Africa.

(15) There is a U.S. patent covering related ADC manufacturing that will remain in force beyond the composition of matter expiry.

(16) In September 2020, Seagen and Merck began a collaboration to commercialize Tukysa. As of December 31, 2023, this collaboration ended and all commercialization rights were returned to Seagen (Pfizer).

(17) Ngenla is being developed in collaboration with OPKO.

(18) Tivdak is developed and commercialized in collaboration with Genmab. Pfizer and Genmab have co-promotion rights in the U.S. Outside the U.S., Pfizer has commercialization rights in the rest of the world except for Japan, where Genmab has commercialization rights, and certain territories where Zai Lab Limited (Zai Lab) has commercialization rights (mainland China, Hong Kong, Macau, and Taiwan). Pfizer and Genmab equally share all costs and profits for Tivdak in the U.S., Europe, China (including the payments from Zai Lab described below) and Japan. In markets outside the U.S. other than Europe, China, and Japan, Pfizer will pay Genmab a royalty based on a percentage of aggregate net sales. Further, pursuant to the agreement with Zai Lab, Pfizer is entitled to receive potential development, regulatory and commercial milestone payments, and tiered royalties on net sales of Tivdak in the Zai Lab territories, which will be shared equally with Genmab.

(19) Expiry is provided by regulatory exclusivity in this market. In addition to regulatory exclusivity, there are U.S. patents covering related ADC manufacturing and technology that remain in force beyond the regulatory exclusivity expiry.

(20) Product is being commercialized in collaboration with BioNTech.

(21) The basic product patent has been granted in the U.K. and expires in 2041. In the other major markets, a patent application has been filed. If granted, a full term is expected.

(22) The basic product patent application has been filed in this market. If granted, a full term is expected in this market.

(23) Pfizer does not have co-promotion rights for this product in Germany.

For information regarding profit sharing and royalty arrangements for certain of these products, see *Item 1. Business—Collaboration and Co-Promotion Agreements*.

Loss of Intellectual Property Rights. The loss, expiration or invalidation of intellectual property rights, patent litigation settlements and judgments and the expiration of co-promotion and licensing rights can have a material adverse effect on our revenues. Once patent protection has expired or has been lost prior to the expiration date as a result of a legal challenge, we typically lose exclusivity on these products, and generic and biosimilar pharmaceutical manufacturers generally produce identical or highly similar products and sell them for a lower price. The date at which generic or biosimilar competition commences may be different from the date that the patent or regulatory exclusivity expires. However, when generic or biosimilar competition does commence, the resulting price competition can substantially decrease our revenues for the impacted products, often in a very short period of time. Also, if one of our product-related patents is found to be invalid by judicial, court or regulatory or administrative proceedings, generic or biosimilar products could be introduced, resulting in the erosion of sales of our existing products. Additionally, we could be subject to claims that our intellectual property rights infringe third party patents.

Certain of our products have experienced patent-based expirations or loss of regulatory exclusivity in certain markets in the last few years, and we expect certain products to face increased generic competition over the next few years. While additional patent expiries will continue, we expect a moderate impact of reduced revenues due to patent expiries from 2024 through 2025. We anticipate a more significant impact of reduced revenues from patent expiries in 2026 through 2030 as several of our in-line products experience patent-based expirations. There is no assurance that a particular product will maintain market exclusivity for the full time period that appears in the estimates included in this Form 10-K or that we assume when we provide our financial guidance. For additional information on the impact of LOEs on our revenues, see the *Overview of Our Performance, Operating Environment, Strategy and Outlook—Our 2023 Performance* section within MD&A.

We continue to vigorously defend our patent rights against infringement, and we will continue to support efforts that strengthen worldwide recognition of patent rights while taking necessary steps to help ensure appropriate patient access. See the *Item 1A. Risk Factors—Competitive Products, —Intellectual Property Protection* and *—Third-Party Intellectual Property Claims* sections and *Note 16A1*.

Trademarks. Our products are sold under brand-name and logo trademarks and trade dress. Registrations generally are for fixed, but renewable, terms and protection is provided in some countries for as long as the mark is used while in others, for as long as it is registered. Protecting our trademarks is of material importance to us.

COMPETITION

Our business is conducted in intensely competitive and highly regulated markets. Many of our products face competition in the form of branded or generic drugs or biosimilars that treat similar diseases or indications. The principal forms of competition include efficacy, safety, ease of use and cost. Though the means of competition vary among our products, demonstrating the value of our products is a critical factor for success.

We compete with other companies that manufacture and sell products that treat or prevent diseases or indications similar to those treated or prevented by our major products. These competitors include other worldwide research-based biopharmaceutical companies, smaller research companies with more limited therapeutic focus and generic drug and biosimilar manufacturers. Our competitors also may devote substantial funds and resources to R&D and their successful R&D could result in erosion of the sales of our existing products and potential sales of our products in development, as well as product obsolescence. In addition, several of our competitors operate without large R&D expenses and make a regular practice of challenging our product patents before their expiration.

To help address competitive trends we continually emphasize innovation, which is underscored by our multi-billion-dollar investment in R&D, as well as our business development transactions, both designed to result in a strong and differentiated product pipeline. Our investment in research continues even after drug or vaccine approval as we seek to further demonstrate the value of our products for the conditions they treat or prevent, as well as investigating potential new applications. We educate patients, physicians, payors and global health authorities on the benefits and risks of our medicines and vaccines, and seek to continually enhance the organizational effectiveness of our biopharmaceutical functions, including our efforts to effectively launch and market our products to our customers.

Operating conditions have also shifted as a result of increased global competitive pressures, industry regulation and cost containment. We continue to evaluate, adapt and improve our organization and business practices in an effort to better meet customer and public needs. We believe that we have taken an industry-leading role in evolving our ethical approaches to U.S. direct-to-consumer advertising, interactions with, and payments to, healthcare professionals and medical education grants. We also continue to support programs to address patient affordability and access barriers, as we strive to advance fundamental health system change through our support for better healthcare solutions. For example, in May 2022, we launched *An Accord for a Healthier World,* which aims to provide our full portfolio of patented and off-patent medicines and vaccines for which Pfizer holds global rights on a not-for-profit basis to 1.2 billion people living in 45 lower-income countries around the world.

Our vaccines have and may continue to face competition, including from the introduction of alternative vaccines or "next-generation" vaccines prior to or after the expiration of their patents, which may adversely affect our future results.

Our biosimilars, which include biosimilars of certain inflammation & immunology and oncology biologic medicines, compete with branded products from competitors, as well as other generics and biosimilars manufacturers. We seek to maximize the opportunity to establish a "first-to-market" or early market position for our biosimilars to provide customers a lower-cost alternative immediately when available and also to potentially provide us with higher levels of sales and profitability until other competitors enter the market.

Generic Products. Generic pharmaceutical manufacturers pose one of the biggest competitive challenges to our branded small molecule products because they can market a competing version of our product after the expiration or loss of our patent protection and often charge much less. Several competitors regularly challenge our product patents before their expiration. Generic competitors often operate without large R&D expenses, as well as without costs of conveying medical information about products to the medical community. In addition, the approval process in the U.S. and in the EU exempts generics from costly and time-consuming clinical trials to demonstrate their safety and efficacy, allowing generic manufacturers to rely on the safety and efficacy data of the innovator product. In China, for example, given the expansion of the QCE process and continuation of the VBP program, we expect to continue to face intensified competition by certain generic manufacturers in 2024 and beyond, which has and may continue to result in price cuts and volume loss of some of our products. In addition, generic versions of competitors' branded products have and may continue to compete with our products.

Commercial and government payors typically encourage the use of generics as alternatives to brand-name drugs in their healthcare programs, including Medicaid in the U.S., and U.S. laws generally allow, and in some cases require, pharmacists to substitute generic drugs for brand-name drugs. In a small subset of states, prescribing physicians are able to expressly prevent such substitution. Similar rules also apply in several EU member states, where national authorities typically encourage and incentivize the use of generic products.

Biosimilars. Certain of our biologic products, including Enbrel (we market Enbrel outside the U.S. and Canada), already face, or may face in the future, competition from biosimilars (also referred to as follow-on biologics). Biosimilars are versions of biologic medicines that have been developed and proven to be highly similar to the original biologic in terms of safety and efficacy and that have no clinically meaningful differences in safety, purity or potency. Biosimilars have the potential to offer high-quality, lower-cost alternatives to innovative biologic medicines. In the U.S., biosimilars referencing innovative biologic products are approved by the FDA under the U.S. Public Health Service Act, whereas in the EU the EMA is responsible for evaluating the majority of applications for biosimilars through the centralized procedure.

PRICING PRESSURES AND MANAGED CARE ORGANIZATIONS

Commercial Pricing Pressures. Pricing and access pressures in the commercial sector continue to be significant. Overall, there is increasing pressure on U.S. providers to deliver healthcare at a lower cost and to ensure that those expenditures deliver demonstrated value in terms of health outcomes. Many employers have adopted or make available high deductible health plans, which can increase out-of-pocket costs for medicines. This trend is likely to continue. Private third-party payors, such as health plans, increasingly challenge pharmaceutical product pricing, which could result in lower prices, lower reimbursement rates for payors and a reduction in demand for our products, including denial of coverage of our products, if lower cost alternatives are available. Payors often require significant discounts, or rebates, from our prices in exchange for more favorable formulary placement. Pricing pressures also may occur as a result of highly competitive biopharmaceutical markets and increasing concentration of insurers and PBMs. Healthcare provider purchasers, directly or through group purchasing organizations, are seeking enhanced discounts or implementing more rigorous bidding or purchasing review processes.

Longer term, we foresee a shift in focus among payors and their PBMs away from fee-for-service reimbursement towards outcomes-based payments and risk-sharing arrangements that reward providers and pharmaceutical manufacturers for cost reductions and improved patient outcomes. These new payment models can, at times, lead to lower prices for, and restricted access to, new medicines. At the same time, these models can also promote utilization of drugs by encouraging physicians to screen and diagnose and consider drugs as a means of forestalling more costly medical interventions. Further, these models may also encourage payors and their PBMs to cover higher cost drugs where coverage is tied to patient outcomes and other quality incentives.

The impact of large-scale healthcare disruptions, like the COVID-19 pandemic, on the pace of adoption of value-based payment models remains unclear. Both payors and providers may resist adopting such models or choose to adopt such models at a slower pace if the incentives available do not outweigh the financial risk involved. Adoption of such models, in particular models that involve downside risk, may depend on revenue predictability for hospitals and other institutional providers, many of which are still struggling to recover financially following the COVID-19 pandemic. Providers in more advanced value-based payment models, such as full capitation, a fixed amount paid in advance per-patient per-unit of time-period, generally found their revenues remained steady during the COVID-19 pandemic, which may ultimately encourage the growth of such models. Going forward, we expect continued focus on value-based payment models that support financial resiliency and advance healthcare equity by incorporating features intended to reduce disparities in healthcare quality and access experienced by underrepresented and underserved populations.

We believe medicines and vaccines are the most efficient and effective use of healthcare dollars based on the value they deliver to the overall healthcare system. We work with law makers and advocate for solutions that effectively improve patient health outcomes, lower costs to the healthcare system, and help ensure access to medicines and vaccines within an efficient and affordable healthcare system. This includes assessing our go-to market model to help address patient affordability challenges. We have engaged with major payors and the U.S. government to explore opportunities to improve access and reimbursement in an effort to drive pro-patient policies. In addition, in response to the evolving U.S. and global healthcare spending landscape, we work with health authorities, health technology assessment and quality measurement bodies and major U.S. payors throughout the product-development process to better understand how these entities value our compounds and products. Further, we are developing stronger support designed to demonstrate the net value of the medicines and vaccines that we discover or develop, register and manufacture.

For information on government pricing pressures, see the *Item 1. Business—Government Regulation and Price Constraints* and *Item 1A. Risk Factors—Pricing and Reimbursement* sections.

Managed Care Organizations. The evolution of managed care in the U.S. has been a major factor in the competitiveness of the healthcare marketplace. Approximately 318 million people in the U.S. now have some form of health insurance coverage, and the marketing of prescription drugs and vaccines to both consumers and the entities that manage coverage in the U.S. continues to grow in importance. In particular, the influence of MCOs has increased in recent years due to the growing number of patients receiving coverage through MCOs. At the same time, consolidation in the MCO industry has resulted in fewer, even larger MCOs, which enhances those MCOs' ability to negotiate lower pricing and further increases their importance to our business. Since MCOs seek to contain and reduce healthcare expenditures, their growing influence has increased downward pressure on drug prices, as well as negatively impacted revenues.

MCOs and their PBMs typically negotiate prices with pharmaceutical providers by using formularies (which are lists of approved medicines available to MCO members), clinical protocols (which require prior authorization for a branded product if a generic product is available or require the patient to first fail on one or more generic products before permitting access to a branded medicine), long-term contracts and their ability to influence volume and market share of prescription drugs. In addition, by placing branded medicines on higher-tier or non-preferred status in their formularies, MCOs transfer to the patient higher patient out-of-pocket expenses. This financial disincentive is a tool for MCOs to manage drug costs and channel patients to medicines preferred by the MCOs. We expect payment reforms for MCOs will continue to evolve with increased emphasis on expanded participation and on removing barriers to equitable healthcare.

The breadth of the products covered by formularies can vary considerably from one MCO to another, and many formularies include alternative and competitive products for treatment of particular medical problems. MCOs emphasize primary and preventive care, out-patient treatment and procedures performed at doctors' offices and clinics as ways to manage costs. Hospitalization and surgery, typically the most expensive forms of treatment, are carefully managed, and drugs that can help in chronic care management and reduce the need for hospitalization, professional therapy or surgery may become favored first-line treatments for certain diseases. At the same time, MCOs may seek to exclude high-cost drugs from formularies in their efforts to manage and lower their costs.

Exclusion of a product from a formulary or other MCO-implemented restrictions can significantly impact drug usage in the MCO patient population and beyond. Consequently, pharmaceutical companies compete to gain access to formularies for their products, typically on the basis of unique product features, such as greater efficacy, better patient ease of use, or fewer side effects, as well as the overall cost of the therapy. We continue to seek to ensure that our major products are included on MCO formularies. However, our branded products are increasingly being placed on the higher tiers or in a non-preferred status. Continuing efforts by managed care entities to contain or reduce costs of healthcare and/ or impose price controls may adversely affect demand for our products and our financial performance. See the *Item 1A. Risk Factors—Managed Care Trends* section.

RAW MATERIALS

We procure raw materials essential to our business from numerous suppliers worldwide. In general, these materials have been available in sufficient quantities to support our demand and in many cases are available from multiple suppliers. No significant impact to our operations due to the availability of raw materials is currently anticipated in 2024. However, we continue to see heightened demand in the industry for certain components and raw materials, which could potentially result in constraining available supply leading to a possible future impact on our business. We are continuing to monitor and implement mitigation strategies to reduce any potential risk or impact including active supplier management, qualification of additional suppliers and advanced purchasing to the extent possible.

GOVERNMENT REGULATION AND PRICE CONSTRAINTS

We are subject to extensive regulation by government authorities in the countries in which we do business. This includes laws and regulations governing the operations of biopharmaceutical companies, such as the approval, manufacturing and marketing of products, pricing (including discounts and rebates) and price reporting, interactions with healthcare professionals, institutions, and referral sources, reporting of remuneration provided to healthcare providers and academic medical centers, financial assistance provided to patients, clinical research, data privacy and information security, among others. These laws and regulations may require administrative guidance for implementation, and a failure to comply could subject us to legal and/or administrative actions. Enforcement measures may include substantial fines and/or penalties, orders to stop non-compliant activities, criminal charges, warning letters, product recalls or seizures, delays in product approvals, exclusion from participation in government programs or contracts as well as limitations on conducting business in applicable jurisdictions, and could result in harm to our reputation and business. See *Note 16A.* Compliance with these laws and regulations may be costly, and may require significant technical expertise and capital investment to ensure compliance. While capital expenditures or operating costs for compliance with government regulations cannot be predicted with certainty, we do not currently anticipate they will have a material effect on our capital expenditures or competitive position.

In the U.S.

Drug and Biologic Regulation. The FDA, pursuant to the FFDCA, the Public Health Service Act and other federal statutes and regulations, extensively regulates pre- and post-marketing activities related to our biopharmaceutical products and devices. The regulations govern areas such as safety and efficacy, clinical trials, advertising and promotion, quality control, manufacturing, labeling, distribution, post-marketing safety surveillance and reporting, and record keeping. Other U.S. federal agencies, including the DEA, also regulate certain of our products and activities.

For a biopharmaceutical company to market a drug or a biologic product, including vaccines, the FDA must evaluate whether the product is safe and effective for its intended use. If the FDA determines that the drug or biologic is safe and effective, the FDA will approve the product's NDA or BLA (or supplemental NDA or supplemental BLA), as appropriate.

A drug or biologic may be subject to postmarketing commitments, which are studies or clinical trials that the product sponsor agrees to conduct, or postmarketing requirements, which are studies or clinical trials that are required as a condition of approval. In addition, we are also required to report adverse events and comply with cGMPs (the FDA regulations that govern all aspects of manufacturing quality for pharmaceuticals) and the Drug Supply Chain Security Act (the law that, among other things, sets forth requirements related to product tracing, product identifiers and verification for manufacturers, wholesale distributors, re-packagers and dispensers to facilitate the tracing of product through the pharmaceutical distribution supply chain), as well as advertising and promotion regulations. See the *Item 1A. Risk Factors—Development, Regulatory Approval and Marketing of Products* and *—Post-Authorization/Approval Data* sections.

In the context of public health emergencies, like the COVID-19 pandemic, we may apply to the FDA for an EUA which, if granted, allows for the distribution and use of our products during the declared emergency, in accordance with the conditions set forth in the EUA, unless the EUA is terminated by the government. Although the criteria for an EUA differ from the criteria for approval of an NDA or BLA, EUAs nevertheless require the development and submission of data to satisfy the relevant FDA standards, and a number of ongoing obligations. The FDA generally expects EUA holders to work toward submission of full applications, such as a BLA or an NDA, as soon as possible.

Biosimilar Regulation. The FDA is responsible for approval of biosimilars. Innovator biologics, or reference products, are entitled to 12 years exclusivity. Applications for biosimilars may not be submitted until four years after the date on which the reference product was first licensed and may not be approved until 12 years after the reference product was first licensed.

Sales and Marketing Regulations. Our marketing practices are subject to federal and state laws, such as the Anti-Kickback Statute (AKS), Civil Monetary Penalties Law and False Claims Act, intended to prevent fraud and abuse in the healthcare industry. The AKS prohibits soliciting, offering, receiving, or paying anything of value to generate business that may be paid for, in whole or in part, by a federal healthcare program. The Civil Monetary Penalties Law covers a variety of conduct, often violations under other laws, and includes penalties for AKS violations as well as causing the submission of false claims. The False Claims Act generally prohibits anyone from knowingly and willingly presenting, or causing to be presented, any claims for payment for goods or services, including to government payors, such as Medicare and Medicaid, that are false or fraudulent including false certifications of compliance with applicable law. The federal government and states also regulate sales and marketing activities and financial interactions between manufacturers and healthcare providers, requiring disclosure to government authorities and the public of such interactions, and the adoption of compliance standards or programs. State attorneys general have also taken action to regulate the marketing of prescription drugs under state consumer protection and false advertising laws.

Pricing, Reimbursement and Access Regulations. Pricing and reimbursement for our products depend in part on government regulation. Any significant efforts at the federal or state levels to reform the healthcare system by changing the way healthcare is provided or funded or to expand controls on drug pricing, government reimbursement, and access to medicines and vaccines on public and private insurance plans could have a material impact on us.

We must offer discounts or rebates on purchases of pharmaceutical products under various government programs including Medicare, Medicaid, the Veterans Administration and the 340B Drug Pricing Program (340B Program). We also must report specific prices to government agencies. The calculations necessary to determine the prices reported are complex and the failure to do so accurately may expose us to enforcement measures. See the discussion regarding rebates in the *Product Revenue Deductions* section within MD&A and *Note 1G.*

The drug pricing provisions of the IRA, which was signed into law in August 2022, began to be implemented in 2022 and implementation will continue over the next several years. The IRA includes several provisions to lower prescription drug costs for Medicare patients and to reduce drug spending by the federal government. Among other things, the IRA enhances the Medicare Part D benefit by eliminating the coverage gap ("donut hole") beginning in 2025, adds a maximum out-of-pocket cap for Medicare beneficiaries (set at $2,000 for 2025), and creates a new program that allows patients to pay their cost-sharing over time. The law also requires manufacturers to provide a 10% discount on branded prescriptions in the initial coverage phase and a 20% discount in the catastrophic phase, imposes rebates under Medicare Part B and Medicare Part D on drug price increases that outpace inflation, and directs HHS to set the prices of certain high-expenditure, single-source drugs and biologics covered under Medicare (known as the "Medicare Drug Price Negotiation Program"). In August 2023, the Biden Administration published the first ten medicines subject to the Medicare Drug Price Negotiation Program, which included Eliquis. As a selected drug, CMS will establish a "maximum fair price" for Eliquis and that price will be published by September 1, 2024. The price will be in effect in 2026. The maximum fair price established by CMS is required to be offered to all Medicare beneficiaries and to covered entities participating in the 340B Program if that maximum fair price is lower than the discounted price such entities are offered under the 340B Program ceiling price calculation. In addition, there will be a new Medicare manufacturer discount program agreement expected to be signed in March 2024 that will change our discounting obligations for all medicines in Medicare, with few exceptions, beginning in 2025. The Medicare Drug Price Negotiation Program is currently subject to legal challenges and therefore, the outcome of the Program remains uncertain. We continue to evaluate the impact of the IRA on our business, operations and financial condition and results as the full effect of the IRA on our business and the pharmaceutical industry remains uncertain.

Changes to the Medicaid Drug Rebate Program or the 340B Program could have a material impact on our business. For example, certain changes finalized by CMS in a December 2020 final rule, including which products qualify as so-called "line extension" drugs subject to increased rebate liability, may have a material impact on our business. Additionally, in May 2023, CMS proposed new rules that could, if finalized, have a material impact on our business. Those proposals include, for example, new rules regarding how manufacturers would be required to aggregate discounts for purposes of determining their Medicaid Best Price. Additionally, various potential changes to the 340B Program are undergoing review or are the subject of current regulatory activity and/or litigation, and their status is unclear. In 2022, we implemented a policy that will help improve contract pharmacy integrity. The HHS Health Resources and Services Administration (HRSA), which administers the 340B Program, has sent letters to numerous manufacturers that have also implemented contract pharmacy policies and integrity initiatives; the letters express HRSA's view that those manufacturers' policies are in violation of the 340B statute. HRSA also has referred some of those other manufacturers to the HHS Office of Inspector General (OIG) for potential enforcement action. Pfizer has not received an enforcement letter from HRSA to date relating to our 340B Program integrity initiative. Several manufacturers have challenged HRSA's enforcement letters in federal court and litigation is ongoing in those cases. We believe that our policy is consistent with the statute. In addition, some states have enacted laws seeking to restrict manufacturer policies related to contract pharmacy transactions in their states. At least one state has begun to pursue enforcement proceedings under its law. Several stakeholders have challenged such laws in certain states. Other states have considered and could enact similar laws going forward, although any such laws also may be subject to legal challenges. Additional legal or legislative developments at the federal or state level with respect to the 340B Program may have an adverse impact on our integrity initiative, and we may face enforcement action or penalties, depending upon such developments. The 340B Program continues to be a subject of regulatory activity, congressional scrutiny and inquiries, litigation, and other developments, any or all of which could affect the scope of the program and Pfizer's obligation to offer discounts to 340B Program covered entities under the program. See the *Item 1A. Risk Factors—Pricing and Reimbursement* section.

States seek to control healthcare costs related to Medicaid and other state regulated healthcare programs. A majority of states use preferred drug lists to manage access to pharmaceutical products under Medicaid, including some of our products. States may seek to negotiate supplemental rebate agreements that are larger than the minimum federal requirement for preferred formulary access. Preferred access to our products under the Medicaid managed care programs are often determined by the managed care health plans contracted by the state to administer benefits, which may also require supplemental rebates for preferred formulary access. We expect states will continue to seek cost cutting, which may focus on managed care capitation payments, supplemental rebates, and/or formulary management.

We expect to see continued focus by Congress and the Biden Administration on regulating pricing and access to medicine, in addition to actions already taken, which could result in legislative and regulatory changes. Government and private payors routinely seek to manage utilization and control the costs of our products. There is considerable public and government scrutiny of pharmaceutical pricing and actions being taken at the state and federal level. Further efforts by states and the federal government to regulate prices or payment for pharmaceutical products, including proposed actions to facilitate drug importation, such as Florida's drug importation program which was recently authorized by the FDA, limit reimbursement to lower reference prices, require deep discounts, impose financial penalties related to pricing practices, and require manufacturers to report and make public price increases and sometimes a written justification for the increase, could adversely affect our business if implemented. Further, commercial payors often follow Medicare coverage and reimbursement policies when setting their own payment rates. Any reduction in cost or other containment measures may similarly be adopted by commercial plans. Payors may continue to promote generic drugs and biosimilars more aggressively to generate savings and attempt to stimulate additional price competition. In addition, we expect that consolidation and integration among pharmacy chains, wholesalers and PBMs will increase pricing pressures in the industry. See the *Item 1A. Risk Factors—Managed Care Trends* section.

Anti-Corruption. The FCPA prohibits U.S. corporations and their representatives from offering, promising, authorizing or making payments to any foreign government official, government staff member, political party or political candidate to obtain or retain business abroad. The scope of the FCPA includes interactions with certain healthcare professionals in many countries. Other countries have enacted similar anti-corruption laws and/or regulations.

Data Privacy. The number of privacy and data security laws and regulations in the U.S. to which we are subject on the federal and state level continues to increase. We routinely collect and use sensitive personal information relating to digital health. The legislative, regulatory and litigation landscape for privacy and data protection requirements is rapidly evolving and changing. These requirements are not universal and can conflict between jurisdictions. Compliance with those laws and regulations is made more complex by the lack of consistent standards, common definitions, or clear regulatory expectations. At the same time, enforcement of these laws and regulations is increasing and litigation is becoming more common. Any failure or perceived failure by us to comply with applicable privacy and data protection laws and regulations, including cybersecurity breaches or incidents, could subject us to significant fines and penalties, litigation, and negatively impact our reputation.

Outside the U.S.

New Drug Approvals. In the EU, the EMA conducts the scientific evaluation, supervision and safety monitoring of our innovative medicinal products that are eligible for the centralized marketing authorization procedure. Through the centralized procedure, pharmaceutical companies may submit to the EMA a single application for a marketing authorization valid in all the EU and the European Economic Area (EEA) countries. The EC takes a legally binding decision based on the EMA's recommendation. For medicinal products that are not eligible for the centralized procedure, the mutual recognition procedure is based on the recognition of a pre-existing national marketing authorization by one or more EU member states, and the decentralized procedure allows the submission of a marketing authorization application simultaneously in several EU member states. In the U.K., the Medicines and Healthcare Products Regulatory Agency is the sole regulatory authority. In Japan, the Pharmaceuticals and Medical Device Agency is involved in a wide range of regulatory activities, including clinical studies, approvals, post-marketing reviews and pharmaceutical safety. In China, the National Medical Product Administration is the primary regulatory authority for approving and supervising medicines. Health authorities in many middle- and lower-income countries might require marketing approval or scientific opinions by a recognized regulatory authority (e.g., the FDA or EMA) before they begin reviewing or approving applications. By way of example, the EMA, in cooperation with the World Health Organization (WHO), can provide scientific opinions on high priority human medicines, including vaccines, for markets outside the EU.

In April 2023, the EC proposed to revise the EU pharmaceutical legislation. The proposed legislation includes a significant focus on tackling inequalities on access, affordability and availability of medicines across the EU. The legislative process is ongoing and when eventually completed, it is likely to be the largest reform in over 20 years to EU medicines regulation, with a wide range of impacts including on approval procedures, regulatory data protection and environmental protection measures.

Pharmacovigilance. In the EU, the EMA's PRAC is responsible for reviewing and making recommendations on product safety issues. Specifically, the PRAC focuses on detecting, assessing and communicating the risks associated with adverse reactions of medicinal products, while considering their therapeutic effects. It also evaluates post-authorization safety studies and conducts pharmacovigilance audits. Outside developed markets, pharmacovigilance requirements vary and are generally not as extensive, but there is a trend toward increasing regulation.

Pricing and Reimbursement. Certain governments, including in the different EU member states, the U.K., Japan, China, Canada and South Korea, provide healthcare at low-to-zero direct cost to consumers at the point of care and have significant power to regulate pharmaceutical prices or patient reimbursement levels to control costs for the government-sponsored healthcare system, particularly under recent global financing pressures. Governments globally may use a variety of measures to control costs, including, among others, legislative or regulatory pricing reforms, cross country collaboration and procurement, price cuts, mandatory rebates, health technology assessments, forced localization as a condition of market access, "international reference pricing" (i.e., the practice of a country linking its regulated medicine prices to those of other countries), QCE processes and VBP. In addition, the international patchwork of price regulation, differing economic conditions and incomplete value assessments across countries has led to varying access to quality medicines in many markets and some third-party trade in our products between countries. Several important multilateral organizations such as the WHO scrutinize international pharmaceutical pricing through policy recommendations and sponsorship of programs, such as "The Oslo Medicines Initiative" (OMI) which aims to ensure "affordability for high-priced medicines". The OMI concluded its work in September 2022, and the WHO/Europe Access to Novel Medicines Platform was established to enhance affordable and equitable access to effective, innovative and high-priced medicinal products in the region.

In China, pricing pressures have increased in recent years because of an overall focus on healthcare cost containment with the central government emphasizing improved health outcomes and decreased drug prices as key indicators of progress towards its healthcare reform. State owned hospitals and the state insurance program account for the vast majority of all drug purchases. For patented innovative products, drug prices have decreased dramatically as a result of adding innovative drugs (including oncology medicines, medicines for children and orphan drugs) to the National Reimbursement Drug List via access-price negotiation. A centralized VBP program with a tendering process aims to contain healthcare costs by driving utilization of generics that have passed QCE. This has resulted in further lowering the price of medicines, especially off-patent medicines; this trend is expected to continue. China is increasing its use of Health Technology Assessment and is controlling mark-ups within the country using a two-invoice limited system, which is a government policy that regulates the pricing of pharmaceutical products and medical devices. Pfizer, along with most off-patent originators, have mostly not been successful in the VBP bidding process. The government has indicated that additional post-LOE drugs (including biological products) could be subjected to VBP qualification in future rounds. Certain of our products, such as Sulperazon and Vfend injectables, were included as candidates in VBP rounds in 2023, and Pfizer was not successful in the bidding process for such products. While certain details of future QCE expansion have been made available, we are unable to determine the impact on our business of the various pricing measures underway.

Healthcare Provider Transparency and Disclosures. Several countries have implemented laws requiring (or industry trade associations have recommended) disclosure of transfers of value made by pharmaceutical companies to healthcare providers and/or healthcare organizations, such as academic teaching hospitals.

Intellectual Property. Reliable patent protection and enforcement around the world are among the key factors we consider for continued business and R&D investment. The WTO Agreement on Trade Related Aspects of Intellectual Property Rights (WTO-TRIPS) requires participant countries to provide patent and other intellectual property-related protection for pharmaceutical products by law, with a time-limited exemption provided for least-developed countries. While some countries have made improvements, we still face patent grant, enforcement and other intellectual property challenges in many countries.

While the global intellectual property policy environment has generally improved following implementation of WTO-TRIPS and bilateral/ multilateral trade agreements, our growth and ability to bring new product innovation to patients depends on maintaining those standards and further progress in intellectual property protection. In certain developed international markets, governments maintain relatively effective intellectual property policies. However, in the EU, pursuant to the ongoing review of pharmaceutical intellectual property and regulatory incentives, proposals introduced in 2023 may reduce the basic period of regulatory data protection from eight to six years, subject to the outcome of the ongoing legislative procedure. In several emerging market countries, governments have used intellectual property policies as a tool to force innovators to accept less than fair value for medicines, as well as to advance industrial policy and localization goals. Multilateral institutions continue to address the role of intellectual property in the context of the COVID-19 response, as well as pandemic preparedness and access to medicine more generally.

Considerable political and economic pressure has weakened current intellectual property protection in some countries and has led to policies such as more restrictive standards for obtaining patents and more difficult procedures for patenting biopharmaceutical inventions, restrictions on patenting certain types of inventions, revocation of patents, laws or regulations that promote or provide broad discretion to issue a compulsory license, weak intellectual property enforcement and failure to implement effective regulatory data protection. Our industry advocacy efforts focus on seeking a fair and transparent business environment for foreign manufacturers, underscoring the importance of strong intellectual property systems for all innovative industries (both domestic and foreign) and helping improve patients' access to innovative medicines and vaccines.

Data Privacy. We are subject to extensive privacy and data protection laws and regulations around the world concerning the collection, use and sharing of personal data. We routinely collect and use sensitive personal information relating to digital health. The legislative, regulatory and litigation landscape for privacy and data protection requirements is rapidly evolving and changing. These requirements are not universal and can conflict between jurisdictions. Compliance with those laws and regulations is made more complex by the lack of consistent standards, common definitions, or clear regulatory expectations. At the same time, enforcement of these laws and regulations is increasing and fines and penalties are also increasing. Any failure or perceived failure by us to comply with applicable privacy and data protection laws and regulations, including cybersecurity breaches or incidents, could subject us to significant fines and penalties, litigation, and negatively impact our reputation.

ENVIRONMENTAL MATTERS

Our operations are affected by national, state and/or local environmental laws. We have made, and intend to continue to make, the expenditures necessary for compliance with applicable laws. We also are cleaning up environmental contamination from past industrial activity at certain sites. We incurred capital and operational expenditures in 2023 for environmental compliance purposes and for the clean-up of certain past industrial activity as follows: $92 million in environment-related capital expenditures and $158 million in other environment-related expenses.

While capital expenditures or operating costs for environmental compliance cannot be predicted with certainty, we do not currently anticipate they will have a material effect on our capital expenditures or financial position. See also *Note 16A3*.

As a science guided organization, we take a proactive approach to our environmental sustainability initiatives. In 2022, we announced a new goal to further reduce greenhouse gas (GHG) emissions and achieve the Science Based Target Initiative's voluntary Net-Zero Standard by 2040. As part of this goal, Pfizer aims to decrease its GHG emissions by 95% and its value chain emissions by 90% from 2019 levels by 2040. To support our goal, we are developing and implementing our emission reduction plan, which will include strategies to achieve reductions throughout our value chain including investing in new technologies and innovative climate solutions, and setting expectations for our suppliers to establish science-aligned GHG emission reduction goals. Our emission reduction plan-related expenses and capital spending incurred for 2023 were not material to our consolidated financial statements. While we expect to incur incremental capital and operational expenditures to meet our goal, we do not currently anticipate they will have a material effect on our financial position in the near term. Longer term uncertainties such as the likelihood of commercially available technologies make it difficult to predict the financial impact of meeting the goal, and we will continue to assess and monitor the financial impact of the emission reduction plan.

For a discussion of the risks associated with climate change and our environmental initiatives, see the *Item 1A. Risk Factors—Climate Change and Sustainability* section.

OUR PEOPLE

Our purpose is: *Breakthroughs that change patients' lives.* These breakthroughs are delivered through the collaboration of our talented workforce. As of December 31, 2023, including Seagen colleagues, we employed approximately 88,000 people worldwide, with approximately 35,000 based in the U.S. Women compose approximately 52% of our global workforce, and approximately 39% of our U.S.-based employees are individuals with ethnically diverse backgrounds.

Our continued success links directly to the commitment, engagement and performance of our employees. It is important that we not only attract and retain the best and brightest talent, but also ensure they remain engaged and can thrive in an environment that is committed to helping them grow, succeed and contribute directly to achieving our purpose. At Pfizer, prioritizing a positive colleague experience is of utmost importance, particularly during times of business transformation. We were conscious of the impact that the challenges and opportunities facing our business throughout the year had on colleagues. Our goal is to prioritize the health and wellness of our colleagues, creating an environment where colleagues can excel in their work and advance our purpose. To achieve this, we strive to cultivate an inclusive and empowering work environment. This involves simplifying processes and eliminating unnecessary complexity, recognizing both performance and leadership skills, fostering career growth and internal mobility, and providing competitive compensation and benefits programs that promote mental and physical well-being.

Core Values. To fully realize Pfizer's purpose we have established a clear set of goals regarding what we need to achieve for patients and how we will go about achieving them. The "how" is represented by four simple, powerful company core values – *Courage*, *Excellence*, *Equity* and *Joy*.

Each value defines our company and our culture:

- *Courage*: Breakthroughs start by challenging convention – especially in the face of uncertainty or adversity. This happens when we think big, speak up and are decisive.
- *Excellence*: We can only change patients' lives when we perform at our best together. This happens when we focus on what matters, agree who does what and measure outcomes.
- *Equity*: Every person deserves to be seen, heard and cared for. This happens when we are inclusive, act with integrity and reduce healthcare disparities.
- *Joy*: We give ourselves to our work, and it also gives to us. We find joy when we take pride, recognize one another and have fun.

Diversity, Equity and Inclusion. At Pfizer, every person deserves to be seen, heard and cared for. We embed diversity, equity and inclusion in our workplace and our purpose of delivering breakthroughs that change patients' lives. As we work to bring together people with different backgrounds, perspectives and experiences we take specific actions to help foster an inclusive environment within Pfizer and beyond, including, among others: (i) building a more inclusive colleague experience through representation and meaningful connections; (ii) advancing equitable health outcomes by evaluating our work through the lens of the communities we serve, (iii) providing resources on allyship and the science behind inclusion to support all colleagues in having courageous conversations about equity, race and the avoidance of bias; (iv) working to help transform society with external diversity, equity and inclusion partnerships, including deploying capital, engaging diverse suppliers and amplifying equity initiatives; and (v) working to help ensure demographics of clinical trials correlate to those of the countries where trials are taking place.

Colleague Engagement. To attract, develop and inspire the brightest talent, we aim to support our colleagues by engaging and partnering with them to help ensure they feel they are part of a community. We understand that continuously listening and responding to colleague feedback is essential to fostering a healthy work environment particularly during times of change and uncertainty. We are passionate about creating safe spaces at work so our employees feel able and encouraged to provide the company with feedback. The Office of the Ombuds is a resource where all Pfizer colleagues at any level can come to get information and guidance to help them address and resolve work-related issues. We also host company-wide safe space calls and provide various other public, private and anonymous channels for employees to share feedback without fear of retaliation.

Our annual engagement survey, Pfizer Pulse, provides a forum for our colleagues to give structured feedback about their colleague experience. Through this survey, we measure and track priority areas of the overall colleague experience and equip leaders with actionable insights for discussion and follow up. Regular topics in the survey include: (i) employee engagement, such as colleagues' commitment to and advocacy for Pfizer; (ii) purpose, including how colleagues' work connects with our purpose; (iii) inclusion, such as having a climate in which diverse perspectives are valued; (iv) empowerment, such as colleagues feeling empowered and enabled to do their best work together; and (v) growth, including the ability for colleagues to gain new experiences that align with their individual career goals. In addition, we ask for feedback at various points in the employee lifecycle through surveys, focus groups and colleague forums. The information we receive helps enable us to adapt to the real-time needs of our employees and continuously improve our ways of working. While we have already made progress in reducing bureaucracy and streamlining processes, we recognize that there is still room for improvement, particularly in the effectiveness of our cross-functional teams.

Throughout 2023, we have developed and tested a new approach that aims to expedite decision-making, provide clarity in roles and responsibilities, enhance governance, redefine the role of a leader, and ultimately improve overall team productivity and performance. This new way of working signifies our commitment to becoming a more dynamic organization that thrives on collaboration and agility. By revolutionizing the way our teams operate, we believe we can drive better business outcomes and, most importantly, make a meaningful difference in the lives of people around the world.

Pfizer also prioritizes colleague recognition to drive engagement, a sense of belonging, motivation, and productivity. Our global rewards and recognition program, Bravo, lets colleagues celebrate and acknowledge each other for demonstrating Pfizer values in a way that makes an impact on the company, a colleague, a team or a patient. In 2023, 84% of colleagues were recognized, and more than 650,000 recognitions were given.

Performance and Leadership. We understand the significance of leadership and its crucial role in promoting growth and delivering breakthrough results. We believe that each of our colleagues has the potential to lead in a unique way and create a meaningful impact on a global scale. To support this belief, we have developed a new leadership profile for our colleagues that aligns with our company values of courage, excellence, equity and joy.

We believe this renewed focus on leadership applies to all colleagues, which may help us to foster transformational thinking and executional excellence. By pursuing these leadership qualities, we believe Pfizer can help ensure that its leaders and colleagues are aligned with the company's values, behaviors and purpose, which may help lead to better outcomes and a positive impact on the lives they touch.

We are committed to helping our colleagues reach their full potential by rewarding both their performance and leadership skills and by providing opportunities for growth and development. Our performance management approach—called Performance and Leadership Insights—is based on six-month semesters during which our colleagues and their managers set goals, receive feedback and meet to discuss performance. These conversations are meant to help colleagues grow and develop by evaluating performance (what the colleague achieved, measured by outcomes), leadership (how they achieved it, taking into account Pfizer's values of courage, excellence, equity and joy), and identifying areas of growth that help move colleagues towards fulfilling their career goals and their potential.

Growth and Development. By prioritizing the ongoing development of our employees, we not only support their individual success but also cultivate a resilient and adaptable workforce that can thrive in the face of change. As we navigate the evolving landscape of our industry, we recognize that providing our employees with opportunities for learning, skill-building and growth is essential to their engagement, productivity, and overall job satisfaction. In 2023, we continued to maintain low voluntary turnover rates relative to the pharmaceutical industry.

Our view of career growth is built on aspirations and empowers individuals to boldly own their growth journey. We deepened our efforts to redefine growth as a fluid process that promotes incremental in-role growth or mobility along horizontal, vertical or diagonal individualized pathways—what we are calling "zig-zag" growth. Our commitments to colleague development consist of specific actions to encourage non-linear "zig-zag" career growth paths for all colleagues, including (i) a common language around growth—along with a guiding framework—to help colleagues identify their next best growth experience, (ii) tools and resources to encourage growth conversations and offer transparency on the sources of growth available, and (iii) a variety of opportunities to grow through experiences, connections with others and learning programs, including mentoring, job rotations, experiential projects, skill-based volunteering and personalized learning pathways that address a variety of topics, including leadership and management skills and industry- and job-specific learning, as well as general business, manufacturing, finance and technology skills.

Health, Safety and Well-Being. Protecting the health, safety and well-being of colleagues and contingent workers, all of whom are essential to delivering our business objectives, is an integral part of how we operate. Our Global Environment, Health & Safety (EHS) Policy and supporting standards outline our approach to assessment, evaluation, elimination, and mitigation of EHS risks across our operations globally. We are committed to supporting and encouraging our colleagues' well-being and use results from Pfizer Pulse and other employee feedback forums to inform the wellness services we offer, such as (i) a Wellness Day for every colleague, (ii) on-site health clinics for colleagues in select locations, with access to certain vaccinations, where allowed by law, (iii) digital accessibility cafés that provide employees with disabilities the tools and equipment to do their jobs effectively, (iv) mental health resources, including a manager/team toolkit designed to facilitate conversations, actively care for coworkers, and provide local resources for employees to access support, (v) programming through Employee Assistance Program (EAP) providers, including our mental health partner THRIVE, our fitness partner Exos, and healthcare partner Kepro, (vi) financial support, including short-term loans and natural disaster relief, and (vii) flexible work policies enabling employees to work from home and their local offices.

Pay Equity. Our commitment to pay equity for all colleagues is based in our value of *Equity* and our intention to continue to build a diverse, inclusive and highly motivated workforce. We are committed to equitable pay practices at Pfizer for employees based on role, education, experience, performance, and location and we conduct and report publicly on pay equity on an annual basis.

ITEM 1A.   RISK FACTORS

This section describes the material risks to our business, which should be considered carefully in addition to the other information in this report and our other filings with the SEC. Investors should be aware that it is not possible to predict or identify all such factors and that the following is not meant to be a complete discussion of all potential risks or uncertainties. Additionally, our business is subject to general risks applicable to any company, such as economic conditions, geopolitical events, extreme weather and natural disasters. If known or unknown risks or uncertainties materialize, our business operations, financial condition, operating results (including components of our financial results), cash flows, prospects, reputation or credit ratings could be adversely affected now and in the future, potentially in a material way. The following discussion of risk factors contains forward-looking statements, as discussed in the Forward-Looking Information and Factors that May Affect Future Results section.

RISKS RELATED TO OUR BUSINESS, INDUSTRY AND OPERATIONS:

MANAGED CARE TRENDS

Private payors, such as health plans, and other managed care entities, such as PBMs, continue to take action to manage the utilization and costs of drugs in the U.S., the single largest market for biopharmaceutical products. The negotiating power of MCOs and other private third-party payors has increased due to consolidation, and they, along with state and federal governments, increasingly employ formularies to control costs and encourage utilization of certain drugs, including through the use of deductibles, utilization management tools, cost sharing or formulary placement. They may demand rebates from biopharmaceutical manufacturers for preferred placement on a drug formulary. The growing availability and use of innovative specialty pharmaceutical medicines that treat rare or life threatening conditions, typically with a relatively higher cost as compared to other types of pharmaceutical products, also has generated increased payor interest in development of cost-containment strategies. These initiatives have increased consumers' interest in drug prices and input in medication choices, as they pay for a larger portion of their prescription costs and may cause them to favor lower-cost generic alternatives. We may fail to obtain or maintain timely or adequate pricing or formulary placement of our products, or fail to obtain such formulary placement at favorable pricing net of rebates.

Third-party payors also use additional measures such as new-to-market blocks, exclusion lists, indication-based pricing and value-based pricing/ contracting to improve their cost containment efforts and cost efficiency. Such payors are also increasingly imposing utilization management tools requiring prior authorization for a branded product or requiring the patient to first fail on one or more other products before permitting access to a particular branded medicine. As the U.S. private third-party payor market consolidates further, and as the IRA prices become publicly available, we may face greater pricing pressure from private third-party payors as they continue to drive more of their patients to use lower cost alternatives or seek even larger rebates to control costs or offset losses from the IRA. For additional information on the IRA, see the *Item 1. Business— Government Regulation and Price Constraints* section.

Also, business arrangements in this area are subject to a high degree of government scrutiny, and available safe harbors under applicable federal and state fraud and abuse laws are subject to change through legislative and regulatory action, as well as evolving judicial interpretations. Our approach to these arrangements may also be informed by such government and industry guidance.

COMPETITIVE PRODUCTS

Competitive product launches have and may erode future sales of our products, including our existing products and those currently under development, or result in product obsolescence. Such launches continue to occur, and potentially competitive products are in various stages of development. We cannot predict with accuracy the timing or impact of the introduction of competitive products that treat or prevent diseases and conditions like those treated or prevented by our in-line products and product candidates.

Some of our competitors may have competitive, technical or other advantages over us for the development of technologies and processes or greater experience in particular therapeutic areas, and consolidation among certain pharmaceutical and biotechnology companies can enhance such advantages. These advantages may make it difficult for us to compete with them successfully to discover, develop and market new products and for our current products to compete with new products or indications they may bring to market. Our products have been competing and may continue to compete, and our product candidates may compete, against products or product candidates that offer higher rebates or discounts, exclusionary contracting, lower prices, equivalent or superior efficacy, better safety profiles, easier administration, earlier market availability or other competitive features. If we are unable to compete effectively, this could reduce sales, which could negatively impact our results of operations.

In addition, competition from manufacturers of generic drugs, including from generic versions of competitors' branded products that lose their market exclusivity, is a major challenge for our branded products. Certain of our products have experienced significant generic competition over the last few years. We anticipate a more significant impact of reduced revenues from patent expiries in 2026 through 2030 as several of our in-line products experience patent-based expirations. See the *Item 1. Business—Patents and Other Intellectual Property Rights* section. In China, we expect to continue to face intense competition by certain generic manufacturers, which has resulted, and may result in the future, in price cuts and volume loss of some of our products.

In addition, our patented products may face generic or biosimilar competition before patent exclusivity expires, including from "at-risk" launch (despite pending patent infringement litigation against the generic or biosimilar product) by a manufacturer of a generic or biosimilar version of one of our patented products. Generic and biosimilar manufacturers have filed or could file applications with the FDA seeking approval of product candidates that they claim do not infringe our or our collaboration and licensing partners' patents or claim that our or our collaboration and licensing partners' patents are not valid. We and our licensing and collaboration partners also face challenges in various jurisdictions by generic drug manufacturers to patents covering products for which we have patent rights, licenses or co-promotion rights. See *Note 16A1.*

We may become subject to competition from biosimilars referencing our biologic products if competitors are able to obtain marketing approval for such biosimilars.

We also commercialize biosimilar products that compete with products of others, including other biosimilar products. The entry to the market of competing biosimilars is expected to increase pricing pressures on our biosimilar products. Uptake of our biosimilars may be lower due to various factors, such as anti-competitive practices, access challenges where our product may not receive appropriate coverage/reimbursement access or remains in a disadvantaged position relative to an innovator product, physician reluctance to prescribe biosimilars for existing patients taking the reference product, or misaligned financial incentives for certain prescribers.

For additional information on competition our products face, see the *Item 1. Business—Competition* section.

CONCENTRATION

We recorded direct product and/or Alliance revenues of more than $1 billion for each of nine products that collectively accounted for 64% of *Total revenues* in 2023. In particular, Comirnaty accounted for 19% of *Total revenues* in 2023. See *Notes 1* and *17*. If these products or any of our other major products were to, or continue to (if applicable), experience loss of patent protection (if applicable), changes in prescription or vaccination purchasing or growth rates, reduced product demand, material product liability litigation, unexpected side effects or safety concerns, regulatory proceedings or investigations, lower governmental and/or regulatory confidence, negative publicity affecting doctor or patient confidence, pressure from competitive products, changes in labeling, pricing and access pressures or supply shortages or if a new, more effective product should be introduced, the adverse impact on our revenues could be significant and our revenue forecasts and expectations could prove to be inaccurate and we may fail to meet these expectations. In particular, certain of our products have experienced patent-based expirations or loss of regulatory exclusivity in certain markets in the last few years. We anticipate a more significant impact of reduced revenues from patent expiries in 2026 through 2030 as several of our in-line products experience patent-based expirations. In addition, patents covering a number of our best-selling products are, or have been, the subject of pending legal challenges. For additional information on our patents, see the *Item 1. Business—Patents and Other Intellectual Property Rights* section. For Comirnaty and Paxlovid, while we believe that these products have the potential to provide ongoing revenue streams for Pfizer for the foreseeable future, revenues of these products following the COVID-19 pandemic have decreased substantially, and our current expectations for total COVID-19 product revenues in 2024 are lower than the total 2023 revenues from COVID-19 products. For information on risks associated with Comirnaty and Paxlovid, see the *COVID-19* section below.

In addition, certain of our customers account for a significant portion of our revenues. If one of our significant customers should encounter financial or other difficulties, it might decrease the amount of business such customer does with us and/or we might be unable to timely collect all the amounts that such customer owes us or at all, which could negatively impact our results of operations. In addition, we expect that consolidation and integration of pharmacy chains and wholesalers will increase competitive and pricing pressures on pharmaceutical manufacturers, including us. See *Note 17C* for a discussion of our significant customers.

RESEARCH AND DEVELOPMENT

The discovery and development of new products, as well as the development of additional uses for existing products, are necessary for the continued strength of our business. Our product lines must be replenished over time to offset revenue losses when products lose exclusivity or market share or to respond to healthcare and innovation trends, as well as to provide for earnings growth, primarily through internal R&D or through collaborations, acquisitions, JVs, licensing or other arrangements. Growth depends in large part on our ability to identify and develop new products or new indications for existing products that address unmet medical needs and receive reimbursement from payors. However, balancing current growth, investment for future growth and the delivery of shareholder return remains a major challenge. The costs of product development continue to be high and are growing, as are regulatory requirements in many therapeutic areas, which may affect the complexity of drug trials, and the number of candidates we are able to fund as well as the sustainability of the R&D portfolio. Decisions made early in the development process of a drug or vaccine candidate can have a substantial impact on the marketing strategy and payor reimbursement possibilities if the candidate receives regulatory approval. We try to plan clinical trials prudently and to reasonably anticipate and address challenges, but there is no assurance that an optimal balance between trial conduct, speed and desired outcome will be achieved.

Additionally, our product candidates can fail at any stage of the R&D process, and may not receive regulatory approval even after many years of R&D. We may fail to correctly identify compounds or indications for which our science is promising or allocate R&D investment resources efficiently, and failure to invest in the right technology platforms, therapeutic areas, product classes, geographic markets and/or licensing opportunities could adversely impact the productivity of our pipeline. Further, even if we identify areas with the greatest commercial potential, the scientific approach may not succeed despite the significant investment required for R&D, and the product may not be as competitive as expected because of the highly dynamic regulatory and market environments and the hurdles in terms of access, coverage and reimbursement. For example, certain of our gene therapy product candidates are based on a novel technology with only a handful of gene therapies approved to date, which make it difficult to predict the time and cost of development and the ability to obtain regulatory approval.

GLOBAL OPERATIONS

We operate on a global scale and could be affected by currency and interest rate fluctuations; capital and exchange controls; local and global economic conditions including inflation, recession, volatility and/or lack of liquidity in capital markets; expropriation and other restrictive government actions; changes in intellectual property; legal protections and remedies; trade regulations; tax laws and regulations; and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as impacts of political or civil unrest or military action, including the ongoing conflicts between Russia and Ukraine and in the Middle East and their economic consequences, geopolitical instability, terrorist activity, unstable governments and legal systems, inter-governmental disputes, public health outbreaks, epidemics, pandemics, natural disasters or disruptions related to climate change.

Some emerging market countries may be particularly vulnerable to periods of financial, economic or political instability or significant currency fluctuations or may have limited resources for healthcare spending. As a result of these and other factors, our strategy to grow in emerging markets may not be successful, and any growth rates in these markets may not be sustainable. Additionally, local economic conditions may adversely affect the ability of payors, as well as our distributors, customers, suppliers and service providers, to pay for our products, or otherwise to buy necessary inventory or raw materials, and to perform their obligations under agreements with us.

Government financing and economic pressures can lead to negative pricing pressure in various markets where governments take an active role in setting prices, access criteria (e.g., through health technology assessments) or other means of cost control. For additional information on government pricing pressures, see the *Item 1. Business—Government Regulation and Price Constraints* section.

We continue to monitor the global trade environment and potential trade conflicts and impediments that could impact our business. If trade restrictions or tariffs reduce global economic activity, potential impacts could include declining sales; increased costs; volatility in foreign exchange rates; a decline in the value of our financial assets and pension plan investments; required increases of our pension funding obligations; increased government cost control efforts; delays or failures in the performance of customers, suppliers and other third parties on whom we may depend for the performance of our business; and the risk that our allowance for doubtful accounts may not be adequate.

We operate in many countries and transact in many different currencies. Changes in the value of those currencies relative to the U.S. dollar, or high inflation or deflation in those countries, can impact our revenues, costs and expenses and our financial guidance. Significant portions of our revenues, costs and expenses, as well as our substantial international net assets, are exposed to exchange rate changes. 54% of our total 2023 revenues were derived from international operations, including 24% from Europe and 20% from Japan, China and the rest of the Asia Pacific region. Future changes in exchange rates or economic conditions and the impact they may have on our results of operations, financial condition or business are difficult to predict. For additional information about our exposure to foreign currency risk, see the *Analysis of Financial Condition, Liquidity, Capital Resources and Market Risk* section within MD&A.

In addition, our borrowing, pension benefit and postretirement benefit obligations and interest-bearing investments are subject to risk from changes in interest and exchange rates. The risks related to interest-bearing investments and borrowings and the measures we have taken to help contain them are discussed in the *Analysis of Financial Condition, Liquidity, Capital Resources and Market Risk* section within MD&A and *Note 7E*. For additional details on critical accounting estimates and assumptions for our benefit plans, see the *Significant Accounting Policies and Application of Critical Accounting Estimates and Assumptions—Benefit Plans* section within MD&A and *Note 11*.

PRODUCT MANUFACTURING, SALES AND MARKETING RISKS

We could encounter difficulties, delays or inefficiencies in our supply chain, product manufacturing and distribution networks, as well as sales or marketing, due to regulatory actions, shut-downs, work stoppages or strikes, approval delays, withdrawals, recalls, penalties, supply disruptions, shortages or stock-outs at our facilities or third-party facilities that we rely on, reputational harm, the impact to our facilities due to health pandemics or natural or man-made disasters, including as a result of climate change, product liability or unanticipated costs. Examples of such difficulties or delays include the inability to increase or maintain production capacity commensurate with demand; challenges related to component materials to maintain supply and/or appropriate quality standards throughout our supply network and/or comply with applicable regulations; inability to supply certain products due to voluntary product recalls; and supply chain disruptions at our facilities or at a supplier or vendor. In addition, we engage contract manufacturers, and, from time to time, our contract manufacturers may face difficulties or are unable to manufacture our products at the necessary quantity or quality levels.

Regulatory agencies periodically inspect our manufacturing facilities, as well as third-party facilities that we rely on, to evaluate compliance with cGMP or other applicable requirements. Failure to comply with these requirements may subject us to possible legal or regulatory actions, such as warning letters, suspension of manufacturing, seizure of product, injunctions, debarment, product recalls, delays or denials of product approvals, import bans or denials of import certifications.

In 2021, Pfizer recalled all lots of Chantix in the U.S. due to the presence of a nitrosamine, N-nitroso-varenicline, at or above the FDA interim acceptable intake limit. Regulatory authorities outside the U.S. have issued updated guidance on nitrosamine acceptable intake levels. With this recently issued guidance, which included an updated intake level for N-nitroso-varenicline, we expect to make regulatory submissions in 2024 to potentially enable Chantix to return to market outside the U.S., and our related discussions with FDA are ongoing.

Our manufacturing facility in Rocky Mount, NC was damaged by a tornado in July 2023. While manufacturing has resumed, the supply of medicines impacted by the tornado is expected to be affected through 2024. See the *Overview of Our Performance, Operating Environment, Strategy and Outlook—Our Operating Environment* section within MD&A.

COLLABORATIONS AND OTHER RELATIONSHIPS WITH THIRD PARTIES

We depend on third-party collaborators, service providers, and others in the research, development, manufacturing and commercialization of our products and product candidates and also enter into JVs and other business development transactions. To achieve expected longer-term benefits, we may make substantial upfront payments as part of these transactions, which may negatively impact our earnings or cash flows. We rely heavily on these parties for multiple aspects of our drug development, manufacturing and commercialization activities, but we do not control many aspects of those activities. We also outsource certain services, including activities related to transaction processing, accounting, IT, manufacturing, clinical trial recruitment and execution, clinical lab services, non-clinical research, safety services, integrated facilities management and other areas. Failure by one or more of the third-party collaborators, service providers and others to complete activities on schedule or in accordance with our expectations or to meet their contractual or other obligations to us; failure of one or more of these parties to comply with applicable laws or regulations; disruptions in one or more of these parties' businesses, including unexpected demand for or shortage of raw materials or components, cyber-attacks on supplier systems, labor disputes or shortage and inclement weather, as well as natural or man-made disasters or pandemics; or any disruption in the relationships between us and these parties have or could delay or prevent the development, approval, manufacturing or commercialization of our products and product candidates, expose us to suboptimal quality of service delivery or deliverables, result in repercussions such as missed deadlines or other timeliness issues, erroneous data and supply disruptions, and could also result in non-compliance with legal or regulatory requirements or industry standards or subject us to reputational harm, all with potential negative implications for our product pipeline and business. Further, our Alliance revenues will be adversely affected by the termination or expiration of collaboration and co-promotion agreements that we have entered into and that we may enter into from time to time.

COUNTERFEIT PRODUCTS

Our reputation, in-line and pipeline portfolios render our medicines and vaccines prime targets for counterfeiters. Counterfeits pose a significant risk to patient health and safety because of the conditions under which they are manufactured—often in unregulated, unlicensed, uninspected, and unsanitary sites—as well as the lack of regulation of their contents. Failure to mitigate this threat could adversely impact Pfizer's patients, potentially causing them harm. This situation, in turn, may result in the loss of patient confidence in the Pfizer name and in the integrity of our medicines and vaccines, and potentially impact our business through lost sales, product recalls, and possible litigation.

The prevalence of counterfeit medicines is an industry-wide issue due to a variety of factors, including the adoption of e-commerce. The increased adoption during the COVID-19 pandemic further exposed consumers to fake prescription treatments via the internet as access to traditional brick and mortar pharmacies or authorized full-service internet pharmacies that offer authentic treatments may have been hindered. The internet exposes patients to greater risk as it is a preferred vehicle for dangerous counterfeit offers and scams that target unsuspecting consumers. Traffic to these generally deceptive pharmacy sites is largely driven by misplaced trust in sophisticated internet retailers and social media offers coupled with the convenience e-commerce affords consumers. Counterfeiters generally target any medicine or vaccine boasting strong demand and we have observed heightened counterfeit and fraud attempts to our internal medicine portfolio, as well as products utilized in the treatment of COVID-19.

We consistently invest in an enterprise-wide strategy to aggressively combat counterfeit threats by educating patients and healthcare providers about the risks, investing in innovative technologies to detect and disrupt sophisticated internet offers and scams, proactively monitoring and interdicting supply with the help of law enforcement, and advising legislators and regulators. However, our efforts and those of others may not be entirely successful, and the presence of counterfeit medicines may continue to increase.

RISKS RELATED TO GOVERNMENT REGULATION AND LEGAL PROCEEDINGS:

PRICING AND REIMBURSEMENT

U.S. and international governmental regulations that mandate price controls or limitations on patient access to our products, create coverage criteria or establish prices paid by government entities or programs for our products impact our business, and our future results could be adversely affected by changes in such regulations or policies. In addition to the recent expansion of price controls in the U.S. in the IRA, the adoption of restrictive coverage policies and price controls in new jurisdictions, more restrictive controls in existing jurisdictions or the failure to obtain or maintain timely or adequate coverage and pricing could also adversely impact revenue. We expect pricing pressures and other cost containment measures for drugs and vaccines will continue globally.

In the U.S., pharmaceutical product pricing is subject to government and public scrutiny and calls for reform, and many of our products are subject to increasing pricing pressures as a result. We expect to see continued focus by the U.S. Congress and the Biden Administration on regulating pricing and access to medicine. For example, in August 2022, the drug pricing provisions of the IRA were signed into law, which, among other things, require manufacturers of certain drugs, including Pfizer, to engage in price negotiations with Medicare which will permit the CMS to set a maximum fair price for selected drugs, impose rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation, and replace the Part D coverage gap discount program with a new discounting program. The drug pricing provisions of the IRA began to be implemented in 2022 and implementation efforts are expected to continue over the next several years. In August 2023, the Biden Administration unveiled the first round of medicines subject to the Medicare Drug Pricing Negotiation Program, which included Eliquis. CMS will establish a maximum fair price for Eliquis that will be in effect in 2026. That maximum fair price will be required to be offered to all Medicare beneficiaries and to covered entities participating in the 340B Program if lower than the 340B price. Health plans may also require rebates in addition to the maximum fair price for preferred placement on a Medicare plan formulary. The Medicare Drug Price Negotiation Program is currently subject to legal challenges and therefore, the outcome of the 340B Program remains uncertain. We continue to evaluate the impact of the IRA on our business, operations, financial condition and results as the full effect of the IRA on our business and the pharmaceutical industry remains uncertain.

Payors may promote generic drugs and biosimilars more aggressively to generate savings and attempt to stimulate additional price competition. In addition, we expect that consolidation and integration among pharmacy chains, wholesalers and PBMs will increase pricing pressures in the industry. Some states have implemented, and others are considering, patient access constraints or cost cutting under state regulated programs including the Medicaid program. State legislatures also have continued to focus on addressing drug costs, generally by increasing price transparency or attempting to limit drug price increases for state regulated insurance. Measures to regulate prices or payment for pharmaceutical products, including legislation on drug importation, such as Florida's drug importation program which was recently approved by the FDA, could adversely affect our business. For additional information on U.S. pricing and reimbursement, see the *Item 1. Business—Government Regulation and Price Constraints* section.

We encounter similar regulatory and legislative issues in most other countries in which we operate. In certain markets, such as in EU member states, the U.K., Japan, China, Canada and South Korea, governments have significant power as large single payors to regulate prices, access criteria, or impose other means of cost control, particularly as a result of recent global financing pressures. For example, the QCE and VBP tender process in China has resulted in significant price cuts for off-patent medicines. Additionally, in the EU, the EC proposed the largest reform to drug pricing and access in 20 years, which if enacted would change regulatory exclusivity for our products. For additional information regarding these government initiatives, see the *Item 1. Business—Government Regulation and Price Constraints* section. We anticipate that these and similar initiatives will continue to increase pricing and access pressures globally. In addition, in many countries, with respect to our vaccines, we participate in a tender process for selection in national immunization programs. Failure to secure participation in national immunization programs or to obtain acceptable pricing in the tender process could adversely affect our business. Pricing pressures have been, and we anticipate will continue to be, amplified by COVID-19 induced budget deficits and focus on pricing for COVID-19 treatments and vaccines.

U.S. HEALTHCARE REGULATION

The U.S. healthcare industry is highly regulated and subject to frequent and substantial changes. Any significant additional efforts at the U.S. federal or state levels to reform the healthcare system by changing the way healthcare is provided or funded could have a material impact on us. For additional information on U.S. healthcare regulation, see the *Item 1. Business—Government Regulation and Price Constraints* section.

Other U.S. federal or state legislative or regulatory action and/or policy efforts could adversely affect our business, including, among others, general budget control actions, changes in patent laws, the importation of prescription drugs to the U.S. at prices that are regulated by foreign governments, revisions to reimbursement of biopharmaceuticals under government programs that could reference international prices or require new discounts, limitations on interactions with healthcare professionals and other industry stakeholders, or the use of comparative effectiveness methodologies that could be implemented in a manner that focuses primarily on cost differences and minimizes the therapeutic differences among pharmaceutical products and restricts access to innovative medicines.

Any additional reduction of U.S. federal spending on entitlement programs beyond the IRA, including Medicare and Medicaid, may affect payment for our products or services provided using our products. Any other significant spending reductions or cost controls affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented could have an adverse impact on our results of operations. The IRA will be implemented largely through government guidance and as its effect on Medicare and commercial markets evolve, we will continue to evaluate the potential impacts to our business.

We expect additional cost containment measures at both the federal and state levels as efforts to reduce drug costs continue. Further, commercial payors often follow Medicare coverage policy and payment limitations when setting their own payment rates. Any reduction in cost or other containment measures may similarly be adopted by commercial plans. Coverage policies and reimbursement rates for commercial plans may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products, less favorable coverage policies and reimbursement rates may be implemented in the future.

DEVELOPMENT, REGULATORY APPROVAL AND MARKETING OF PRODUCTS

The discovery and development of drugs, vaccines and biological products are time consuming, costly and unpredictable. The outcome is inherently uncertain and involves a high degree of risk due to the following factors, among others:

- The process from early discovery to design and adequate implementation of clinical trials to regulatory approval can take many years and have high costs.
- We may have difficulties recruiting and enrolling patients for clinical trials on a consistent basis.
- Product candidates can and do fail at any stage of the process, including as the result of unfavorable pre-clinical and clinical trial results, or unfavorable new pre-clinical or clinical data and further analyses of existing pre-clinical or clinical data, including results that may not support further clinical development of the product candidate or indication.
- We may need to amend our clinical trial protocols or conduct additional clinical trials under certain circumstances, for example, to further assess appropriate dosage or collect additional safety data.
- We may not be able to meet anticipated pre-clinical or clinical endpoints, commencement and/or completion dates for our pre-clinical or clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates.
- We may not be able to successfully address all the comments received from regulatory authorities such as the FDA and the EMA, or be able to obtain approval for new products and indications from regulators.

Regulatory approvals of our products depend on myriad factors, including regulatory determinations as to the product's safety and efficacy. In the context of public health emergencies like the COVID-19 pandemic, regulators evaluate various factors and criteria to potentially allow for marketing authorization on an emergency or conditional basis. Additionally, clinical trial and other product data are subject to differing interpretations and assessments by regulatory authorities. As a result of regulatory interpretations and assessments or other developments that may occur during the review process, or even after a product is authorized or approved for marketing, a product's commercial potential could be adversely affected by potential emerging concerns or regulatory decisions regarding or impacting the scope of indicated patient populations, labeling or marketing, manufacturing processes, safety issues and/or other matters, including decisions relating to emerging developments regarding potential product impurities. Also, certain of our products have received and may in the future receive approvals under accelerated approval pathways where continued approval may be contingent upon confirmatory studies demonstrating the anticipated clinical benefit and/or safety profile.

We may not be able to receive or maintain favorable recommendations by technical or advisory committees, such as the ACIP or an FDA Advisory Committee, which may impact the availability or commercial potential of our products and product candidates. Further, claims and concerns that may arise regarding the safety and/or efficacy of in-line products and product candidates can negatively impact current or future product sales, as applicable, and potentially lead to product recalls or withdrawals, including regulator-directed risk evaluations and assessments, and/or consumer fraud, product liability and other litigation and claims. Regulatory requirements may also result in a more challenging, expensive and lengthy regulatory approval process than anticipated due to requests for, among other things, additional or more extensive clinical trials prior to granting approval, or increased post-approval requirements. For these and other reasons discussed in this *Risk Factors* section, we may not obtain the approvals we expect within the timeframe we anticipate, or at all.

POST-AUTHORIZATION/APPROVAL DATA

As a condition to granting marketing authorization or approval of a product, the FDA may require, or the sponsor may voluntarily agree to undertake, post-marketing commitments such as additional clinical trials or other studies. The results generated in these trials have in the past impacted certain of our products and could impact our products in the future, such as by resulting in the loss of marketing approval, changes in labeling, and/or new or increased concerns about safety and/or efficacy, including newly discovered adverse events. Regulatory agencies in countries outside the U.S. often have similar regulations and may impose comparable requirements, although there are differences between the U.S., the EU and other international regulatory requirements, which may contribute to inconsistency or uncertainty in the marketability of our products across different jurisdictions. Post-marketing studies and clinical trials, whether conducted by us or by others, whether mandated by regulatory agencies or conducted voluntarily, and other emerging data about products, such as adverse event reports, may also adversely affect the availability or commercial potential of our products. Further, if safety or efficacy concerns are raised about a product in the same class as one of our products, those concerns could implicate the entire class; and this, in turn, could have an adverse impact on the availability or commercial viability of our product(s) as well as other products in the class. The potential regulatory and commercial implications of post-marketing study results typically cannot immediately be determined.

The terms of our EUA for Comirnaty require that we conduct post-observational studies to evaluate the association between the Pfizer-BioNTech COVID-19 Vaccine (Original monovalent), Pfizer-BioNTech COVID-19 Vaccine, Bivalent, and the Pfizer-BioNTech COVID-19 Vaccine (2023-2024 Formula), and a pre-specified list of adverse events of special interest, including myocarditis and pericarditis, along with deaths and hospitalizations, and severe COVID-19. The required study populations include individuals specified in our September 2023 authorization letter (reissued) as well as populations of interest, such as healthcare workers, pregnant women, immunocompromised individuals and subpopulations with specific comorbidities. Additionally, in relation to the FDA approval for Comirnaty, we are required to complete certain postmarketing study requirements and commitments through 2024 and beyond. In the FDA's revision to the EUA for Paxlovid, the FDA removed the post-authorization requirements as they were addressed as a post-marketing commitment associated with the approval of the Paxlovid NDA. The terms of our Paxlovid EUA had previously required monitoring of a genomic database(s) for the emergence of global viral variants of SARS-CoV-2 and providing reports to the FDA on a monthly basis summarizing any findings. Also, the FDA required Pfizer to assess the activity of the authorized Paxlovid against any global SARS-CoV-2 variant(s) of interest and complete certain other analyses and studies as identified in our October 2022 EUA.

LEGAL MATTERS

We are and may be involved in various legal proceedings, including patent litigation, product liability and other product-related litigation, including personal injury, consumer, off-label promotion, securities, antitrust and breach of contract claims, commercial and other asserted and unasserted matters, environmental, government and tax investigations, employment, tax litigation and other legal proceedings that arise from time to time in the ordinary course of our business. Litigation is inherently unpredictable, and excessive verdicts do occur. Although we believe that our claims and defenses in matters in which we are a defendant are substantial, we have in the past and could in the future incur judgments, enter into settlements or revise our expectations regarding the outcome of certain matters, and such developments could have a material adverse effect on our results of operations.

Claims against our patents include challenges to the coverage and/or validity of our patents on various products or processes. There can be no assurance as to the outcome of these matters, and a loss in any of these cases could result in a loss of patent protection for the product at issue, which could lead to a significant loss of sales of that product and could materially affect future results of operations.

We are also involved in government investigations that arise in the ordinary course of our business. There continues to be a significant volume of government investigations and litigation against companies operating in our industry, both in the U.S. and around the world. Government investigations and actions have and could result in substantial criminal and civil fines and/or criminal charges, limitations on our ability to conduct business in applicable jurisdictions, corporate integrity or deferred prosecution agreements and other disciplinary actions, as well as reputational harm, including as a result of increased public interest in the matter. In addition, in a *qui tam* lawsuit in which the government declines to intervene, the relator may still pursue a suit for the recovery of civil damages and penalties on behalf of the government.

Our sales and marketing activities, the pricing of our products and other aspects of our business are subject to extensive regulation under the FFDCA, the Medicaid Drug Rebate Program, the FCPA and other federal and state statutes, including those discussed elsewhere in this Form 10-K, as well as the Anti-Kickback Statute, anti-bribery laws, the False Claims Act, and similar laws in international jurisdictions. In addition to the potential for changes to relevant laws, the compliance and enforcement landscape is informed by government litigation, settlement precedent, advisory opinions, and special fraud alerts. Our approach to certain practices may evolve over time in light of these types of developments.

Requirements or industry standards in the U.S. and certain jurisdictions abroad require pharmaceutical manufacturers to track and disclose financial interactions with healthcare professionals and healthcare providers and can increase government and public scrutiny of such financial interactions. If an interaction is found to be improper, government enforcement actions and penalties could result. Like many companies in our industry, we have from time-to-time received, and may receive in the future, inquiries and subpoenas and other types of information demands from government authorities. In addition, we have been subject to claims and other actions related to our business activities, brought by governmental authorities, as well as consumers and private payors. In some instances, we have incurred significant expense, civil payments, fines and other adverse consequences as a result of these claims, actions and inquiries. Such claims, actions and inquiries may relate to alleged non-compliance with laws and regulations associated with the dissemination of product (approved and unapproved) information, potentially resulting in government enforcement action and reputational damage. This risk may be heightened by digital marketing, including social media, mobile applications and blogger outreach.

In connection with the resolution of a U.S. government investigation concerning independent copay assistance organizations that provide financial assistance to Medicare patients, in 2018, we entered into a Corporate Integrity Agreement (CIA) with the Office of the Inspector General of the HHS (OIG), which expired in May 2023. Pfizer submitted its final annual report and is awaiting a response from the OIG.

We and certain of our subsidiaries are also subject to numerous contingencies arising in the ordinary course of business relating to legal claims and proceedings, including environmental contingencies. Amounts recorded for legal and environmental contingencies can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. While we have accrued for worldwide legal liabilities, no guarantee exists that additional costs will not be incurred or additional payments will not be required beyond the amounts accrued.

For additional information, including information regarding certain legal proceedings in which we are involved in, see *Note 16A*.

RISKS RELATED TO INTELLECTUAL PROPERTY, TECHNOLOGY AND SECURITY:

INTELLECTUAL PROPERTY PROTECTION

Our success largely depends on our ability to market technologically competitive products. We rely and expect to continue to rely on a combination of intellectual property, including patent, trademark, trade dress, copyright, trade secret and domain name protection laws, as well as confidentiality and license agreements, to protect our intellectual property and proprietary rights. If we fail to obtain and maintain adequate intellectual property protection, we may not be able to prevent third parties from launching generic or biosimilar versions of our branded products, from using our proprietary technologies or from marketing products that are very similar or identical to ours. Our currently pending or future patent applications may not result in issued patents or be granted on a timely basis. Similarly, any term extensions that we seek may not be granted on a timely basis, if at all, and any term adjustments related to patent office delays in obtaining a patent may be reduced or eliminated entirely due to risks associated with changes in law relating to patent terms. In addition, our issued patents may not contain claims sufficiently broad to protect us against claims regarding validity, enforceability, scope and effective term made by parties with similar technologies or products or provide us with any competitive advantage, including exclusivity in a particular product area.

Further, legal or regulatory action by various stakeholders or governments could potentially result in us not seeking intellectual property protection for or agreeing not to enforce or being restricted from enforcing intellectual property related to our products. The WTO continues to address the role of intellectual property in the context of the COVID-19 response. This includes the June 2022 Ministerial Decision on the Agreement on Trade-Related Aspects of Intellectual Property Rights, which seeks to make it easier for certain WTO members to issue a compulsory license on COVID-19 vaccines, and discussions continue on whether to expand that decision to COVID-19 therapeutics and diagnostics.

The scope of our patent claims also may vary between countries, as individual countries have distinct patent laws, and our ability to enforce our patents depends on the laws of each country, its enforcement practices, and the extent to which certain countries engage in policies or practices that weaken a country's intellectual property framework (e.g., laws or regulations that promote or provide broad discretion to issue a compulsory license). In countries that provide some form of regulatory exclusivity, mechanisms exist permitting some form of challenge to our patents by competitors or generic drug marketers prior to or immediately following the expiration of such regulatory exclusivity, and generic companies are employing aggressive strategies, such as "at-risk" launches that challenge our patent rights. Most of the suits involve claims by generic drug manufacturers that patents covering our products, uses, processes or dosage forms are invalid and/or do not cover the product of the generic or biosimilar drug manufacturer. Independent actions have been filed alleging that our assertions of, or attempts to enforce, patent rights with respect to certain products constitute unfair competition and/or violations of antitrust laws. Such claims may also be brought as counterclaims to actions we bring to enforce our patents. We are also party to other patent damages suits in various jurisdictions pursuant to which generic drug manufacturers, payors, governments or other parties are seeking damages from us for alleged delay of generic entry. We also are often involved in other proceedings, such as inter partes review, post-grant review, re-examination or opposition proceedings, before the U.S. Patent and Trademark Office, the European Patent Office, or other foreign counterparts relating to our intellectual property or the intellectual property rights of others. Also, if one of our patents or a competitors' patents is found to be invalid in such proceedings, generic or biosimilar products could be introduced into the market resulting in the erosion of sales of our existing products. For additional information, including information regarding certain legal proceedings in which we are involved, see *Note 16A1*. Further, if we are unable to maintain our existing license agreements or other agreements pursuant to which third parties grant us rights to intellectual property, our operating results and financial condition could be adversely affected.

We currently hold trademark registrations and have trademark applications pending in many jurisdictions, any of which may be the subject of a governmental or third-party objection, which could prevent the maintenance or issuance of the trademark. As our products mature, our reliance on our trademarks and trade dress to differentiate us from our competitors increases and, as a result, our business could be adversely affected if we are unable to prevent third parties from adopting, registering or using trademarks and trade dress that infringe, dilute or otherwise violate our rights. We seek to protect our proprietary information, including our trade secrets and proprietary know-how, by requiring our employees, consultants, other advisors and other third parties to execute proprietary information and confidentiality agreements upon the commencement of their relationship with us. Despite these efforts and precautions, we may be unable to prevent a third-party from copying or otherwise obtaining and using our trade secrets or our other intellectual property without authorization, and legal remedies may not adequately compensate us for the damages caused by such unauthorized use. Further, others may independently and lawfully develop substantially similar or identical products that circumvent our intellectual property by means of alternative designs or processes or otherwise.

THIRD-PARTY INTELLECTUAL PROPERTY CLAIMS

A properly functioning intellectual property regime is essential to our business model. We are committed to respecting the valid intellectual property rights of other companies, but the patent granting process is imperfect. Accordingly, the pursuit of valid business opportunities may require us to challenge intellectual property rights held by others that we believe were improperly granted, including challenges through negotiation and litigation, and such challenges may not always be successful.

Part of our business depends upon identifying biosimilar opportunities and launching products to take advantage of those opportunities, which may involve litigation, associated costs and time delays, and may ultimately not be successful. These opportunities may arise in situations where patent protection of equivalent branded products has expired or been declared invalid, or where products do not infringe the patents of others. In some circumstances we may take action, such as litigation, asserting that our products do not infringe patents of existing products or that those patents are invalid or unenforceable in order to achieve a "first-to-market" or early market position for our products.

Third parties may claim that our products infringe one or more patents owned or controlled by them. Claims of intellectual property infringement can be costly and time-consuming to resolve, may delay or prevent product launches, and may result in significant royalty payments or damages or potential licensing agreements. For example, our R&D in a therapeutic area may not be first and another company or entity may have obtained relevant patents before us. We are involved in patent-related disputes with third parties over our attempts to market pharmaceutical products, including related to Abrysvo, Comirnaty and Paxlovid. As we expand our mRNA portfolio, patent-related disputes may increase. Once we have final regulatory approval of the related products, we may decide to commercially market these products even though associated legal proceedings (including any appeals) have not been resolved (i.e., "at-risk" launch). If one of our marketed products (or a product of our collaboration/licensing partners to which we have licenses or co-promotion rights) is found to infringe valid patent rights of a third party, such third party may be awarded significant damages or royalty payments, or we may be prevented from further sales of that product. Such damages may be enhanced as much as three-fold if we or one of our subsidiaries is found to have willfully infringed valid patent rights of a third party.

INFORMATION TECHNOLOGY AND SECURITY

Significant disruptions of IT systems or breaches of information security could adversely affect our business. We extensively rely upon sophisticated IT systems (including cloud services) to operate our business. We produce, collect, process, store and transmit large amounts of confidential information (including personal information and intellectual property), and we deploy and operate an array of technical and procedural controls to maintain the confidentiality, integrity and availability of such confidential information. We develop and operate digital systems to engage patients, healthcare providers, governments, payors and supply chain partners to conduct business and deliver medicines, digital diagnostics, clinical trials and digital therapies. Such systems include mobile applications, wearable devices, internet websites and other digital technologies that may be targets of attack. We have outsourced significant elements of our operations, including significant elements of our IT infrastructure and, as a result, we manage relationships with many third-party providers who may or could have access to our confidential information. We rely on technology developed, supplied and/or maintained by third-parties that may make us vulnerable to "supply chain" style cyber-attacks. Further, technology and security vulnerabilities of acquisitions, business partners or third-party providers may not be identified during due diligence or soon enough to mitigate exploitation. The size and complexity of our IT and information security systems, and those of our third-party providers (and the large amounts of confidential information that is present on them), make such systems potentially vulnerable to service interruptions or to security breaches from inadvertent or intentional actions by, but not limited to, our employees, contingent workers, service providers, business partners, customers or malicious attackers. As a global pharmaceutical company, our systems and assets are the target of frequent cyber-attacks. Such cyber-attacks are of ever-increasing levels of sophistication, including the use of adversarial artificial intelligence techniques, and are made by groups and individuals with a wide range of motives (including, but not limited to, industrial espionage, extortion, property destruction and personal information theft) and expertise, including, but not limited to, organized criminal groups, "hacktivists," nation states, employees, business partners and others. Due to the nature of some of these attacks, there is a risk that they may remain undetected for a period of time. While we have invested in the protection of data and IT and develop and maintain systems and controls, our efforts, like those of other similar companies, have not always and may not in the future prevent service interruptions, extortion, theft of confidential, personal or proprietary information, compromise of data integrity or unauthorized information disclosure. Any technology service interruption or breach of our systems could adversely affect our business operations and/or result in the loss of personal data, confidential information or intellectual property. Such incidents could require disclosure to government authorities and/or regulators and could require notification to impacted individuals and any incident could result in financial, legal, business and reputational harm to us. We maintain cyber liability insurance; however, this insurance may not be sufficient to cover the financial, legal, business or reputational losses that may result from an interruption or breach of our systems.

Artificial intelligence-based software is increasingly being used in the biopharmaceutical and global healthcare industries. As with many developing technologies, artificial intelligence-based software presents risks and challenges. For example, algorithms may be flawed; data sets may be insufficient, of poor quality, or contain biased information; and inappropriate or controversial data practices by data scientists, engineers, and end-users could impair results. If the analyses that artificial intelligence-based applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability and brand or reputational harm. Furthermore, use of artificial intelligence-based software may lead to the release of confidential information which may impact our ability to realize the benefits of our intellectual property.

GENERAL RISKS

BUSINESS DEVELOPMENT ACTIVITIES AND STRATEGIC GOALS

We have established significant growth goals, which we plan to achieve, in part, by not only advancing our own product pipelines and maximizing the value of our existing products, but also through various forms of business development activities, which can include alliances, licenses, JVs, collaborations, equity- or debt-based investments, dispositions, divestments, mergers and acquisitions. Our recent acquisition of Seagen is part of that growth plan. We view our business development activity as an enabler of our strategies and seek to generate growth by pursuing opportunities and transactions that have the potential to strengthen our business and our capabilities. The success of our business development activities is dependent on the availability and accurate evaluation of appropriate opportunities, competition from others that are seeking similar opportunities and our ability to successfully identify, structure and execute transactions, including the ability to satisfy closing conditions in the anticipated timeframes or at all, and our ability to successfully integrate acquired businesses and develop and commercialize acquired products. Pursuing, executing and consummating these transactions may require substantial investment, which may require us to obtain additional equity or debt financing, which has in the past and could in the future result in increased leverage and/or a downgrade of our credit ratings and could limit our ability to obtain future financing. We have incurred substantial indebtedness to fund our recent acquisition of Seagen. We financed a portion of the transaction with the proceeds from the $31 billion of long-term debt issued in May 2023, plus $8 billion in additional short-term indebtedness issued prior to the acquisition. The amount of debt that we have incurred could have significant consequences including, among other things, reducing our operating or financial flexibility, requiring a portion of our cash flow from operations to make interest payments and reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our business. To the extent we incur additional indebtedness or interest rates increase, these risks could increase further.

The success of our business development transactions, including our recent acquisition of Seagen, depends on our ability to realize the anticipated benefits of these transactions and is subject to numerous risks and uncertainties, many of which are outside of our control. Unsuccessful clinical trials, regulatory hurdles and commercialization challenges, among other factors, may adversely impact revenue and income contribution from business development transactions, including from acquired products and businesses. We may fail to generate expected revenue growth for our existing products, product pipeline and contribution from these transactions or from acquired products or businesses or we may fail to achieve anticipated cost savings, such as those expected with respect to Seagen, within expected time frames or at all, which may impact our ability to meet our growth objectives. In certain transactions, we may agree to provide certain transition services for an extended period of time, which may divert our focus and resources that would otherwise be invested into maintaining or growing our business. Similarly, the accretive impact anticipated from certain transactions may not be realized or may be delayed. Integration of acquired products or businesses may result in the loss of key employees, the disruption of ongoing business, including third-party relationships, or inconsistencies in standards, controls, procedures and policies. Further, while we seek to mitigate risks and liabilities through, among other things, due diligence, we may be exposed to risks and liabilities as a result of business development transactions. There is no assurance that we will be able to acquire attractive businesses or enter into strategic business relationships on favorable terms ahead of our competitors, or that such acquisitions or strategic business development relationships will be accretive to earnings or improve our competitive position.

Where we invest in or otherwise obtain debt or equity securities of third parties in connection with business development transactions, such as our ownership interest in Haleon, we may be unable to direct or influence the management, operational decisions and policies of such companies and the value of the acquired securities will fluctuate and may lose value. Any future distribution or sale of such securities will be subject to prevailing market conditions and other factors, including the size of our ownership stake, at the time of such distribution or sale and there is no assurance as to the price that such securities will ultimately be sold or that such securities will be sold at all.

PANDEMICS

Pandemics, such as the COVID-19 pandemic, have impacted and may in the future impact our business, operations and financial condition and results. Related risks and challenges for our business include, among others: uncertainty regarding the severity and duration of a pandemic; impacts to business operations; decreased demand for certain of our products; increased costs of doing business; manufacturing disruptions and delays; supply chain disruptions and shortages, including challenges related to reliance on third-party suppliers resulting in reduced availability of materials or components used in the development, manufacturing, distribution or administration of our products; evolving macroeconomic factors and conditions, including general economic uncertainty, unemployment rates and recessionary pressures; changes in labor markets, including challenges related to our human capital and talent development; unknown consequences on our business performance and initiatives stemming from the substantial investment of time and other resources to any potential pandemic response; increased difficulty and uncertainty regarding predicting or estimating future performance; pace of post-pandemic recovery, disruption and volatility within the financial or credit markets; and our financial performance in general.

COVID-19

The extent to which COVID-19 impacts our business going forward will depend on many factors, and we have made certain assumptions regarding COVID-19 for purposes of our operational planning and financial projections, including assumptions regarding the global macroeconomic impact of COVID-19, as well as the demand, revenues, supply, contracts, market share and commercial markets for our current or future COVID-19 products, which remain dynamic. Despite careful tracking and planning, we are unable to accurately predict the extent of the impact of COVID-19 or our COVID-19 products on our business, operations and financial condition and results due to the uncertainty of future developments. COVID-19 or our COVID-19 products may also affect our business, operations or financial condition and results in a manner that is not presently known to us or that we currently do not consider as presenting significant risks.

We also face risks and uncertainties related to our efforts to develop and commercialize our COVID-19 products, as well as challenges related to their manufacturing, supply and distribution, including, among others:

- the risk that as the market for COVID-19 products becomes more endemic and seasonal, demand for any of our COVID-19 products has and may continue to be reduced or not meet expectations, or may no longer exist, which has and may continue to lead to reduced revenues, excess inventory on-hand and/or in the channel which, for Paxlovid and Comirnaty, has resulted in significant inventory write-offs in 2023 and could continue to result in inventory write-offs or other unanticipated charges;

- challenges related to the transition to the commercial market for our COVID-19 products;

- uncertainties related to the public's demand for vaccines, boosters and COVID-19 treatments;

- risks related to our ability to accurately forecast and achieve our revenue forecasts for Comirnaty and Paxlovid or any potential future COVID-19 vaccines or treatments;

- uncertainties inherent in R&D, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with pre-clinical and clinical data (including Phase 1/2/3 or Phase 4 data for Comirnaty or any vaccine candidate in the BNT162 program or Paxlovid or any future COVID-19 treatment) in any of our studies in pediatrics, adolescents or adults or real world evidence, including the possibility of unfavorable new pre-clinical, clinical or safety data and further analyses of existing pre-clinical, clinical or safety data or further information regarding the quality of pre-clinical, clinical or safety data, including by audit or inspection;

- the ability to produce comparable clinical or other results for Comirnaty, any vaccine candidate or other vaccines that may result from the BNT162 program, Paxlovid or any future COVID-19 treatment or any other COVID-19 program, including the rate of effectiveness and/or efficacy, safety and tolerability profile observed to date, in additional analyses of the Phase 3 trial for any such products and additional studies, in real-world data studies or in larger, more diverse populations following commercialization;

- the ability of Comirnaty or any future vaccine to prevent, or Paxlovid or any future COVID-19 treatment to be effective against, COVID-19 caused by emerging virus variants;

- the risk that use of Comirnaty or Paxlovid will lead to new information about efficacy, safety or other developments, including the risk of additional adverse reactions, some of which may be serious;

- the risk that pre-clinical and clinical trial data are subject to differing interpretations and assessments, including during the peer review/ publication process, in the scientific community generally, and by regulatory authorities;

- whether and when additional data from the BNT162 program, Paxlovid or other COVID-19 programs will be published in scientific journal publications and, if so, when and with what modifications and interpretations;

- whether regulatory authorities will be satisfied with the design of and results from existing or future pre-clinical and clinical studies;

- whether and when submissions to request emergency use or conditional marketing authorizations for Comirnaty or any future vaccines in additional populations, for a potential booster dose for Comirnaty, or any potential future vaccine or vaccine candidates (including potential future annual boosters or re-vaccinations), and/or biologics license and/or EUA applications or amendments to any such applications may be filed in particular jurisdictions for Comirnaty or any other potential vaccine or vaccine candidates, and if obtained, whether or when such EUA or licenses, or existing EUAs, will expire or terminate;

- whether and when submissions to request emergency use or conditional marketing authorizations for Paxlovid or any future COVID-19 treatment and/or any drug applications and/or EUA applications or amendments to any such applications for any indication for Paxlovid or any future COVID-19 treatment may be filed in particular jurisdictions, and if obtained, whether or when such EUA or licenses, or existing EUAs, will expire or terminate;

- whether and when any application that may be pending or filed for Comirnaty, any vaccine candidate or other vaccines that may result from the BNT162 program, Paxlovid or any future COVID-19 treatment or any other COVID-19 program may be approved by particular regulatory authorities, which will depend on myriad factors, including making a determination as to whether the vaccine's or drug's benefits outweigh its known risks and determination of the vaccine's or drug's efficacy and, if approved, whether it will be commercially successful;

- decisions by regulatory authorities impacting labeling or marketing, manufacturing processes, safety and/or other matters that could affect the availability or commercial potential of any vaccine or drug, including the authorization or approval of products or therapies developed by other companies;
- disruptions in the relationships between us and our collaboration partners, clinical trial sites or third-party suppliers, including our relationship with BioNTech;
- the risk that other companies may produce competitive products that may be superior in terms of efficacy, safety, affordability, convenience, or a number of other competitive factors;
- risks related to the availability or cost of raw materials to manufacture or test any such products;
- challenges related to our vaccine's formulation and attendant storage, distribution and administration requirements, including risks related to storage and handling after delivery by us;
- challenges and risks related to medication errors such as prescribing or dispensing the wrong strength, improper dosing and self-administration errors;
- the risk that we may not be able to successfully develop other vaccine formulations, booster doses or potential future vaccines, potential combination respiratory vaccines or next generation COVID-19 treatments;
- the risk that we may not be able to recoup costs associated with our R&D and manufacturing efforts;
- risks associated with any changes in the way we approach or provide research funding for the BNT162 program, Paxlovid or any other COVID-19 program;
- challenges and risks associated with the pace of our development programs;
- the risk that we may not be able to maintain manufacturing capacity or access to logistics or supply channels commensurate with global demand for our COVID-19 products, which would negatively impact our ability to supply our COVID-19 products within the projected time periods;
- whether and when additional supply or purchase agreements will be reached or existing agreements will be modified;
- uncertainties regarding the ability to obtain recommendations from vaccine or treatment advisory or technical committees and other public health authorities and uncertainties regarding the commercial impact of any such recommendations;
- pricing and access challenges for such products;
- challenges related to public confidence in, or awareness of Comirnaty, Paxlovid or any future COVID-19 product candidates, including challenges driven by misinformation or disinformation, access, concerns about clinical data integrity, or prescriber and pharmacy education;
- trade restrictions; and
- the risk that we may owe third-party royalties or other adverse outcomes from existing litigation related to Comirnaty and Paxlovid, or have additional other claims asserted related to Comirnaty or Paxlovid.

Certain of these risks and uncertainties also apply to our COVID-19 and influenza diagnostic tests.

CLIMATE CHANGE AND SUSTAINABILITY

Pfizer is subject to transitional and physical risks related to climate change. Transitional risks include, for example, a disorderly global transition away from fossil fuels that may result in increased energy prices; customer preference for low or no-carbon products; stakeholder pressure to decarbonize assets; or new legal or regulatory requirements that result in new or expanded carbon pricing, taxes, restrictions on greenhouse gas emissions, and increased greenhouse gas disclosure and transparency. These risks could increase operating costs, including the cost of our electricity and energy use, or otherwise increase compliance costs. Physical risks to our operations include water stress and drought; flooding and storm surge; wildfires; extreme temperatures and storms, which could impact pharmaceutical production, increase costs, or disrupt supply chains of medicines for patients. For example, our manufacturing facility in Rocky Mount, NC was damaged by a tornado in July 2023. While manufacturing has resumed, the supply of medicines impacted by the tornado is expected to be affected through 2024. For additional details on the impact of the tornado in Rocky Mount, NC, see the *Overview of Our Performance, Operating Environment, Strategy and Outlook—Our Operating Environment* section within MD&A. Our supply chain is subject to these same transitional and physical risks and would likely pass along any increased costs to us.

In June 2022, Pfizer established our fourth consecutive greenhouse gas reduction goal with new near- and long-term targets to achieve the Science Based Target Initiative's voluntary Net-Zero Standard by 2040. While we are working to develop and implement emission reduction plans to achieve our voluntary climate goals, various factors, including the long time horizons and commercial availability of new technologies to enable the emission reductions, in the time and scale needed, may present inherent risk in our ability to meet these goals. Additionally, success may depend on the actions of governments and third parties and may require, among other things, significant capital investment; R&D; and government policies and incentives to foster innovation and reduce costs of technologies that may not currently exist or be available at scale.

Governmental authorities, non-governmental organizations, customers, investors, employees, and other stakeholders are increasingly sensitive to ESG matters, such as equitable access to medicines and vaccines, product quality and safety, diversity, equity and inclusion, environmental stewardship, support for local communities, value chain environmental and social due diligence, corporate governance and transparency, and addressing human capital factors in our operations. In addition, governments and the public expect companies like us to report on our business practices with respect to human rights, responsible sourcing and environmental impact, as well as the actions of our third-party contractors and suppliers around the world. This focus on ESG matters may lead to new expectations or requirements that could result in increased costs associated with research, development, manufacture, or distribution of our products. Our ability to compete could also be affected by changing customer preferences and requirements, such as growing demand for companies to establish validated Net Zero targets or offer more sustainable products. While we strive to improve our ESG performance and meet our voluntary goals, if we do not meet, or are perceived not to meet, our goals or other stakeholder expectations in key ESG areas, we risk negative stakeholder reaction, including from proxy advisory services, as well as damage to our brand and reputation, reduced demand for our products or other negative impacts on our business and operations. While we monitor a broad range of ESG matters, we cannot be certain that we will manage such matters successfully, or that we will successfully meet the expectations of investors, employees, consumers, governments and other stakeholders.

MARKET FLUCTUATIONS IN OUR EQUITY AND OTHER INVESTMENTS

Changes in the fair value of certain equity investments that are recognized in net income may result in increased volatility of our income. See *Note 4* and the *Analysis of Financial Condition, Liquidity, Capital Resources and Market Risk* section within MD&A.

Our pension benefit obligations and postretirement benefit obligations are subject to volatility from changes in the fair value of equity investments and other investment risk in the assets funding these plans, as well as changes in the appropriate discount rate. See the *Significant Accounting Policies and Application of Critical Accounting Estimates and Assumptions—Benefit Plans* section within MD&A and *Note 11.*

COST AND EXPENSE CONTROL AND NONORDINARY EVENTS

Growth in costs and expenses, changes in product and geographic mix and the impact of acquisitions, divestitures, restructurings, internal reorganizations, product withdrawals, recalls and other unusual events that could result from evolving business strategies, evaluation of asset realization and organizational restructuring could adversely affect future results. Such risks and uncertainties include, in particular, our ability to realize the projected benefits of our cost-reduction and productivity initiatives, including our enterprise-wide cost realignment program, other corporate strategic initiatives and any acquisitions, divestitures or other initiatives, as well as potential disruption of ongoing business, such as potential impacts on our ability to deliver on our pipeline as planned. Additionally, as a result of these initiatives, we may experience a loss of continuity, loss of accumulated knowledge or intellectual property and/or inefficiency, adverse effects on employee morale, loss of key employees and/or other retention issues during transitional periods. Reorganizations and restructurings can require a significant amount of time and focus, which may divert attention from operating and growing our business. If we fail to achieve some or all of the expected benefits of restructuring, it could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

INTANGIBLE ASSETS, GOODWILL AND EQUITY-METHOD INVESTMENTS

Our consolidated balance sheet contains significant amounts of intangible assets, including IPR&D and goodwill. For IPR&D assets, the risk of failure is significant, and there can be no certainty that these assets ultimately will yield successful products. Our ability to realize value on these significant investments is often contingent upon, among other things, regulatory approvals and market acceptance. As such, IPR&D assets may become impaired and/or be written off in the future if the associated R&D effort is abandoned or is curtailed. See *Note 4* for a discussion of recent impairments of IPR&D assets. For goodwill, all reporting units can confront events and circumstances that can lead to a goodwill impairment charge such as, among other things, unanticipated competition, an adverse action or assessment by a regulator, a significant adverse change in legal matters or in the business climate and/or a failure to replace the contributions of products that lose exclusivity. Our other intangible assets, including developed technology rights and brands, face similar risks for impairment. Our equity-method investments may also be subject to impairment charges that may result from the occurrence of unexpected adverse events or management decisions that impact our estimates of expected cash flows to be generated from these investments. We may recognize impairment charges as a result of a weak economic environment, events related to particular customers or asset types, challenging market conditions or decisions by management. Any such impairment charge of our intangible assets, goodwill and equity-method investments may be significant. For additional details, see the *Significant Accounting Policies and Application of Critical Accounting Estimates and Assumptions—Asset Impairments* section within MD&A.

CHANGES IN LAWS AND ACCOUNTING STANDARDS

Our future results could be adversely affected by changes in laws and regulations or their interpretation, including, among others, changes in accounting standards, tax laws and regulations internationally and in the U.S. (including, among other things, the IRA, changes in laws and regulations or their interpretation, including, among others, the adoption of global minimum taxation requirements outside the U.S. generally effective in most jurisdictions since January 1, 2024 and potential changes to existing tax law by the current U.S. Presidential administration and Congress, including the proposed "Tax Relief for American Families and Workers Act of 2024"), competition laws, privacy laws and environmental laws in the U.S. and other countries. For additional information on changes in tax laws or rates or accounting standards, see the *Provision/ (Benefit) for Taxes on Income* and *New Accounting Standards* sections within MD&A and *Note 1B*.

ITEM 1C.   CYBERSECURITY

Managing cybersecurity risk is a crucial part of our overall strategy for safely operating our business. We incorporate cybersecurity practices into our Enterprise Risk Management (ERM) approach, which is subject to oversight by our BOD. Our cybersecurity policies and practices are aligned with relevant industry standards.

Consistent with our overall ERM program and practices, our cybersecurity program includes:

- *Vigilance*: We maintain a global cybersecurity operation that endeavors to detect, prevent, contain, and respond to cybersecurity threats and incidents in a prompt and effective manner with the goal of minimizing business disruptions.
- *External Collaboration*: We collaborate with public and private entities, including intelligence and law enforcement agencies, industry groups and third-party service providers to identify, assess and mitigate cybersecurity risks.
- *Systems Safeguards*: We deploy technical safeguards that are designed to protect our information systems, products, operations and sensitive information from cybersecurity threats. These include firewalls, intrusion prevention and detection systems, disaster recovery capabilities, malware and ransomware prevention, access controls and data protection. We continuously conduct vulnerability assessments to identify new risks and periodically test the efficacy of our safeguards through both internal and external penetration tests.
- *Education*: We provide periodic training for all personnel regarding cybersecurity threats, with such training appropriate to the roles, responsibilities and access of the relevant Company personnel. Our policies require all workers to report any real or suspected cybersecurity events.
- *Supplier Ecosystem Management*: We extend our cybersecurity management control expectations to our supply chain ecosystem, as applicable. This includes identifying cybersecurity risks presented by third parties.
- *Incident Response Planning*: We have established, and maintain and periodically test, incident response plans that direct our response to cybersecurity events and incidents. Such plans include the protocol by which material incidents would be communicated to executive management, our BOD, external regulators and shareholders.
- *Enterprise-Wide Coordination*: We engage experts from across the Company to identify emerging risks and respond to cybersecurity threats. This cross-functional approach includes personnel from our R&D, manufacturing, commercial, technology, legal, compliance, internal audit and other business functions.

- *Governance*: Our BOD's oversight of cybersecurity risk management is led by the Audit Committee, which oversees our ERM program. Cybersecurity threats, risks and mitigation are periodically reviewed by the Audit Committee and such reviews include both internal and independent assessment of risks, controls and effectiveness.

Our risk assessment efforts have indicated that we are a target for theft of intellectual property, financial resources, personal information, and trade secrets from a wide range of actors including nation states, organized crime, malicious insiders and activists. The impacts of attacks, abuse and misuse of Pfizer's systems and information include, without limitation, loss of assets, operational disruption and damage to Pfizer's reputation.

A key element of managing cybersecurity risk is the ongoing assessment and testing of our processes and practices through auditing, assessments, drills and other exercises focused on evaluating the sufficiency and effectiveness of our risk mitigation. We regularly engage third parties to perform assessments of our cybersecurity measures, including information security maturity assessments and independent reviews of our information security control environment and operating effectiveness. Certain results of such assessments and reviews are reported to the Audit Committee and the BOD, as appropriate, and we make adjustments to our cybersecurity processes and practices as necessary based on the information provided by the third-party assessments and reviews.

The Audit Committee oversees cybersecurity risk management, including the policies, processes and practices that management implements to prevent, detect and address risks from cybersecurity threats. The Audit Committee receives regular briefings on cybersecurity risks and risk management practices, including, for example, recent developments in the external cybersecurity threat landscape, evolving standards, vulnerability assessments, third-party and independent reviews, technological trends and considerations arising from our supplier ecosystem. The Audit Committee may also promptly receive information regarding any material cybersecurity incident that may occur, including any ongoing updates regarding the same. The Audit Committee periodically discusses our approach to cybersecurity risk management with our Chief Information Security Officer (CISO).

Our CISO is a member of our management team who is principally responsible for overseeing our cybersecurity risk management program, in partnership with other business leaders across the Company. The CISO works in coordination with other members of the management team, including, among others, the Chief Digital Officer, the Chief Financial Officer, the Chief Compliance and Risk Officer and the General Counsel and their designees. We believe our business leaders have the appropriate expertise, background and depth of experience to manage risks arising from cybersecurity threats.

Our CISO, along with leaders from our privacy and corporate compliance functions, collaborate to implement a program designed to manage our exposure to cybersecurity risks and to promptly respond to cybersecurity incidents. Prompt response to incidents is delivered by multi-disciplinary teams in accordance with our incident response plan. Through ongoing communications with these teams during incidents, the CISO monitors the triage, mitigation and remediation of cybersecurity incidents, and reports such incidents to executive management, the Audit Committee and other Pfizer colleagues in accordance with our cybersecurity policies and procedures, as is appropriate.

As of the date of this Form 10-K, we are not aware of any cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition at this time. For further discussion of the risks associated with cybersecurity incidents, see the *Item 1A. Risk Factors—Information Technology and Security* section in this Form 10-K.

ITEM 2. PROPERTIES

We own and lease space globally for sales and marketing, customer service, regulatory compliance, R&D, manufacturing and distribution and corporate enabling functions. In many locations, our business and operations are co-located to achieve synergy and operational efficiencies. Our global headquarters are located in New York City. We continue to advance our global workplace strategy to provide workplaces that enable collaboration and foster innovation. As of December 31, 2023, we had 284 owned and leased properties (including properties acquired in the Seagen acquisition), amounting to approximately 38 million square feet. The recent Seagen acquisition has increased our real estate portfolio by 14 sites totaling 1 million square feet.

As of December 31, 2023, of the 284 properties, PGS had responsibility for 37 plants around the world, which manufacture products for our commercial divisions, including in Belgium, Germany, India, Ireland, Italy, Japan, Singapore and the U.S. The leadership team for PGS is primarily located in New York City. PGS also operates multiple distribution facilities around the world.

In general, we believe that our properties, including the principal properties described above, are well-maintained, adequate and suitable for their current requirements and for our operations in the foreseeable future. See *Note 9* for amounts invested in land, buildings and equipment.

ITEM 3. LEGAL PROCEEDINGS

Certain legal proceedings in which we are involved are discussed in *Note 16A*.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The executive officers of the Company are set forth in this table. Each holds the office or offices indicated until his or her successor is chosen and qualified at the regular meeting of the BOD to be held on the date of the 2024 Annual Meeting of Shareholders, or until his or her earlier death, resignation or removal. Each of the executive officers is a member of the Pfizer Executive Leadership Team.

Name	Age	Position
Albert Bourla	62	Chairman of the Board since January 2020 and Chief Executive Officer since January 2019. Chief Operating Officer from January 2018 until December 2018. Group President, Pfizer Innovative Health from June 2016 until December 2017. Group President, Global Innovative Pharma Business (responsible for Vaccines, Oncology and Consumer Healthcare since 2014) from February 2016 until June 2016. President and General Manager of Established Products Business Unit from December 2010 until December 2013. Our Director since February 2018.
Chris Boshoff	60	Chief Oncology Officer, Executive Vice President since December 2023. Chief Oncology Research and Development Officer and Executive Vice President from July 2023 until December 2023. Senior Vice President, Oncology, from 2017 until 2023.
David M. Denton	58	Chief Financial Officer, Executive Vice President since May 2022. Executive Vice President, Chief Financial Officer, Lowe's Companies, Inc., from November 2018 until April 2022; Executive Vice President and Chief Financial Officer, CVS Health Corporation (a diversified health solutions company), from January 2010 until November 2018. Director of Tapestry, Inc. from 2014 to 2023. Director of Haleon plc.
Alexandre de Germay	56	Chief International Commercial Officer, Executive Vice President since December 2023. Chief Executive Officer, Laboratoires Majorelle (a specialty pharma company based in France dedicated to women's health and urology) from 2021 until January 2024 (assisting with transition matters after December 15, 2023). From 2020 until 2021 was Senior Vice President; Global Franchise Head of Cardiology, Transplant and Established Products, and from 2016 until 2020 was Head of Mature Markets General Medicines of Sanofi. Regional President of Asia-Pacific of Pfizer Inc. from 2013 until 2016.
Mikael Dolsten	65	Chief Scientific Officer, President, Pfizer Research and Development since July 2023. Chief Scientific Officer and President, Worldwide Research, Development and Medical from January 2019 until July 2023. President of Worldwide Research and Development from December 2010 until December 2018. Senior Vice President; President of Worldwide Research and Development from May 2010 until December 2010. Senior Vice President; President of Pfizer BioTherapeutics Research & Development Group from October 2009 until May 2010. Director of Agilent Technologies, Inc, and Vimian Group AB.
Lidia Fonseca	55	Chief Digital and Technology Officer, Executive Vice President since January 2019. Chief Information Officer and Senior Vice President of Quest Diagnostics Incorporated from 2014 to 2018. Senior Vice President of Laboratory Corporation of America Holdings from 2008 until March 2013. Director of Tegna, Inc. from 2014 to 2023. Director of Medtronic plc.
Rady A. Johnson	62	Chief Compliance, Quality and Risk Officer, Executive Vice President since January 2019. Executive Vice President, Chief Compliance and Risk Officer from December 2013 until December 2018. Senior Vice President and Associate General Counsel from October 2006 until December 2013.
Douglas M. Lankler	58	General Counsel, Executive Vice President since December 2013. Corporate Secretary from January 2014 until February 2014. Executive Vice President, Chief Compliance and Risk Officer from February 2011 until December 2013.
Aamir Malik	48	Chief U.S. Commercial Officer, Executive Vice President since December 2023. Chief Business Innovation Officer, Executive Vice President from August 2021 until December 2023. Various U.S. geographic leadership roles with McKinsey & Company from 2019 to 2021; previously co-led McKinsey & Company's Global Pharmaceuticals & Medical Products practice from 2015 to 2018.
Michael McDermott	58	Chief Global Supply Officer, Executive Vice President since January 2022. President of Pfizer Global Supply from 2018 until 2021. Vice President of Pfizer Global Supply from 2014 until 2018. Vice President of the Biotechnology Unit from 2012 until 2014.
Payal Sahni	49	Chief People Experience Officer, Executive Vice President since January 2022. Chief Human Resources Officer, Executive Vice President from June 2020 to December 2021. From May 2016 until June 2020 served as Senior Vice President of Human Resources for multiple operating units. Vice President of Human Resources, Vaccines, Oncology & Consumer from 2015 until 2016. Ms. Sahni has served in a number of positions in the Human Resources organization with increasing responsibility since joining Pfizer in 1997.
Sally Susman	62	Chief Corporate Affairs Officer, Executive Vice President since January 2019. Executive Vice President, Corporate Affairs (formerly Policy, External Affairs and Communications) from December 2010 until December 2018. Senior Vice President, Policy, External Affairs and Communications from December 2009 until December 2010.

ITEM 5.   MARKET FOR THE COMPANY'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The principal market for our common stock is the NYSE. Our common stock currently trades on the NYSE under the symbol "PFE". As of February 15, 2024, there were 123,387 holders of record of our common stock.

The following summarizes purchases of our common stock during the fourth quarter of 2023[(a)]:

Period	Total Number of Shares Purchased[(b)]		Average Price Paid per Share[(b)]	Total Number of Shares Purchased as Part of Publicly Announced Plan	Approximate Value of Shares that May Yet Be Purchased Under the Plan[(a)]	
October 2 through October 29, 2023	12,222	$	32.93	—	$	3,292,882,444
October 30 through November 30, 2023	25,825	$	29.95	—	$	3,292,882,444
December 1 through December 31, 2023	14,449	$	28.58	—	$	3,292,882,444
Total	52,496	$	30.26	—		

[(a)] See *Note 12*.

[(b)] Represents (i) 49,685 shares of common stock surrendered to the Company to satisfy tax withholding obligations in connection with the vesting of awards under our long-term incentive programs and (ii) the open market purchase by the trustee of 2,811 shares of common stock in connection with the reinvestment of dividends paid on common stock held in trust for employees who deferred receipt of performance share awards.

PEER GROUP PERFORMANCE GRAPH

The following graph assumes a $100 investment on December 31, 2018, and reinvestment of all dividends, in each of the Company's Common Stock, a composite peer group of the major U.S. and European-based pharmaceutical companies, which are: AbbVie Inc., Amgen Inc., AstraZeneca PLC, Bristol-Myers Squibb Company, Eli Lilly and Company, GSK plc, Johnson & Johnson, Merck & Co., Inc., Novartis AG, Novo Nordisk, Roche Holding AG and Sanofi SA, the S&P 500 Index and the NYSE Arca Pharmaceutical Index (DRG index).



Five Year Performance

	2018	2019	2020	2021	2022	2023
PFIZER	$100.0	$93.1	$96.3	$160.5	$143.8	**$84.5**
PEER GROUP	$100.0	$122.0	$128.7	$154.4	$179.9	**$207.8**
S&P 500	$100.0	$131.5	$155.6	$200.3	$164.0	**$207.0**
DRG Index	$100.0	$118.4	$128.7	$158.8	$171.1	**$184.3**

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The following MD&A is intended to assist the reader in understanding our financial condition and results of operations, including an evaluation of the amounts and certainty of cash flows from operations and from outside sources, and is provided as a supplement to and should be read in conjunction with the consolidated financial statements and related notes in *Item 8. Financial Statements and Supplementary Data* in this Form 10-K. Discussions of 2021 items and year-to-year comparisons between 2022 and 2021 that are not included in this Form 10-K can be found within MD&A in our 2022 Form 10-K.

OVERVIEW OF OUR PERFORMANCE, OPERATING ENVIRONMENT, STRATEGY AND OUTLOOK

Financial Highlights—The following is a summary of certain financial performance metrics (in billions, except per share data):



*   For additional information regarding Adjusted diluted EPS (which is a non-GAAP financial measure), including reconciliations of certain GAAP Reported to non-GAAP Adjusted information, see the *Non-GAAP Financial Measure: Adjusted Income* section within MD&A.

References to operational variances pertain to period-over-period changes that exclude the impact of foreign exchange rates. Although foreign exchange rate changes are part of our business, they are not within our control and since they can mask positive or negative trends in the business, we believe presenting operational variances excluding these foreign exchange changes provides useful information to evaluate our results.

Our Business and Strategy—Pfizer Inc. is a research-based, global biopharmaceutical company. We apply science and our global resources to bring therapies to people that extend and significantly improve their lives. See the *Item 1. Business—About Pfizer* section. As a science-driven global biopharmaceutical company, we remain focused on advancing our pipeline, supporting our marketed brands and deploying capital responsibly, with a focus on initiatives that can help contribute to our long-term revenue and future growth. Most of our revenues come from the manufacture and sale of biopharmaceutical products. We believe that our medicines and vaccines provide significant value for healthcare providers and patients and continuously evaluate how we can best collaborate with patients, physicians and payors to support and expand patient access to reliable, affordable healthcare around the world. In addition, we continually seek to expand and broaden our product portfolio offerings through prioritized development of our pipeline and business development opportunities targeted at critical unmet patient needs. As a result, our commercial organizational structure and R&D operations are critical to the successful execution of our business strategy. Our ability to fulfill our purpose, *Breakthroughs that change patients' lives*, remains a core focus and underscores our commitment to addressing the needs of society to help sustain long-term value creation for all stakeholders. Our 2024 key priorities are:

- Achieve world-class oncology leadership
- Deliver next wave of pipeline innovation
- Maximize performance of our new products
- Expand margins by realigning our cost base
- Allocate capital to enhance shareholder value

In 2023, we managed our commercial operations through a global structure consisting of two operating segments: Biopharma and Business Innovation. Biopharma was the only reportable segment. See *Note 1A* and the *Item 1. Business—Commercial Operations* section.

In December 2023, we completed our acquisition of Seagen. At the beginning of 2024, we made changes in our commercial organization that went into effect on January 1, 2024 to incorporate Seagen and improve focus, speed and execution. Specifically, within our Biopharma reportable segment we created:

- the Pfizer Oncology Division, which brings together U.S. oncology commercial operations from both Pfizer and Seagen and is led by the Chief Oncology Officer, Executive Vice President, who also leads Pfizer's newly combined global oncology R&D operations;
- the Pfizer U.S. Commercial Division, which focuses on the commercialization of non-oncology products in the U.S. and is led by the Chief U.S. Commercial Officer, Executive Vice President; and
- the Pfizer International Commercial Division, which focuses on the commercialization of Pfizer's entire product portfolio outside the U.S. and is led by the Chief International Commercial Officer, Executive Vice President.

In the fourth quarter of 2022, we began taking steps through our Transforming to a More Focused Company restructuring program to optimize our end-to-end R&D operations to reduce costs and cycle times as well as to further prioritize our internal R&D portfolio in areas where our capabilities are differentiated while increasing external innovation efforts to leverage an expanding and productive biotech sector. Beginning in July 2023, in consideration of planned future investments in oncology, including the acquisition of Seagen on December 14, 2023, we reorganized our R&D platform operations. See *Note 17A*. In the fourth quarter of 2023, we announced that we launched a multi-year, enterprise-wide cost realignment program that aims to realign our costs with our longer-term revenue expectations. See *Note 3*. For a description of savings related to these programs, see the *Costs and Expenses—Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives* section within MD&A.

R&D: We believe we have a strong pipeline and are well-positioned for future growth. R&D is at the heart of fulfilling our purpose to deliver breakthroughs that change patients' lives as we work to translate advanced science and technologies into the medicines and vaccines that may be the most impactful for patients. Innovation, drug discovery and development are critical to our success. In addition to discovering and developing new products, our R&D efforts seek to add value to our existing products by improving their effectiveness and ease of dosing and by discovering potential new indications. See the *Item 1. Business—Research and Development* section for our R&D priorities and strategy.

We seek to leverage a strong pipeline, organize around expected operational growth drivers and capitalize on trends creating long-term growth opportunities, including:

- an aging global population that is generating increased demand for innovative medicines and vaccines that address patients' unmet needs; and
- advances in both biological science and platform technologies that are enhancing the delivery of breakthrough new medicines and vaccines.

Our Business Development Initiatives—We are committed to strategically capitalizing on growth opportunities, primarily by advancing our own product pipeline and maximizing the value of our existing products, but also through various business development activities. We view our business development activity as an enabler of our strategies and seek to generate growth by pursuing opportunities and transactions that have the potential to strengthen our business and our capabilities. We assess our business, assets and scientific capabilities/portfolio as part of our regular, ongoing portfolio review process and also continue to consider business development activities that will help advance our business strategy. For a discussion of recent significant business development activities, see *Note 2*.

Our 2023 Performance

Total Revenues—*Total revenues* decreased $41.8 billion, or 42%, to $58.5 billion in 2023 from $100.3 billion in 2022, reflecting an operational decrease of $40.8 billion, or 41%, as well as an unfavorable impact of foreign exchange of $1.0 billion, or 1%. The operational decrease was primarily driven by significant declines in revenues from Comirnaty and Paxlovid, including a $3.5 billion non-cash revenue reversal for Paxlovid recorded in the fourth quarter of 2023. Excluding contributions from Comirnaty and Paxlovid, *Total revenues* increased 7% operationally, reflecting an increase in revenues from Nurtec ODT/Vydura and Oxbryta; revenues from Abrysvo, primarily driven by the launch of the older adult indication in the U.S.; as well as continued growth from the Vyndaqel family and Eliquis; partially offset by a decline in Ibrance.

The following chart outlines the components of the net change in *Total revenues*:



$ Millions
$100,330
$3,356
$(239)
$(43,929)
$(1,022)
$58,496
2022
Operational impact (excl. impact of LOE and Operational impact of Comirnaty and Paxlovid Revenues)
Impact of LOE
Operational impact of Comirnaty and Paxlovid Revenues
Foreign Exchange
2023

See the *Total Revenues by Geography* and *Total Revenues—Selected Product Discussion* sections within MD&A for more information, including a discussion of key drivers of our revenue performance. See also *The Global Economic Environment—COVID-19* section below for information about our COVID-19 products. For information regarding the primary indications or class of certain products, see *Note 17C.*

While royalty income through December 31, 2023 has been recorded in *Other Income/(Deductions)—net*, we will begin reporting such royalty income in *Total revenues* beginning in 2024 and will restate prior periods for consistency with our 2024 presentation. Additionally, we will no longer record royalties from U.S. sales of Bavencio, as we have irrevocably chosen to donate the right to such royalties to the American Association for Cancer Research.

Income from Continuing Operations Before Provision/(Benefit) for Taxes on Income—The decrease in *Income from continuing operations before provision/(benefit) for taxes on income* of $33.7 billion, to $1.1 billion in 2023 from $34.7 billion in 2022, was primarily attributable to (i) lower revenues, (ii) higher intangible asset impairment charges, and (iii) increases in *Restructuring charges and certain acquisition-related costs*, *Amortization of intangible assets*, and *Selling, informational and administrative expenses,* partially offset by (iv) a decrease in *Cost of sales* and (v) net gains on equity securities in 2023 versus net losses on equity securities in 2022.

See the *Analysis of the Consolidated Statements of Income* section within MD&A and *Note 4*. For information on our tax provision and effective tax rate, see the *Provision/(Benefit) for Taxes on Income* section within MD&A and *Note 5*.

Our Operating Environment—We, like other businesses in our industry, are subject to certain industry-specific challenges. These include, among others, the topics listed below. See also the *Item 1. Business—Government Regulation and Price Constraints* and *Item 1A. Risk Factors* sections.

Regulatory Environment—Pipeline Productivity—Our product lines must be replenished over time to offset revenue losses when products lose exclusivity or market share or to respond to healthcare and innovation trends, as well as to provide for earnings growth, primarily through internal R&D or through collaborations, acquisitions, JVs, licensing or other arrangements. As a result, we devote considerable resources to our R&D activities which, while essential to our growth, incorporate a high degree of risk and cost, including whether a particular product candidate or new indication for an in-line product will achieve the desired clinical endpoint or safety profile, will be approved by regulators or will be successful commercially. Clinical trials are conducted to determine, among other things, whether an investigational drug, vaccine or device is safe and effective for a particular patient population. After a product has been approved or authorized and launched, we continue to monitor its safety as long as it is available to patients, including conducting postmarketing trials, voluntarily or pursuant to a regulatory request. For the entire life of the product, we collect safety data and report safety information to the FDA and other regulators. Regulatory authorities evaluate potential safety concerns and take any regulatory action deemed necessary and appropriate. Such action(s) may include: updating a product's labeling, restricting its use, communicating new safety information or, in rare cases, seeking to suspend or remove a product from the market.

Intellectual Property Rights and Collaboration/Licensing Rights—The loss, expiration or invalidation of intellectual property rights, patent litigation settlements and judgments, and the expiration of co-promotion and licensing rights can have a material adverse effect on our revenues. Certain of our products have experienced patent-based expirations or loss of regulatory exclusivity in certain markets in the last few years, and we expect certain products to face increased generic competition over the next few years. While additional patent expiries will continue, we expect a moderate impact of reduced revenues due to patent expiries from 2024 through 2025. We anticipate a more significant impact of reduced revenues from patent expiries in 2026 through 2030 as several of our in-line products experience patent-based expirations. We continue to vigorously defend our patent rights against infringement, and we will continue to support efforts that strengthen worldwide recognition of patent rights while taking necessary steps to help ensure appropriate patient access.

For additional information on patent rights we consider most significant to our business as a whole, see the *Item 1. Business—Patents and Other Intellectual Property Rights* section. For a discussion of recent developments with respect to patent litigation, see *Note 16A1*.

Regulatory Environment/Pricing and Access—Government and Other Payor Group Pressures—The pricing of medicines and vaccines by pharmaceutical manufacturers and the cost of healthcare, which includes medicines, vaccines, medical services and hospital services, continues to be important to payors, governments, patients, and other stakeholders. Federal and state governments and private third-party payors in the U.S. continue to take action to manage the utilization and cost of drugs, including increasingly employing formularies to control costs and encourage utilization of certain drugs, including through the use of deductibles, utilization management tools, cost sharing or formulary placement. We consider a number of factors impacting the pricing of our medicines and vaccines. Within the U.S., we often engage with patients, doctors and healthcare plans. We also often provide significant discounts from the list price to insurers, including PBMs and MCOs. The price that patients pay in the U.S. for prescribed medicines and vaccines is ultimately set by healthcare providers and insurers. Governments globally, as well as private third-party payors in the U.S., may use a variety of measures to control costs, including, among others, legislative or regulatory pricing reforms, drug formularies (including tiering and utilization management tools), cross country collaboration and procurement, price cuts, mandatory rebates, health technology assessments, forced localization as a condition of market access, "international reference pricing" (i.e., the practice of a country linking its regulated medicine prices to those of other countries), QCE processes and VBP. We anticipate that these and similar initiatives will continue to increase pricing and access pressures globally. In the U.S., we expect to see continued focus by Congress and the Biden Administration on regulating pricing. The drug pricing provisions of the IRA, which was signed into law in August 2022, began to be implemented in 2022 and implementation efforts will continue over the next several years. In August 2023, the Biden Administration unveiled the first ten medicines subject to the "Medicare Drug Price Negotiation Program," which requires manufacturers of select drugs to engage in a process with the federal government to set new Medicare prices which would go into effect in 2026. Among the first ten medicines subject to the Program included Eliquis. We continue to evaluate the impact of the IRA on our business, operations and financial condition and results as the full effect of the IRA on our business and the pharmaceutical industry remains uncertain. In addition, changes to the Medicaid Drug Rebate program or the 340B Program, including legal or legislative developments at the federal or state level with respect to the 340B program, could have a material impact on our business. See the *Item 1. Business—Pricing Pressures and Managed Care Organizations* and *—Government Regulation and Price Constraints* and the *Item 1A. Risk Factors—Pricing and Reimbursement* sections.

Impact of the July 2023 Tornado in Rocky Mount, North Carolina (NC)—Our manufacturing facility in Rocky Mount, NC was damaged by a tornado in July 2023. The facility is a key producer of sterile injectables and is responsible for manufacturing nearly 25 percent of all our sterile injectables—including anesthesia, analgesia, and micronutrients—which is nearly eight percent of all the sterile injectables used in U.S. hospitals. While manufacturing has resumed, the supply of medicines impacted by the tornado is expected to be affected through 2024.

In 2023, we recorded $286 million to *Cost of sales* for inventory losses, overhead costs related to the period in which the facility could not operate, and incremental costs resulting from the tornado damage. Losses incurred in 2023 were partially offset by insurance recoveries received in the fourth quarter of 2023. We may record additional losses and/or costs and/or insurance recoveries in future periods, but we are unable to predict them with certainty at this time.

Product Supply—We periodically encounter supply delays, disruptions and shortages, including due to voluntary product recalls and natural or man-made disasters. In 2021, Pfizer recalled all lots of Chantix in the U.S. due to the presence of a nitrosamine, N-nitroso-varenicline, at or above the FDA interim acceptable intake limit. Regulatory authorities outside the U.S. have issued updated guidance on nitrosamine acceptable intake levels. With this recently issued guidance, which included an updated intake level for N-nitroso-varenicline, we expect to make regulatory submissions in 2024 to potentially enable Chantix to return to market outside the U.S., and our related discussions with FDA are ongoing.

Except for the tornado in Rocky Mount, NC discussed above, we have not seen a significant disruption of our supply chain in 2023 and through the date of filing of this Form 10-K, and all of our manufacturing sites globally have continued to operate at or near normal levels; however, we continue to see heightened demand in the industry for certain components and raw materials, which could potentially result in constraining available supply leading to a possible future impact on our business. We continue to monitor and implement mitigation strategies in an effort to reduce any potential risk or impact including active supplier management, qualification of additional suppliers and advanced purchasing to the extent possible. For information on risks related to product manufacturing, see the *Item 1A. Risk Factors—Product Manufacturing, Sales and Marketing Risks* section.

The Global Economic Environment—In addition to the industry-specific factors discussed above, we, like other businesses of our size and global extent of activities, are exposed to economic cycles. Certain factors in the global economic environment that may impact our global operations include, among other things, currency and interest rate fluctuations, capital and exchange controls, local and global economic conditions including inflation, recession, volatility and/or lack of liquidity in capital markets, expropriation and other restrictive government actions, changes in intellectual property, legal protections and remedies, trade regulations, tax laws and regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as impacts of political or civil unrest or military action, including the ongoing conflicts between Russia and Ukraine and in the Middle East and their economic consequences, geopolitical instability, terrorist activity, unstable governments and legal systems, inter-governmental disputes, public health outbreaks, epidemics, pandemics, natural disasters or disruptions related to climate change. Government pressures can lead to negative pricing pressure in various markets where governments take an active role in setting prices, access criteria or other means of cost control. For additional information on risks related to our global operations, see the *Item 1A. Risk Factors—Global Operations* section.

COVID-19—In response to COVID-19, we developed Paxlovid and collaborated with BioNTech to jointly develop Comirnaty, including an Omicron XBB.1.5-adapted monovalent vaccine. As part of our strategy for COVID-19, we are continuing to make significant investments in breakthrough science and global manufacturing. This includes continuing to evaluate Comirnaty and Paxlovid, including against new variants of concern, developing variant adapted vaccine candidates and developing potential combination respiratory vaccines and potential next generation vaccines and therapies. We are also evaluating Paxlovid for additional populations. See the *Product Developments* section within MD&A.

In 2023, we principally sold Comirnaty globally under government contracts. In September 2023, Comirnaty transitioned to traditional commercial market sales in the U.S., triggered by the expiration of current contracts and the COVID-19 vaccines from Pfizer and BioNTech purchased through them becoming either depleted or not used following the introduction of a new variant vaccine. Internationally, sales of Comirnaty in international developed markets were generally under government contracts in 2023, and in emerging markets, under a combination of private channels and government contracts; in both cases, we expect to start transitioning to commercial markets in 2024. Due to the commercial market transition as well as the anticipated seasonal nature of COVID vaccination, we expect more than 80% of our 2024 global revenues for Comirnaty to be recorded in the second half of the year.

In 2023, we principally sold Paxlovid globally to government agencies. Internationally, for Paxlovid, we are continuing the transition to commercial markets and are expecting most revenue for Paxlovid to be generated through commercial channels in 2024. On October 13, 2023, we announced an amended agreement with the U.S. government, which facilitated the transition of Paxlovid to traditional commercial markets in November 2023, with minimal uptake of NDA-labeled commercial product before January 1, 2024. See *Note 17C*.

For information on risks associated with our COVID-19 products, including certain assumptions made for purposes of our operational planning and financial projections and the uncertainty of future developments, as well as COVID-19 intellectual property disputes, see the *Item 1A. Risk Factors—COVID-19, —Intellectual Property Protection* and *—Third-Party Intellectual Property Claims* sections and *Note 16A1.*

Israel/Hamas Conflict—Our local operations have been impacted by the armed conflict between Israel and Hamas that began on October 7, 2023. For the years ended December 31, 2023 and 2022, the business of our Israeli subsidiary represented less than 1% of our consolidated revenues and assets. We are closely monitoring developments in this conflict, including evaluating potential impacts to our business, customers, suppliers, employees, and operations in Israel and elsewhere in the Middle East that may impact global operations. At this time, longer term impacts to the Company are uncertain and subject to change.

Russia/Ukraine Conflict—Our local operations have been impacted by the armed conflict between Russia and Ukraine. For the years ended December 31, 2023 and 2022, the business of our Russia and Ukraine subsidiaries represented less than 1% of our consolidated revenues and assets, and while we are monitoring the effects of the conflict between Russia and Ukraine, the situation continues to evolve and the long-term implications, including the broader economic consequences of the conflict, are difficult to predict at this time. While as of now, we do not anticipate any significant negative impacts on our global operations from this conflict, continued regional instability, geopolitical shifts, potential additional sanctions and other restrictive measures against Russia, neighboring countries or allies of Russia, any retaliatory measures taken by Russia, neighboring countries or allies of Russia, and actions by our customers or suppliers, including financial institutions, in response to such measures could adversely affect the global macroeconomic environment, our operations, currency exchange rates and financial markets, which could in turn adversely impact our business and results of operations.

SIGNIFICANT ACCOUNTING POLICIES AND APPLICATION OF CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Following is a discussion about the critical accounting estimates and assumptions impacting our consolidated financial statements. Also, see *Note 1C*.

For a description of our significant accounting policies, see *Note 1*. Of these policies, the following are considered critical to an understanding of our consolidated financial statements as they require the application of the most subjective and the most complex judgments: Acquisitions (*Note 1D*); Fair Value (*Note 1E*); Revenues (*Note 1G*); Asset Impairments (*Note 1M*); Tax Assets and Liabilities and Income Tax Contingencies (*Note 1Q*); Pension and Postretirement Benefit Plans (*Note 1R*); and Legal and Environmental Contingencies (*Note 1S).*

For a discussion of recently adopted accounting standards, see *Note 1B*.

Acquisitions

We account for acquired businesses using the acquisition method of accounting, which requires, among other things, that most assets acquired and liabilities assumed be recognized at their estimated fair value as of the acquisition date. To estimate fair value, we utilize an exit price approach from the perspective of a market participant. For further detail on acquisition accounting, see *Note 1D*. For further detail on the techniques and methodologies that we use to estimate fair value, see *Note 1E.* Historically, intangible assets have been the most significant fair values within our business combinations. We utilize an income approach to estimate the acquisition date fair value of each identifiable intangible asset. Some of the more significant estimates and assumptions inherent in this approach include the amount and timing of projected net cash flows, the discount rate, the tax rate, and, for IPR&D assets, the probability of technical and regulatory success (PTRS). All of these judgments and estimates can materially impact our results of operations. For further information on our process to estimate the fair value of intangible assets, see *Asset Impairments* below.

We estimate the fair value of acquired inventory, including finished goods and work in process, by determining the estimated selling price when completed, less an estimate of costs to be incurred to complete and sell the inventory, and an estimate of a reasonable profit allowance for those manufacturing and selling efforts. The fair value of inventory is recognized in our results of operations as the inventory is sold. Some of the more significant estimates and assumptions inherent in the estimate of the fair value of inventory include stage of completion, costs to complete, costs to dispose and selling price.

We estimate the fair value of acquired PP&E using a combination of the cost and market approaches. Some of the more significant estimates and assumptions inherent in these approaches are the values of asset replacement costs, comparable assets and estimated remaining economic lives of the assets.

For the provisional amounts recognized for the Seagen assets acquired and liabilities assumed as of the acquisition date, see *Note 2A*. The estimated values are not yet finalized and are subject to change, which could be significant. We will finalize the amounts recognized as we obtain the information necessary to complete the analyses. We expect to finalize the amounts of assets acquired and liabilities assumed as soon as possible but no later than one year from the acquisition date.

Revenues

Our gross product revenues are subject to a variety of deductions, which generally are estimated and recorded in the same period that the revenues are recognized. Such variable consideration represents chargebacks, rebates, sales allowances and sales returns. These deductions represent estimates of the related obligations and, as such, knowledge and judgment are required when estimating the impact of these revenue deductions on gross sales for a reporting period. Historically, adjustments to these estimates to reflect actual results or updated expectations, have not been material to our overall business and generally have been less than 1% of revenues. Product-specific rebates, however, can have a significant impact on year-over-year individual product revenue growth trends. If any of our ratios, factors, assessments, experiences or judgments are not indicative or accurate estimates of our future experience, our results could be materially affected. The potential of our estimates to vary (sensitivity) differs by program, product, type of customer and geographic location. However, estimates associated with U.S. Medicare, Medicaid and performance-based contract rebates are most at risk for material adjustment because of the extensive time delay between the recording of the accrual and its ultimate settlement, an interval that can generally range up to one year. Because of this lag, our recording of adjustments to reflect actual amounts can incorporate revisions of several prior quarters. Rebate accruals are product specific and, therefore for any period, are impacted by the mix of products sold as well as the forecasted channel mix for each individual product. For further information, see the *Product Revenue Deductions* section within MD&A and *Note 1G*.

Asset Impairments

We review all of our long-lived assets for impairment indicators throughout the year. We perform impairment testing for indefinite-lived intangible assets and goodwill at least annually and for all other long-lived assets whenever impairment indicators are present. When necessary, we record charges for impairments of long-lived assets for the amount by which the fair value is less than the carrying value of these assets. Our impairment review processes are described in *Note 1M.*

Examples of events or circumstances that may be indicative of impairment include:

- A significant adverse change in legal factors or in the business climate that could affect the value of the asset. For example, a successful challenge of our patent rights would likely result in generic competition earlier than expected.
- A significant adverse change in the extent or manner in which an asset is used such as a restriction imposed by the FDA or other regulatory authorities that could affect our ability to manufacture or sell a product.
- An expectation of losses or reduced profits associated with an asset. This could result, for example, from a change in a government reimbursement program that results in an inability to sustain projected product revenues and profitability. This also could result from the introduction of a competitor's product that impacts projected revenue growth, as well as the lack of acceptance of a product by patients, physicians and payors. For IPR&D projects, this could result from, among other things, a change in outlook based on clinical trial data, a delay in the projected launch date or additional expenditures to commercialize the product.

Identifiable Intangible Assets—We use an income approach, specifically the discounted cash flow method to determine the fair value of intangible assets, other than goodwill. We start with a forecast of all the expected net cash flows associated with the asset, which incorporates the consideration of a terminal value for indefinite-lived assets, and then we apply an asset-specific discount rate to arrive at a net present value amount. Some of the more significant estimates and assumptions that impact our fair value estimates include: the amount and timing of the projected net cash flows, which includes the expected impact of competitive, legal and/or regulatory forces on the projections and the impact of technological advancements and risk associated with IPR&D assets, as well as the selection of a long-term growth rate; the discount rate, which seeks to reflect the various risks inherent in the projected cash flows; and the tax rate, which seeks to incorporate the jurisdictional mix of the projected cash flows.

While all intangible assets other than goodwill can face events and circumstances that can lead to impairment, those that are most at risk of impairment include IPR&D assets (approximately $23.2 billion as of December 31, 2023) and newly acquired or recently impaired indefinite-lived brand assets. IPR&D assets are high-risk assets, given the uncertain nature of R&D. Newly acquired and recently impaired indefinite-lived assets are more vulnerable to impairment as the assets are recorded at fair value and are then subsequently measured at the lower of fair value or carrying value at the end of each reporting period. As such, immediately after acquisition or impairment, even small declines in the outlook for these assets can negatively impact our ability to recover the carrying value and can result in an impairment charge.

Goodwill—Our goodwill impairment review work as of December 31, 2023 concluded that none of our goodwill was impaired and we do not believe the risk of impairment is significant at this time, as the fair value of each of our reporting units is significantly higher than their respective net book values.

In our review, we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Qualitative factors that we consider include, for example, macroeconomic and industry conditions, overall financial performance and other relevant entity-specific events. If we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying value, we then perform a quantitative fair value test.

When we are required to determine the fair value of a reporting unit, we typically use the income approach. The income approach is a forward-looking approach to estimating fair value and relies primarily on internal forecasts. Within the income approach, we use the discounted cash flow method. We start with a forecast of all the expected net cash flows for the reporting unit, which includes the application of a terminal value, and then we apply a reporting unit-specific discount rate to arrive at a net present value amount. Some of the more significant estimates and assumptions inherent in this approach include: the amount and timing of the projected net cash flows, which includes the expected impact of technological risk and competitive, legal and/or regulatory forces on the projections, as well as the selection of a long-term growth rate; the discount rate, which seeks to reflect the various risks inherent in the projected cash flows; and the tax rate, which seeks to incorporate the geographic diversity of the projected cash flows.

For all of our reporting units, there are a number of future events and factors that may impact future results and that could potentially have an impact on the outcome of subsequent goodwill impairment testing. For a list of these factors, see the *Forward-Looking Information and Factors That May Affect Future Result*s and the *Item 1A. Risk Factors* sections.

Benefit Plans

For a description of our different benefit plans, see *Note 11*.

Our assumptions reflect our historical experiences and our judgment regarding future expectations that have been deemed reasonable by management. The judgments made in determining the costs of our benefit plans can materially impact our results of operations.

The following provides (i) at the end of each year, the expected annual rate of return on plan assets for the following year, (ii) the actual annual rate of return on plan assets achieved in each year, and (iii) the weighted-average discount rate used to measure the benefit obligations at the end of each year for our U.S. pension plans and our international pension plans[(a)]:

	2023	2022	2021
U.S. Pension Plans			
Expected annual rate of return on plan assets	8.0 %	7.5 %	6.3 %
Actual annual rate of return on plan assets	10.4	(22.4)	9.2
Discount rate used to measure the plan obligations	5.4	5.4	2.9
International Pension Plans			
Expected annual rate of return on plan assets	5.1	4.5	3.1
Actual annual rate of return on plan assets	(4.6)	(26.0)	11.4
Discount rate used to measure the plan obligations	4.4	3.8	1.6

[(a)] For detailed assumptions associated with our benefit plans, see *Note 11B*.

Expected Annual Rate of Return on Plan Assets—The assumptions for the expected annual rate of return on all of our plan assets reflect our actual historical return experience and our long-term assessment of forward-looking return expectations by asset classes, which is used to develop a weighted-average expected return based on the implementation of our targeted asset allocation in our respective plans.

The expected annual rate of return on plan assets for our U.S. plans and international plans is applied to the fair value of plan assets at each year-end and the resulting amount is reflected in our net periodic benefit costs in the following year. Differences between the actual rate of return on plan assets and the expected annual rate of return on plan assets are immediately recognized through earnings upon remeasurement.

The following illustrates the sensitivity of net periodic benefit costs to a 50 basis point decline in our assumption for the expected annual rate of return on plan assets, holding all other assumptions constant (in millions, pre-tax):

Assumption	Change	Increase in 2024 Net Periodic Benefit Costs
Expected annual rate of return on plan assets[(a)]	50 basis point decline	$84

[(a)] The estimate excludes any potential mark-to-market adjustments.

The actual return on plan assets resulted in a net gain on our plan assets of approximately $835 million during 2023.

Discount Rate Used to Measure Plan Obligations—The weighted-average discount rate used to measure the plan obligations for our U.S. defined benefit plans is determined at least annually and evaluated and modified, as required, to reflect the prevailing market rate of a portfolio of high-quality fixed income investments, rated AA/Aa or better, that reflect the rates at which the pension benefits could be effectively settled. The discount rate used to measure the plan obligations for our significant international plans is determined at least annually by reference to investment grade corporate bonds, rated AA/Aa or better, including, when there is sufficient data, a yield-curve approach. These discount rate determinations are made in consideration of local requirements. The measurement of plan obligations at the end of the year will affect (i) the actuarial (gains)/losses recognized in our net periodic benefit cost for that year and (ii) the amount of service cost and interest cost reflected in our net periodic benefit costs in the following year.

The following illustrates the sensitivity of net periodic benefit costs and benefit obligations to a 10 basis point decline in our assumption for the discount rate, holding all other assumptions constant (in millions, pre-tax):

Assumption	Change	Decrease in 2024 Net Periodic Benefit Costs	Increase to 2023 Benefit Obligations
Discount rate	10 basis point decline	$5	$210

The change in the discount rates used in measuring our plan obligations as of December 31, 2023 resulted in a decrease in the measurement of our aggregate plan obligations by approximately $616 million.

Income Tax Assets and Liabilities

Income tax assets and liabilities include income tax valuation allowances and accruals for uncertain tax positions. See *Notes 1Q* and *5,* as well as the *Analysis of Financial Condition, Liquidity, Capital Resources and Market Risk* section within MD&A.

Contingencies

We and certain of our subsidiaries are subject to numerous contingencies arising in the ordinary course of business, including tax and legal contingencies, guarantees and indemnifications. See *Notes 1Q*, *1S*, *5D* and *16*.

ANALYSIS OF THE CONSOLIDATED STATEMENTS OF INCOME

Total Revenues by Geography

The following presents worldwide *Total revenues* by geography:

| | Year Ended December 31, | | | | | | | | | % Change | | | | | |
| | Worldwide | | | U.S. | | | International | | | Worldwide | | U.S. | | International | |
(MILLIONS)	2023	2022	2021	2023	2022	2021	2023	2022	2021	23/22	22/21	23/22	22/21	23/22	22/21
Operating segments:															
Biopharma	$ 57,186	$98,988	$79,557	$26,698	$42,083	$29,221	$30,488	$56,905	$50,336	(42)	24	(37)	44	(46)	13
Business Innovation	1,310	1,342	1,731	390	390	524	920	952	1,206	(2)	(22)	—	(26)	(3)	(21)
Total revenues	$ 58,496	$100,330	$81,288	$27,088	$42,473	$29,746	$31,408	$57,857	$51,542	(42)	23	(36)	43	(46)	12

2023 v. 2022

The following provides an analysis of the worldwide change in *Total revenues* by geographic areas from 2022 to 2023:

(MILLIONS)	Worldwide	U.S.	International
Operational growth/(decline):			
Worldwide declines from Comirnaty	$ (26,423)	$ (6,370)	$ (20,053)
Worldwide declines from Paxlovid	(17,506)	(11,803)	(5,703)
Worldwide growth from the Vyndaqel family, Eliquis, the Prevnar family and Inlyta, partially offset by worldwide declines from Ibrance, Xeljanz and Xtandi	1,016	1,018	(2)
Increase in revenues from Nurtec ODT/Vydura and Oxbryta, which were acquired in the fourth quarter of 2022	972	949	23
Revenues from Abrysvo, primarily driven by launch of the older adult indication in the U.S. in July 2023	890	888	2
Revenues from legacy Seagen products subsequent to the acquisition on December 14, 2023	120	120	—
Other operational factors, net	120	(185)	305
Operational growth/(decline), net	(40,812)	(15,385)	(25,428)
Unfavorable impact of foreign exchange	(1,022)	—	(1,022)
Total revenues increase/(decrease)	$ (41,834)	$ (15,385)	$ (26,449)

Emerging markets revenues decreased $8.1 billion, or 40%, in 2023 to $12.0 billion from $20.1 billion in 2022, reflecting an operational decrease of $7.4 billion, or 37%, and an unfavorable impact from foreign exchange of 3%. The operational decrease in emerging markets revenues was primarily driven by declines from Comirnaty and Paxlovid, partially offset by growth from Lorbrena, Zavicefta and Eliquis.

See the *Total Revenues—Selected Product Discussion* section within MD&A for additional analysis.

Product Revenue Deductions—Our gross product revenues are subject to a variety of deductions, which generally are estimated and recorded in the same period that the revenues are recognized. These deductions represent estimates of the related obligations and, as such, knowledge and judgment are required when estimating the impact of these product revenue deductions on gross sales for a reporting period. Historically, adjustments to these estimates to reflect actual results or updated expectations, have not been material to our overall business and generally have been less than 1% of revenues. Product-specific rebates, however, can have a significant impact on year-over-year individual product revenue growth trends.

The following presents information about product revenue deductions:

(MILLIONS)		Year Ended December 31,				
		2023		2022		2021
Medicare rebates	$	997	$	838	$	726
Medicaid and related state program rebates		1,655		973		1,214
Performance-based contract rebates		5,159		3,575		3,253
Chargebacks		9,828		7,560		6,122
Sales allowances		6,790		5,460		4,809
Sales returns and cash discounts[(a)]		5,619		1,290		1,054
Total	$	30,048	$	19,697	$	17,178

[(a)] The increase in sales returns and cash discounts in 2023 was primarily due to the revenue reversal of $3.5 billion in the fourth quarter of 2023, related to the expected return of an estimated 6.5 million treatment courses of EUA-labeled U.S. government Paxlovid inventory (see *Note 17C*).

Product revenue deductions are primarily a function of product sales volume, mix of products sold, contractual or legislative discounts and rebates.

For information on our accruals for product revenue deductions, including the balance sheet classification of these accruals, see *Note 1G*.

Total Revenues—Selected Product Discussion

Biopharma

(MILLIONS) Product	Global Revenues	Region	Revenue Year Ended Dec. 31, 2023	Revenue Year Ended Dec. 31, 2022	% Change Total	% Change Oper.	Operational Results Commentary
Comirnaty[a]	$11,220 Down 70% (operationally)	U.S.	$ 2,404	$ 8,775	(73)		Declines largely driven by lower contracted deliveries and demand in international markets and lower U.S. government contracted deliveries, due to transition to new variant vaccines in most markets and the transition to traditional U.S. commercial market sales which began in September 2023.
		Int'l.	8,816	29,032	(70)	(69)	
		Worldwide	$ 11,220	$ 37,806	(70)	(70)	
Eliquis	$6,747 Up 5% (operationally)	U.S.	$ 4,228	$ 3,822	11		Growth driven primarily by continued oral anti-coagulant adoption and market share gains in the non-valvular atrial fibrillation indication in the U.S. and certain markets in Europe, partially offset by declines due to LOE and generic competition in certain international markets.
		Int'l.	2,519	2,658	(5)	(3)	
		Worldwide	$ 6,747	$ 6,480	4	5	
Prevnar family	$6,440 Up 3% (operationally)	U.S.	$ 4,204	$ 4,032	4		Growth primarily driven by the adult indications in the U.S. due to strong patient demand for Prevnar 20 for the eligible adult population, partially offset by the Prevnar pediatric indication in the U.S. driven by lower market share due to competitor entry.
		Int'l.	2,236	2,305	(3)	—	
		Worldwide	$ 6,440	$ 6,337	2	3	
Ibrance	$4,753 Down 6% (operationally)	U.S.	$ 3,151	$ 3,370	(6)		Declines primarily driven by lower demand globally due to competitive pressure, lower clinical trial purchases internationally, and planned price decreases in certain international developed markets.
		Int'l.	1,602	1,751	(8)	(6)	
		Worldwide	$ 4,753	$ 5,120	(7)	(6)	
Vyndaqel family	$3,321 Up 36% (operationally)	U.S.	$ 1,863	$ 1,245	50		Growth largely driven by continued strong uptake of the ATTR-CM indication, primarily in the U.S. and developed Europe, partially offset by a planned price decrease that went into effect in Japan in the second quarter of 2022.
		Int'l.	1,458	1,202	21	22	
		Worldwide	$ 3,321	$ 2,447	36	36	
Xeljanz	$1,703 Down 4% (operationally)	U.S.	$ 1,154	$ 1,129	2		Decline driven primarily by decreased prescription volumes globally resulting from ongoing shifts in prescribing patterns related to label changes, partially offset by higher net price in the U.S. due to favorable changes in channel mix.
		Int'l.	549	668	(18)	(15)	
		Worldwide	$ 1,703	$ 1,796	(5)	(4)	
Paxlovid	$1,279 Down 92% (operationally)						Declines primarily driven by: • a non-cash revenue reversal of $3.5 billion recorded in the fourth quarter of 2023, of which a portion was associated with sales recorded in 2022, related to the expected return of an estimated 6.5 million treatment courses of EUA-labeled U.S. government inventory (see *Note 17C*); and • lower contractual deliveries in most international markets, partially offset by: • strong demand in China under the temporary National Reimbursement Drug List (which ended on April 1, 2023) due to surge in COVID-19 infection during the first quarter of 2023; and • fourth quarter sales under traditional commercial markets following transition, primarily in the U.S.
		U.S.	$ (1,289)	$ 10,514	*		
		Int'l.	2,568	8,419	(69)	(68)	
		Worldwide	$ 1,279	$ 18,933	(93)	(92)	
Xtandi	$1,191 Down 1% (operationally)	U.S.	$ 1,191	$ 1,198	(1)		Decline driven by lower net price mainly due to unfavorable changes in channel mix, partially offset by higher demand.
		Int'l.	—	—	—	—	
		Worldwide	$ 1,191	$ 1,198	(1)	(1)	
Inlyta	$1,036 Up 5% (operationally)	U.S.	$ 642	$ 618	4		Growth primarily reflects continued growth in emerging markets and the U.S. driven by the adoption of combinations of certain immune checkpoint inhibitors and Inlyta for the first-line treatment of patients with advanced RCC, partially offset by lower volumes and lower net price in certain European markets.
		Int'l.	394	385	3	7	
		Worldwide	$ 1,036	$ 1,003	3	5	
Nurtec ODT/ Vydura	$928 *	U.S.	$ 908	$ 211	*		Growth primarily driven by timing of the acquisition of Biohaven (fourth quarter of 2022) as well as strong patient demand in the U.S. See *Note 2A*.
		Int'l.	20	2	*	*	
		Worldwide	$ 928	$ 213	*	*	

Business Innovation

(MILLIONS)			Revenue		% Change		
			Year Ended Dec. 31,				
Operating Segment	**Global Revenues**	**Region**	**2023**	**2022**	**Total**	**Oper.**	**Operational Results Commentary**
Business Innovation	**$1,310** **Down 2%** **(operationally)**	U.S.	**$ 390**	$ 390	—		Decline primarily driven by a reduction in Comirnaty supply to BioNTech and lower revenues from our active pharmaceutical ingredient sales operation, partially offset by higher manufacturing activities performed on behalf of customers as well as an increase in R&D services to select innovative biotech companies under our Pfizer Ignite operations.
		Int'l.	**920**	952	(3)	(3)	
		Worldwide	**$ 1,310**	$ 1,342	(2)	(2)	

(a) Comirnaty includes direct sales and Alliance revenues related to sales of the Pfizer-BioNTech COVID-19 vaccine, which are recorded within our Primary Care customer group. It does not include revenues for certain Comirnaty-related manufacturing activities performed on behalf of BioNTech, which are included in PC1, which is part of the Business Innovation operating segment. See *Note 17C*.

* Indicates calculation not meaningful.

See the *Item 1. Business—Patents and Other Intellectual Property Rights* section for information regarding the expiration of various patent rights, *Note 16* for a discussion of recent developments concerning patent and product litigation relating to certain of the products discussed above and *Note 17C* for the primary indications or class of the selected products discussed above.

Costs and Expenses

Costs and expenses follow:

	Year Ended December 31,			% Change	
(MILLIONS)	**2023**	2022	2021	**23/22**	22/21
Cost of sales	**$ 24,954**	$ 34,344	$ 30,821	**(27)**	11
Percentage of *Total revenues*	**42.7 %**	34.2 %	37.9 %		
Selling, informational and administrative expenses	**14,771**	13,677	12,703	**8**	8
Research and development expenses	**10,679**	11,428	10,360	**(7)**	10
Acquired in-process research and development expenses	**194**	953	3,469	**(80)**	(73)
Amortization of intangible assets	**4,733**	3,609	3,700	**31**	(2)
Restructuring charges and certain acquisition-related costs	**2,943**	1,375	802	*	71
Other (income)/deductions—net[(a)]	**(835)**	217	(4,878)	*	*

* Indicates calculation not meaningful.

(a) Beginning in 2024, we will include royalty income in *Total revenues* and will restate prior periods for consistency with our 2024 presentation.

2023 v. 2022

Cost of Sales

Cost of sales decreased $9.4 billion, primarily due to:

- a reduction of $14.2 billion due to lower sales of Comirnaty; and
- a reduction of $1.5 billion due to lower sales of Paxlovid,

partially offset by:

- non-cash charges of $6.2 billion for inventory write-offs and related charges ($5.0 billion for Paxlovid and $1.2 billion for Comirnaty).

The increase in *Cost of sales* as a percentage of *Total revenues* was mainly driven by the non-cash charge of $6.2 billion discussed above, and unfavorable changes in sales mix, primarily due to lower sales of Paxlovid and Comirnaty, which includes the unfavorable impact of the $3.5 billion non-cash Paxlovid revenue reversal.

Selling, Informational and Administrative Expenses

Selling, informational and administrative expenses increased $1.1 billion, mostly due to:

- an increase of $1.1 billion in marketing and promotional expenses for recently acquired and launched products;
- an increase of $280 million for the expected Paxlovid commercial launch;
- an increase of $210 million in our liability to be paid to participants of our supplemental savings plan; and
- an increase of $170 million in marketing and promotional expenses for rare disease products,

partially offset by:

- a decrease of $690 million due to a lower provision for U.S. healthcare reform fees related to Comirnaty and Paxlovid.

Research and Development Expenses

Research and development expenses decreased $749 million, primarily due to:

- lower spending of $870 million mainly for lower compensation-related expenses, and ongoing vaccine and hospital programs, as well as
- a decrease of $260 million in the value of the portfolio performance share grants reflecting the decrease in the price of Pfizer's common stock,

partially offset by:

- increased investments of $345 million, mainly to develop certain acquired assets, as well as activities to support upcoming product launches.

Acquired In-Process Research and Development Expenses

Acquired in-process research and development expenses decreased $758 million primarily reflecting the non-recurrence of:

- an upfront payment of $426 million related to the closing of the acquisition of ReViral Ltd. in 2022;

- an upfront payment to Biohaven and a premium paid on our equity investment in Biohaven totaling $263 million in 2022; and

- a $76 million premium paid on our equity investment in BioNTech to develop a potential mRNA vaccine against shingles, both recorded in 2022.

See *Notes 2A* and *2E.*

Amortization of Intangible Assets

Amortization of intangible assets increased $1.1 billion, primarily as a result of 2023 reflecting a full year of amortization of intangible assets from our acquisitions of Biohaven and GBT, higher amortization of intangible assets related to Prevnar, as well as reclassifications of IPR&D to developed technology rights, partially offset by fully amortized assets. See *Notes 2A* and *10A.*

Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives

Transforming to a More Focused Company Program—In connection with restructuring our corporate enabling functions, we achieved gross cost savings of $1.0 billion, or net cost savings, excluding merit and inflation growth and certain real estate cost increases, of $700 million, in the two year period from 2021 through 2022. In connection with transforming our commercial go-to market strategy, we expect net cost savings of $1.4 billion, to be achieved primarily from 2022 through 2024. In connection with manufacturing network optimization, we achieved net cost savings of $550 million. In connection with optimizing our end-to-end R&D operations, we expect net cost savings of $2.3 billion to be achieved primarily from 2023 through 2025.

Realigning our Cost Base Program—This program is expected to deliver net cost savings of at least $4 billion, to be achieved primarily from 2023 through 2024.

Certain qualifying costs for these programs were recorded in 2023, 2022 and 2021, and are reflected as Certain Significant Items and excluded from our non-GAAP measure of Adjusted Income. See the *Non-GAAP Financial Measure: Adjusted Income* section within MD&A.

In connection with our acquisition of Seagen, we are focusing our efforts on achieving an appropriate cost structure for the combined company. We expect to generate approximately $1 billion of annual cost synergies, to be achieved by 2026.

For a description of our programs, as well as the anticipated and actual costs, see *Note 3A,* The program savings discussed above may be rounded and represent approximations. In addition to these programs, we continuously monitor our operations for cost reduction and/or productivity opportunities, especially in light of the losses of exclusivity and the expiration of collaborative arrangements for various products.

Other (Income)/Deductions—Net

The favorable period-over-period change of $1.1 billion was primarily driven by net gains on equity securities in 2023 versus net losses recognized on equity securities in 2022 and lower net interest expense, partially offset by higher intangible asset impairment charges. See *Note 4.*

Upjohn Separation Costs

Since inception through December 31, 2023, we have incurred substantially all costs of approximately $700 million in connection with separating Upjohn, including costs and expenses related to separation of legal entities and transaction costs.

Provision/(Benefit) for Taxes on Income

(MILLIONS)	Year Ended December 31,			% Change	
	2023	2022	2021	**23/22**	22/21
Provision/(benefit) for taxes on income	$ (1,115)	$ 3,328	$ 1,852	*	80
Effective tax rate on continuing operations	(105.4)%	9.6 %	7.6 %		

*   Indicates calculation not meaningful.

For information about our effective tax rate and the events and circumstances contributing to the changes between periods, as well as details about discrete elements that impacted our tax provisions, see *Note 5*.

Changes in Tax Laws—Many countries outside the U.S. have enacted legislation for global minimum taxation resulting from the Organization for Economic Co-operation and Development's (OECD) Base Erosion and Profit Shifting "Pillar 2" project. The EU has approved a directive requiring member states to incorporate the OECD provisions into their respective domestic laws, and other countries outside the EU are also enacting the provisions into their domestic law. The provisions are generally effective for Pfizer in 2024, though significant details and guidance around the provisions are still pending. Income tax expense could be adversely affected as the legislation becomes effective in countries in which we do business, and such impact could be material to our results of operations. We continue to monitor pending OECD guidance and legislation enactment and implementation by individual countries.

Discontinued Operations

For information about our discontinued operations, see *Note 2B*.

PRODUCT DEVELOPMENTS

A comprehensive update of Pfizer's development pipeline was published as of January 30, 2024 and is available at www.pfizer.com/science/drug-product-pipeline. It includes an overview of our research and a list of compounds in development with targeted indication and phase of development, as well as mechanism of action for some candidates in Phase 1 and all candidates from Phase 2 through registration.

This section provides information as of the date of this filing about significant marketing application-related regulatory actions by, and filings pending with, the FDA and regulatory authorities in the EU and Japan.

The tables below include filing and approval milestones for products that have occurred in the last twelve months and generally do not include approvals that may have occurred prior to that time. The tables include filings with regulatory decisions pending (even if the filing occurred outside of the last twelve-month period).

COVID-19 Vaccine Products

Beginning with the original monovalent Pfizer-BioNTech COVID-19 Vaccine, initially authorized for emergency use, to Comirnaty (COVID-19 Vaccine, mRNA, 2023-2024 Formula), approved by the FDA for individuals 12 years and older and the Pfizer-BioNTech COVID-19 Vaccine (2023-2024 Formula) authorized by the FDA for emergency use for individuals 6 months through 11 years of age, efforts to stay current with circulating COVID-19 strains have resulted in the rapid development of targeted, adapted vaccines for licensure in the U.S., Europe, Japan and other markets. The adapted vaccines have included two bivalent formulations (Original and Omicron BA.1, not authorized in the U.S., and Original and Omicron BA.4/BA.5). As updated COVID-19 vaccines are formulated to more closely target currently circulating vaccines, prior vaccine formulations are generally no longer utilized in a majority of the markets.

The 2023-2024 Formula includes a monovalent (single) component that corresponds to the Omicron sub-variant XBB.1.5 of severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2). The table below summarizes the approval of the 2023-2024 Formula in the markets indicated:

PRODUCT	INDICATION	REGULATORY STATUS		
		U.S.[a]	EU	JAPAN
Comirnaty (COVID-19 Vaccine, mRNA, 2023-2024 Formula)	Active immunization to prevent COVID-19 caused by SARS-CoV-2 for individuals 6 months through 4 years of age	**Authorized** September 2023	**Approved** August 2023	**Approved** September 2023
	Active immunization to prevent COVID-19 caused by SARS-CoV-2 for individuals 5 through 11 years of age	**Authorized** September 2023	**Approved** August 2023	**Approved** September 2023
	Active immunization to prevent COVID-19 caused by SARS-CoV-2 in individuals 12 years of age and older	**Approved** September 2023	**Approved** August 2023	**Approved** September 2023

[a] In September 2023, Pfizer and BioNTech announced the FDA approved a regulatory application for their Omicron XBB.1.5-adapted monovalent COVID-19 vaccine for individuals 12 years of age and older (Comirnaty (COVID-19 Vaccine, mRNA, 2023-2024 Formula)). The FDA also granted EUA for the Omicron XBB.1.5-adapted monovalent COVID-19 vaccine for individuals 6 months through 11 years of age (Pfizer-BioNTech COVID-19 Vaccine (2023-2024 Formula)).

Other Products

PRODUCT	INDICATION OR PROPOSED INDICATION	APPROVED/FILED*		
		U.S.	EU	JAPAN
Ngenla (somatrogon)[a]	Pediatric growth hormone deficiency	Approved June 2023	Approved February 2022	Approved January 2022
Prevnar 20/Apexxnar (Vaccine)	Active immunization to prevent pneumonia, invasive disease and otitis media caused by Streptococcus pneumoniae (adults)	Approved June 2021	Approved February 2022	Filed September 2023
	Active immunization to prevent pneumonia, invasive disease and otitis media caused by Streptococcus pneumoniae (pediatric)	Approved April 2023	Filed November 2022	Filed March 2023
TicoVac (Vaccine)	Active immunization to prevent tick-borne encephalitis disease	Approved August 2021		Filed March 2023
Paxlovid[b] (nirmatrelvir and ritonavir)	COVID-19 in high-risk adults	Approved May 2023	Approved February 2023	Approved July 2023
Nurtec ODT/Vydura (rimegepant)	Acute treatment of migraine with or without aura (adults)	Approved February 2020	Approved April 2022	
	Prevention of episodic migraine (adults)	Approved May 2021	Approved April 2022	
Litfulo/Ritfulo (ritlecitinib)	Alopecia areata	Approved June 2023	Approved September 2023	Approved June 2023
Zavzpret (zavegepant) (intranasal)	Acute treatment of migraine with or without aura (adults)	Approved March 2023		
Penbraya (PF-06886992) (Vaccine)	Active immunization to prevent serogroups ABCWY meningococcal infections (adolescent and young adults)	Approved October 2023	Filed June 2023	
Abrysvo (Vaccine)	Active immunization to prevent RSV infection (maternal)	Approved August 2023	Approved August 2023	Approved January 2024
	Active immunization to prevent RSV infection (older adults)	Approved May 2023	Approved August 2023	Filed May 2023
Velsipity (etrasimod)	Ulcerative colitis (moderately to severely active)	Approved October 2023	Approved February 2024	
Braftovi (encorafenib) and Mektovi (binimetinib)	BRAF^{V600E}-mutant metastatic non-small cell lung cancer	Approved October 2023	Filed October 2023[c]	
Elrexfio (elranatamab)	Multiple myeloma triple-class relapsed/refractory	Approved August 2023	Approved December 2023	Filed June 2023
Talzenna (talazoparib)	Combination with Xtandi (enzalutamide) for adult patients with homologous recombination repair (HRR) gene-mutated mCRPC[d]	Approved June 2023	Approved January 2024	Approved January 2024
	Treatment of BRCA gene-mutated, HER2-negative, inoperable or recurrent breast cancer who have been treated with cancer chemotherapy	Approved October 2018	Approved June 2019	Approved January 2024
fidanacogene elaparvovec (PF-06838435)[e]	Hemophilia B (adults)	Filed June 2023	Filed May 2023	
Xtandi (enzalutamide)[f]	nmCSPC with biochemical recurrence at high risk for metastasis (high-risk BCR)	Approved November 2023	Filed September 2023	
marstacimab (PF-06741086)	Hemophilia A and B	Filed December 2023	Filed October 2023	
aztreonam-avibactam[g] (PF-06947387)	Treatment of infections caused by Gram-negative bacteria with limited or no treatment options		Filed September 2023	
Padcev (enfortumab vedotin-ejfv)[h]	In combination with Keytruda[i] (pembrolizumab) for locally advanced or metastatic urothelial cancer (adults)	Approved December 2023	Filed January 2024	Filed January 2024
Tivdak (tisotumab vedotin-tftv)[j]	Recurrent or metastatic cervical cancer with disease progression on or after first-line therapy	Filed[k] January 2024	Filed February 2024	
Tukysa (tucatinib)	In combination with trastuzumab for HER2-positive metastatic colorectal cancer that has progressed following treatment with fluoropyrimidine-, oxaliplatin-, and irinotecan-based chemotherapy	Approved January 2023		

* For the U.S., the filing date is the date on which the FDA accepted our submission. For the EU, the filing date is the date on which the EMA validated our submission.

(a) Being developed in collaboration with OPKO.

(b) Previously authorized under EUA in the U.S. (December 2021) and approved by the FDA in high-risk adults (May 2023). Remains under EUA for children (12-18 years of age; >88lbs) in the U.S.

(c) Pierre Fabre is the Marketing Authorization Holder for Braftovi (encorafenib) and Mektovi (binimetinib) in the EU.

(d) Listed indication applies to U.S. only. EU indication (all comers): mCRPC in whom chemotherapy is not clinically indicated; Japan indication: BRCA gene-mutated mCRPC.

(e) Being developed in collaboration with Spark Therapeutics, Inc.

(f) Being developed in collaboration with Astellas.

(g) Being developed in collaboration with AbbVie. AbbVie has the exclusive commercialization rights to this investigative therapy in the U.S. and Canada; Pfizer leads the joint development program and has commercialization rights in all other countries.

(h) Being developed in collaboration with Astellas.

(i) Keytruda is a registered trademark of Merck Sharp & Dohme Corp.

(j) Being developed in collaboration with Genmab.

(k) January 2024 filing date refers to application for conversion from accelerated to full approval.

The following provides information about additional indications and new drug candidates in late-stage development:

	PRODUCT/CANDIDATE	PROPOSED DISEASE AREA
LATE-STAGE CLINICAL PROGRAMS FOR ADDITIONAL USES AND DOSAGE FORMS FOR IN-LINE AND IN-REGISTRATION PRODUCTS	Ibrance (palbociclib)[a]	ER+/HER2+ metastatic breast cancer
	Talzenna (talazoparib)	Combination with Xtandi (enzalutamide) for DNA Damage Repair-deficient mCSPC
	Ngenla (somatrogon)[b]	Adult growth hormone deficiency
	Braftovi (encorafenib) and Erbitux® (cetuximab)[c]	First-line BRAF^{V600E}-mutant mCRC
	Paxlovid (nirmatrelvir; ritonavir)	COVID-19 in high-risk children (6-11 years of age; >88lbs)
	Litfulo (ritlecitinib)	Vitiligo
	Elrexfio (elranatamab)	Multiple myeloma double-class exposed
		Newly diagnosed multiple myeloma post-transplant maintenance
		Newly diagnosed multiple myeloma transplant-ineligible
	Oxbryta (voxelotor)	Sickle cell disease (pediatric)
	Eliquis (apixaban)[d]	Venous thromboembolism (pediatric)
	Abrysvo (vaccine)	Active immunization to prevent RSV infection in adults (18-59)
	Padcev (enfortumab vedotin)[e]	Cisplatin-ineligible/decline muscle-invasive bladder cancer
		Cisplatin-eligible muscle-invasive bladder cancer
	Tukysa (tucatinib)	HER2+ adjuvant breast cancer
		2nd line/3rd line HER2+ metastatic breast cancer
		1st line HER2+ metastatic colorectal cancer
NEW DRUG CANDIDATES IN LATE-STAGE DEVELOPMENT	giroctocogene fitelparvovec (PF-07055480)[f]	Hemophilia A
	PF-06425090 (Vaccine)	Immunization to prevent primary clostridioides difficile infection
	sasanlimab (PF-06801591)	Combination with Bacillus Calmette-Guerin for non-muscle-invasive bladder cancer
	fordadistrogene movaparvovec (PF-06939926)	Duchenne muscular dystrophy (ambulatory)
	VLA15 (PF-07307405) vaccine[g]	Immunization to prevent Lyme disease
	PF-07252220 (quadrivalent mRNA-based vaccine)	Immunization to prevent influenza
	Vepdegestrant (PF-07850327)[h]	Breast cancer metastatic - 2nd line ER+/HER2-
	inclacumab (PF-07940370)	Sickle cell disease
	Ibrance + vepdegestrant[h]	ER+/HER2- metastatic breast cancer
	Dazukibart (PF-06823859)	Dermatomyositis, polymyositis
	Disitamab vedotin[i]	1st line HER2 (≥IHC1+) metastatic urothelial cancer
	PF-07926307 (COVID/flu combo vaccine)[j]	Immunization to prevent COVID infection and influenza
	sisunatovir (PF-07923568)	Respiratory syncytial virus infection (adults)

Note: Braftovi/Mektovi/Keytruda previously listed as a late-stage clinical candidate is no longer considered registrational and has been removed.
Note: Zavzpret oral for the prevention of chronic migraine previously listed as a late-stage clinical candidate has been removed.

(a) Being developed in collaboration with The Alliance Foundation Trials, LLC.

(b) Being developed in collaboration with OPKO.

(c) Erbitux is a registered trademark of ImClone LLC. In the EU, we are developing in collaboration with the Pierre Fabre Group. In Japan, we are developing in collaboration with Ono.

(d) Being developed in collaboration with BMS.

(e) Being developed in collaboration with Astellas.

(f) Being developed in collaboration with Sangamo Therapeutics, Inc.

(g) Being developed in collaboration with Valneva.

(h) Vepdegestrant is being developed in collaboration with Arvinas.

(i) Being developed in collaboration with RemeGen Co., Ltd.

(j) Being developed in collaboration with BioNTech.

For additional information about our R&D organization, see *Note 17* and the *Item 1. Business—Research and Development* section. For additional information regarding certain collaboration arrangements, see *Item 1. Business—Collaboration and Co-Promotion Agreements.*

NON-GAAP FINANCIAL MEASURE: ADJUSTED INCOME

Adjusted income is an alternative measure of performance used by management to evaluate our overall performance as a supplement to our GAAP Reported performance measures. As such, we believe that investors' understanding of our performance is enhanced by disclosing this measure. We use Adjusted income, certain components of Adjusted income and Adjusted diluted EPS to present the results of our major operations—the discovery, development, manufacture, marketing, sale and distribution of biopharmaceutical products worldwide—prior to considering certain income statement elements as follows:

Measure	Definition	Relevance of Metrics to Our Business Performance

Adjusted income	*Net income attributable to Pfizer Inc. common shareholders*[a] before the impact of amortization of intangible assets, certain acquisition-related items, discontinued operations and certain significant items	• Provides investors useful information to:
		  ◦ evaluate the normal recurring operational activities, and their components, on a comparable year-over-year basis
		  ◦ assist in modeling expected future performance on a normalized basis
		• Provides investors insight into the way we manage our budgeting and forecasting, how we evaluate and manage our recurring operations and how we reward and compensate our senior management[b]

Adjusted cost of sales, Adjusted selling, informational and administrative expenses, Adjusted research and development expenses and Adjusted other (income)/ deductions—net	*Cost of sales, Selling, informational and administrative expenses, Research and development expenses* and *Other (income)/ deductions—net* [a], each before the impact of amortization of intangible assets, certain acquisition-related items, discontinued operations and certain significant items, which are components of the Adjusted income measure	
Adjusted diluted EPS	*EPS attributable to Pfizer Inc. common shareholders—diluted* [a] before the impact of amortization of intangible assets, certain acquisition-related items, discontinued operations and certain significant items	

[a] Most directly comparable GAAP measure.

[b] The short-term incentive plans for substantially all non-sales-force employees worldwide are funded from a pool based on our performance, measured in significant part versus three budgeted metrics, one of which is Adjusted diluted EPS (as defined for annual incentive compensation purposes), which is derived from Adjusted income and accounts for 40% of the bonus pool funding tied to financial performance. Additionally, the payout for performance share awards is determined in part by Adjusted net income, which is derived from Adjusted income. Beginning in the first quarter of 2022, we no longer exclude any expenses for acquired IPR&D from our non-GAAP Adjusted results but we continue to exclude certain of these expenses for our financial results for annual incentive compensation purposes. The bonus pool funding, which is largely based on financial performance, is adjusted by our R&D pipeline performance, as measured by four metrics, and performance against certain of our ESG metrics, and may be further modified by our Compensation Committee's assessment of other factors.

Adjusted income and its components and Adjusted diluted EPS are non-GAAP financial measures that have no standardized meaning prescribed by GAAP and, therefore, are limited in their usefulness to investors. Because of their non-standardized definitions, they may not be comparable to the calculation of similar measures of other companies and are presented to permit investors to more fully understand how management assesses performance. A limitation of these measures is that they provide a view of our operations without including all events during a period, and do not provide a comparable view of our performance to peers. These measures are not, and should not be viewed as, substitutes for their most directly comparable GAAP measures of *Net income attributable to Pfizer Inc. common shareholders*, components of *Net income attributable to Pfizer Inc. common shareholders* and *EPS attributable to Pfizer Inc. common shareholders—diluted*, respectively.

We also recognize that, as internal measures of performance, these measures have limitations, and we do not restrict our performance-management process solely to these measures. We also use other tools designed to achieve the highest levels of performance. For example, our R&D organization has productivity targets, upon which its effectiveness is measured. In addition, total shareholder return, both on an absolute basis and relative to a publicly traded pharmaceutical index, plays a significant role in determining payouts under certain of our incentive compensation plans.

Adjusted Income and Adjusted Diluted EPS

Amortization of Intangible Assets—Adjusted income excludes all amortization of intangible assets.

Acquisition-Related Items—Adjusted income excludes certain acquisition-related items, which are composed of transaction, integration, restructuring charges and additional depreciation costs for business combinations because these costs are unique to each transaction and represent costs that were incurred to restructure and integrate businesses as a result of an acquisition. We have made no adjustments for resulting synergies.

The significant costs incurred in connection with a business combination result primarily from the need to eliminate duplicate assets, activities or employees—a natural result of acquiring a fully integrated set of activities. For this reason, we believe that such costs incurred can be viewed differently in the context of an acquisition from those costs incurred in other, more normal, business contexts. The integration and restructuring costs for a business combination may occur over several years, with the more significant impacts typically ending within three years of the relevant transaction. Because of the need for certain external approvals for some actions, the span of time needed to achieve certain restructuring and integration activities can be lengthy.

Acquisition-related items may include purchase accounting impacts such as the incremental charge to cost of sales from the sale of acquired inventory that was written up to fair value, depreciation related to the increase/decrease in fair value of acquired fixed assets, amortization related to the increase in fair value of acquired debt, and the fair value changes for contingent consideration.

Discontinued Operations—Adjusted income excludes the results of discontinued operations, as well as any related gains or losses on the disposal of such operations. We believe that this presentation is meaningful to investors because, while we review our product portfolio for strategic fit with our operations, we do not build or run our business with the intent to discontinue parts of our business. Restatements due to discontinued operations do not impact compensation or change the Adjusted income measure for the compensation in respect of the restated periods, but are presented for consistency across all periods.

Certain Significant Items—Adjusted income excludes certain significant items representing substantive and/or unusual items that are evaluated individually on a quantitative and qualitative basis. Certain significant items may be highly variable and difficult to predict. Furthermore, in some cases it is reasonably possible that they could reoccur in future periods. For example, although major non-acquisition-related cost-reduction programs are specific to an event or goal with a defined term, we may have subsequent programs based on reorganizations of the business, cost productivity or in response to LOE or economic conditions. Legal charges to resolve litigation are also related to specific cases, which are facts and circumstances specific and, in some cases, may also be the result of litigation matters at acquired companies that were inestimable, not probable or unresolved at the date of acquisition, or legal matters related to divested products or businesses. Gains and losses on equity securities and pension and postretirement actuarial remeasurement gains and losses have a very high degree of inherent market volatility, which we do not control and cannot predict with any level of certainty, and we do not believe including these gains and losses assists investors in understanding our business or is reflective of our core operations and business. Unusual items represent items that are not part of our ongoing business; items that, either as a result of their nature or size, we would not expect to occur as part of our normal business on a regular basis; items that would be non-recurring; or items that relate to products we no longer sell. See the *Reconciliations of GAAP Reported to Non-GAAP Adjusted Information—Certain Line Items* below for a non-inclusive list of certain significant items.

Reconciliations of GAAP Reported to Non-GAAP Adjusted Information—Certain Line Items

		Year Ended December 31, 2023			
Data presented will not (in all cases) aggregate to totals.					Earnings per common share attributable to Pfizer Inc. common shareholders— diluted
MILLIONS, EXCEPT PER SHARE DATA	Cost of sales[(a)]	Selling, informational and administrative expenses[(a)]	Other (income)/ deductions—net[(a)]	Net income attributable to Pfizer Inc. common shareholders[(a), (b), (c)]	
GAAP Reported	$ 24,954	$ 14,771	$ (835)	$ 2,119	$ 0.37
Amortization of intangible assets	—	—	—	4,733	
Acquisition-related items	(629)	(11)	(28)	1,874	
Discontinued operations[(d)]	—	—	—	(11)	
Certain significant items:					
Restructuring charges/(credits) and implementation costs and additional depreciation—asset restructuring[(e)]	(98)	(290)	—	2,227	
Certain asset impairments[(f)]	—	—	(3,024)	3,024	
(Gains)/losses on equity securities[(f)]	—	—	1,588	(1,588)	
Actuarial valuation and other pension and postretirement plan (gains)/losses	—	—	265	(265)	
Other	(238) [(g)]	(24)	(246) [(h)]	518	
Income tax provision—Non-GAAP items				(2,131)	
Non-GAAP Adjusted	$ 23,988	$ 14,446	$ (2,281)	$ 10,501	$ 1.84

		Year Ended December 31, 2022			
Data presented will not (in all cases) aggregate to totals.					Earnings per common share attributable to Pfizer Inc. common shareholders— diluted
MILLIONS, EXCEPT PER SHARE DATA	Cost of sales[(a)]	Selling, informational and administrative expenses[(a)]	Other (income)/ deductions—net[(a)]	Net income attributable to Pfizer Inc. common shareholders[(a), (b), (c)]	
GAAP Reported	$ 34,344	$ 13,677	$ 217	$ 31,372	$ 5.47
Amortization of intangible assets	—	—	—	3,609	
Acquisition-related items	(119)	(7)	(74)	832	
Discontinued operations[(d)]	—	—	—	(21)	
Certain significant items:					
Restructuring charges/(credits) and implementation costs and additional depreciation—asset restructuring[(e)]	(88)	(562)	—	1,396	
Certain asset impairments[(f)]	—	—	(421)	421	
(Gains)/losses on equity securities[(f)]	—	—	(1,270)	1,270	
Actuarial valuation and other pension and postretirement plan (gains)/losses	—	—	230	(230)	
Other	(40)	(59)	(636) [(h)]	752	
Income tax provision—Non-GAAP items				(1,683)	
Non-GAAP Adjusted	$ 34,096	$ 13,049	$ (1,954)	$ 37,717	$ 6.58

	Year Ended December 31, 2021				
Data presented will not (in all cases) aggregate to totals.					Earnings per common share attributable to Pfizer Inc. common shareholders—
MILLIONS, EXCEPT PER SHARE DATA	Cost of sales[a]	Selling, informational and administrative expenses[a]	Other (income)/ deductions—net[a]	Net income attributable to Pfizer Inc. common shareholders[a], [b]	diluted
GAAP Reported	$ 30,821	$ 12,703	$ (4,878)	$ 21,979	$ 3.85
Amortization of intangible assets	—	(38)	(2)	3,746	
Acquisition-related items	25	(3)	(114)	139	
Discontinued operations[d]	—	—	—	585	
Certain significant items:					
Restructuring charges/(credits) and implementation costs and additional depreciation—asset restructuring[e]	(108)	(450)	—	1,309	
Certain asset impairments	—	—	(86)	86	
(Gains)/losses on equity securities[f]	—	—	1,338	(1,338)	
Actuarial valuation and other pension and postretirement plan (gains)/losses	—	—	1,601	(1,601)	
Other	(52)	(141) [i]	(334) [h]	542	
Income tax provision—Non-GAAP items				(2,250)	
Non-GAAP Adjusted	$ 30,685	$ 12,071	$ (2,475)	$ 23,196	$ 4.06

[a] Items that reconcile GAAP Reported to non-GAAP Adjusted balances are shown pre-tax. Our effective tax rates for GAAP Reported income from continuing operations were: (105.4)% in 2023, 9.6% in 2022 and 7.6% in 2021. See *Note 5*. Our effective tax rates for non-GAAP Adjusted income were: 9.0% in 2023, 11.7% in 2022 and 14.5% in 2021.

[b] Includes reconciling amounts for *Research and development expenses* that are not material to our non-GAAP consolidated results of operations.

[c] For 2023, the total acquisition-related items of $1.9 billion include reconciling amounts for *Restructuring charges and certain acquisition-related costs* of $1.2 billion, mainly composed of $785 million of integration costs and other charges, $190 million of transaction costs and $125 million of employee termination-related charges. For 2022, the total acquisition-related items of $832 million included reconciling amounts for *Restructuring charges and certain acquisition-related costs* of $631 million, composed of $348 million of integration costs and other charges, $144 million of transaction costs and $138 million of employee termination-related charges. See *Note 3*.

[d] See *Note 2B*.

[e] Includes employee termination costs, asset impairments and other exit costs related to our cost-reduction and productivity initiatives not associated with acquisitions. See *Note 3*.

[f] See *Note 4*.

[g] For 2023, the total of $238 million mainly includes $286 million in inventory losses, overhead costs related to the period in which the facility could not operate, and incremental costs resulting from tornado damage to our manufacturing facility in Rocky Mount, NC, partially offset by insurance recoveries.

[h] For 2023, the total of $246 million includes charges of (i) $474 million for certain legal matters, primarily representing certain product liability and other legal expenses related to products discontinued and/or divested by Pfizer, and to a lesser extent, legal obligations related to pre-acquisition matters, and (ii) $127 million mostly related to our equity-method accounting pro-rata share of intangible asset amortization and impairments, costs of separating from GSK and restructuring costs recorded by Haleon, partially offset by: (i) a $222 million gain on the divestiture of our early-stage rare disease gene therapy portfolio to Alexion, and (ii) dividend income of $211 million related to our investment in Nimbus resulting from Takeda's acquisition of Nimbus's oral, selective allosteric tyrosine kinase 2 (TYK2) inhibitor program subsidiary. For 2022, the total of $636 million included charges of (i) $307 million mostly representing our equity-method accounting pro rata share of restructuring charges and costs of separating from GSK recorded by Haleon/the Consumer Healthcare JV, and adjustments to our equity-method basis differences which are also related to the separation of Haleon/the Consumer Healthcare JV from GSK, and (ii) $230 million for certain legal matters, primarily representing certain product liability and other legal expenses related to products discontinued and/or divested by Pfizer. For 2021, the total of $334 million included charges of (i) $185 million mostly representing our equity-method accounting pro rata share of restructuring charges and costs of separating from GSK recorded by the Consumer Healthcare JV, and (ii) $162 million for certain legal matters, primarily for certain product liability expenses related to products discontinued and/or divested by Pfizer, and to a lesser extent, legal obligations related to pre-acquisition matters.

[i] For 2021, the total of $141 million primarily included costs for consulting, legal, tax and advisory services associated with a non-recurring internal reorganization of legal entities.

ANALYSIS OF THE CONSOLIDATED STATEMENTS OF CASH FLOWS

For a discussion of the drivers of change for 2022 versus 2021 as well as cash flows from discontinued operations in 2021, see the *Analysis of the Consolidated Statements of Cash Flows* section within MD&A in our 2022 Form 10-K.

Cash Flows from Continuing Operations

(MILLIONS)	Year Ended December 31,			Drivers of change 2023 v. 2022
	2023	2022	2021	
Cash provided by/(used in):				
Operating activities from continuing operations	$ 8,700	$ 29,267	$ 32,922	The change was driven primarily by a decrease in net income adjusted for non-cash items and the timing of receipts and payments in the ordinary course of business, partially offset by net changes in inventory greater than one year (see *Note 8A*).
Investing activities from continuing operations	$ (32,278)	$ (15,783)	$ (22,534)	The change was driven mainly by $43.4 billion cash paid in 2023 for the acquisition of Seagen, net of cash acquired, compared with $23.0 billion cash paid in 2022 for acquisitions (Biohaven, $11.5 billion, Arena, $6.2 billion and GBT, $5.2 billion), net of cash acquired (see *Note 2A*), as well as a $4.0 billion dividend received from the Consumer Healthcare JV in 2022 that was allocated to investing activities (see *Note 2C*), partially offset by a $5.5 billion increase in net redemptions of short-term investments in 2023 and a $1.7 billion decrease in purchases of long-term investments.
Financing activities from continuing operations	$ 26,066	$ (14,834)	$ (9,816)	The change was driven mostly by $30.8 billion of proceeds from the issuance of long-term debt in May of 2023 and a $7.9 billion increase in net proceeds from the issuance of short-term borrowings.

ANALYSIS OF FINANCIAL CONDITION, LIQUIDITY, CAPITAL RESOURCES AND MARKET RISK

Our historically robust operating cash flow, which we expect to continue over time, is a key strength of our liquidity and capital resources and our primary funding source. We believe as a result of this, together with our financial assets, access to capital markets, revolving credit agreements, and available lines of credit, we have and will maintain the ability to meet our liquidity needs to support ongoing operations, our capital allocation objectives, and our contractual and other obligations for the foreseeable future.

We focus efforts to optimize operating cash flows through achieving working capital efficiencies that target accounts receivable, inventories, accounts payable, and other working capital. Excess cash from operating cash flows is invested in money market funds and available-for-sale debt securities which consist of primarily high-quality, highly liquid, well-diversified debt securities. We have taken, and will continue to take, a conservative approach to our financial investments and monitoring of our liquidity position in response to market changes. We typically maintain cash and cash equivalent balances and short-term investments which, together with our available revolving credit facilities, are in excess of our commercial paper and other short-term borrowings.

Additionally, we may obtain funding through short-term or long-term sources from our access to the capital markets, banking relationships and relationships with other financial intermediaries to meet our liquidity needs.

Diverse sources of funds:	Related disclosure presented in this Form 10-K
Internal sources:	
• Operating cash flows	*Consolidated Statements of Cash Flows – Operating Activities* and the *Analysis of the Consolidated Statements of Cash Flows* section within MD&A
• Cash and cash equivalents	*Consolidated Balance Sheets*
• Money market funds	*Note 7A*
• Available-for-sale debt securities	*Note 7A, 7B*
• Equity investments	*Note 7A, 7B*
External sources:	
Short-term funding:	
• Commercial paper	*Note 7C*
• Revolving credit facilities	*Note 7C*
• Lines of credit	*Note 7C*
Long-term funding:	
• Long-term debt	*Note 7D*
• Equity	*Consolidated Statements of Equity* and *Note 12*

For additional information about the sources and uses of our funds and capital resources for the years ended December 31, 2023 and 2022, see the *Analysis of the Consolidated Statements of Cash Flows* section within MD&A.

Financing for Seagen Acquisition—As part of the financing for our acquisition of Seagen, we issued $31 billion of long-term debt in May 2023 and $8 billion of commercial paper in the fourth quarter of 2023. The net proceeds from long-term debt were invested in short-term investments in a combination of money market funds and available-for-sale debt securities until the completion of the acquisition.

Credit Ratings—The cost and availability of financing are influenced by credit ratings, and an increase or decrease in our credit rating could have a beneficial or adverse effect on financing. Our long-term debt is rated high-quality by both S&P and Moody's. In March 2023, following the announcement of the proposed acquisition of Seagen, Moody's changed its outlook on our long-term debt to Negative; S&P downgraded our short-term rating from A-1+ to A-1. In October 2023, following the announcement of the amended Paxlovid supply agreement with the U.S. government and updated 2023 guidance, S&P changed its outlook on our long-term debt to Negative. In December 2023, following the release of 2024 guidance (i) Moody's downgraded our long-term rating from A1 to A2 and changed its outlook on our long-term debt to Stable and (ii) S&P downgraded our long-term rating from A+ to A and changed its outlook on our long-term debt to Stable.

As of the date of the filing of this Form 10-K, the following ratings have been assigned to our commercial paper and senior unsecured long-term debt:

NAME OF RATING AGENCY	Pfizer Short-Term Rating	Pfizer Long-Term Rating	Outlook/Watch
Moody's	P-1	A2	Stable Outlook
S&P	A-1	A	Stable Outlook

These ratings are not a recommendation to buy, sell or hold securities and the ratings are subject to revision or withdrawal at any time by the rating organization. Each rating should be evaluated independently of any other rating.

Capital Allocation Framework—Our capital allocation framework is primarily devised to enhance shareholder value and is based on three core pillars: growing our dividend, reinvesting in the business and making share repurchases after de-levering our balance sheet. See the *Overview of Our Performance, Operating Environment, Strategy and Outlook—Our Business and Strategy* section within MD&A.

Our current and projected dividends provide a return to shareholders while maintaining sufficient capital to invest in growing our business. Our dividends are not restricted by debt covenants. While the dividend level remains a decision of Pfizer's BOD and will continue to be evaluated in the context of future business performance, we currently believe that we can support future annual dividend increases, barring significant unforeseen events. On December 14, 2023, our BOD declared a first-quarter dividend of $0.42 per share, payable on March 1, 2024, to shareholders of record at the close of business on January 26, 2024. The first-quarter 2024 cash dividend will be our 341st consecutive quarterly dividend.

As of December 31, 2023, our remaining share-purchase authorization was approximately $3.3 billion.

Off-Balance Sheet Arrangements, Contractual, and Other Obligations—In the ordinary course of business, (i) we enter into off-balance sheet arrangements that may result in contractual and other obligations and (ii) in connection with the sale of assets and businesses and other transactions, we often indemnify our counterparties against certain liabilities that may arise in connection with the transaction or that are related to events and activities. For more information on guarantees and indemnifications, see *Note 16B*.

Additionally, certain of our co-promotion or license agreements give our licensors or partners the rights to negotiate for, or in some cases to obtain under certain financial conditions, co-promotion or other rights in specified countries with respect to certain of our products. Furthermore, collaboration, licensing or other R&D arrangements may give rise to potential milestone payments. Payments under these agreements generally become due and payable only upon the achievement of certain development, regulatory and/or commercialization milestones, which may span several years and which may never occur.

Our significant contractual and other obligations as of December 31, 2023 consisted of:

- Long-term debt, including current portion (see *Note 7D*) and related interest payments;
- Estimated cash payments related to the TCJA repatriation estimated tax liability (see *Note 5*). Estimated future payments related to the TCJA repatriation tax liability that will occur after December 31, 2023 total $6.0 billion, of which an estimated $1.5 billion is to be paid in the next twelve months and an estimated $4.5 billion is to be paid in periods thereafter. Our obligations may vary as a result of changes in our uncertain tax positions and/or availability of attributes such as foreign tax and other credit carryforwards;
- Certain commitments totaling $5.2 billion, of which an estimated $1.3 billion is to be paid in the next twelve months, and $3.9 billion in periods thereafter (see *Note 16C*);
- Purchases of PP&E (see *Note 9*). In 2024, we expect to spend approximately $3.7 billion on PP&E; and
- Future minimum rental commitments under non-cancelable operating leases (see *Note 15*).

Global Economic Conditions—Venezuela, Argentina and Turkey operations function in a hyperinflationary economy. The impact to Pfizer is not considered material. See the *Item 1A. Risk Factors—Global Operations* section.

Market Risk—We are subject to foreign exchange risk, interest rate risk, and equity price risk. The objective of our financial risk management program is to minimize the impact of foreign exchange rate and interest rate movements on our earnings. We address such exposures through a combination of operational means and financial instruments. For more information on how we manage our foreign exchange and interest rate risks, see *Notes 1F and 7E*, as well as the *Item 1A. Risk Factors—Global Operations* section for key currencies in which we operate. Our sensitivity analyses of such risks are discussed below.

Foreign Exchange Risk—The fair values of our financial instrument holdings are analyzed at year-end to determine their sensitivity to foreign exchange rate changes. In this analysis, holding all other assumptions constant and assuming that a change in one currency's rate relative to the U.S. dollar would not have any effect on another currency's rates relative to the U.S. dollar, if the dollar were to move against all other currencies by 10%, as of December 31, 2023, the expected impact on our net income would not be significant.

Interest Rate Risk—The fair values of our financial instrument holdings are analyzed at year-end to determine their sensitivity to interest rate changes. In this analysis, holding all other assumptions constant and assuming a parallel shift in the interest rate curve for all maturities and for all instruments, if there were a one hundred basis point change in interest rates as of December 31, 2023, the expected impact on our net income would not be significant.

Equity Price Risk—We hold long-term investments in equity securities with readily determinable fair values in life science companies as a result of certain business development transactions (see *Note 7B*). While we are holding such securities, we are subject to equity price risk, and this may increase the volatility of our income in future periods due to changes in the fair value of equity investments. From time to time, we will sell such equity securities based on our business considerations, which may include limiting our price risk. Our equity securities with readily determinable fair values are analyzed at year-end to determine their sensitivity to equity price rate changes. In this sensitivity analysis, the expected impact on our net income would not be significant.

NEW ACCOUNTING STANDARDS

Recently Adopted Accounting Standards

See *Note 1B.*

Recently Issued Accounting Standards, Not Adopted as of December 31, 2023

Standard/Description	Effective Date	Effect on the Financial Statements
In June 2022, the FASB issued final guidance to clarify that a **contractual restriction on the sale of an equity security** is not considered part of the unit of account of the equity security and, therefore, is not considered when measuring fair value. Recognizing a contractual sale restriction as a separate unit of account is not permitted.	January 1, 2024, with early adoption permitted.	The new guidance is consistent with our current policy, and it will not have an impact on our consolidated financial statements.
In November 2023, the FASB issued final guidance to improve transparency of **segment disclosures**. The final guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, other segment items by reportable segment and a description of its composition, and requires all current annual disclosures be provided in interim periods.	January 1, 2024 for annual reports and January 1, 2025 for interim reports. Early adoption is permitted.	This new guidance will result in increased disclosures in the notes to our financial statements.
In December 2023, the FASB issued final guidance to improve **income tax disclosures**. The final guidance requires enhanced disclosures primarily related to existing rate reconciliation and income taxes paid information.	January 1, 2025, with early adoption permitted.	This new guidance will result in increased disclosures in the notes to our financial statements.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this Item is incorporated by reference to the discussion in the *Analysis of Financial Condition, Liquidity, Capital Resources and Market Risk* section within MD&A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Pfizer Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Pfizer Inc. and Subsidiary Companies (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 22, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of the U.S. Medicare, Medicaid, and performance-based contract rebates accrual

As discussed in Note 1G to the consolidated financial statements, the Company records estimated deductions for Medicare, Medicaid, and performance-based contract rebates (collectively, U.S. rebates) as a reduction to gross product revenues. The accrual for U.S. rebates is recorded in the same period that the corresponding revenues are recognized. The length of time between when a sale is made and when the U.S. rebate is paid by the Company can be as long as one year, which increases the need for significant management judgment and knowledge of market conditions and practices in estimating the accrual.

We identified the evaluation of the U.S. rebates accrual as a critical audit matter because the evaluation of the product-specific experience ratio assumption involved especially challenging auditor judgment. The product-specific experience ratio assumption relates to estimating which of the Company's revenue transactions will ultimately be subject to a related rebate.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's U.S. rebates accrual process related to the development of the product-specific experience ratio assumptions. We estimated the U.S. rebates accrual using internal information and historical data and compared the result to the Company's estimated U.S. rebates accrual. We evaluated the Company's ability to accurately estimate the accrual for U.S. rebates by comparing historically recorded accruals to the actual amount that was ultimately paid by the Company.

Evaluation of gross unrecognized tax benefits

As discussed in Notes 5D and 1Q, the Company's tax positions are subject to audit by local taxing authorities in each respective tax jurisdiction, and the resolution of such audits may span multiple years. Since tax law is complex and often subject to varied interpretations and judgments, it is uncertain whether some of the Company's tax positions will be sustained upon audit. As of December 31, 2023, the Company has recorded gross unrecognized tax benefits, excluding associated interest, of $4.8 billion.

We identified the evaluation of certain of the Company's gross unrecognized tax benefits as a critical audit matter because a high degree of audit effort, including specialized skills and knowledge, and complex auditor judgment was required in evaluating the Company's interpretation of tax law and its estimate of the ultimate resolution of its tax positions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control over the Company's liability for unrecognized tax position process related to (1) interpretation of tax law, (2) evaluation of which of the Company's tax positions may not be sustained upon audit, and (3) estimation and recording of the gross unrecognized tax benefits. We involved tax and valuation professionals with specialized skills and knowledge who assisted in evaluating the Company's interpretation of tax laws, including the assessment of transfer pricing practices in accordance with applicable tax laws and regulations. We inspected settlements with applicable taxing authorities, including assessing the expiration of statutes of limitations. We tested the calculation of the liability for uncertain tax positions, including an evaluation of the Company's assessment of the technical merits of tax positions and estimates of the amount of tax benefits expected to be sustained.

Evaluation of product liability and other product-related litigation

As discussed in Notes 1S and 16 to the consolidated financial statements, the Company is involved in product liability and other product-related litigation, which can include personal injury, consumer, off-label promotion, securities, antitrust and breach of contract claims, among others. Certain of these pending product and other product-related legal proceedings could result in losses that could be substantial. The accrued liability and/or disclosure for the pending product liability and other product-related legal proceedings requires a complex series of judgments by the Company about future events, which involves a number of uncertainties.

We identified the evaluation of product liability and other product-related litigation as a critical audit matter. Challenging auditor judgment was required to evaluate the Company's judgments about future events and uncertainties.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's product liability and other product-related litigation processes, including controls related to (1) the evaluation of information from external and internal legal counsel, (2) forward-looking expectations, and (3) new legal proceedings, or other legal proceedings not currently reserved or disclosed. We read letters received directly from the Company's external and internal legal counsel that described the Company's probable or reasonably possible legal contingency to pending product liability and other product-related legal proceedings. We inspected the Company's minutes from meetings of the Audit Committee, which included the status of key litigation matters. We evaluated the Company's ability to estimate its monetary exposure to pending product and other product-related legal proceedings by comparing historically recorded liabilities to actual monetary amounts incurred upon resolution of prior legal matters. We analyzed relevant publicly available information about the Company, its competitors, and the industry.

Evaluation of the fair value measurement of the developed technology rights and in-process research and development intangible assets acquired in the Seagen business combination

As discussed in Note 2A to the consolidated financial statements, on December 14, 2023, the Company acquired Seagen Inc. and its subsidiaries (Seagen). The total fair value of consideration transferred was $44.2 billion. Of that, the Company provisionally recorded $7.5 billion of developed technology rights with an estimated weighted-average life of approximately 18 years and $20.8 billion of in-process research and development (IPR&D).

We identified the evaluation of the fair value measurement of the acquired developed technology rights and IPR&D as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate certain key assumptions used to estimate the acquisition-date fair value of the acquired developed technology rights and IPR&D. Specifically, the key assumptions for certain IPR&D assets, including revenue growth rates, probability of technical and regulatory success (PTRS) rates, and the discount rate, and the key assumptions for certain developed technology rights, including revenue growth rates and the discount rate, represented subjective determinations of future market and economic conditions. Changes to those assumptions could have had a significant effect on the determination of the fair value measurements.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's acquisition-date valuation process, including controls related to the development of the key assumptions for certain IPR&D assets and developed technology rights. We performed sensitivity analyses over the key assumptions for certain IPR&D assets and developed technology rights to assess the impact of changes in those key assumptions on the Company's determination of the fair value of the IPR&D and developed technology rights, respectively. We evaluated the reasonableness of the Company's forecasted revenue growth rates by comparing them to historical results for comparable products and peer companies, analyst expectations, and industry related third-party data. Further, we evaluated the PTRS rates for certain IPR&D assets by considering the phase of development of the clinical projects and the Company's history of obtaining regulatory approval and comparing them to PTRS rates derived from analyst reports and other industry related third-party data. We evaluated the data sources used by management in determining the key assumptions for certain IPR&D assets and developed technology rights by comparing to industry standards and evidence obtained in other areas of the audit. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

(1) evaluating the discount rates used by the Company for certain IPR&D and developed technology rights by comparing them against discount rate ranges that were independently developed using publicly available market data for comparable entities

(2) testing the source information underlying the determination of the discount rates.

KPMG LLP

We have not been able to determine the specific year that we or our predecessor firms began serving as the Company's auditor, however, we are aware that we or our predecessor firms have served as the Company's auditor since at least 1942.

New York, New York

February 22, 2024

Consolidated Statements of Income

Pfizer Inc. and Subsidiary Companies

(MILLIONS, EXCEPT PER SHARE DATA)	Year Ended December 31,					
		2023		2022		2021
Revenues:						
Product revenues[a]	$	**50,914**	$	91,793	$	73,636
Alliance revenues[a]		**7,582**		8,537		7,652
Total revenues		**58,496**		100,330		81,288
Costs and expenses:						
Cost of sales[b], [c]		**24,954**		34,344		30,821
Selling, informational and administrative expenses[b]		**14,771**		13,677		12,703
Research and development expenses[b]		**10,679**		11,428		10,360
Acquired in-process research and development expenses		**194**		953		3,469
Amortization of intangible assets		**4,733**		3,609		3,700
Restructuring charges and certain acquisition-related costs		**2,943**		1,375		802
Other (income)/deductions—net		**(835)**		217		(4,878)
Income from continuing operations before provision/(benefit) for taxes on income		**1,058**		34,729		24,311
Provision/(benefit) for taxes on income		**(1,115)**		3,328		1,852
Income from continuing operations		**2,172**		31,401		22,459
Discontinued operations—net of tax		**(15)**		6		(434)
Net income before allocation to noncontrolling interests		**2,158**		31,407		22,025
Less: Net income attributable to noncontrolling interests		**39**		35		45
Net income attributable to Pfizer Inc. common shareholders	$	**2,119**	$	31,372	$	21,979
Earnings per common share—basic:						
Income from continuing operations attributable to Pfizer Inc. common shareholders	$	**0.38**	$	5.59	$	4.00
Discontinued operations—net of tax		**—**		—		(0.08)
Net income attributable to Pfizer Inc. common shareholders	$	**0.38**	$	5.59	$	3.92
Earnings per common share—diluted:						
Income from continuing operations attributable to Pfizer Inc. common shareholders	$	**0.37**	$	5.47	$	3.93
Discontinued operations—net of tax		**—**		—		(0.08)
Net income attributable to Pfizer Inc. common shareholders	$	**0.37**	$	5.47	$	3.85
Weighted-average shares—basic		**5,643**		5,608		5,601
Weighted-average shares—diluted		**5,709**		5,733		5,708

[a] See *Note 1G*.
[b] Exclusive of amortization of intangible assets.
[c] See *Notes 8A* and *17A*.

See Accompanying Notes.

Consolidated Statements of Comprehensive Income

Pfizer Inc. and Subsidiary Companies

(MILLIONS)		Year Ended December 31,		
		2023	2022	2021
Net income before allocation to noncontrolling interests	$	**2,158**	$ 31,407	$ 22,025
Foreign currency translation adjustments, net		**452**	(2,328)	(682)
Unrealized holding gains/(losses) on derivative financial instruments, net		**626**	1,444	526
Reclassification adjustments for (gains)/losses included in net income[a]		**(413)**	(2,062)	134
		213	(618)	660
Unrealized holding gains/(losses) on available-for-sale securities, net		**(121)**	(1,306)	(355)
Reclassification adjustments for (gains)/losses included in net income[b]		**(141)**	1,809	(30)
		(261)	502	(384)
Benefit plans: prior service (costs)/credits and other, net		**(25)**	(24)	116
Reclassification adjustments related to amortization of prior service costs and other, net		**(117)**	(129)	(154)
Reclassification adjustments related to curtailments of prior service costs and other, net		**(15)**	(12)	(75)
		(157)	(166)	(113)
Other comprehensive income/(loss), before tax		**246**	(2,609)	(519)
Tax provision/(benefit) on other comprehensive income/(loss)		**(85)**	(187)	71
Other comprehensive income/(loss) before allocation to noncontrolling interests	$	**331**	$ (2,422)	$ (589)
Comprehensive income/(loss) before allocation to noncontrolling interests	$	**2,488**	$ 28,985	$ 21,435
Less: Comprehensive income/(loss) attributable to noncontrolling interests		**26**	20	43
Comprehensive income/(loss) attributable to Pfizer Inc.	$	**2,462**	$ 28,965	$ 21,393

[a] Reclassified into *Other (income)/deductions—net* and *Cost of sales*. See *Note 7E.*
[b] Reclassified into *Other (income)/deductions—net.*

See Accompanying Notes.

Consolidated Balance Sheets

Pfizer Inc. and Subsidiary Companies

(MILLIONS, EXCEPT PER SHARE DATA)	As of December 31, 2023	As of December 31, 2022
Assets		
Cash and cash equivalents	$ 2,853	$ 416
Short-term investments	9,837	22,316
Trade accounts receivable, less allowance for doubtful accounts: 2023—$470; 2022—$449	11,177	10,952
Inventories	10,189	8,981
Current tax assets	3,978	3,577
Other current assets	5,299	5,017
Total current assets	43,333	51,259
Equity-method investments	11,637	11,033
Long-term investments	3,731	4,036
Property, plant and equipment	18,940	16,274
Identifiable intangible assets	64,900	43,370
Goodwill	67,783	51,375
Noncurrent deferred tax assets and other noncurrent tax assets	3,706	6,693
Other noncurrent assets	12,471	13,163
Total assets	$ 226,501	$ 197,205
Liabilities and Equity		
Short-term borrowings, including current portion of long-term debt: 2023—$2,254; 2022—$2,560	$ 10,350	$ 2,945
Trade accounts payable	6,710	6,809
Dividends payable	2,372	2,303
Income taxes payable	2,349	1,587
Accrued compensation and related items	2,776	3,407
Deferred revenues	2,700	2,520
Other current liabilities	20,537	22,568
Total current liabilities	47,794	42,138
Long-term debt	61,538	32,884
Pension and postretirement benefit obligations	2,167	2,250
Noncurrent deferred tax liabilities	640	1,023
Other taxes payable	8,534	9,812
Other noncurrent liabilities	16,539	13,180
Total liabilities	137,213	101,288
Commitments and Contingencies		
Preferred stock, no par value, at stated value; 27 shares authorized; no shares issued or outstanding as of December 31, 2023 and December 31, 2022	—	—
Common stock, $0.05 par value; 12,000 shares authorized; issued: 2023—9,562; 2022—9,519	478	476
Additional paid-in capital	92,631	91,802
Treasury stock, shares at cost: 2023—3,916; 2022—3,903	(114,487)	(113,969)
Retained earnings	118,353	125,656
Accumulated other comprehensive loss	(7,961)	(8,304)
Total Pfizer Inc. shareholders' equity	89,014	95,661
Equity attributable to noncontrolling interests	274	256
Total equity	89,288	95,916
Total liabilities and equity	$ 226,501	$ 197,205

See Accompanying Notes.

Consolidated Statements of Equity

Pfizer Inc. and Subsidiary Companies

	PFIZER INC. SHAREHOLDERS									
	Common Stock			Treasury Stock						
(MILLIONS, EXCEPT PER SHARE DATA)	Shares	Par Value	Add'l Paid-In Capital	Shares	Cost	Retained Earnings	Accum. Other Comp. Loss	Share - holders' Equity	Non-controlling Interests	Total Equity
Balance, January 1, 2021	9,407	$ 470	$ 88,674	(3,840)	$(110,988)	$ 90,392	$ (5,310)	$ 63,238	$ 235	$ 63,473
Net income						21,979		21,979	45	22,025
Other comprehensive income/(loss), net of tax							(587)	(587)	(3)	(589)
Cash dividends declared, per share: $1.57										
Common stock						(8,816)		(8,816)		(8,816)
Noncontrolling interests									(8)	(8)
Share-based payment transactions	64	3	1,917	(11)	(373)	(77)		1,470		1,470
Other			—			(85)		(85)	(7)	(92)
Balance, December 31, 2021	9,471	473	90,591	(3,851)	(111,361)	103,394	(5,897)	77,201	262	77,462
Net income						31,372		31,372	35	31,407
Other comprehensive income/(loss), net of tax							(2,407)	(2,407)	(15)	(2,422)
Cash dividends declared, per share: $1.61										
Common stock						(9,037)		(9,037)		(9,037)
Noncontrolling interests									(13)	(13)
Share-based payment transactions	48	2	1,192	(13)	(608)	(73)		513		513
Purchases of common stock				(39)	(2,000)			(2,000)		(2,000)
Other			19		—	—		19	(13)	6
Balance, December 31, 2022	9,519	476	91,802	(3,903)	(113,969)	125,656	(8,304)	95,661	256	95,916
Net income						**2,119**		**2,119**	**39**	**2,158**
Other comprehensive income/(loss), net of tax							**343**	**343**	**(12)**	**331**
Cash dividends declared, per share: $1.65										
Common stock						**(9,316)**		**(9,316)**		**(9,316)**
Noncontrolling interests									**(8)**	**(8)**
Share-based payment transactions	**43**	**2**	**829**	**(12)**	**(518)**	**(106)**		**208**		**208**
Other			**—**			**—**		**—**	**—**	**—**
Balance, December 31, 2023	**9,562**	**$ 478**	**$ 92,631**	**(3,916)**	**$(114,487)**	**$118,353**	**$ (7,961)**	**$ 89,014**	**$ 274**	**$ 89,288**

See Accompanying Notes.

Consolidated Statements of Cash Flows

Pfizer Inc. and Subsidiary Companies

(MILLIONS)	Year Ended December 31,		
	2023	2022	2021
Operating Activities			
Net income before allocation to noncontrolling interests	**$ 2,158**	$ 31,407	$ 22,025
Discontinued operations—net of tax	**(15)**	6	(434)
Net income from continuing operations before allocation to noncontrolling interests	**2,172**	31,401	22,459
Adjustments to reconcile net income before allocation to noncontrolling interests to net cash provided by/(used in) operating activities:			
Depreciation and amortization	**6,290**	5,064	5,191
Asset write-offs and impairments	**3,408**	550	276
Deferred taxes	**(3,442)**	(3,764)	(4,293)
Share-based compensation expense	**525**	872	1,182
Benefit plan contributions in excess of expense/income	**(787)**	(1,158)	(3,123)
Inventory write-offs and related charges associated with COVID-19 products[a]	**6,199**	1,183	—
Other adjustments, net	**(3,492)**	758	(1,573)
Other changes in assets and liabilities, net of acquisitions and divestitures:			
Trade accounts receivable	**347**	261	(3,811)
Inventories[a]	**(1,169)**	(591)	(1,125)
Other assets[b]	**(663)**	(4,506)	(1,057)
Trade accounts payable	**(300)**	1,191	1,242
Other liabilities[c]	**595**	(1,449)	18,721
Other tax accounts, net	**(982)**	(545)	(1,166)
Net cash provided by/(used in) operating activities from continuing operations	**8,700**	29,267	32,922
Net cash provided by/(used in) operating activities from discontinued operations	**—**	—	(343)
Net cash provided by/(used in) operating activities	**8,700**	29,267	32,580
Investing Activities			
Purchases of property, plant and equipment	**(3,907)**	(3,236)	(2,711)
Purchases of short-term investments	**(30,974)**	(36,384)	(38,457)
Proceeds from redemptions/sales of short-term investments	**39,264**	44,821	27,447
Net (purchases of)/proceeds from redemptions/sales of short-term investments with original maturities of three months or less	**5,174**	(483)	(8,088)
Purchases of long-term investments	**(204)**	(1,913)	(1,068)
Proceeds from redemptions/sales of long-term investments	**1,979**	641	649
Acquisitions of businesses, net of cash acquired	**(43,430)**	(22,997)	—
Dividend received from the Consumer Healthcare JV[d]	**—**	3,960	—
Other investing activities, net	**(179)**	(192)	(305)
Net cash provided by/(used in) investing activities from continuing operations	**(32,278)**	(15,783)	(22,534)
Net cash provided by/(used in) investing activities from discontinued operations	**—**	—	(12)
Net cash provided by/(used in) investing activities	**(32,278)**	(15,783)	(22,546)
Financing Activities			
Proceeds from short-term borrowings	**4,525**	3,891	—
Payments on short-term borrowings	**(3)**	(3,887)	—
Net (payments on)/proceeds from short-term borrowings with original maturities of three months or less	**3,161**	(222)	(96)
Proceeds from issuances of long-term debt	**30,831**	—	997
Payments on long-term debt	**(2,569)**	(3,298)	(2,004)
Purchases of common stock	**—**	(2,000)	—
Cash dividends paid	**(9,247)**	(8,983)	(8,729)
Other financing activities, net	**(631)**	(335)	16
Net cash provided by/(used in) financing activities	**26,066**	(14,834)	(9,816)
Effect of exchange-rate changes on cash and cash equivalents and restricted cash and cash equivalents	**(40)**	(165)	(59)
Net increase/(decrease) in cash and cash equivalents and restricted cash and cash equivalents	**2,448**	(1,515)	159
Cash and cash equivalents and restricted cash and cash equivalents, at beginning of period	**468**	1,983	1,825
Cash and cash equivalents and restricted cash and cash equivalents, at end of period	**$ 2,917**	$ 468	$ 1,983

- Continued -

Consolidated Statements of Cash Flows

Pfizer Inc. and Subsidiary Companies

		Year Ended December 31,			
	2023		2022		2021
Supplemental Cash Flow Information					
Cash paid/(received) during the period for:					
Income taxes	$	**3,147**	$	7,867	$ 7,427
Interest paid		**2,215**		1,442	1,467
Interest rate hedges		**134**		54	(2)
Non-cash transaction:					
Right-of-use assets obtained in exchange for lease liabilities	$	**614**	$	752	$ 1,943

(a) See *Notes 8A* and *17A*.
(b) See *Note 8A*.
(c) See *Note 17C*.
(d) See *Note 2C*.

See Accompanying Notes.

Note 1. Basis of Presentation and Significant Accounting Policies

A. Basis of Presentation

The consolidated financial statements include the accounts of our parent company and all subsidiaries and are prepared in accordance with U.S. GAAP. The decision of whether or not to consolidate an entity for financial reporting purposes requires consideration of majority voting interests, as well as effective economic or other control over the entity. Typically, we do not seek control by means other than voting interests. For subsidiaries operating outside the U.S., the financial information is included as of and for the year ended November 30 for each year presented. Pfizer's fiscal year-end for U.S. subsidiaries is as of and for the year ended December 31 for each year presented. All significant transactions among our subsidiaries have been eliminated.

In 2023, we managed our commercial operations through two operating segments, each led by a single manager: Biopharma and Business Innovation. Biopharma is the only reportable segment. See *Note 17*.

On December 14, 2023, we completed the acquisition of Seagen. On December 31, 2021, we completed the sale of our Meridian subsidiary, the manufacturer of EpiPen and other auto-injector products. In addition, other acquisitions and business development activities completed in 2023, 2022 and 2021 impacted financial results in the periods presented. See *Note 2*.

We have made certain reclassification adjustments to conform prior-period amounts to the current presentation. Certain amounts in the consolidated financial statements and associated notes may not add due to rounding. All percentages have been calculated using unrounded amounts.

B. New Accounting Standards Adopted in 2023

On January 1, 2023, we adopted a new accounting standard for supplier finance programs which requires increased disclosures in the notes to our financial statements. See *Note 8C*.

In the second quarter of 2023, we adopted new accounting standards on reference rate reform that provide temporary optional expedients and exceptions to the guidance for contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate that were discontinued after June 30, 2023. We applied certain of the optional expedients related to hedge accounting relationships. The main purpose of the expedients is to allow hedge accounting to continue uninterrupted and make it easier to apply the requirements to maintain hedge accounting during the transition period through December 31, 2024.

C. Estimates and Assumptions

In preparing these financial statements, we use certain estimates and assumptions that affect reported amounts and disclosures. These estimates and assumptions can impact all elements of our financial statements. For example, in the consolidated statements of income, estimates are used when accounting for deductions from revenues, determining the cost of inventory that is sold, allocating cost in the form of depreciation and amortization, and estimating restructuring charges and the impact of contingencies, as well as determining provisions for taxes on income. On the consolidated balance sheets, estimates are used in determining the valuation and recoverability of assets, and in determining the reported amounts of liabilities, all of which also impact the consolidated statements of income. Certain estimates of fair value and amounts recorded in connection with acquisitions, revenue deductions, impairment reviews, restructuring-associated charges, investments and financial instruments, valuation allowances, pension and postretirement benefit plans, contingencies, share-based compensation, and other calculations can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions.

Our estimates are often based on complex judgments and assumptions that we believe to be reasonable, but that can be inherently uncertain and unpredictable. If our estimates and assumptions are not representative of actual outcomes, our results could be materially impacted. As future events and their effects cannot be determined with precision, our estimates and assumptions may prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. We are subject to risks and uncertainties that may cause actual results to differ from estimated amounts, such as changes in the healthcare environment, competition, litigation, legislation and regulations. We regularly evaluate our estimates and assumptions using historical experience and expectations about the future. We adjust our estimates and assumptions when facts and circumstances indicate the need for change.

D. Acquisitions

Our consolidated financial statements include the operations of acquired businesses after the completion of the acquisitions. We account for acquired businesses using the acquisition method of accounting, which requires, among other things, that most assets acquired and liabilities assumed be recognized at their estimated fair values as of the acquisition date and that the fair value of acquired IPR&D be recorded on the balance sheet. Transaction costs are expensed as incurred. Any excess of the consideration transferred over the assigned values of the net assets acquired is recorded as goodwill. When we acquire net assets that do not constitute a business, as defined in U.S. GAAP, no goodwill is recognized and acquired IPR&D is expensed in *Acquired in-process research and development expenses*.

Contingent consideration in a business combination is included as part of the acquisition cost and is recognized at fair value as of the acquisition date. Fair value is generally estimated by using a probability-weighted discounted cash flow approach. See *Note 16D*. Any liability resulting from contingent consideration is remeasured to fair value at each reporting date until the contingency is resolved. These changes in fair value are recognized in earnings in *Other (income)/deductions—net*.

E. Fair Value

We measure certain assets and liabilities at fair value, either upon initial recognition or for subsequent accounting or reporting. We estimate fair value using an exit price approach, which requires, among other things, that we determine the price that would be received to sell an asset or paid to transfer a liability in an orderly market. The determination of an exit price is considered from the perspective of market participants, considering the highest and best use of non-financial assets and, for liabilities, assuming that the risk of non-performance will be the same before and after the transfer.

When estimating fair value, depending on the nature and complexity of the asset or liability, we may use one or all of the following techniques:

- Income approach, which is based on the present value of a future stream of net cash flows.
- Market approach, which is based on market prices and other information from market transactions involving identical or comparable assets or liabilities.
- Cost approach, which is based on the cost to acquire or construct comparable assets, less an allowance for functional and/or economic obsolescence.

Our fair value methodologies depend on the following types of inputs:

- Quoted prices for identical assets or liabilities in active markets (Level 1 inputs).
- Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable, or inputs that are derived principally from, or corroborated by, observable market data by correlation or other means (Level 2 inputs).
- Unobservable inputs that reflect estimates and assumptions (Level 3 inputs).

The following inputs and valuation techniques are used to estimate the fair value of our financial assets and liabilities:

- Available-for-sale debt securities—third-party matrix-pricing model that uses significant inputs derived from or corroborated by observable market data and credit-adjusted yield curves.
- Equity securities with readily determinable fair values—quoted market prices and observable NAV prices.
- Derivative assets and liabilities—third-party matrix-pricing model that uses inputs derived from or corroborated by observable market data. Where applicable, these models use market-based observable inputs, including interest rate yield curves to discount future cash flow amounts, and forward and spot prices for currencies. The credit risk impact to our derivative financial instruments was not significant.
- Money market funds—observable NAV prices.

We periodically review the methodologies, inputs and outputs of third-party pricing services for reasonableness. Our procedures can include, for example, referencing other third-party pricing models, monitoring key observable inputs (like benchmark interest rates) and selectively performing test-comparisons of values with actual sales of financial instruments.

F. Foreign Currency Translation

For most of our international operations, local currencies have been determined to be the functional currencies. We translate functional currency assets and liabilities to their U.S. dollar equivalents at exchange rates in effect as of the balance sheet date and income and expense amounts at average exchange rates for the period. The U.S. dollar effects that arise from changing translation rates are recorded in *Other comprehensive income/(loss)*. The effects of converting non-functional currency monetary assets and liabilities into the functional currency are recorded in *Other (income)/deductions—net*. For operations in highly inflationary economies, we translate monetary items at rates in effect as of the balance sheet date, with translation adjustments recorded in *Other (income)/deductions—net*, and we translate non-monetary items at historical rates.

G. Revenues and Trade Accounts Receivable

Revenue Recognition—We record revenues from product sales when there is a transfer of control of the product from us to the customer. We typically determine transfer of control based on when the product is shipped or delivered and title passes to the customer. For certain contracts, the finished product may temporarily be stored at our or our third-party subcontractors' locations under a bill-and-hold arrangement. Revenue is recognized on bill-and-hold arrangements at the point in time when the customer obtains control of the product and all of the following criteria have been met: the arrangement is substantive; the product is identified separately as belonging to the customer; the product is ready for physical transfer to the customer; and we do not have the ability to use the product or direct it to another customer. In bill-and-hold arrangements which are part of the U.S. Government Strategic National Stockpile, we recognize revenue for the product sale when the product is initially placed into the Stockpile and we provide a rotation service to maintain an agreed upon level of shelf life for product in the stockpile. In determining when the customer obtains control of the product, we consider certain indicators, including whether we have a present right to payment from the customer, whether title and/or significant risks and rewards of ownership have transferred to the customer and whether customer acceptance has been received.

In the fourth quarter of 2023, we began reporting *Product revenues* and *Alliance revenues* as separate line items in our consolidated statements of income. Prior-period amounts have been reclassified to conform to the current presentation.

Our Sales Contracts—Sales on credit are typically under short-term contracts. Collections are based on market payment cycles common in various markets, with shorter cycles in the U.S. Sales are adjusted for sales allowances, chargebacks, rebates and sales returns and cash discounts. Sales returns may occur due to LOE, product recalls or a changing competitive environment.

Deductions from Revenues—Our gross product revenues are subject to a variety of deductions, which generally are estimated and recorded in the same period that the revenues are recognized. Such variable consideration represents chargebacks, rebates, sales allowances and sales returns. These deductions represent estimates of the related obligations and, as such, knowledge and judgment is required when estimating the impact of these product revenue deductions on gross sales for a reporting period.

Provisions for pharmaceutical sales returns—Provisions are based on a calculation for each market that incorporates the following, as appropriate: local returns policies and practices; historical returns as a percentage of sales; an understanding of the reasons for past returns; estimated shelf life by product; an estimate of the amount of time between shipment and return or lag time; and any other factors that could impact the estimate of future returns, such as LOE, product recalls or a changing competitive environment. Generally, returned products are destroyed, and customers are refunded the sales price in the form of a credit.

We record sales incentives as a reduction of revenues at the time the related revenues are recorded or when the incentive is offered, whichever is later. We estimate the cost of our sales incentives based on our historical experience with similar incentives programs to predict customer behavior.

The following outlines our common sales arrangements:

• *Customers*—Our prescription biopharmaceutical products, with the exception of Paxlovid in 2022 and 2023, are sold principally to wholesalers, but we also sell directly to retailers, hospitals, clinics, government agencies and pharmacies. In 2022 and 2023, we principally sold Paxlovid globally to government agencies. Our vaccines in the U.S. are primarily sold directly to the federal government (including the CDC), wholesalers, individual provider offices, retail pharmacies and integrated delivery systems. Our vaccines outside the U.S. are primarily sold to government and non-government institutions. Prescription pharmaceutical products that ultimately are used by patients are generally covered under governmental programs, managed care programs and insurance programs, including those managed through PBMs, and are subject to sales allowances and/or rebates payable directly to those programs. Those sales allowances and rebates are generally negotiated, but government programs may have legislated amounts by type of product (e.g., patented or unpatented).

Specifically:

• In the U.S., we sell our products principally to distributors and hospitals. We also have contracts with managed care programs or PBMs and legislatively mandated contracts with the federal and state governments under which we provide rebates based on medicines utilized by the lives they cover. We record provisions for Medicare, Medicaid, and performance-based contract pharmaceutical rebates based upon our experience ratio of rebates paid and actual prescriptions written during prior periods. We apply the experience ratio to the respective period's sales to determine the rebate accrual and related expense. This experience ratio is evaluated regularly to ensure that the historical trends are as current as practicable. We estimate discounts on branded prescription drug sales to Medicare Part D participants in the Medicare "coverage gap," also known as the "doughnut hole," based on the historical experience of beneficiary prescriptions and consideration of the utilization that is expected to result from the discount in the coverage gap. We evaluate this estimate regularly to ensure that the historical trends and future expectations are as current as practicable. For performance-based contract rebates, we also consider current contract terms, such as changes in formulary status and rebate rates.

• Outside the U.S., the majority of our pharmaceutical sales allowances are contractual or legislatively mandated and our estimates are based on actual invoiced sales within each period, which reduces the risk of variations in the estimation process. In certain European countries, rebates are calculated on the government's total unbudgeted pharmaceutical spending or on specific product sales thresholds and we apply an estimated allocation factor against our actual invoiced sales to project the expected level of reimbursement. We obtain third-party information that helps us to monitor the adequacy of these accruals.

• Provisions for pharmaceutical chargebacks (primarily reimbursements to U.S. wholesalers for honoring contracted prices and legislated discounts to third parties) closely approximate actual amounts incurred, as we settle these deductions generally within two to five weeks of incurring the liability.

We recorded direct product sales and/or Alliance revenues of more than $1 billion for each of nine products in 2023, for each of ten products in 2022 and for each of nine products in 2021. In the aggregate, these direct product sales and/or Alliance revenues represented 64%, 82% and 75% of our *Total revenues* in 2023, 2022 and 2021, respectively. See *Note 17C*. The loss or expiration of intellectual property rights can have a significant adverse effect on our revenues as our contracts with customers will generally be at lower selling prices and lower volumes due to added generic competition. We generally provide for higher sales returns during the period in which individual markets begin to near the loss or expiration of intellectual property rights.

Our accruals for Medicare, Medicaid and related state program and performance-based contract rebates, chargebacks, sales allowances and sales returns and cash discounts are as follows:

	As of December 31,	
(MILLIONS)	**2023**	2022
Reserve against *Trade accounts receivable, less allowance for doubtful accounts*	$ **1,770**	$ 1,200
Other current liabilities:		
Accrued rebates	**5,546**	4,479
Other accruals	**902**	430
Other noncurrent liabilities	**796**	612
Total accrued rebates and other sales-related accruals	$ **9,014**	$ 6,722

Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from *Product revenues*.

Trade Accounts Receivable—Trade accounts receivable are stated at their net realizable value. The allowance for credit losses reflects our best estimate of expected credit losses of the receivables portfolio determined on the basis of historical experience, current information, and forecasts of future economic conditions. In developing the estimate for expected credit losses, trade accounts receivables are segmented into pools of assets depending on market (U.S. versus international), delinquency status, and customer type (high risk versus low risk and government versus non-government), and fixed reserve percentages are established for each pool of trade accounts receivables.

In determining the reserve percentages for each pool of trade accounts receivables, we considered our historical experience with certain customers and customer types, regulatory and legal environments, country and political risk, and other relevant current and future forecasted macroeconomic factors. These credit risk indicators are monitored on a quarterly basis to determine whether there have been any changes in the economic environment that would indicate the established reserve percentages should be adjusted, and are considered on a regional basis to reflect more geographic-specific metrics. Additionally, write-offs and recoveries of customer receivables are tracked against collections on a quarterly basis to determine whether the reserve percentages remain appropriate. When management becomes aware of certain customer-specific factors that impact credit risk, specific allowances for these known troubled accounts are recorded. Trade accounts receivable are written off after all reasonable means to collect the full amount (including litigation, where appropriate) have been exhausted. During 2023 and 2022, additions to the allowance for credit losses, write-offs and recoveries of customer receivables were not material to our consolidated financial statements.

H. Collaborative Arrangements

Payments to and from our collaboration partners are presented in our consolidated statements of income based on the nature of the arrangement (including its contractual terms), the nature of the payments and applicable accounting guidance. Under co-commercialization agreements, we record the amounts received for our share of gross profits from our collaboration partners as *Alliance revenues,* when our collaboration partners are the principal in the transaction and we receive a share of their net sales or profits. *Alliance revenues* are recorded as we perform co-promotion activities for the collaboration and the collaboration partners sell the products to their customers. The related expenses for selling and marketing these products including reimbursements to or from our collaboration partners for these costs are included in *Selling, informational and administrative expenses.* In collaborative arrangements where we manufacture a product for our collaboration partners, we record revenues when we transfer control of the product to our collaboration partners. In collaboration arrangements where we are the principal in the transaction, we record amounts paid to collaboration partners for their share of net sales or profits earned, and all royalty payments to collaboration partners as *Cost of sales*. Royalty payments received from collaboration partners are included in *Other (income)/deductions—net.*

Reimbursements to or from our collaboration partners for development costs are typically recorded in *Research and development expenses*. Upfront payments and pre-approval milestone payments due from us to our collaboration partners in development stage collaborations are recorded as *Acquired in-process research and development expenses*. Milestone payments due from us to our collaboration partners after regulatory approval has been attained for a medicine are recorded in *Identifiable intangible assets*—developed technology rights. Upfront and pre-approval milestone payments earned from our collaboration partners by us are recognized in *Other (income)/deductions—net* over the development period for the products, when our performance obligations include providing R&D services to our collaboration partners. Upfront, pre-approval and post-approval milestone payments earned by us may be recognized in *Other (income)/deductions—net* immediately when earned or over other periods depending upon the nature of our performance obligations in the applicable collaboration. Where the milestone event is regulatory approval for a medicine, we generally recognize milestone payments due to us in the transaction price when regulatory approval in the applicable jurisdiction has been attained. We may recognize milestone payments due to us in the transaction price earlier than the milestone event in certain circumstances when recognition of the income would not be probable of a significant reversal.

I. Cost of Sales and Inventories

Inventories are recorded at the lower of cost or net realizable value. The cost of finished goods, work in process and raw materials is determined using average actual cost. We regularly review our inventories for impairment and reserves are established when necessary. Inventories that are not expected to be sold within 12 months are classified as *Other noncurrent assets*. See *Note 8A.*

J. Selling, Informational and Administrative Expenses

Selling, informational and administrative costs are expensed as incurred. Among other things, these expenses include the internal and external costs of marketing, advertising, shipping and handling, digital and legal defense. Advertising expenses totaled approximately $3.7 billion in 2023, $2.8 billion in 2022 and $2.0 billion in 2021. Production costs are expensed as incurred and the costs of TV, radio, and other electronic media and publications are expensed when the related advertising occurs.

K. Research and Development Expenses

R&D costs are expensed as incurred. These expenses include the costs of our proprietary R&D efforts, as well as R&D activities performed in connection with certain licensing arrangements.

L. Acquired In-Process Research and Development Expenses

Before a compound receives regulatory approval, we record upfront and milestone payments we make to third parties under licensing and collaboration arrangements as expense. Upfront payments are recorded when incurred, and milestone payments are recorded when the specific milestone has been achieved. Once a compound receives regulatory approval, we record any milestone payments in *Identifiable intangible assets, less accumulated amortization* and, unless the asset is determined to have an indefinite life, we typically amortize the payments on a straight-line basis over the remaining agreement term or the expected product life cycle, whichever is shorter. *Acquired in-process research and development expenses* includes costs incurred in connection with (a) all upfront and milestone payments on collaboration and in-license agreements, including premiums on equity securities and (b) asset acquisitions of acquired IPR&D.

M. Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets

Long-lived assets include:

- *Property, plant and equipment*, less accumulated depreciation—These assets are recorded at cost, including any significant improvements after purchase, less accumulated depreciation. Property, plant and equipment assets, other than land and construction in progress, are depreciated on a straight-line basis over the estimated useful life of the individual assets. Depreciation begins when the asset is ready for its intended use. For tax purposes, accelerated depreciation methods are used as allowed by tax laws.
- *Identifiable intangible assets, less accumulated amortization*—These assets are recorded at fair value at acquisition. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite lives are not amortized until a useful life can be determined.

- *Goodwill*—Goodwill represents the excess of the consideration transferred for an acquired business over the assigned values of its net assets. Goodwill is not amortized.

Amortization of finite-lived acquired intangible assets is included in *Amortization of intangible assets.*

We review our long-lived assets for impairment indicators throughout the year. We perform impairment testing for indefinite-lived intangible assets and goodwill at least annually and for all other long-lived assets whenever impairment indicators are present. When necessary, we record impairments of long-lived assets for the amount by which the fair value is less than the carrying value of these assets.

Specifically:

- For finite-lived intangible assets, such as developed technology rights, and for other long-lived assets, such as property, plant and equipment, whenever impairment indicators are present, we calculate the undiscounted value of the projected cash flows for the asset, or asset group, and compare this estimated amount to the carrying amount. If the carrying amount is greater, we record an impairment loss for the excess of book value over fair value. In addition, in all cases of an impairment review, we reevaluate the remaining useful lives of the assets and modify them, as appropriate.
- For indefinite-lived intangible assets, such as brands and IPR&D assets, when necessary, we determine the fair value of the asset and record an impairment loss, if any, for the excess of book value over fair value. In addition, in all cases of an impairment review other than for IPR&D assets, we re-evaluate whether continuing to characterize the asset as indefinite-lived is appropriate.
- For goodwill, when necessary, we determine the fair value of each reporting unit and record an impairment loss, if any, for the excess of the book value of the reporting unit over the implied fair value.

N. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives

We incur restructuring charges in connection with acquisitions when we implement plans to restructure and integrate the acquired operations or in connection with our cost-reduction and productivity initiatives.

- In connection with acquisition activity, we typically incur costs associated with executing the transactions, integrating the acquired operations (which may include expenditures for consulting and the integration of systems and processes), and restructuring the combined company (which may include charges related to employees, assets and activities that will not continue in the combined company); and
- In connection with our cost-reduction/productivity initiatives, we typically incur costs and charges for site closings and other facility rationalization actions, workforce reductions and the expansion of shared services, including the development of global systems.

Included in *Restructuring charges and certain acquisition-related costs* are all restructuring charges, as well as certain other costs associated with acquiring and integrating an acquired company. If the restructuring action results in a change in the estimated useful life of an asset, that incremental impact is classified in *Cost of sales, Selling, informational and administrative expenses* and/or *Research and development expenses*, as appropriate. Employee termination costs are generally recorded when the actions are probable and estimable and include accrued severance benefits, pension and postretirement benefits, many of which may be paid out during periods after termination. Transaction costs, such as banking, legal, accounting and other similar costs incurred in connection with a business acquisition are expensed as incurred.

Our business and platform functions may be impacted by these actions, including sales and marketing, manufacturing and R&D, as well as our corporate enabling functions.

O. Cash Equivalents and Statement of Cash Flows

Cash equivalents include items almost as liquid as cash, such as certificates of deposit and time deposits with maturity periods of three months or less when purchased. If items meeting this definition are part of a larger investment pool, we classify them as *Short-term investments*.

Cash flows for financial instruments designated as fair value or cash flow hedges may be included in operating, investing or financing activities, depending on the classification of the items being hedged. Cash flows for financial instruments designated as net investment hedges are classified according to the nature of the hedging instrument. Cash flows for financial instruments that do not qualify for hedge accounting treatment are classified according to their purpose and accounting nature.

P. Investments and Derivative Financial Instruments

The classification of an investment depends on the nature of the investment, our intent and ability to hold the investment, and the degree to which we may exercise influence. Our investments are primarily comprised of the following:

- Public equity securities with readily determinable fair values, which are carried at fair value, with changes in fair value reported in *Other (income)/deductions—net.*
- Available-for-sale debt securities, which are carried at fair value, with changes in fair value reported in *Other comprehensive income/(loss)* until realized.
- Held-to-maturity debt securities, which are carried at amortized cost.
- Private equity securities without readily determinable fair values and where we have no significant influence are measured at cost minus any impairment and plus or minus adjustments resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.
- For equity investments in common stock or in-substance common stock where we have significant influence over the financial and operating policies of the investee, we use the equity-method of accounting. Under the equity-method, we record our share of the investee's income and expenses in *Other (income)/deductions—net*. The excess of the cost of the investment over our share of the underlying equity in the net assets of the investee as of the acquisition date is allocated to the identifiable assets and liabilities of the investee, with any remaining

excess amount allocated to goodwill. Such investments are initially recorded at cost, which is the fair value of consideration paid and typically does not include contingent consideration.

Realized gains or losses on sales of investments are determined by using the specific identification cost method.

We regularly evaluate all of our financial assets for impairment. For investments in debt and equity, if and when a decline in fair value is determined, an impairment charge is recorded and a new cost basis in the investment is established. For equity-method investments, an impairment charge is recorded only if and when a decline in fair value is determined to be other-than-temporary.

Derivative financial instruments are carried at fair value in certain balance sheet categories (see *Note 7A*), with changes in fair value reported in net income or, for certain qualifying hedging relationships, in *Other comprehensive income/(loss)* (see *Note 7E*).

Q. Tax Assets and Liabilities and Income Tax Contingencies

Tax Assets and Liabilities—Current tax assets primarily include (i) tax effects for intercompany transfers of inventory within our combined group, which are recognized in the consolidated statements of income when the inventory is sold to a third party and (ii) income tax receivables that are expected to be recovered either via refunds from taxing authorities or reductions to future tax obligations.

Deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws. We provide a valuation allowance when we believe that our deferred tax assets are not recoverable based on an assessment of estimated future taxable income that incorporates ongoing, prudent and feasible tax-planning strategies, that would be implemented, if necessary, to realize the deferred tax assets. Amounts recorded for valuation allowances requires judgments about future income which can depend heavily on estimates and assumptions. All deferred tax assets and liabilities within the same tax jurisdiction are presented as a net amount in the noncurrent section of our consolidated balance sheet.

The TCJA subjects a U.S. shareholder to current tax on global intangible low-taxed income earned by certain foreign subsidiaries. The FASB Staff Q&A, Topic 740, No. 5, *Accounting for Global Intangible Low-Taxed Income*, states that we are permitted to make an accounting policy election to either recognize deferred taxes for temporary basis differences expected to reverse as global intangible low-taxed income in future years or provide for the tax expense related to such income in the year the tax is incurred. We elected to recognize deferred taxes for temporary differences expected to reverse as global intangible low-taxed income in future years.

Other non-current tax assets primarily represent our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction. These potential benefits generally result from cooperative efforts among taxing authorities, as required by tax treaties to minimize double taxation, commonly referred to as the competent authority process. The recoverability of these assets, which we believe to be more likely than not, is dependent upon the actual payment of taxes in one tax jurisdiction and, in some cases, the successful petition for recovery in another tax jurisdiction.

Other taxes payable as of December 31, 2023 and 2022 include liabilities for uncertain tax positions and the noncurrent portion of the repatriation tax liability for which we elected payment over eight years through 2026. See *Note 5D* for uncertain tax positions and *Note 5A* for the repatriation tax liability and other estimates and assumptions in connection with the TCJA.

Income Tax Contingencies—We account for income tax contingencies using a benefit recognition model. If we consider that a tax position is more likely than not to be sustained upon audit, based solely on the technical merits of the position, we recognize all or a portion of the benefit. We measure the benefit by determining the amount that is greater than 50% likely of being realized upon settlement, presuming that the tax position is examined by the taxing authority with full knowledge of all relevant information.

We regularly monitor our position and subsequently recognize the unrecognized tax benefit: (i) if there are changes in tax law, analogous case law or there is new information that sufficiently raise the likelihood of prevailing on the technical merits of the position to "more likely than not"; (ii) if the statute of limitations expires; or (iii) if there is a completion of an audit resulting in a favorable settlement of that tax year with the appropriate agency. Liabilities for uncertain tax positions are classified as current only when we expect to pay cash within the next 12 months. Interest and penalties, if any, are recorded in *Provision/(benefit) for taxes on income* and are classified on our consolidated balance sheet with the related tax liability.

Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but our estimates of unrecognized tax benefits and potential tax benefits may not be representative of actual outcomes, and variation from such estimates could materially affect our financial statements in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution.

R. Pension and Postretirement Benefit Plans

The majority of our employees worldwide are covered by defined benefit pension plans, defined contribution plans or both. In the U.S., we have both IRC-qualified and supplemental (non-qualified) defined benefit plans and defined contribution plans, as well as other postretirement benefit plans consisting primarily of medical insurance for retirees and their eligible dependents. Net periodic pension and postretirement benefit costs other than the service costs are recognized in *Other (income)/deductions—net*. We immediately recognize actuarial gains and losses arising from the remeasurement of our pension and postretirement plans (mark-to-market accounting). Each time a pension or postretirement plan is remeasured, the actuarial gain or loss is recognized immediately and classified as *Other (income)/deductions—net*. We recognize the overfunded or underfunded status of each of our defined benefit plans as an asset or liability. The obligations are generally measured at the actuarial present value of all benefits attributable to employee service rendered, as provided by the applicable benefit formula. Our pension and other postretirement obligations may be determined using assumptions such as discount rate, expected annual rate of return on plan assets, expected employee turnover and participant mortality. For our pension plans, the obligation may also include assumptions as to future compensation levels. For our other postretirement benefit plans, the obligation may include assumptions as to the expected cost of providing medical insurance benefits, as well as the extent to which those costs are shared with the employee or others (such as governmental programs). Plan assets are measured at fair value.

S. Legal and Environmental Contingencies

We and certain of our subsidiaries are subject to numerous contingencies arising in the ordinary course of business, such as patent litigation, product liability and other product-related litigation, commercial and other asserted or unasserted matters, environmental claims and proceedings, government investigations and guarantees and indemnifications. In assessing contingencies related to legal and environmental proceedings that are pending against the Company, or unasserted claims that are probable of being asserted, we record accruals for these contingencies to the extent that we conclude that a loss is both probable and reasonably estimable. If some amount within a range of loss appears to be a better estimate than any other amount within the range, we accrue that amount. Alternatively, when no amount within a range of loss appears to be a better estimate than any other amount, we accrue the lowest amount in the range. We record anticipated recoveries under existing insurance contracts when recovery is assured.

T. Share-Based Payments

Our compensation programs can include share-based payments. Generally, grants under share-based payment programs are accounted for at fair value and these fair values are generally amortized on a straight-line basis or on an accelerated attribution approach over the vesting terms with the related costs recorded in *Cost of sales, Selling, informational and administrative expenses* and/or *Research and development expenses*, as appropriate.

Note 2. Acquisitions, Divestitures, Equity-Method Investments, Licensing Arrangement, Collaborative Arrangements and Research and Development Arrangement

A. Acquisitions

Seagen—On December 14, 2023 (the acquisition date), we acquired Seagen, a global biotechnology company that discovers, develops and commercializes transformative cancer medicines, for $229 per share in cash. The total fair value of the consideration transferred was $44.2 billion ($43.4 billion, net of cash acquired). In addition, in connection with the acquisition $476 million in post-closing compensation expense for Seagen employee incentive awards was recorded in *Restructuring charges and certain acquisition-related costs* (see *Note 3*). The combination of local Pfizer and Seagen entities may be pending in various jurisdictions and integration is subject to completion of various local legal and regulatory steps.

Seagen's principal business was the development, manufacture, marketing and distribution of targeted cancer therapeutics, primarily using antibody-drug conjugate technology. Seagen's portfolio includes four approved medicines as well as a pipeline of product candidates. Clinical development programs are ongoing for each of these approved medicines for potential new or expanded indications and for several product candidates. We believe our acquisition of Seagen will strengthen our oncology capabilities by allowing us to combine Seagen's antibody-drug conjugate technology with the resources and scale of the Pfizer enterprise and to advance more potential breakthroughs to patients with cancer.

The following table summarizes the provisional amounts recognized for assets acquired and liabilities assumed as of the acquisition date. The estimated values are not yet finalized (see below) and are subject to change, which could be significant. We will finalize the amounts recognized as we obtain the information necessary to complete the analyses. We expect to finalize these amounts as soon as possible but no later than one year from the acquisition date.

(MILLIONS)	Amounts Recognized as of Acquisition Date (Provisional)
Working capital, excluding inventories[a]	$ 736
Inventories[b]	4,195
Property, plant and equipment	524
Identifiable intangible assets, excluding in-process research and development[c]	7,970
In-process research and development	20,800
Other noncurrent assets	174
Net income tax accounts[d]	(6,123)
Other noncurrent liabilities	(167)
Total identifiable net assets	28,108
Goodwill	16,126
Net assets acquired/total consideration transferred	$ 44,234

[a] Includes cash and cash equivalents, accounts receivable, other current assets, accounts payable, accrued compensation and other current liabilities.
[b] Comprised of $1.0 billion current inventories and $3.1 billion noncurrent inventories.
[c] Comprised mainly of $7.5 billion of finite-lived developed technology rights with an estimated weighted-average life of approximately 18 years.
[d] As of the acquisition date, included primarily in *Noncurrent deferred tax liabilities*.

The following items are subject to change:

- Amounts for certain balances included in working capital (excluding inventories), and certain legal contingencies, pending receipt of certain information that could affect provisional amounts recorded. We do not believe any adjustments for legal contingencies will have a material impact on our consolidated financial statements.

- Amounts for identifiable intangible assets, inventories, contractual commitments, PP&E, and operating lease ROU assets and liabilities, pending finalization of valuation efforts, the completion of certain physical inventory counts and the confirmation of the physical existence and condition of certain PP&E assets.

- Amounts for income tax assets, receivables and liabilities, pending the filing of Seagen's pre-acquisition tax returns and the receipt of information, including but not limited to that from taxing authorities, which may change certain estimates and assumptions used.

As of the acquisition date, the fair value of accounts receivable approximated the book value acquired. The gross contractual amount receivable was $597 million.

In the ordinary course of business, Seagen may incur liabilities for environmental, legal and tax matters, as well as guarantees and indemnifications. These matters may include contingencies. Except as specifically excluded by the relevant accounting standard, contingencies are required to be measured at fair value as of the acquisition date if the acquisition-date fair value of the asset or liability arising from a contingency can be determined. If the acquisition-date fair value of the asset or liability cannot be determined, the asset or liability would be recognized at the acquisition date if both of the following criteria are met: (i) it is probable that an asset existed or that a liability had been incurred at the acquisition date, and (ii) the amount of the asset or liability can be reasonably estimated.

- *Environmental Matters*—In the ordinary course of business, Seagen may incur liabilities for environmental matters such as remediation work, asset retirement obligations and environmental guarantees and indemnifications.
- *Legal Matters*—Seagen is involved in various legal proceedings, including patent, intellectual property, and product liability matters of a nature considered normal to its business. The contingencies arising from legal matters are not significant to our consolidated financial statements.
- *Tax Matters*—In the ordinary course of business, Seagen incurs liabilities for income taxes. Income taxes are exceptions to both the recognition and fair value measurement principles associated with the accounting for business combinations. Reserves for income tax contingencies continue to be measured under the benefit recognition model previously used by Seagen (see *Note 1Q*). Net liabilities for income taxes as of the acquisition date were $6.1 billion, including $56 million for uncertain tax positions. The net tax liability includes $7.5 billion for the tax impact of fair value adjustments, partially offset by $1.4 billion for deferred tax assets on which Seagen had recognized a valuation allowance.

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Specifically, the goodwill recorded as part of the acquisition of Seagen includes the following:

- the expected specific synergies and other benefits that we believe will result from combining the operations of Seagen with the operations of Pfizer;
- any intangible assets that do not qualify for separate recognition, as well as future, as yet unidentified projects and products; and
- the value of the going-concern element of Seagen's existing businesses (the higher rate of return on the assembled collection of net assets versus if Pfizer had acquired all of the net assets separately).

Goodwill is not amortized and is not deductible for tax purposes. All of the goodwill related to the acquisition of Seagen is related to our Biopharma segment (see *Note 10*).

Actual and Pro Forma Impact of Acquisition—The following table presents information for Seagen's operations that are included in Pfizer's consolidated statements of income beginning from the acquisition date, December 14, 2023, through Pfizer's year-end in 2023:

(MILLIONS)	December 31, 2023
Revenues	$ 120
Net loss attributable to Pfizer Inc. common shareholders[a]	(746)

[a] Includes restructuring, integration and acquisition-related costs ($614 million pre-tax) and purchase accounting charges related to (i) the preliminary fair value adjustment for acquisition-date inventory estimated to have been sold ($109 million pre-tax); (ii) amortization expense related to the preliminary fair value of identifiable intangible assets acquired from Seagen ($25 million pre-tax); as well as (iii) depreciation expense related to the preliminary fair value adjustment of fixed assets acquired from Seagen ($2 million pre-tax).

The following table provides unaudited U.S. GAAP supplemental pro forma information as if the acquisition of Seagen had occurred on January 1, 2022:

(MILLIONS, EXCEPT PER SHARE DATA)	Unaudited Supplemental Pro Forma Consolidated Results	
	Year Ended December 31,	
	2023	2022
Revenues	$ 60,632	$ 102,127
Net income/(loss) attributable to Pfizer Inc. common shareholders	(1,474)	27,938
Diluted earnings/(loss) per share attributable to Pfizer Inc. common shareholders	(0.26)	4.87

The unaudited supplemental pro forma consolidated results do not purport to reflect what the combined company's results of operations would have been had the acquisition occurred on January 1, 2022, nor do they project the future results of operations of the combined company or reflect the expected realization of any cost savings associated with the acquisition. The actual results of operations of the combined company may differ significantly from the pro forma adjustments reflected here due to many factors.

The unaudited supplemental pro forma financial information includes various assumptions, including those related to the preliminary purchase price allocation of the assets acquired and the liabilities assumed from Seagen. The historical U.S. GAAP financial information of Pfizer and Seagen was adjusted, primarily for the following pre-tax adjustments:

- Additional amortization expense (approximately $503 million in 2023 and $526 million in 2022) related to the preliminary estimate of the fair value of identifiable intangible assets acquired.

- Additional expense related to the preliminary estimate of the fair value adjustment to acquisition-date inventory estimated to have been sold (approximately $796 million in 2023 and $887 million in 2022).

- Additional interest expense (approximately $984 million in 2023 and $2.0 billion in 2022) related to the estimated debt issued by Pfizer and the commercial paper borrowings to partially finance the acquisition.

- Elimination of interest income (approximately $1.2 billion in 2023 and $267 million in 2022) related to the debt issuance proceeds that were invested prior to the acquisition date and associated with money market funds under the assumption that a portion of these funds would have been liquidated to partially fund the acquisition.

- Adjustment to move Seagen royalty income received from collaboration partners (approximately $203 million in 2023 and $165 million in 2022) from total revenues to other (income)/deductions, which is consistent with Pfizer's presentation in 2023.

The above adjustments were then adjusted for the applicable tax impact using an estimated weighted-average statutory tax rate applied to the applicable pro forma adjustments.

The acquisition of Seagen had no impact on Pfizer's weighted-average shares as no shares were issued.

GBT—On October 5, 2022, we acquired GBT, a biopharmaceutical company dedicated to the discovery, development and delivery of life-changing treatments for underserved patient communities, starting with sickle cell disease, for $68.50 per share in cash. The total fair value of the consideration transferred was $5.7 billion ($5.2 billion, net of cash acquired). In addition, $136 million in payments to GBT employees for the fair value of previously unvested long-term incentive awards was recognized as post-closing compensation expense and recorded in *Restructuring charges and certain acquisition-related costs* (see *Note 3*).

The final allocation of the consideration transferred to the assets acquired and the liabilities assumed was completed in 2023. In connection with this business combination, we recorded: (i) $4.4 billion in *Identifiable intangible assets*, consisting of $3.0 billion of IPR&D and $1.4 billion of developed technology rights with a useful life of six years, (ii) $1.1 billion of *Goodwill,* (iii) $644 million of inventories to be sold over approximately three years, (iv) $516 million of net deferred tax liabilities and (v) $331 million of assumed long-term debt that was paid in full in the fourth quarter of 2022.

Biohaven—On October 3, 2022, we acquired Biohaven, the maker of Nurtec ODT/Vydura (rimegepant), an innovative therapy approved for both acute treatment of migraine and prevention of episodic migraine in adults. The transaction included the acquisition of Biohaven's CGRP programs, including rimegepant, zavegepant and a portfolio of five pre-clinical CGRP assets. Under the terms of the agreement, we acquired all outstanding common shares of Biohaven not already owned by us for $148.50 per share, in cash, for payments of approximately $11.5 billion, plus repayment of third-party debt of $863 million and redemption of Biohaven's redeemable preferred stock for $495 million. Effective immediately prior to the closing of the acquisition, Biohaven completed the spin-off of Biohaven Ltd. (NYSE: BHVN), distributing Biohaven Ltd.'s shares to Biohaven shareholders. Biohaven Ltd. became a new publicly traded company that retained Biohaven's non-CGRP development stage pipeline compounds. Pfizer, a Biohaven shareholder, received a pro rata portion of Biohaven Ltd.'s shares in the distribution and owns approximately 1.3% of Biohaven Ltd. as of December 31, 2023.

This acquisition follows on the November 2021 collaboration for the commercialization of rimegepant and zavegepant outside the U.S., in connection with which Pfizer acquired 2.6% of Biohaven's common stock (see *Note 2E*). Biohaven Ltd. also has the right to receive tiered royalties from Pfizer on any annual net sales of rimegepant and zavegepant in the U.S. in excess of $5.25 billion. This contingent consideration was determined to have no fair value as of the acquisition date. Pfizer also acquired Biohaven's commitments for payment of high single digit to mid-teen percentage tiered royalties on world-wide net sales excluding China and low to high single digit royalties on net sales in China of rimegepant and zavegepant as well as certain regulatory approval and commercial milestone payments associated with rimegepant and zavegepant of up to $1.1 billion under pre-existing third-party license and other agreements. These milestone amounts have been reduced by $608 million since the acquisition due to payments made and renegotiation of certain of the applicable agreements.

The total fair value of the consideration transferred was $11.8 billion, which includes the fair value of Pfizer's previous investment in Biohaven on the acquisition date of approximately $300 million. The final allocation of the consideration transferred to the assets acquired and the liabilities assumed was completed in 2023. In connection with this business combination, we recorded: (i) $12.1 billion in *Identifiable intangible assets*, consisting of $11.6 billion of developed technology rights with a useful life of 11 years and $450 million of IPR&D, (ii) $823 million of *Goodwill*, (iii) $813 million of inventories to be sold over approximately two years, (iv) $398 million of trade accounts receivable, (v) $1.4 billion of assumed long-term debt that was paid in full in the fourth quarter of 2022, (vi) $544 million of net deferred tax liabilities and (vii) $526 million of *Other current liabilities*.

Arena—On March 11, 2022, we acquired Arena, a clinical stage company with development-stage therapeutic candidates in gastroenterology, dermatology and cardiology, for $100 per share in cash. The total fair value of the consideration transferred was $6.6 billion ($6.2 billion, net of cash acquired). In addition, $138 million in payments to Arena employees for the fair value of previously unvested long-term incentive awards was recognized as post-closing compensation expense and recorded in *Restructuring charges and certain acquisition-related costs* (see *Note 3*).

The final allocation of the consideration transferred to the assets acquired and the liabilities assumed was completed in 2023. In connection with this business combination, we recorded: (i) $5.5 billion in *Identifiable intangible assets*, consisting of $5.0 billion of IPR&D and $460 million of indefinite-lived licensing agreements and other, (ii) $1.0 billion of *Goodwill* and (iii) $490 million of net deferred tax liabilities.

ReViral—On June 9, 2022, we acquired ReViral, a privately held, clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel antiviral therapeutics that target respiratory syncytial virus, for a total consideration of up to $536 million, including upfront payments of $436 million upon closing (including a base payment of $425 million plus working capital adjustments) and an additional $100 million contingent upon a future development milestone for a secondary pipeline asset. It was subsequently determined the applicable milestone was not achieved.

We accounted for the transaction as an asset acquisition since the lead asset, sisunatovir, represented substantially all of the fair value of the gross assets acquired. At the acquisition date, we recorded a $426 million charge representing an acquired IPR&D asset with no alternative use in *Acquired in-process research and development expenses*, which is presented as a cash outflow from operating activities. Other assets acquired and liabilities assumed were not significant.

Trillium—On November 17, 2021, we acquired all of the issued and outstanding common stock not already owned by Pfizer of Trillium, a clinical stage immuno-oncology company developing therapies targeting cancer immune evasion pathways and specific cell targeting approaches, for $18.50 per share in cash, for total consideration of $2.0 billion, net of cash acquired. As a result, Trillium became our wholly owned subsidiary. We previously held a 2% ownership investment in Trillium. Trillium's lead program, TTI-622, is an investigational fusion protein that is designed to block the inhibitory activity of CD47, a molecule that is overexpressed by a wide variety of tumors.

We accounted for the transaction as an asset acquisition since the lead asset, TTI-622, represented substantially all of the fair value of the gross assets acquired, which exclude cash acquired. At the acquisition date, we recorded a $2.1 billion charge representing an acquired IPR&D asset with no alternative future use in *Acquired in-process research and development expenses*, of which the $2.0 billion net cash consideration is presented as a cash outflow from operating activities. In connection with this acquisition, we recorded $256 million of assets acquired primarily consisting of cash and investments. Liabilities assumed were approximately $81 million.

Pro forma information for the aforementioned acquisitions (except for Seagen) has not been presented because these acquisitions were not material to our consolidated financial statements.

B. Divestitures

Divestiture of Early-Stage Rare Disease Gene Therapy Portfolio—On September 19, 2023, we completed an agreement with Alexion, under which Alexion purchased and licensed the assets of our early-stage rare disease gene therapy portfolio. This agreement is consistent with our previously announced strategy to pivot from viral capsid-based gene therapy approaches to harnessing new platform technologies that we believe can have a transformative impact on patients, such as mRNA or in vivo gene editing. Under the terms of the agreement, Alexion will pay us total consideration of up to $1 billion, consisting of an upfront payment of $300 million which was paid at closing and future contingent milestone payments, plus tiered royalties based on annual net sales of the assets. In connection with the closing of the transaction, Pfizer recognized a $222 million pre-tax gain in *Other (income)/deductions—net* (see *Note 4*).

Discontinued Operations

Meridian—On December 31, 2021, we completed the sale of our Meridian subsidiary for approximately $51 million in cash and recognized a loss of approximately $167 million, net of tax, in *Discontinued operations—net of tax*. In connection with the sale, Pfizer and the purchaser of Meridian entered into various agreements to provide a framework for our relationship after the sale, including interim TSAs and an MSA. Services under the TSAs are completed as of December 31, 2023. The MSA is for a term of three years post sale with a two year extension period. Amounts recorded under the interim TSAs and MSA in 2023 and 2022 were not material to our operations. No amounts were recorded under these arrangements in 2021.

Upjohn Separation and Combination with Mylan—In connection with the 2020 spin-off and the combination of the Upjohn Business with Mylan to form Viatris, Pfizer and Viatris entered into various agreements, including a separation and distribution agreement, interim operating models, including agency arrangements, MSAs, TSAs, a tax matters agreement, and an employee matters agreement, among others. The interim agency operating model arrangements primarily include billings, collections and remittance of rebates that we are performing on a transitional basis on behalf of Viatris. Under the MSAs, Pfizer or Viatris, as the case may be, manufactures, labels and packages products for the other party. The terms of the MSAs range in initial duration from four to seven years post-separation. Services under the TSAs were largely completed as of December 31, 2023. Amounts recorded under the above agreements in 2023, 2022 and 2021 were not material to our operations. Net amounts due to Viatris under the above agreements were $33 million as of December 31, 2023 and $94 million as of December 31, 2022. The cash flows associated with the above agreements are included in *Net cash provided by operating activities from continuing operations,* except for a $277 million payment to Viatris made in 2021 pursuant to terms of the separation agreement, which is reported in *Other financing activities, net*.

Components of *Discontinued operations—net of tax:*

(MILLIONS)	Year Ended December 31,(a)		
	2023	2022	2021
Total revenues	$ —	$ —	$ 277
Costs and expenses:			
Cost of sales	—	—	204
Selling, informational and administrative expenses	—	8	26
Research and development expenses	—	—	9
Acquired in-process research and development expenses	—	—	—
Amortization of intangible assets	—	—	45
Restructuring charges and certain acquisition-related costs	—	—	2
Other (income)/deductions—net	(11)	(20)	365
Pre-tax income/(loss) from discontinued operations	11	12	(375)
Provision/(benefit) for taxes on income	26	13	(107)
Income/(loss) from discontinued operations—net of tax	(15)	(1)	(268)
Pre-tax gain/(loss) on sale of discontinued operations	—	10	(211)
Provision/(benefit) for taxes on income	—	2	(44)
Gain/(loss) on sale of discontinued operations—net of tax	—	7	(167)
Discontinued operations—net of tax	$ (15)	$ 6	$ (434)

(a) In 2023 and 2022, *Discontinued operations—net of tax* relates to post-close adjustments. In 2021, *Discontinued operations—net of tax* primarily includes (i) the operations of Meridian prior to its sale on December 31, 2021 recognized in Income/(loss) from discontinued operations—net of tax, which includes a pre-tax expense to resolve an MDL relating to EpiPen against the Company in the U.S. District Court for the District of Kansas for $345 million; and (ii) the after tax loss of $167 million related to the sale of Meridian recognized in Gain/(loss) on sale of discontinued operations—net of tax. To a much lesser extent, *Discontinued operations—net of tax* in 2021 also includes the operations of the Mylan-Japan collaboration prior to its termination on December 21, 2020 and post-close adjustments directly related to our former Upjohn and Nutrition discontinued businesses, including adjustments for tax, benefits and legal-related matters recognized in Income/(loss) from discontinued operations—net of tax.

C. Equity-Method Investments

Haleon/Consumer Healthcare JV—On July 18, 2022, GSK completed a demerger of the Consumer Healthcare JV which became Haleon, an independent, publicly traded company listed on the London Stock Exchange that holds the joint historical consumer healthcare business of GSK and Pfizer following the demerger. We continue to own 32% of Haleon as of December 31, 2023.

The carrying value of our investment in Haleon as of December 31, 2023 and December 31, 2022 was $11.5 billion and $10.8 billion, respectively, and is reported in *Equity-method investments*. The fair value of our investment in Haleon as of December 31, 2023, based on quoted market prices of Haleon stock, was $12.1 billion. Haleon/the Consumer Healthcare JV is a foreign investee whose reporting currency is the U.K. pound, and therefore we translate its financial statements into U.S. dollars and recognize the impact of foreign currency translation adjustments in the carrying value of our investment and in other comprehensive income. The increase in the value of our investment from December 31, 2022 to December 31, 2023 is primarily due to our share of Haleon's earnings of $489 million as well as $280 million in pre-tax foreign currency translation adjustments (see *Note 6*), partially offset by $153 million in dividends. We record our share of earnings from Haleon/the Consumer Healthcare JV on a quarterly basis on a one-quarter lag in *Other (income)/deductions—net*. Our total share of Haleon's earnings generated in the fourth quarter of 2022 and the first nine months of 2023, which we recorded in our operating results in 2023, was $489 million. Our total share of Haleon/the Consumer Healthcare JV's earnings generated in the fourth quarter of 2021 and the first nine months of 2022, which we recorded in our operating results in 2022, was $536 million. Our total share of the JV's earnings generated in the fourth quarter of 2020 and the first nine months of 2021, which we recorded in our operating results in 2021, was $495 million. As part of the initial accounting for our investment in the Consumer Healthcare JV in 2019, we determined that the difference between the initial fair value of our investment less our underlying equity in the carrying value of the net assets of the JV resulted in an initial excess basis difference of $4.8 billion. We allocated the difference primarily to inventory, definite-lived intangible assets, indefinite-lived intangible assets, related deferred tax liabilities, and equity-method goodwill. We recognize amortization of these basis differences in *Other (income)/deductions—net*. Amortization of basis differences on inventory and related deferred tax liabilities was completely recognized by the second quarter of 2020. Basis differences on definite-lived intangible assets and related deferred tax liabilities are being amortized over the lives of the underlying assets, which range from 8 to 20 years. In 2022, our equity-method income included in *Other (income)/ deductions—net* also included charges of $100 million, primarily for adjustments to our equity-method basis differences related to the separation of Haleon/the Consumer Healthcare JV from GSK. The total amortization and adjustment of basis differences resulting from the excess of the initial fair value of our investment over the underlying equity in the carrying value of the net assets of Haleon/the Consumer Healthcare JV was not material to our results of operations in 2023 and 2021. See *Note 4.*

Summarized financial information for our equity-method investee, Haleon/the Consumer Healthcare JV, as of September 30, 2023, the most recent period available, and as of September 30, 2022 and for the periods ending September 30, 2023, 2022, and 2021 is as follows:

(MILLIONS)	September 30, 2023	September 30, 2022
Current assets	$ 5,876	$ 5,932
Noncurrent assets	36,954	35,204
Total assets	$ 42,830	$ 41,137
Current liabilities	$ 6,117	$ 5,235
Noncurrent liabilities	15,744	17,220
Total liabilities	$ 21,862	$ 22,455
Equity attributable to shareholders	$ 20,719	$ 18,455
Equity attributable to noncontrolling interests	249	227
Total net equity	$ 20,968	$ 18,682

	For the Twelve Months Ending		
(MILLIONS)	September 30, 2023	September 30, 2022	September 30, 2021
Net sales	$ 13,921	$ 13,566	$ 12,836
Cost of sales	(5,580)	(5,081)	(4,755)
Gross profit	$ 8,341	$ 8,486	$ 8,081
Income from continuing operations	1,606	1,745	1,614
Net income	1,606	1,745	1,614
Income attributable to shareholders	1,528	1,675	1,547

In connection with GSK's previously announced planned demerger of at least 80% of GSK's 68% equity interest in the Consumer Healthcare JV, in March 2022 the Consumer Healthcare JV completed its offering of a total aggregate principal amount of $8.75 billion in U.S. dollar-denominated senior notes of various maturities, €2.35 billion in euro-denominated senior notes of various maturities and £700 million in U.K. pound-denominated senior notes of various maturities (collectively, the "notes"). The notes were guaranteed by GSK generally up to and excluding the date of the demerger (the "Guarantee Assumption Date"). We agreed to indemnify GSK for 32% (representing our pro rata equity interest in the Consumer Healthcare JV) of any amount payable by GSK pursuant to its guarantee of the notes. Our indemnity was provided solely for the benefit of GSK. Neither we nor any of our subsidiaries were an issuer or guarantor of any of the notes.

Following its issuance of the notes in March 2022, which fell in our international second quarter of 2022, the Consumer Healthcare JV loaned to us and GSK the net proceeds received from the notes on a pro rata equity ownership basis, for which we received a loan of £2.9 billion ($3.7 billion as of the end of our second quarter of 2022), at an interest rate of 1.365% per annum payable semi-annually in arrears. In conjunction with the demerger, we received £3.5 billion ($4.2 billion) in dividends from the JV in July 2022, of which $4.0 billion related to a one-time pre-separation dividend, which decreased the carrying value of our investment and are included in *Net cash provided by/(used in) investing activities*. Simultaneous with the receipt of the dividends, we repaid the £2.9 billion loan from the JV. GSK similarly received pro rata dividends and simultaneously repaid its pro rata loan from the JV. In conjunction with these transactions, our indemnification of GSK's guarantee discussed above was terminated.

Investment in ViiV—In 2009, we and GSK created ViiV, which is focused on research, development and commercialization of human immunodeficiency virus (HIV) medicines. We own approximately 11.7% of ViiV, and prior to 2016 we accounted for our investment under the equity method due to the significant influence that we have over the operations of ViiV through our board representation and minority veto rights. We suspended application of the equity method to our investment in ViiV in 2016 when the carrying value of our investment was reduced to zero due to the recognition of cumulative equity-method losses and dividends, and therefore we no longer record our proportionate share of ViiV's net income (loss) in our results of operations. Since 2016, we have recognized dividends from ViiV as income in *Other (income)/deductions—net* when earned, including dividends of $265 million in 2023, $314 million in 2022 and $166 million in 2021 (see *Note 4*).

Summarized financial information for our equity-method investee, ViiV, as of December 31, 2023 and 2022 and for the years ending December 31, 2023, 2022, and 2021 is as follows:

	As of December 31,	
(MILLIONS)	2023	2022
Current assets	$ 4,237	$ 4,043
Noncurrent assets	3,009	3,014
Total assets	$ 7,245	$ 7,057
Current liabilities	$ 4,085	$ 3,780
Noncurrent liabilities	5,998	5,996
Total liabilities	$ 10,083	$ 9,777
Total net equity/(deficit) attributable to shareholders	$ (2,838)	$ (2,720)

(MILLIONS)		Year Ended December 31,				
		2023		2022		2021
Net sales	$	**7,845**	$	6,955	$	6,380
Cost of sales		**(1,060)**		(819)		(682)
Gross profit	$	**6,785**	$	6,135	$	5,698
Income from continuing operations		**3,090**		3,108		2,040
Net income		**3,090**		3,108		2,040
Income attributable to shareholders		**3,090**		3,108		2,040

D. Licensing Arrangement

Agreement with Valneva—In June 2022, we entered into an Equity Subscription Agreement, under which we invested €90.5 million ($95 million) in Valneva to further support our arrangement to co-develop and commercialize Lyme disease vaccine candidate, VLA15, which we originally entered into with Valneva in 2020. In addition, we updated the terms of our existing co-development and commercialization agreement for VLA15. Valneva will now fund 40% of the remaining shared development costs, and we will pay Valneva tiered royalties ranging from 14% to 22%, compared to royalties starting at 19% in the initial agreement. In addition, the royalties will be complemented by up to $100 million in milestones payable to Valneva based on cumulative sales. Other early commercialization milestones are unchanged. As of December 31, 2023, we held a 6.9% equity stake of Valneva.

E. Collaborative Arrangements

We enter into collaborative arrangements with respect to in-line medicines, as well as medicines in development that require completion of research and regulatory approval. Collaborative arrangements are contractual agreements with third parties that involve a joint operating activity, typically a research and/or commercialization effort, where both we and our partner are active participants in the activity and are exposed to the significant risks and rewards of the activity. Our rights and obligations under our collaborative arrangements vary. For example, we have agreements to co-promote pharmaceutical products discovered by us or other companies, and we have agreements where we partner to co-develop and/or participate together in commercializing, marketing, promoting, manufacturing and/or distributing a drug product or vaccine.

Collaboration with Biohaven—In November 2021, we entered into a collaboration and license agreement and related sublicense agreement with Biohaven and certain of its subsidiaries to commercialize rimegepant and zavegepant for the treatment and prevention of migraines outside of the U.S., subject to regulatory approval. Under the terms of the agreement, Biohaven would lead R&D globally and we would have the exclusive right to commercialization globally, outside of the U.S. Upon the closing of the transaction on January 4, 2022, we paid Biohaven $500 million, including an upfront payment of $150 million and an equity investment of $350 million. We recognized $263 million for the upfront payment and premium paid on our equity investment in *Acquired in-process research and development expenses.* In October 2022, we acquired all outstanding common shares of Biohaven not already owned by us for $148.50 per share, in cash, for payments of approximately $11.5 billion. See *Note 2A.* This acquisition represented a settlement of the pre-existing relationship, and we determined that no gain or loss was required to be recognized.

Collaborations with BioNTech—On December 30, 2021, we entered into a research, development and commercialization agreement to develop a potential first mRNA-based vaccine for the prevention of shingles (herpes zoster virus) based on BioNTech's proprietary mRNA technology and our antigen technology. Under the terms of the agreement, we agreed to pay BioNTech $225 million, including an upfront cash payment of $75 million and an equity investment of $150 million. BioNTech is eligible to receive future regulatory and sales milestone payments of up to $200 million. In return, BioNTech agreed to pay us $25 million for our proprietary antigen technology. The net upfront payment to BioNTech was recorded to *Acquired in-process research and development expenses* in our fourth quarter of 2021. We and BioNTech share development costs. We will have commercialization rights to the potential vaccine worldwide, excluding Germany, Turkey and certain developing countries where BioNTech will have commercialization rights. We and BioNTech will share gross profits from commercialization of any product. As of December 31, 2023, we held an equity stake of 2.7% of BioNTech.

On April 9, 2020, we signed a global agreement with BioNTech to co-develop a mRNA-based coronavirus vaccine program aimed at preventing COVID-19 infection, which resulted in the development of Comirnaty. On January 29, 2021, we and BioNTech signed an amended version of the April 2020 agreement. Under the January 2021 agreement, BioNTech paid us their 50 percent share of prior development costs in a lump sum payment during the first quarter of 2021. Further R&D costs are being shared equally. We have commercialization rights to the vaccine worldwide, excluding Germany and Turkey where BioNTech markets and distributes the vaccine under the agreement with us, and excluding China, Hong Kong, Macau and Taiwan, which are subject to a separate collaboration between BioNTech and Shanghai Fosun Pharmaceutical (Group) Co., Ltd. We recognize revenues and cost of sales on a gross basis in markets where we are commercializing the vaccine and we record our share of gross profits related to sales of the vaccine by BioNTech in Germany and Turkey in *Alliance revenues*.

Collaboration with Beam—On December 24, 2021, we entered into a multi-year research collaboration with Beam to utilize Beam's in vivo base editing programs, which use mRNA and lipid nanoparticles, for three targets for rare genetic diseases of the liver, muscle and central nervous system. Under the terms of the agreement, Beam conducts all research activities through development candidate selection for three undisclosed targets, which are not included in Beam's existing programs, and we may opt in to obtain exclusive licenses to each development candidate. Beam has a right to opt in, at the end of phase 1/2 studies, upon the payment by Beam of an option exercise fee, to a global co-development and co-commercialization agreement with respect to one program licensed under the collaboration pursuant to which we and Beam would share net profits as well as development and commercialization costs in a 65%/35% ratio (Pfizer/Beam). Upon entering into the agreement, we recorded $300 million in *Acquired in-process research and development expenses* in the fourth quarter of 2021 for an upfront payment due to Beam, and if we exercise our opt in to licenses for all three targets, Beam will be eligible for up to an additional $1.05 billion in development, regulatory and commercial milestone payments for a potential total deal consideration of up to $1.35 billion. Beam is also eligible to receive royalties on global net sales for each licensed program.

Collaboration with Arvinas—On July 21, 2021, we entered into a global collaboration with Arvinas to develop and commercialize ARV-471, an investigational oral PROTAC® (PROteolysis TArgeting Chimera) estrogen receptor protein degrader. The estrogen receptor is a well-known disease driver in most breast cancers. In connection with the agreement, we made an upfront cash payment of $650 million to Arvinas and we made a $350 million equity investment in the common stock of Arvinas. We recognized $706 million for the upfront payment and a premium paid on our equity investment in *Acquired in-process research and development expenses* in our third quarter of 2021. Arvinas is also eligible to receive up to $400 million in approval milestones and up to $1 billion in commercial milestones. The companies equally share worldwide development costs, commercialization expenses and profits. As of December 31, 2023, we held a 5.1% equity stake of Arvinas.

Summarized Financial Information for Collaborative Arrangements

The following provides the amounts and classification of payments (income/(expense)) between us and our collaboration partners:

(MILLIONS)	Year Ended December 31,		
	2023	2022	2021
Product revenues[a]	$ **212**	$ 437	$ 590
Alliance revenues[b]	**7,582**	8,537	7,652
Total revenues from collaborative arrangements	$ **7,795**	$ 8,974	$ 8,241
Cost of sales[c]	$ **(4,277)**	$ (15,589)	$ (16,169)
Selling, informational and administrative expenses[d]	**(267)**	(196)	(175)
Research and development expenses[e]	**219**	272	314
Acquired in-process research and development expenses[f]	**(13)**	(339)	(1,056)
Other income/(deductions)—net[g]	**630**	664	820

[a] Represents sales to our partners of products manufactured by us.
[b] Substantially all relates to amounts earned from our partners under co-promotion agreements. The decrease in 2023 was primarily driven by a decline in Alliance revenues from Comirnaty, partially offset by an increase in Alliance revenues from Eliquis. The increase in 2022 was primarily driven by increases in Alliance revenues from Eliquis, Comirnaty and Bavencio.
[c] Primarily relates to amounts paid to collaboration partners for their share of net sales or profits earned in collaboration arrangements where we are the principal in the transaction, and cost of sales for inventory purchased from our partners. The decreases in 2023 and in 2022 primarily relate to Comirnaty.
[d] Represents net reimbursements to our partners for selling, informational and administrative expenses incurred.
[e] Represents net reimbursements from our partners for research and development expenses incurred.
[f] Primarily relates to upfront payments to our partners as well as premiums paid on our equity investments in the common stock of our partners.
[g] Primarily relates to royalties from our collaboration partners.

The amounts outlined in the above table do not include transactions with third parties other than our collaboration partners, or other costs for the products under the collaborative arrangements.

F. Research and Development Arrangement

Research and Development Funding Arrangement with Blackstone—In April 2023, we entered into an arrangement with Blackstone under which we will receive up to a total of $550 million in 2023 through 2026 to co-fund our quarterly development costs for specified treatments. As there is substantive transfer of risk to the financial partner, the development funding is recognized by us as an obligation to perform contractual services. We are recognizing the funding as a reduction of *Research and development expenses* using an attribution model over the period of the related expenses. The reduction to *Research and development expenses* in 2023 was $175 million. If successful, upon regulatory approval in the U.S. or certain major markets in the EU for the indications based on the applicable clinical trials, Blackstone will be eligible to receive approval-based fixed milestone payments of up to $468 million contingent upon the successful results of the clinical trials. Fixed milestone payments due upon approval will be recorded as intangible assets and amortized to *Amortization of intangible assets* over the shorter of the term of the agreement or estimated commercial life of the product. Following potential regulatory approval, Blackstone will be eligible to receive a combination of fixed milestone payments of up to $550 million in total based on achievement of certain levels of cumulative applicable net sales, as well as royalties based on a mid-to-high single digit percentage of the applicable net sales. Fixed sales-based milestone payments will be recorded as intangible assets and amortized to *Amortization of intangible assets* over the shorter of the term of the agreement or estimated commercial life of the product, and royalties on net sales will be recorded as *Cost of sales* when incurred.

Note 3. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives

A. Restructuring Programs

Transforming to a More Focused Company Program—In 2019, we announced that we would be incurring costs associated with our Transforming to a More Focused Company Program, a multi-year effort to ensure our cost base aligned appropriately with our operating structure following Pfizer's transformation into a more focused, innovative science-based global biopharmaceutical business. This program included activities to (i) restructure our corporate enabling functions to appropriately support our operating structure; (ii) transform our commercial go-to-market model; and (iii) optimize our manufacturing network and R&D operations. The costs to restructure our corporate enabling functions, and to optimize our R&D operations and reduce cycle times, as well as to further prioritize our internal R&D portfolio, primarily included severance and implementation costs. The costs to optimize our manufacturing network largely included severance, implementation costs, product transfer costs, site exit costs, and accelerated depreciation. From the start of this program in the fourth quarter of 2019 through December 31, 2023, we incurred costs of $4.0 billion, of which $1.5 billion ($1.0 billion of restructuring charges) was associated with our Biopharma segment and have substantially completed this program.

Realigning our Cost Base Program—In the fourth quarter of 2023, we announced that we launched a multi-year, enterprise-wide cost realignment program that aims to realign our costs with our longer-term revenue expectations. We expect costs associated with this multi-year effort to continue through 2024 and to total approximately $3.0 billion, primarily representing cash expenditures for severance and implementation costs, of which $1.1 billion is associated with our Biopharma segment.

In 2023, we incurred costs under this program of $1.7 billion, of which $674 million (including $665 million of restructuring charges) is associated with our Biopharma segment.

B. Key Activities

The following summarizes costs and credits for acquisitions and cost-reduction/productivity initiatives:

(MILLIONS)	Year Ended December 31,		
	2023	2022	2021
Restructuring charges/(credits):			
Employee terminations	$ 1,622	$ 776	$ 680
Asset impairments	227	52	53
Exit costs/(credits)	119	54	8
Restructuring charges/(credits)[a]	1,968	882	741
Transaction costs[b]	190	144	20
Integration costs and other[c]	785	348	41
Restructuring charges and certain acquisition-related costs	2,943	1,375	802
Net periodic benefit costs/(credits) recorded in *Other (income)/deductions—net*	(7)	(9)	(63)
Additional depreciation—asset restructuring recorded in our consolidated statements of income as follows[d]:			
Cost of sales	31	34	63
Selling, informational and administrative expenses	1	2	23
Total additional depreciation—asset restructuring	32	36	87
Implementation costs recorded in our consolidated statements of income as follows[e]:			
Cost of sales	67	54	45
Selling, informational and administrative expenses	289	560	426
Research and development expenses	101	2	1
Total implementation costs	457	616	472
Total costs associated with acquisitions and cost-reduction/productivity initiatives	$ 3,426	$ 2,018	$ 1,298

[a] Primarily represents cost-reduction initiatives. Amounts associated with our Biopharma segment: $672 million for 2023 (including charges of $665 million for Realigning our Cost Base Program and credits of $20 million for Transforming to a More Focused Company program), $354 million for 2022 (including charges of $291 million for Transforming to a More Focused Company program) and $610 million for 2021 (including charges of $612 million for Transforming to a More Focused Company program).

[b] Represents external costs for banking, legal, accounting and other similar services.

[c] Represents external, incremental costs directly related to integrating acquired businesses, such as expenditures for consulting and the integration of systems and processes, and certain other qualifying costs. 2023 costs mostly relate to our acquisition of Seagen, including $476 million that was recognized as a post-closing compensation expense for payments to Seagen employees in the fourth quarter of 2023 for the fair value of long-term incentive awards that vested upon closing and the expense for employee incentive awards issued in contemplation of the merger. 2022 costs mostly related to our acquisitions of Arena and GBT, including $138 million in payments to Arena employees in the first quarter of 2022 and $136 million in payments to GBT employees in the fourth quarter of 2022 for the fair value of previously unvested long-term incentive awards that was recognized as post-closing compensation expense. See *Note 2A.* 2021 costs primarily related to our acquisition of Trillium.

[d] Represents the impact of changes in the estimated useful lives of assets involved in restructuring actions.

[e] Represents external, incremental costs directly related to implementing our non-acquisition-related cost-reduction/productivity initiatives.

The following summarizes the components and changes in restructuring accruals:

(MILLIONS)	Employee Termination Costs	Asset Impairment Charges	Exit Costs	Accrual
Balance, January 1, 2022	$ 1,014	$ —	$ 57	$ 1,071
Provision	776	52	54	882
Utilization and other[a]	(594)	(52)	(103)	(750)
Balance, December 31, 2022[b]	1,196	—	8	1,204
Provision	**1,622**	**227**	**119**	**1,968**
Utilization and other[a]	**(840)**	**(227)**	**(116)**	**(1,184)**
Balance, December 31, 2023[c]	$ **1,978**	$ **—**	$ **11**	$ **1,988**

[a] Other activity includes adjustments for foreign currency translation that are not material to our consolidated financial statements.

[b] Included in *Other current liabilities* ($991 million) and *Other noncurrent liabilities* ($213 million).

[c] Included in *Other current liabilities* ($1.3 billion) and *Other noncurrent liabilities* ($663 million).

Note 4. Other (Income)/Deductions—Net

Components of *Other (income)/deductions—net* include:

(MILLIONS)	2023	2022	2021
	Year Ended December 31,		
Interest income	$ (1,624)	$ (251)	$ (36)
Interest expense[a]	2,209	1,238	1,291
Net interest expense[b]	585	987	1,255
Royalty-related income	(1,058)	(845)	(857)
Net (gains)/losses recognized during the period on equity securities[c]	(1,590)	1,273	(1,344)
Income from collaborations, out-licensing arrangements and sales of compound/product rights[d]	(154)	(188)	(396)
Net periodic benefit costs/(credits) other than service costs	(610)	(849)	(2,547)
Certain legal matters, net[e]	474	230	182
Certain asset impairments[f]	3,024	421	86
Haleon/Consumer Healthcare JV equity method (income)/loss[g]	(505)	(436)	(471)
Other, net[h]	(1,002)	(378)	(786)
Other (income)/deductions—net	$ (835)	$ 217	$ (4,878)

[a] Capitalized interest totaled $160 million in 2023, $124 million in 2022 and $108 million in 2021.

[b] The decrease in net interest expense in 2023 reflects higher interest expense driven by our $31 billion aggregate principal amount of senior unsecured notes issued in May 2023 as part of the financing for our acquisition of Seagen, which was more than offset by higher interest income on the investment of the net proceeds from the debt issuance.

[c] 2023 net gains primarily include, among other things, a realized gain of $1.7 billion related to our investment in Telavant Holdings, Inc. and unrealized gains of $297 million related to our investment in Cerevel Therapeutics Holdings, Inc (Cerevel), partially offset by unrealized losses of $292 million related to our investment in BioNTech. 2022 net losses included, among other things, unrealized losses of $986 million related to investments in BioNTech, Allogene Therapeutics, Inc. and Arvinas. 2021 net gains included, among other things, unrealized gains of $1.6 billion related to investments in BioNTech and Cerevel.

[d] 2021 included, among other things, $188 million of net collaboration income from BioNTech related to Comirnaty.

[e] 2023 primarily includes certain product liability and other legal expenses related to products discontinued and/or divested by Pfizer and legal obligations related to pre-acquisition matters. 2022 primarily included certain product liability and other legal expenses related to products discontinued and/or divested by Pfizer. 2021 primarily included certain product liability expenses related to products discontinued and/or divested by Pfizer, and to a lesser extent, legal obligations related to pre-acquisition matters.

[f] 2023 primarily represents intangible asset impairment charges of $3.0 billion, of which $2.9 billion is associated with our Biopharma segment ($2.8 billion recorded in the fourth quarter), including: $1.4 billion for etrasimod (Velsipity) IPR&D, based on a change in development plans for additional indications and overall revenue expectations, $964 million for Prevnar 13 developed technology rights ($834 million for pediatric and $130 million for adult), due to updated commercial forecasts mainly reflecting a transition to higher serotype coverage, and $486 million for various other IPR&D assets and developed technology rights, due to updated commercial forecasts mainly reflecting competitive pressures and/or prioritization decisions. 2023 also includes $128 million associated with Other business activities, related to IPR&D and developed technology rights for acquired software assets and reflects unfavorable pivotal trial results and updated commercial forecasts. 2022 represented intangible asset impairment charges associated with our Biopharma segment of: $200 million for an IPR&D asset for the unapproved indication of symptomatic dilated cardiomyopathy due to a mutation of the gene encoding the lamin A/C protein that resulted from the Phase 3 trial reaching futility at a pre-planned interim analysis and $171 million for developed technology rights due to updated commercial forecasts mainly reflecting competitive pressures. 2022 also included intangible asset impairment charges of $50 million associated with PC1, related to finite-lived licensing agreements and reflected updated contract manufacturing forecasts reflecting changes to market dynamics.

[g] See *Note 2C*.

[h] 2023 includes, among other things, (i) dividend income of $265 million from our investment in ViiV and $211 million from our investment in Nimbus resulting from Takeda's acquisition of Nimbus's oral, selective allosteric tyrosine kinase 2 (TYK2) inhibitor program subsidiary and (ii) a $222 million gain on the divestiture of our early-stage rare disease gene therapy portfolio to Alexion. 2022 included, among other things, (i) dividend income of $314 million from our investment in ViiV, (ii) income net of costs associated with TSAs of $142 million and (iii) charges of $77 million, reflecting the change in the fair value of contingent consideration. 2021 included, among other things, (i) income net of costs associated with TSAs of $288 million, (ii) dividend income of $166 million from our investment in ViiV and (iii) charges of $142 million, reflecting the change in the fair value of contingent consideration.

Additional information about the intangible assets that were impaired during 2023 follows:

(MILLIONS)	Amount	Level 1	Level 2	Level 3	Impairment
	Fair Value[a]				**Year Ended December 31, 2023**
Intangible assets—IPR&D[b]	$ 3,860	$ —	$ —	$ 3,860	$ 1,704
Intangible assets—Developed technology rights[b]	1,942	—	—	1,942	1,184
Intangible assets—Licensing agreements and other[b]	—	—	—	—	120
Total	$ 5,802	$ —	$ —	$ 5,802	$ 3,008

[a] The fair value amounts are presented as of the date of impairment, as these assets are not measured at fair value on a recurring basis. See also *Note 1E*.

[b] Reflects intangible assets written down to fair value in 2023. Fair value was determined using the income approach, specifically the multi-period excess earnings method, also known as the discounted cash flow method. We started with a forecast of all the expected net cash flows for the asset and then applied an asset-specific discount rate to arrive at a net present value amount. Some of the more significant estimates and assumptions inherent in this approach include: the amount and timing of the projected net cash flows, which includes the expected impact of competitive, legal and/or regulatory forces on the product; the discount rate, which seeks to reflect the various risks inherent in the projected cash flows; and the tax rate, which seeks to incorporate the geographic diversity of the projected cash flows.

Note 5. Tax Matters

A. Taxes on Income from Continuing Operations

Components of *Income from continuing operations before provision/(benefit) for taxes on income* include:

		Year Ended December 31,	
(MILLIONS)	**2023**	2022	2021
United States	$ (4,411)	$ 5,032	$ 6,064
International	5,469	29,697	18,247
Income from continuing operations before provision/(benefit) for taxes on income[a], [b]	$ 1,058	$ 34,729	$ 24,311

[a] 2023 v. 2022—The domestic loss in 2023 versus domestic income in 2022 and the decrease in international income in 2023 was primarily attributable to lower revenues, higher intangible asset impairment charges, and increases in *Restructuring charges and certain acquisition-related costs*, *Amortization of intangible assets*, and *Selling, informational and administrative expenses*, partially offset by a decrease in *Cost of sales* and net gains on equity securities in 2023 versus net losses on equity securities in 2022.

[b] 2022 v. 2021—The decrease in domestic income is primarily related to net losses on equity securities in 2022 versus net gains on equity securities in 2021, lower net periodic benefit credits and higher restructuring charges and certain acquisition-related costs, partially offset by Paxlovid income and lower acquired IPR&D expenses. The increase in international income is primarily related to Paxlovid and Comirnaty income partially offset by lower net periodic benefit credits.

Components of *Provision/(benefit) for taxes on income* based on the location of the taxing authorities include:

		Year Ended December 31,	
(MILLIONS)	**2023**	2022	2021
United States			
Current income taxes:			
Federal	$ 1,321	$ 2,744	$ 3,342
State and local	(135)	(20)	34
Deferred income taxes:			
Federal	(2,606)	(3,271)	(3,850)
State and local	(184)	(310)	(491)
Total U.S. tax provision/(benefit)	(1,605)	(857)	(964)
International			
Current income taxes	1,142	4,368	2,769
Deferred income taxes	(652)	(183)	48
Total international tax provision/(benefit)	490	4,185	2,816
Provision/(benefit) for taxes on income	$ (1,115)	$ 3,328	$ 1,852

The changes in *Provision/(benefit) for taxes on income* impacting the effective tax rate year-over-year are summarized below:

2023 v. 2022

The tax benefit of $1.1 billion for 2023 compared to the tax provision of $3.3 billion for 2022 was primarily a result of changes in the jurisdictional mix of earnings and the resolution of uncertain tax positions in various markets. The 2023 pre-tax income included a greater percentage of expenses taxed at higher rates as compared to the 2022 pre-tax income, resulting in a 2023 tax benefit compared to the 2022 tax provision. These expenses included amortization expense, acquisition-related costs, restructuring charges and intangible asset impairment charges. The tax benefit for 2023 and the tax provision for 2022 included tax benefits related to global income tax resolutions in multiple tax jurisdictions spanning multiple tax years. The tax provision for 2022 also included the closing of U.S. IRS audits covering five tax years.

2022 v. 2021

The higher effective tax rate in 2022 was mainly the result of:

• the non-recurrence of certain initiatives executed in 2021 associated with our investment in the Consumer Healthcare JV with GSK based on estimates and assumptions that we believe to be reasonable,

partially offset by:

• tax benefits in 2022 related to global income tax resolutions in multiple tax jurisdictions spanning multiple tax years that included the closing of U.S. IRS audits covering five tax years.

In all years, federal, state and international net tax liabilities assumed or established as part of a business acquisition are not included in *Provision/(benefit) for taxes on income* (see *Note 2A*).

We elected, with the filing of our 2018 U.S. Federal Consolidated Income Tax Return, to pay our initial estimated $15 billion repatriation tax liability on accumulated post-1986 foreign earnings over eight years through 2026. The fifth annual installment of this liability was paid by its April 18, 2023 due date. The sixth annual installment is due April 15, 2024 and is reported in current *Income taxes payable* as of December 31, 2023. The remaining liability is reported in noncurrent *Other taxes payable.* Our obligations may vary as a result of changes in our uncertain tax positions and/or availability of attributes such as foreign tax and other credit carryforwards.

B. Tax Rate Reconciliation

The reconciliation of the U.S. statutory income tax rate to our effective tax rate for *Income from continuing operations* follows:

	Year Ended December 31,		
	2023[*]	2022	2021
U.S. statutory income tax rate	**21.0 %**	21.0 %	21.0 %
Taxation of non-U.S. operations[(a), (b)]	**(21.1)**	(5.0)	(4.3)
Tax settlements and resolution of certain tax positions[(c)]	**(40.3)**	(3.0)	(0.4)
Foreign-Derived Intangible Income deduction[(d)]	**(33.1)**	(1.9)	(0.6)
State & local taxes[(e)]	**(22.4)**	—	(0.5)
Charitable contributions	**(7.3)**	(0.5)	(0.6)
Certain Consumer Healthcare JV initiatives[(c)]	**—**	—	(6.0)
U.S. R&D tax credit	**(15.8)**	(0.6)	(0.5)
Interest[(f)]	**13.5**	0.2	0.4
All other, net[(g)]	**0.2**	(0.6)	(0.7)
Effective tax rate for income from continuing operations	**(105.4)%**	9.6 %	7.6 %

[*] The higher rate percentages for the 2023 reconciling items are significantly impacted by the lower domestic and international *Income from continuing operations before provision/(benefit) for taxes on income* (see *Note 5A*).

[(a)] For taxation of non-U.S. operations, this rate impact reflects the income tax rates and relative earnings in the locations where we do business outside the U.S., together with the U.S. tax cost on our international operations, changes in uncertain tax positions not included in the reconciling item called "Tax settlements and resolution of certain tax positions," as well as changes in valuation allowances. Specifically: (i) the jurisdictional location of earnings is a significant component of our effective tax rate each year, and the rate impact of this component is influenced by the specific location of non-U.S. earnings and the level of such earnings as compared to our total earnings; (ii) the U.S. tax implications of our foreign operations is a significant component of our effective tax rate each year and generally offsets some of the reduction to our effective tax rate each year resulting from the jurisdictional location of earnings; (iii) the impact of certain tax initiatives; and (iv) the impact of changes in uncertain tax positions not included in the reconciling item called "Tax settlements and resolution of certain tax positions" is a component of our effective tax rate each year that can result in either an increase or decrease to our effective tax rate. The jurisdictional mix of earnings, which includes the impact of the location of earnings as well as the U.S. tax cost on our international operations, can vary as a result of operating fluctuations in the normal course of business and as a result of the extent and location of other income and expense items, such as restructuring charges, asset impairments and gains and losses on strategic business decisions. See also *Note 5A* for the components of pre-tax income and *Provision/(benefit) for taxes on income,* which is based on the location of the taxing authorities, and for information about settlements and other items impacting *Provision/(benefit) for taxes on income.*

[(b)] In all years, the reduction in our effective tax rate is a result of the jurisdictional location of earnings and is largely due to lower tax rates in certain jurisdictions, as well as manufacturing and other incentives for our subsidiaries in Singapore and, to a lesser extent, in Puerto Rico. We benefit from Puerto Rican tax incentives pursuant to a grant that expires during 2053. Under such grant, we are partially exempt from income, property and municipal taxes. In Singapore, we benefit from incentive tax rates effective through 2048 on income from manufacturing and other operations.

[(c)] See *Note 5A*.

[(d)] The higher rate benefit from the Foreign-Derived Intangible Income deduction in 2022 is mainly the result of the TCJA requirement to capitalize R&D costs for tax years beginning after December 31, 2021.

[(e)] Includes the impact of U.S. state and local taxes and changes in the state valuation allowances including those related to the acquisition of Seagen.

[(f)] Includes changes in interest related to our uncertain tax positions not included in the reconciling item called "Tax settlements and resolution of certain tax positions".

[(g)] All other, net is primarily due to routine business operations.

C. Deferred Taxes

Components of our deferred tax assets and liabilities, shown before jurisdictional netting, follow:

(MILLIONS)	2023 Deferred Tax* Assets	(Liabilities)	2022 Deferred Tax* Assets	(Liabilities)
Prepaid/deferred items[(a)]	$ 2,658	$ (654)	$ 1,673	$ (533)
Accrued/deferred royalties	1,655	—	2,127	—
Deferred revenues[(b)]	471	—	95	—
Inventories[(c)]	1,210	(1,060)	672	(262)
Intangible assets[(d)]	1,526	(11,605)	1,445	(6,288)
Property, plant and equipment	168	(2,039)	112	(1,845)
Employee benefits[(e)]	1,085	(287)	1,314	(276)
Restructurings and other charges	537	—	302	—
Legal and product liability reserves	430	—	385	—
Research and development[(f)]	6,275	—	4,137	—
Net operating loss/tax credit carryforwards[(g), (h)]	2,708	—	2,224	—
Unremitted earnings	—	(60)	—	(51)
State and local tax adjustments	119	—	151	—
Investments[(i)]	133	(395)	91	(208)
All other	62	(72)	78	(56)
	19,037	(16,172)	14,806	(9,519)
Valuation allowances	(1,738)	—	(1,541)	—
Total deferred taxes	$ 17,299	$ (16,172)	$ 13,265	$ (9,519)
Net deferred tax asset/(liability)[(j), (k)]	$ 1,128		$ 3,746	

* The deferred tax assets and liabilities associated with global intangible low-taxed income are included in the relevant categories. See *Note 1Q*.

(a) The increase in net deferred tax assets in 2023 is primarily related to temporary differences associated with the timing of cash tax payments made and accruals recorded in the ordinary course of business.

(b) The increase in deferred tax assets in 2023 is primarily related to temporary differences associated with the non-cash revenue reversal for Paxlovid recorded in the fourth quarter of 2023. See *Note 17C*.

(c) The decrease in net deferred tax assets in 2023 is primarily due to the acquisition of inventories related to Seagen, partially offset by the temporary differences associated with the non-cash charges for inventory write-offs for Paxlovid and Comirnaty.

(d) The increase in net deferred tax liabilities in 2023 is primarily due to the acquisition of intangible assets related to Seagen, partially offset by the amortization of intangible assets and certain impairment charges.

(e) The decrease in net deferred tax assets in 2023 is primarily due to changes in pension and postretirement benefit obligations, as well as the performance of plan assets reported in the period. See *Note 11*.

(f) The increase in deferred tax assets in 2023 is primarily related to the acquisition of capitalized R&D costs related to Seagen and the TCJA requirement to capitalize R&D costs for tax years beginning after December 31, 2021.

(g) The increase in deferred tax assets in 2023 is primarily due to the acquisition of net operating loss carryforwards and credit carryforwards related to Seagen. See *Note 2A*.

(h) The amounts in 2023 and 2022 are reduced for unrecognized tax benefits of $1.3 billion and $1.2 billion, respectively, where we have net operating loss carryforwards, similar tax losses, and/or tax credit carryforwards that are available, under the tax law of the applicable jurisdiction, to settle any additional income taxes that would result from the disallowance of a tax position.

(i) The increase in net deferred tax liabilities in 2023 is primarily due to the impact of foreign currency translation adjustments related to our equity-method investment in Haleon/the Consumer Healthcare JV. See *Note 2C*.

(j) In 2023, *Noncurrent deferred tax assets and other noncurrent tax assets* ($1.8 billion), and *Noncurrent deferred tax liabilities* ($0.6 billion). In 2022, *Noncurrent deferred tax assets and other noncurrent tax assets* ($4.8 billion), and *Noncurrent deferred tax liabilities* ($1.0 billion).

(k) Excludes indefinite- and definite-lived deferred tax assets for certain non-U.S. tax losses and interest carryforwards and U.S. state general business credits, totaling $11.1 billion, given that management has determined based on applicable accounting rules that it is remote that these tax attributes will be utilized.

We have carryforwards, primarily related to net operating and capital losses, general business credits, foreign tax credits and charitable contributions, which are available to reduce future U.S. federal and/or state, as well as international, income taxes payable with either an indefinite life or expiring at various times from 2024 to 2043. Certain of our U.S. net operating losses and general business credits are subject to limitations under IRC Section 382.

As of December 31, 2023, we have not made a U.S. tax provision on $49.0 billion of unremitted earnings of our international subsidiaries. As these earnings are intended to be indefinitely reinvested overseas, the determination of a hypothetical unrecognized deferred tax liability as of December 31, 2023 is not practicable. The amount of indefinitely reinvested earnings is based on estimates and assumptions and subject to management evaluation, and is subject to change in the normal course of business based on operational cash flow, completion of local statutory financial statements and the finalization of tax returns and audits, among other things. Accordingly, we regularly update our earnings and profits analysis for such events.

D. Tax Contingencies

For a description of our accounting policies associated with accounting for income tax contingencies, see *Note 1Q*.

Uncertain Tax Positions

As tax law is complex and often subject to varied interpretations, it is uncertain whether some of our tax positions will be sustained upon audit. As of December 31, 2023, we had $3.1 billion and as of December 31, 2022, we had $2.9 billion in net unrecognized tax benefits, excluding associated interest.

- Tax assets for uncertain tax positions primarily represent our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction. These potential benefits generally result from cooperative efforts among taxing authorities, as required by tax treaties to minimize double taxation, commonly referred to as the competent authority process. The recoverability of these assets, which we believe to be more likely than not, is dependent upon the actual payment of taxes in one tax jurisdiction and, in some cases, the successful petition for recovery in another tax jurisdiction. As of December 31, 2023, we had $1.7 billion in assets associated with uncertain tax positions. These amounts were included in *Noncurrent deferred tax assets and other noncurrent tax assets* ($1.6 billion) and *Other taxes payable* ($45 million). As of December 31, 2022, we had $1.5 billion in assets associated with uncertain tax positions. These amounts were included in *Noncurrent deferred tax assets and other noncurrent tax assets* ($1.5 billion) and *Other taxes payable* ($45 million).

- Substantially all of these unrecognized tax benefits, if recognized, would impact our effective income tax rate.

The reconciliation of the beginning and ending amounts of gross unrecognized tax benefits follows:

(MILLIONS)	2023		2022		2021
Balance, beginning	$ (4,494)	$	(6,068)	$	(5,595)
Acquisitions	(46)		(52)		—
Increases based on tax positions taken during a prior period[a]	(158)		(67)		(111)
Decreases based on tax positions taken during a prior period[a], [b]	310		1,339		103
Decreases based on settlements for a prior period[b], [c]	85		842		24
Increases based on tax positions taken during the current period[a]	(515)		(701)		(550)
Impact of foreign exchange	(44)		90		22
Other, net[a], [d]	58		122		40
Balance, ending[e]	$ (4,802)	$	(4,494)	$	(6,068)

[a] Primarily included in *Provision/(benefit) for taxes on income.*

[b] Primarily related to effectively settling certain issues with the U.S. and foreign tax authorities. See *Note 5A.*

[c] Primarily related to cash payments and reductions of tax attributes.

[d] Primarily related to decreases as a result of a lapse of applicable statutes of limitations.

[e] In 2023, included in *Income taxes payable* ($94 million), *Other current assets* ($1 million), *Noncurrent deferred tax assets and other noncurrent tax assets* ($1.3 billion), *Noncurrent deferred tax liabilities* ($4 million) and *Other taxes payable* ($3.4 billion). In 2022, included in *Income taxes payable* ($40 million), *Other current assets* ($3 million), *Noncurrent deferred tax assets and other noncurrent tax assets* ($1.2 billion), *Noncurrent deferred tax liabilities* ($5 million) and *Other taxes payable* ($3.2 billion).

- Interest related to our unrecognized tax benefits is recorded in accordance with the laws of each jurisdiction and is recorded primarily in *Provision/(benefit) for taxes on income*. In 2023, we recorded a net increase in interest of $64 million. In 2022, we recorded a net decrease in interest of $17 million. In 2021, we recorded a net increase in interest of $108 million. Gross accrued interest totaled $605 million as of December 31, 2023 (reflecting a decrease of $11 million as a result of cash payments) and gross accrued interest totaled $552 million as of December 31, 2022 (reflecting a decrease of $31 million as a result of cash payments). In 2023 and 2022, these amounts were substantially all included in *Other taxes payable.* Accrued penalties are not significant. See also *Note 5A.*

Status of Tax Matters and Potential Impact on Accruals for Uncertain Tax Positions

The U.S. is one of our major tax jurisdictions, and we are regularly audited by the IRS. With respect to Pfizer, tax years 2016-2018 are under audit. Tax years 2019-2023 are open but not under audit. All other tax years are closed. In addition to the open audit years in the U.S., we have open audit years and certain related audits, appeals and investigations in certain major international tax jurisdictions such as Canada (2017-2023), Europe (2012-2023, primarily in Ireland, the U.K., France, Italy, Spain and Germany), Asia Pacific (2013-2023, primarily in Australia, China, Japan and Singapore) and Latin America (1998-2023, primarily in Brazil).

Any settlements or statutes of limitations expirations could result in a significant decrease in our uncertain tax positions. We estimate that it is reasonably possible that within the next 12 months, our gross unrecognized tax benefits, exclusive of interest, could decrease by as much as $100 million, as a result of settlements with taxing authorities or the expiration of the statutes of limitations. Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but our estimates of unrecognized tax benefits and potential tax benefits may not be representative of actual outcomes, and variation from such estimates could materially affect our financial statements in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution. Finalizing audits with the relevant taxing authorities can include formal administrative and legal proceedings, and, as a result, it is difficult to estimate the timing and range of possible changes related to our uncertain tax positions, and such changes could be significant.

E. Tax Provision/(Benefit) on Other Comprehensive Income/(Loss)

Components of the *Tax provision/(benefit) on other comprehensive income/(loss)* include:

(MILLIONS)	Year Ended December 31, 2023	2022	2021
Foreign currency translation adjustments, net[a]	$ (33)	$ (126)	$ 43
Unrealized holding gains/(losses) on derivative financial instruments, net	111	183	84
Reclassification adjustments for (gains)/losses included in net income	(93)	(270)	29
	18	(87)	114
Unrealized holding gains/(losses) on available-for-sale securities, net	(15)	(164)	(44)
Reclassification adjustments for (gains)/losses included in net income	(18)	226	(4)
	(33)	62	(48)
Benefit plans: prior service (costs)/credits and other, net	(5)	(5)	27
Reclassification adjustments related to amortization of prior service costs and other, net	(28)	(29)	(47)
Reclassification adjustments related to curtailments of prior service costs and other, net	(4)	(3)	(18)
	(37)	(37)	(38)
Tax provision/(benefit) on other comprehensive income/(loss)	$ (85)	$ (187)	$ 71

[a] Taxes are not provided for foreign currency translation adjustments relating to investments in international subsidiaries that are expected to be held indefinitely.

Note 6. Accumulated Other Comprehensive Loss, Excluding Noncontrolling Interests

The following summarizes the changes, net of tax, in *Accumulated other comprehensive loss*:

(MILLIONS)	Net Unrealized Gains/(Losses) Foreign Currency Translation Adjustments[a]	Derivative Financial Instruments	Available-For-Sale Securities	Benefit Plans Prior Service (Costs)/Credits and Other	Accumulated Other Comprehensive Income/(Loss)
Balance, January 1, 2021	$ (5,450)	$ (428)	$ 116	$ 452	$ (5,310)
Other comprehensive income/(loss)[b]	(722)	547	(336)	(75)	(587)
Balance, December 31, 2021	(6,172)	119	(220)	377	(5,897)
Other comprehensive income/(loss)[b]	(2,188)	(531)	440	(129)	(2,407)
Balance, December 31, 2022	(8,360)	(412)	220	248	(8,304)
Other comprehensive income/(loss)[b]	**497**	**195**	**(229)**	**(120)**	**343**
Balance, December 31, 2023	**$ (7,863)**	**$ (217)**	**$ (9)**	**$ 128**	**$ (7,961)**

[a] Amounts do not include foreign currency translation adjustments attributable to noncontrolling interests.

[b] Foreign currency translation adjustments include net losses in 2023, 2022 and 2021 related to the impact of our net investment hedging program and our equity-method investment in Haleon/the Consumer Healthcare JV (see *Note 2C*).

Note 7. Financial Instruments

A. Fair Value Measurements

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis and Fair Value Hierarchy, using a Market Approach:

(MILLIONS)	As of December 31, 2023			As of December 31, 2022		
	Total	Level 1	Level 2	Total	Level 1	Level 2
Financial assets:						
Short-term investments						
Equity securities with readily determinable fair values:						
Money market funds	$ 5,124	$ —	$ 5,124	$ 1,588	$ —	$ 1,588
Available-for-sale debt securities:						
Government and agency—non-U.S.	817	—	817	15,915	—	15,915
Government and agency—U.S.	2,601	—	2,601	1,313	—	1,313
Corporate and other	982	—	982	1,514	—	1,514
	4,400	—	4,400	18,743	—	18,743
Total short-term investments	9,524	—	9,524	20,331	—	20,331
Other current assets						
Derivative assets:						
Foreign exchange contracts	298	—	298	714	—	714
Total other current assets	298	—	298	714	—	714
Long-term investments						
Equity securities with readily determinable fair values[a]	2,779	2,772	7	2,836	2,823	13
Available-for-sale debt securities:						
Government and agency—non-U.S.	124	—	124	280	—	280
Corporate and other	26	—	26	72	—	72
	150	—	150	352	—	352
Total long-term investments	2,929	2,772	156	3,188	2,823	365
Other noncurrent assets						
Derivative assets:						
Interest rate contracts	144	—	144	—	—	—
Foreign exchange contracts	258	—	258	364	—	364
Total derivative assets	402	—	402	364	—	364
Insurance contracts[b]	790	—	790	665	—	665
Total other noncurrent assets	1,191	—	1,191	1,028	—	1,028
Total assets	$ 13,943	$ 2,772	$ 11,170	$ 25,261	$ 2,823	$ 22,439
Financial liabilities:						
Other current liabilities						
Derivative liabilities:						
Interest rate contracts	$ 16	$ —	$ 16	$ 10	$ —	$ 10
Foreign exchange contracts	404	—	404	694	—	694
Total other current liabilities	420	—	420	704	—	704
Other noncurrent liabilities						
Derivative liabilities:						
Interest rate contracts	275	—	275	321	—	321
Foreign exchange contracts	725	—	725	864	—	864
Total other noncurrent liabilities	1,000	—	1,000	1,185	—	1,185
Total liabilities	$ 1,420	$ —	$ 1,420	$ 1,889	$ —	$ 1,889

[a] Long-term equity securities of $130 million as of December 31, 2023 and $143 million as of December 31, 2022 were held in restricted trusts for U.S. non-qualified employee benefit plans.

[b] Includes life insurance policies held in restricted trusts for U.S. non-qualified employee benefit plans. The underlying invested assets in these contracts are marketable securities, which are carried at fair value, with changes in fair value recognized in *Other (income)/deductions—net* (see *Note 4*).

Financial Assets and Liabilities Not Measured at Fair Value on a Recurring Basis—The carrying value of Long-term debt, excluding the current portion was $62 billion as of December 31, 2023 and $33 billion as of December 31, 2022. The estimated fair value of such debt, using a market approach and Level 2 inputs, was $61 billion as of December 31, 2023 and $30 billion as of December 31, 2022.

The differences between the estimated fair values and carrying values of held-to-maturity debt securities, private equity securities, long-term receivables and short-term borrowings not measured at fair value on a recurring basis were not significant as of December 31, 2023 and 2022. The fair value measurements of our held-to-maturity debt securities and short-term borrowings are based on Level 2 inputs. The fair value measurements of our long-term receivables and private equity securities are based on Level 3 inputs.

B. Investments

Total Short-Term, Long-Term and Equity-Method Investments

The following summarizes our investments by classification type:

	As of December 31,	
(MILLIONS)	**2023**	2022
Short-term investments		
Equity securities with readily determinable fair values[(a)]	**$ 5,124**	$ 1,588
Available-for-sale debt securities	**4,400**	18,743
Held-to-maturity debt securities	**313**	1,985
Total Short-term investments	**$ 9,837**	$ 22,316
Long-term investments		
Equity securities with readily determinable fair values[(b)]	**$ 2,779**	$ 2,836
Available-for-sale debt securities	**150**	352
Held-to-maturity debt securities	**47**	48
Private equity securities at cost[(b)]	**755**	800
Total Long-term investments	**$ 3,731**	$ 4,036
Equity-method investments	**11,637**	11,033
Total long-term investments and equity-method investments	**$ 15,368**	$ 15,069
Held-to-maturity cash equivalents	**$ 207**	$ 679

(a) Represent money market funds primarily invested in U.S. Treasury and government debt.
(b) Represent investments in the life sciences sector.

Debt Securities

Our investment portfolio consists of investment-grade debt securities issued across diverse governments, corporate and financial institutions:

	As of December 31, 2023							As of December 31, 2022			
		Gross Unrealized			Maturities (in Years)				Gross Unrealized		
(MILLIONS)	Amortized Cost	Gains	Losses	Fair Value	Within 1	Over 1 to 5	Over 5	Amortized Cost	Gains	Losses	Fair Value
Available-for-sale debt securities											
Government and agency—non-U.S.	**$ 953**	**$ 2**	**$ (14)**	**$ 941**	**$ 817**	**$ 124**	**$ —**	$ 15,946	$ 297	$ (48)	$ 16,195
Government and agency—U.S.	**2,601**	**—**	**—**	**2,601**	**2,601**	**—**	**—**	1,313	—	—	1,313
Corporate and other	**1,006**	**4**	**(2)**	**1,007**	**982**	**26**	**—**	1,584	7	(4)	1,586
Held-to-maturity debt securities											
Time deposits and other	**561**	**—**	**—**	**561**	**519**	**31**	**11**	1,171	—	—	1,171
Government and agency—non-U.S.	**4**	**—**	**—**	**4**	**—**	**4**	**1**	1,542	—	—	1,542
Total debt securities	**$ 5,126**	**$ 6**	**$ (16)**	**$ 5,115**	**$ 4,919**	**$ 185**	**$ 12**	$ 21,556	$ 304	$ (53)	$ 21,807

Any expected credit losses to these portfolios would be immaterial to our financial statements.

Equity Securities

The following presents the calculation of the portion of unrealized (gains)/losses that relates to equity securities, excluding equity-method investments, held at the reporting date:

	Year Ended December 31,		
(MILLIONS)	**2023**	2022	2021
Net (gains)/losses recognized during the period on equity securities[(a)]	**$ (1,590)**	$ 1,273	$ (1,344)
Less: Net (gains)/losses recognized during the period on equity securities sold during the period	**(1,754)**	(126)	(80)
Net unrealized (gains)/losses during the reporting period on equity securities still held at the reporting date[(b)]	**$ 165**	$ 1,400	$ (1,264)

(a) Reported in *Other (income)/deductions—net*. See *Note 4*.
(b) Included in net unrealized (gains)/losses are observable price changes on equity securities without readily determinable fair values. As of December 31, 2023, there were cumulative impairments and downward adjustments of $259 million and upward adjustments of $213 million. Impairments, downward and upward adjustments were not material to our operations in 2023, 2022 and 2021.

C. Short-Term Borrowings

Short-term borrowings include:

	As of December 31,	
(MILLIONS)	**2023**	2022
Commercial paper, principal amount[a]	$ **7,965**	$ —
Current portion of long-term debt, principal amount	**2,250**	2,550
Other short-term borrowings, principal amount[b]	**252**	385
Total short-term borrowings, principal amount	**10,467**	2,935
Net fair value adjustments related to hedging and purchase accounting	**5**	11
Net unamortized discounts, premiums and debt issuance costs	**(121)**	(1)
Total *Short-term borrowings, including current portion of long-term debt*, carried at historical proceeds, as adjusted	$ **10,350**	$ 2,945

[a] Issued in the fourth quarter of 2023 as part of the financing for our acquisition of Seagen (see *Note 2A*). The weighted-average effective interest rate on commercial paper outstanding was approximately 5.37% as of December 31, 2023.

[b] Primarily includes cash collateral. See *Note 7F*.

As of December 31, 2023, we had access to a total of $15 billion in committed U.S. revolving credit facilities, consisting of an $8 billion facility maturing in October 2024 and a $7 billion facility maturing in October 2028, which may be used for general corporate purposes including to support our global commercial paper borrowings. In addition to the U.S. revolving credit facilities, our lenders have provided us an additional $305 million in lines of credit, of which $274 million expire within one year. Essentially all lines of credit were unused as of December 31, 2023.

D. Long-Term Debt

The following outlines our senior unsecured long-term debt* and the weighted-average stated interest rate by maturity:

	As of December 31,	
(MILLIONS)	**2023**	2022
Notes due 2024 (3.9% for 2022)[a]	$ **—**	$ 2,250
Notes due 2025 (3.9% for 2023 and 0.8% for 2022)	**3,750**	750
Notes due 2026 (3.7% for 2023 and 2.9% for 2022)	**6,000**	3,000
Notes due 2027 (2.1% for 2023 and 2022)	**1,029**	1,000
Notes due 2028 (4.6% for 2023 and 4.8% for 2022)	**5,660**	1,660
Notes due 2029 (3.5% for 2023 and 2022)	**1,750**	1,750
Notes due 2030-2034 (4.1% for 2023 and 2.9% for 2022)	**12,000**	4,000
Notes due 2035-2039 (5.8% for 2023 and 2022)	**8,048**	8,017
Notes due 2040-2044 (4.1% for 2023 and 3.6% for 2022)	**7,995**	4,903
Notes due 2045-2049 (4.1% for 2023 and 2022)	**3,500**	3,500
Notes due 2050-2063 (5.0% for 2023 and 2.7% for 2022)	**11,250**	1,250
Total long-term debt, principal amount	**60,982**	32,080
Net fair value adjustments related to hedging and purchase accounting	**1,039**	959
Net unamortized discounts, premiums and debt issuance costs	**(483)**	(175)
Other long-term debt	**—**	20
Total long-term debt, carried at historical proceeds, as adjusted	$ **61,538**	$ 32,884
Current portion of long-term debt, carried at historical proceeds, as adjusted (not included above (3.9% for 2023 and 3.7% for 2022))	$ **2,254**	$ 2,560

* Our long-term debt is generally redeemable by us at any time at varying redemption prices plus accrued and unpaid interest.

[a] Reclassified to the current portion of long-term debt.

Issuances

In May 2023, we issued, through our wholly-owned finance subsidiary, PIE, the following senior unsecured notes as part of the financing for our acquisition of Seagen[a], [b]:

		Principal
(MILLIONS)		
Interest Rate	Maturity Date	**December 31, 2023**
4.65%	May 19, 2025	$ **3,000**
4.45%	May 19, 2026	**3,000**
4.45%	May 19, 2028	**4,000**
4.65%	May 19, 2030	**3,000**
4.75%	May 19, 2033	**5,000**
5.11%	May 19, 2043	**3,000**
5.30%	May 19, 2053	**6,000**
5.34%	May 19, 2063	**4,000**
Total long-term debt issued in 2023[c]		$ **31,000**

(a) The notes are fully and unconditionally guaranteed on a senior unsecured basis by Pfizer Inc. PIE was formed to finance a portion of the consideration for the acquisition of Seagen and has no assets or operations, and will have no assets or operations, other than as related to the issuance, administration and repayment of the notes and any other debt securities that it may issue in the future.

(b) The notes may be redeemed by us at any time, in whole, or in part, at a make-whole redemption price plus accrued and unpaid interest.

(c) The weighted average effective interest rate for the notes at issuance was 4.93%.

In August 2021, we completed a public offering of $1.0 billion principal amount of senior unsecured notes due 2031 at an effective interest rate of 1.79%.

E. Derivative Financial Instruments and Hedging Activities

Foreign Exchange Risk—A significant portion of our revenues, earnings and net investments in foreign affiliates is exposed to changes in foreign exchange rates. Where foreign exchange risk is not offset by other exposures, we manage our foreign exchange risk principally through the use of derivative financial instruments and foreign currency debt. These financial instruments serve to mitigate the impact on net income as a result of remeasurement into another currency, or against the impact of translation into U.S. dollars of certain foreign exchange-denominated transactions.

The derivative financial instruments primarily hedge or offset exposures in the euro, U.K. pound, Japanese yen, Canadian dollar, and Chinese renminbi, and include a portion of our forecasted foreign exchange-denominated intercompany inventory sales hedged up to two years. We may seek to protect against possible declines in the reported net investments of our foreign business entities.

Changes in fair value are reported in earnings or in *Other comprehensive income/(loss)*, depending on the nature and purpose of the financial instrument (hedge or offset relationship). For certain foreign exchange contracts, we exclude an amount from the assessment of hedge effectiveness and recognize the excluded amount through an amortization approach in earnings. The hedge relationships are as follows:

• Generally, we recognize the gains and losses on foreign exchange contracts that are designated as fair value hedges in earnings upon the recognition of the change in fair value of the hedged item. We also recognize the offsetting foreign exchange impact attributable to the hedged item in earnings.

• Generally, we record in *Other comprehensive income/(loss)* gains or losses on foreign exchange contracts that are designated as cash flow hedges and reclassify those amounts into earnings in the same period or periods during which the hedged transaction affects earnings.

• We record in *Other comprehensive income/(loss)—Foreign currency translation adjustments, net* the foreign exchange gains and losses related to foreign exchange-denominated debt and foreign exchange contracts designated as a hedge of our net investments in foreign subsidiaries and reclassify those amounts into earnings upon the sale or substantial liquidation of our net investments.

• For foreign exchange contracts not designated as hedging instruments, we recognize the gains and losses immediately into earnings along with the earnings impact of the items they generally offset. These contracts take the opposite currency position of that reflected on the balance sheet to counterbalance the effect of any currency movement.

Interest Rate Risk—Our interest-bearing investments and borrowings are subject to interest rate risk. Depending on market conditions, we may change the profile of our outstanding debt or investments by entering into derivative financial instruments like interest rate swaps, either to hedge or offset the exposure to changes in the fair value of hedged items with fixed interest rates, or to convert variable rate debt or investments to fixed rates. The derivative financial instruments primarily hedge U.S. dollar fixed-rate debt.

We recognize the change in fair value on interest rate contracts that are designated as fair value hedges in earnings, as well as the offsetting earnings impact of the hedged risk attributable to the hedged item.

The following summarizes the fair value of the derivative financial instruments and notional amounts:

(MILLIONS)	As of December 31, 2023			As of December 31, 2022		
		Fair Value			Fair Value	
	Notional	Asset	Liability	Notional	Asset	Liability
Derivatives designated as hedging instruments:						
Foreign exchange contracts(a)	$ 18,750	$ 403	$ 916	$ 26,603	$ 838	$ 1,196
Interest rate contracts	6,750	144	290	2,250	—	331
		546	1,206		838	1,527
Derivatives not designated as hedging instruments:						
Foreign exchange contracts	$ 25,609	154	214	$ 29,814	240	362
Total		$ 700	$ 1,420		$ 1,078	$ 1,889

(a) The notional amount of outstanding foreign exchange contracts hedging our intercompany forecasted inventory sales was $4.9 billion as of December 31, 2023 and $4.4 billion as of December 31, 2022.

The following summarizes information about the gains/(losses) incurred to hedge or offset operational foreign exchange or interest rate risk exposures:

(MILLIONS)	Gains/(Losses) Recognized in OID[a]		Gains/(Losses) Recognized in OCI[a]		Gains/(Losses) Reclassified from OCI into OID and COS[a]	
			Year Ended December 31,			
	2023	2022	**2023**	2022	**2023**	2022
Derivative Financial Instruments in Cash Flow Hedge Relationships:						
Interest rate contracts	$ —	$ —	$ 68	$ —	$ 1	$ —
Foreign exchange contracts[b]	—	—	380	1,296	236	1,916
Amount excluded from effectiveness testing and amortized into earnings[c]	—	—	178	148	177	145
Derivative Financial Instruments in Fair Value Hedge Relationships:						
Interest rate contracts	196	(337)	—	—	—	—
Hedged item	(196)	337	—	—	—	—
Derivative Financial Instruments in Net Investment Hedge Relationships:						
Foreign exchange contracts	—	—	(393)	816	—	—
Amount excluded from effectiveness testing and amortized into earnings[c]	—	—	137	73	136	129
Non-Derivative Financial Instruments in Net Investment Hedge Relationships[d]:						
Foreign currency short-term borrowings	—	—	—	26	—	—
Foreign currency long-term debt	—	—	(29)	51	—	—
Derivative Financial Instruments Not Designated as Hedges:						
Foreign exchange contracts	164	(1,153)	—	—	—	—
	$ 164	$ (1,153)	$ 341	$ 2,409	$ 549	$ 2,190

[a] OID = Other (income)/deductions—net, included in *Other (income)/deductions—net* in the consolidated statements of income. COS = Cost of Sales, included in *Cost of sales* in the consolidated statements of income. OCI = Other comprehensive income/(loss), included in the consolidated statements of comprehensive income.

[b] The amounts reclassified from OCI into COS were a net gain of $253 million in 2023 and a net gain of $375 million in 2022. The remaining amounts were reclassified from OCI into OID. Based on year-end foreign exchange rates that are subject to change, we expect to reclassify a pre-tax gain of $11 million within the next 12 months into income. The maximum length of time over which we are hedging our exposure to the variability in future foreign exchange cash flows is approximately 19 years and relates to foreign currency debt.

[c] The amounts reclassified from OCI were reclassified into OID.

[d] Long-term debt includes foreign currency borrowings which are used as net investment hedges; the related carrying values as of December 31, 2023 and December 31, 2022 were $824 million and $795 million, respectively.

The following summarizes cumulative basis adjustments to our long-term debt in fair value hedges:

(MILLIONS)	As of December 31, 2023			As of December 31, 2022		
		Cumulative Amount of Fair Value Hedging Adjustment Increase/(Decrease) to Carrying Amount			Cumulative Amount of Fair Value Hedging Adjustment Increase/(Decrease) to Carrying Amount	
	Carrying Amount of Hedged Assets/ Liabilities[a]	Active Hedging Relationships	Discontinued Hedging Relationships	Carrying Amount of Hedged Assets/ Liabilities[a]	Active Hedging Relationships	Discontinued Hedging Relationships
Short-term borrowings, including current portion of long-term debt	$ —	$ —	$ 4	$ —	$ —	$ 10
Long-term debt	$ 7,196	$ (131)	$ 957	$ 2,235	$ (321)	$ 1,042

[a] Carrying amounts exclude the cumulative amount of fair value hedging adjustments.

F. Credit Risk

On an ongoing basis, we monitor and review the credit risk of our customers, financial institutions and exposures in our investment portfolio.

With respect to our trade accounts receivable, we monitor the creditworthiness of our customers to which we grant credit in the normal course of business. In general, there is no requirement for collateral from customers. For additional information on our trade accounts receivable and allowance for credit losses, see *Note 1G*. A significant portion of our trade accounts receivable balances are due from wholesalers and governments. For additional information on our trade accounts receivables with significant customers, see *Note 17C*.

With respect to our investments, we monitor concentrations of credit risk associated with government, government agency, and corporate issuers of securities. Investments are placed in instruments that are investment grade and are primarily short in duration. Exposure limits are established to limit a concentration with any single credit counterparty. As of December 31, 2023, the largest investment exposures in our portfolio consisted primarily of U.S. government money market funds, as well as sovereign debt instruments issued by the U.S.

With respect to our derivative financial instrument agreements with financial institutions, we do not expect to incur a significant loss from failure of any counterparty. Derivative financial instruments are executed under International Swaps and Derivatives Association master agreements with credit-support annexes that contain zero threshold provisions requiring collateral to be exchanged daily depending on levels of exposure. As a result, there are no significant concentrations of credit risk with any individual financial institution. As of December 31, 2023, the aggregate fair value of these derivative financial instruments that are in a net payable position was $768 million, for which we have posted collateral of $771 million with a corresponding amount reported in *Short-term investments*. As of December 31, 2023, the aggregate fair value of our derivative financial instruments that are in a net receivable position was $225 million, for which we have received collateral of $221 million with a corresponding amount reported in *Short-term borrowings, including current portion of long-term debt.*

Note 8. Other Financial Information

A. Inventories

The following summarizes the components of *Inventories*:

(MILLIONS)	As of December 31,	
	2023	2022
Finished goods	$ **3,495**	$ 2,603
Work-in-process	**5,688**	5,519
Raw materials and supplies	**1,007**	859
Inventories[a]	$ **10,189**	$ 8,981
Noncurrent inventories not included above[b]	$ **4,568**	$ 5,827

[a] The increase from December 31, 2022 of $1.2 billion reflects an increase of approximately $1.0 billion representing acquired Seagen inventory, inclusive of the fair value step-up (see *Note 2A*), and increases for certain products due to new product launches, supply recovery and changes in net market demand. These increases were offset to a large extent by $1.0 billion in inventory write-offs for Paxlovid and Comirnaty.

[b] Included in *Other noncurrent assets*. The decrease from December 31, 2022 of $1.3 billion is primarily driven by inventory write-offs for Paxlovid of $4.2 billion and, to a lesser extent, inventory write-offs for Comirnaty of $0.7 billion, offset to a large extent by an increase of approximately $3.1 billion representing acquired Seagen inventory, inclusive of the fair value step-up (see *Note 2A*). The charges and corresponding inventory write-offs were based on our analysis of Paxlovid and Comirnaty inventory levels as of December 31, 2023 in relation to our commercial outlook for both products. Based on current estimates and assumptions, there are no recoverability issues for these amounts.

B. Other Current Liabilities

Other current liabilities includes, among other things, amounts payable to BioNTech for the gross profit split for Comirnaty, which totaled $2.0 billion as of December 31, 2023 and $5.2 billion as of December 31, 2022.

C. Supplier Finance Program Obligation

We maintain voluntary supply chain finance agreements with several participating financial institutions. Under these agreements, participating suppliers may voluntarily elect to sell their accounts receivable with Pfizer to these financial institutions. Our suppliers negotiate their financing agreements directly with the respective financial institutions and we are not a party to these agreements. We have no economic interest in our suppliers' decision to participate and we pay the financial institutions the stated amount of confirmed invoices on the original maturity dates, which is generally within 90 to 120 days of the invoice date. The agreements with the financial institutions do not require Pfizer to provide assets pledged as security or other forms of guarantees for the supplier finance program. All outstanding amounts related to suppliers participating in such financing arrangements are recorded within trade payables in our consolidated balance sheet. As of December 31, 2023 and December 31, 2022, respectively, $791 million and $849 million of our trade payables to suppliers who participate in these financing arrangements were outstanding.

Note 9. Property, Plant and Equipment

The following summarizes the components of *Property, plant and equipment*:

(MILLIONS)	Useful Lives (Years)	As of December 31,	
		2023	2022
Land	-	$ **353**	$ 368
Buildings	33-50	**9,046**	8,832
Machinery and equipment	8-20	**14,263**	12,881
Furniture, fixtures and other	3-12.5	**5,399**	4,491
Construction in progress	-	**5,925**	4,875
		34,985	31,448
Less: Accumulated depreciation		**16,045**	15,174
Property, plant and equipment		$ **18,940**	$ 16,274

The following provides long-lived assets by geographic area:

		As of December 31,	
(MILLIONS)		**2023**	2022
United States	$	**10,674**	$ 9,179
Developed Europe		**6,221**	5,389
Developed Rest of World		**290**	293
Emerging Markets		**1,756**	1,413
Property, plant and equipment	$	**18,940**	$ 16,274

Note 10. Identifiable Intangible Assets and Goodwill

A. Identifiable Intangible Assets

The following summarizes the components of Identifiable intangible assets:

	As of December 31, 2023			As of December 31, 2022		
(MILLIONS)	Gross Carrying Amount	Accumulated Amortization	Identifiable Intangible Assets, less Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Identifiable Intangible Assets, less Accumulated Amortization
Finite-lived intangible assets						
Developed technology rights[a]	$ 99,267	$ (60,493)	$ 38,773	$ 85,604	$ (56,307)	$ 29,297
Brands	922	(877)	45	922	(844)	78
Licensing agreements and other[b]	2,756	(1,458)	1,297	2,237	(1,397)	841
	102,944	(62,828)	40,116	88,763	(58,548)	30,215
Indefinite-lived intangible assets						
Brands	827		827	827		827
IPR&D[c]	23,193		23,193	11,357		11,357
Licensing agreements and other	763		763	971		971
	24,784		24,784	13,155		13,155
Identifiable intangible assets[d]	$ 127,728	$ (62,828)	$ 64,900	$ 101,919	$ (58,548)	$ 43,370

[a] The increase in the gross carrying amount primarily includes, among other things: (i) $7.5 billion for the acquisition of Seagen (see *Note 2A*); (ii) the transfer of IPR&D to developed technology rights of $3.6 billion for etrasimod (Velsipity), $2.1 billion for Padcev, $1.1 billion for Braftovi/Mektovi, and $450 million as a result of the approval in the U.S. for Zavzpret nasal spray; and (iii) $495 million of capitalized milestones as a result of the approval in the U.S. for Zavzpret nasal spray, partially offset by (iv) impairments of $964 million for Prevnar 13 (see *Note 4*).

[b] The increase in the gross carrying amount primarily reflects $450 million for the acquisition of Seagen (see *Note 2A*).

[c] The increase in the gross carrying amount mainly reflects $20.8 billion for the acquisition of Seagen (see *Note 2A*), partially offset by the transfer from IPR&D to developed technology rights as mentioned in note (a) above, and impairments of $1.4 billion for etrasimod (Velsipity).

[d] The increase is primarily due to $28.8 billion for the acquisition of Seagen (see *Note 2A*) and the $495 million of capitalized milestones described in note (a) above, partially offset by amortization expense of $4.7 billion and impairments of $3.0 billion (see *Note 4*).

Developed Technology Rights—Developed technology rights represent the cost for developed technology acquired from third parties and can include the right to develop, use, market, sell and/or offer for sale the product, compounds and intellectual property that we have acquired with respect to products, compounds and/or processes that have been completed. We possess a well-diversified portfolio of hundreds of developed technology rights across therapeutic categories, representing our commercialized products. The significant components of developed technology rights are the following: Nurtec ODT/Vydura, Adcetris, Xtandi, etrasimod (Velsipity), Padcev, Braftovi/Mektovi, Prevnar 13 family and Oxbryta. Also included in this category are the post-approval milestone payments made under our alliance agreements for certain prescription pharmaceutical products.

Brands—Brands represent the cost for tradenames and know-how, as the products themselves do not receive patent protection. Indefinite-lived brands include Medrol and Depo-Medrol, while finite-lived brands include Zavedos and Depo-Provera.

IPR&D—IPR&D assets represent the acquisition date fair value (less impairments) of R&D assets acquired through business combinations that have not yet received regulatory approval in a major market which could include both new investigational products and additional indications for in-line products. The significant components of IPR&D are SGN-B6A, Disitamab vedotin, GBT601, Tukysa, Padcev and talazoparib. IPR&D assets are required to be classified as indefinite-lived assets until the successful completion or the abandonment of the associated R&D effort. Accordingly, during the development period after the date of acquisition, these assets are not amortized until approval is obtained in a major market, typically either the U.S. or the EU, or in a series of other countries, subject to certain specified conditions and management judgment. At that time, we will determine the useful life of the asset, reclassify it out of IPR&D and begin amortization. If the associated R&D effort is abandoned, the related IPR&D assets will be written-off, and we will record an impairment charge. IPR&D assets are high-risk assets, given the uncertain nature of R&D. Accordingly, IPR&D assets may become impaired and/or be written-off in the future.

Licensing Agreements—Licensing agreements for developed technology and for technology in development primarily relate to out-licensing arrangements acquired from third parties, including the Array, Arena and Seagen acquisitions. These assets represent the cost for the license, where we acquired the right to future royalties and/or milestones upon development or commercialization by the licensing partners. A significant component of the licensing arrangements are for out-licensing arrangements with a number of partners. Accordingly, during the development period after the date of acquisition, each of these assets is classified as indefinite-lived intangible assets and will not be amortized until approval is obtained in a major market. At that time we will determine the useful life of the asset, reclassify the respective licensing arrangement asset to finite-lived intangible asset and begin amortization. If the development effort is abandoned, the related licensing asset will be written-off, and we will record an impairment charge.

Amortization—The weighted-average life for each of our total finite-lived intangible assets is approximately 11 years, and for the largest component, developed technology rights, is approximately 11 years.

The following provides the expected annual amortization expense:

(MILLIONS)	2024	2025	2026	2027	2028
Amortization expense	$ 5,079	$ 4,763	$ 4,639	$ 4,054	$ 3,702

B. Goodwill

The following summarizes the changes in the carrying amount of *Goodwill*:

(MILLIONS)	Total[a]
Balance, January 1, 2022	$ 49,208
Additions[b]	2,917
Impact of foreign exchange	(750)
Balance, December 31, 2022	51,375
Additions[b]	**16,117**
Impact of foreign exchange and other	**292**
Balance, December 31, 2023	**$ 67,783**

[a] Our goodwill balance continues to be assigned within the Biopharma reportable segment.

[b] Additions in 2022 relate to our acquisitions of GBT, Arena and Biohaven, and in 2023 primarily related to our acquisition of Seagen. See *Note 2A*.

Note 11. Pension and Postretirement Benefit Plans and Defined Contribution Plans

The majority of our employees worldwide are eligible for retirement benefits provided through defined benefit pension plans, defined contribution plans or both. In the U.S., we sponsor both IRC-qualified and supplemental (non-qualified) defined benefit plans and defined contribution plans. A qualified plan meets the requirements of certain sections of the IRC, and, generally, contributions to qualified plans are tax deductible. A qualified plan typically provides benefits to a broad group of employees with restrictions on discriminating in favor of highly compensated employees with regard to coverage, benefits and contributions. A supplemental (non-qualified) plan provides additional benefits to certain employees. In addition, we provide medical insurance benefits to certain retirees and their eligible dependents through our postretirement plans.

A. Components of Net Periodic Benefit Costs and Changes in Other Comprehensive Income/(Loss)

The following summarizes the components of net periodic benefit cost/(credit) and the changes in *Other comprehensive income/(loss)* for our benefit plans:

	Pension Plans						Postretirement Plans		
	U.S.			International					
				Year Ended December 31,					
(MILLIONS)	**2023**	2022	2021	**2023**	2022	2021	**2023**	2022	2021
Service cost	$ —	$ —	$ —	$ 85	$ 116	$ 130	$ 12	$ 29	$ 36
Interest cost	589	534	455	287	157	146	21	27	29
Expected return on plan assets	(778)	(862)	(1,052)	(304)	(296)	(327)	(44)	(47)	(39)
Amortization of prior service cost/(credit)	2	2	(2)	—	(1)	(1)	(119)	(130)	(151)
Actuarial (gains)/losses[a]	(410)	225	(684)	102	(11)	(690)	51	(440)	(167)
Curtailments	—	—	—	(2)	(11)	(4)	(12)	(18)	(82)
Special termination benefits	6	18	17	—	1	—	—	1	2
Net periodic benefit cost/(credit) reported in income	(592)	(84)	(1,265)	169	(45)	(746)	(90)	(578)	(372)
Cost/(credit) reported in *Other comprehensive income/(loss)*	(2)	(2)	2	31	(1)	4	128	169	107
Cost/(credit) recognized in *Comprehensive income*	$ (594)	$ (86)	$ (1,264)	$ 199	$ (46)	$ (742)	$ 38	$ (410)	$ (265)

[a] Reflects: (i) actuarial remeasurement net gains in 2023, primarily due to favorable asset performance in the U.S. and increases in discount rates for the international plans, partially offset by unfavorable asset performance for certain international plans, (ii) actuarial remeasurement net gains in 2022, primarily due to increases in discount rates, partially offset by unfavorable plan asset performance, and (iii) actuarial remeasurement gains in 2021, primarily due to favorable plan asset performance and increases in discount rates.

The components of net periodic benefit cost/(credit) other than the service cost component are primarily included in *Other (income)/ deductions—net* (see *Note 4*).

B. Actuarial Assumptions

	Pension Plans						Postretirement Plans		
	U.S.			International					
				Year Ended December 31,					
(PERCENTAGES)	**2023**	2022	2021	**2023**	2022	2021	**2023**	2022	2021
Weighted-average assumptions used to determine net periodic benefit cost:									
Discount rate:									
Pension plans/postretirement plans	**5.4 %**	2.9 %	2.6 %				**5.5 %**	2.9 %	2.5 %
Interest cost				**3.8 %**	1.5 %	1.2 %			
Service cost				**3.6 %**	1.7 %	1.4 %			
Expected return on plan assets	**7.5 %**	6.3 %	6.8 %	**4.5 %**	3.1 %	3.4 %	**7.5 %**	6.3 %	6.8 %
Rate of compensation increase[a]				**3.0 %**	2.8 %	2.9 %			
Weighted-average assumptions used to determine benefit obligations at fiscal year-end:									
Discount rate	**5.4 %**	5.4 %	2.9 %	**4.4 %**	3.8 %	1.6 %	**5.4 %**	5.5 %	2.9 %
Rate of compensation increase[a]				**3.2 %**	3.0 %	2.8 %			

[a] The rate of compensation increase is not used to determine the net periodic benefit cost and benefit obligation for the U.S. pension plans as these plans are frozen.

All of the assumptions are reviewed at least annually. We revise these assumptions based on an annual evaluation of long-term trends as well as market conditions that may have an impact on the cost of providing retirement benefits.

The weighted-average discount rate for our U.S. defined benefit plans is set with reference to the prevailing market rate of a portfolio of high-quality fixed income investments, rated AA/Aa or better that reflect the rates at which the pension benefits could be effectively settled. For our international plans, the discount rates are set by benchmarking against investment grade corporate bonds rated AA/Aa or better, including, when there is sufficient data, a yield curve approach. These rate determinations are made consistent with local requirements. Overall, the yield curves used to measure the benefit obligations at year-end 2023 resulted in broadly unchanged discount rates for the U.S. pension and postretirement plans and higher discount rates for the international pension plans as compared to the prior year.

The following provides the healthcare cost trend rate assumptions for our U.S. postretirement benefit plans:

	As of December 31,	
	2023	2022
Healthcare cost trend rate assumed for next year	**7.9 %**	6.4 %
Rate to which the cost trend rate is assumed to decline	**4.0 %**	4.0 %
Year that the rate reaches the ultimate trend rate	**2047**	2045

C. Obligations and Funded Status

The following provides: (i) an analysis of the changes in our benefit obligations, plan assets and funded status of our benefit plans, (ii) the funded status recognized in our consolidated balance sheets and (iii) the pre-tax components of cumulative amounts recognized in *Accumulated other comprehensive loss*:

	Pension Plans				Postretirement Plans	
	U.S.		International			
	Year Ended December 31,					
(MILLIONS)	2023	2022	2023	2022	2023	2022
Change in benefit obligation[a]						
Benefit obligation, beginning	$ 11,420	$ 17,150	$ 7,497	$ 11,657	$ 410	$ 995
Service cost	—	—	85	116	12	29
Interest cost	589	534	287	157	21	27
Employee contributions	—	—	11	9	52	75
Plan amendments	—	—	25	—	—	24
Changes in actuarial assumptions and other[b]	(127)	(4,187)	(518)	(2,931)	96	(593)
Foreign exchange impact	—	(1)	280	(1,065)	(1)	(5)
Upjohn spin-off	—	—	—	37	—	—
Acquisitions/divestitures, net	—	61	13	(50)	—	—
Curtailments and special termination benefits	6	18	—	(10)	(3)	(3)
Settlements[c]	(675)	(1,698)	(56)	(64)	—	(39)
Benefits paid	(457)	(457)	(334)	(359)	(137)	(101)
Benefit obligation, ending[a]	10,756	11,420	7,292	7,497	450	410
Change in plan assets						
Fair value of plan assets, beginning	10,871	16,346	6,865	10,729	647	753
Actual return on plan assets	1,061	(3,550)	(316)	(2,624)	89	(106)
Company contributions	134	230	154	156	(15)	65
Employee contributions	—	—	11	9	52	75
Foreign exchange impact	—	—	214	(1,037)	—	—
Upjohn spin-off	—	—	—	45	—	—
Acquisitions/divestitures, net	—	1	13	9	—	—
Settlements[c]	(675)	(1,698)	(56)	(64)	—	(39)
Benefits paid	(457)	(457)	(334)	(359)	(137)	(101)
Fair value of plan assets, ending	10,935	10,871	6,552	6,865	636	647
Funded status	$ 179	$ (549)	$ (740)	$ (632)	$ 186	$ 238
Amounts recorded in our consolidated balance sheet:						
Noncurrent assets	$ 1,010	$ 346	$ 644	$ 783	$ 266	$ 322
Current liabilities	(94)	(110)	(28)	(27)	(6)	(6)
Noncurrent liabilities	(738)	(785)	(1,355)	(1,388)	(74)	(78)
Funded status	$ 179	$ (549)	$ (740)	$ (632)	$ 186	$ 238
Pre-tax components of cumulative amounts recognized in *Accumulated other comprehensive loss*:						
Prior service (costs)/credits	$ (2)	$ (4)	$ (65)	$ (34)	$ 285	$ 413
Information related to the funded status of pension plans with an ABO in excess of plan assets[d]:						
Fair value of plan assets	$ —	$ 86	$ 579	$ 343		
ABO	831	981	1,834	1,600		
Information related to the funded status of pension plans with a PBO in excess of plan assets[d]:						
Fair value of plan assets	$ —	$ 86	$ 964	$ 1,081		
PBO	831	981	2,347	2,496		

[a] For the U.S. pension plans, the benefit obligation is both the PBO and ABO as these plans are frozen and future benefit accruals no longer increase with future compensation increases. For the international pension plans, the benefit obligation is the PBO. The ABO for our international pension plans was $7.0 billion in 2023 and $7.2 billion in 2022. For the postretirement plans, the benefit obligation is the ABO.

[b] For 2023, primarily includes actuarial gains resulting from increases in discount rates for the international pension plans. For 2022, primarily includes actuarial gains resulting from increases in discount rates, offset by increases in inflation assumptions for the international plan.

[c] As a result of a group annuity contract entered into between Pfizer and a third-party insurance company in July 2022, the third party insurance company assumed future benefit obligations and responsibility for the annuity payments of certain retirees in the Pfizer Consolidated Pension Plan. Benefit obligations of $586 million and plan assets of $588 million were associated with this contract. In February 2024, regulatory approval was received for this contract.

[d] Our main U.S. qualified plan, U.S. postretirement plan and many of our larger funded international plans were overfunded as of December 31, 2023.

D. Plan Assets

The following provides the components of plan assets:

(MILLIONS EXCEPT TARGET ALLOCATION PERCENTAGE)	Target Allocation Percentage	As of December 31, 2023 Total	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3	Assets Measured at NAV[a]	As of December 31, 2022 Total	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3	Assets Measured at NAV[a]
U.S. pension plans											
Cash and cash equivalents	0-10%	$ 606	$ 47	$ 559	$ —	$ —	$ 828	$ 49	$ 779	$ —	$ —
Equity securities:	10-40%										
Global equity securities		1,537	1,537	—	1	—	1,555	1,553	1	1	—
Equity commingled funds		100	—	100	—	—	165	—	165	—	—
Fixed income securities:	45-80%										
Corporate debt securities		3,668	1	3,667	—	—	3,512	5	3,507	—	—
Government and agency obligations[b]		1,971	—	1,971	—	—	1,772	—	1,772	—	—
Fixed income commingled funds		25	—	14	—	11	16	—	16	—	—
Other investments:	5-35%										
Partnership investments[c]		2,449	—	—	—	2,449	2,152	—	—	—	2,152
Insurance contracts		99	—	99	—	—	116	—	116	—	—
Other commingled funds[d]		479	—	—	—	479	756	—	—	—	756
Total	100 %	$10,935	$1,585	$ 6,410	$ 1	$ 2,939	$10,871	$1,607	$ 6,355	$ 1	$ 2,908
International pension plans											
Cash and cash equivalents	0-10%	$ 268	$ 120	$ 148	$ —	$ —	$ 221	$ 58	$ 163	$ —	$ —
Equity securities:	10-20%										
Equity commingled funds		633	—	587	—	46	714	—	672	—	42
Fixed income securities:	45-70%										
Corporate debt securities		617	—	617	—	—	569	—	569	—	—
Government and agency obligations[b]		848	—	848	—	—	862	—	862	—	—
Fixed income commingled funds		1,852	—	872	—	980	2,053	—	1,045	—	1,008
Other investments:	15-35%										
Partnership investments[c]		145	—	2	—	142	128	—	1	—	126
Insurance contracts		1,151	—	55	1,096	—	1,197	—	54	1,143	—
Other[d]		1,039	—	167	244	628	1,122	—	133	312	677
Total	100 %	$ 6,552	$ 120	$ 3,295	$1,340	$ 1,796	$ 6,865	$ 58	$ 3,498	$1,455	$ 1,853
U.S. postretirement plans[e]											
Cash and cash equivalents	0-5%	$ 3	$ 1	$ 2	$ —	$ —	$ 97	$ 1	$ 96	$ —	$ —
Insurance contracts	95-100%	633	—	633	—	—	551	—	551	—	—
Total	100 %	$ 636	$ 1	$ 635	$ —	$ —	$ 647	$ 1	$ 646	$ —	$ —

[a] Certain investments that are measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The NAV amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented for the total pension benefits plan assets.

[b] Government and agency obligations are inclusive of repurchase agreements.

[c] Mainly includes investments in private equity, private debt and real estate.

[d] Mostly includes investments in hedge funds and real estate.

[e] Reflects postretirement plan assets, which support our U.S. retiree medical plans.

The following provides an analysis of the changes in our more significant investments valued using significant unobservable inputs:

(MILLIONS)	International Pension Plans Year Ended December 31, 2023	2022
Fair value, beginning	$ 1,455	$ 1,677
Actual return on plan assets:		
Assets held, ending	(96)	(177)
Assets sold during the period	(3)	4
Purchases, sales, and settlements, net	(155)	(129)
Transfer into/(out of) Level 3	81	241
Exchange rate changes	59	(161)
Fair value, ending	$ 1,340	$ 1,455

The following methods and assumptions were used to estimate the fair value of our pension and postretirement plans' assets:

- Cash and cash equivalents: Level 1 investments may include cash, cash equivalents and foreign currency valued using exchange rates. Level 2 investments may include short-term investment funds which are commingled funds priced at a stable NAV by the administrator of the funds.

- Equity securities: Level 1 investments may include individual securities that are valued at the closing price or last trade reported on the major market on which they are traded. Level 1 and Level 2 investments may include commingled funds that have a readily determinable fair value based on quoted prices on an exchange or a published NAV derived from the quoted prices in active markets of the underlying securities. Level 3 investments may include individual securities that are unlisted, delisted, suspended, or illiquid and are typically valued using their last available price.

- Fixed income securities: Level 1 investments may include individual securities that are valued at the closing price or last trade reported on the major market on which they are traded. Level 2 investments may include commingled funds that have a readily determinable fair value based on observable prices of the underlying securities. Level 2 investments may include corporate bonds, government and government agency obligations and other fixed income securities valued using bid evaluation pricing models or quoted prices of securities with similar characteristics. Level 3 investments may include securities that are valued using alternative pricing sources, such as investment managers or brokers, which use proprietary pricing models that incorporate unobservable inputs.

- Other investments: Level 1 investments may include individual securities that are valued at the closing price or last trade reported on the major market on which they are traded. Level 2 investments may include insurance contracts which invest in interest bearing cash, U.S. government securities and corporate debt instruments. Level 3 investments may include securities or insurance contracts that are valued using alternative pricing sources, such as investment managers or brokers, which use proprietary pricing models that incorporate unobservable inputs.

Equity securities, Fixed income securities and Other investments may each be combined into commingled funds. Most commingled funds are valued to reflect the interest in the fund based on the reported year-end NAV. Partnership and Other investments are valued based on year-end reported NAV (or its equivalent), with adjustments as appropriate for lagged reporting of up to three months.

Certain investments are authorized to include derivatives, such as equity or bond futures, swaps, options and currency futures or forwards for managing risks and exposures.

Global plan assets are managed with the objective of generating returns that will enable the plans to meet their future obligations, while seeking to manage net periodic benefit costs and cash contributions over the long-term. We utilize long-term asset allocation ranges in the management of our plans' invested assets. Our long-term return expectations are developed based on a diversified, global investment strategy that takes into account historical experience, as well as the impact of portfolio diversification, active portfolio management, and our view of current and future economic and financial market conditions. As market conditions and other factors change, we may adjust our targets accordingly and our asset allocations may vary from the target allocations.

E. Cash Flows

It is our practice to fund amounts for our qualified pension plans that are at least sufficient to meet the minimum requirements set forth in applicable employee benefit laws and local tax laws.

The following provides the expected future cash flow information related to our benefit plans:

(MILLIONS)	Pension Plans U.S.		Pension Plans International		Postretirement Plans	
Expected employer contributions:						
2024	$	94	$	162	$	39
Expected benefit payments:						
2024	$	1,009	$	372	$	43
2025		907		361		45
2026		894		371		46
2027		875		384		47
2028		858		386		47
2029–2033		4,004		2,073		218

The above table reflects the total U.S. and international plan benefits projected to be paid from the plans or from our general assets under the current actuarial assumptions used for the calculation of the benefit obligation.

F. Defined Contribution Plans

We have defined contribution plans in the U.S. and other countries. For the majority of the U.S. defined contribution plans, employees may contribute a portion of their salaries and bonuses to the plans, and we match, in cash, a portion of the employee contributions. We also offer a Retirement Savings Contribution which is an annual non-contributory employer contribution in the U.S. and Puerto Rico. We recorded charges related to the employer contributions to global defined contribution plans of $843 million in 2023, $770 million in 2022 and $732 million in 2021.

Note 12. Equity

A. Common Stock Purchases

We purchase our common stock through privately negotiated transactions or in the open market as circumstances and prices warrant. Purchased shares under a share-purchase plan, which is authorized by our BOD, are available for general corporate purposes. In December

2018, the BOD authorized a $10 billion share repurchase program to be utilized over time and share repurchases commenced thereunder in the first quarter of 2019.

In the first quarter of 2022, we purchased 39 million shares of our common stock at a cost of $2 billion under our publicly announced share-purchase plan. Our remaining share-purchase authorization was approximately $3.3 billion as of December 31, 2023.

B. Employee Stock Ownership Plans

We have one ESOP that holds common stock of the Company (Common ESOP). As of December 31, 2023, all shares of common stock held by the Common ESOP have been allocated to the Pfizer U.S. defined contribution plan participants. The compensation cost related to the Common ESOP was $20 million for 2023 and $19 million for each of 2022 and 2021.

Note 13. Share-Based Payments

Our compensation programs can include share-based payment awards with value that is determined by reference to the fair value of our shares and that provide for the grant of shares or options to acquire shares or similar arrangements. Our share-based awards are designed based on competitive survey data or industry peer groups used for compensation purposes, and are allocated between different long-term incentive awards, generally in the form of Total Shareholder Return Units (TSRUs), Restricted Stock Units (RSUs), Portfolio Performance Shares (PPSs), Performance Share Awards (PSAs), Breakthrough Performance Awards (BPAs) and stock options, as determined by the Compensation Committee of our BOD. No BPAs were granted in 2023 and no BPAs were outstanding as of December 31, 2023.

The 2019 Stock Plan (2019 Plan) provides for 400 million shares to be authorized for grants. The number of stock options, TSRUs, RSUs, or performance-based awards that may be granted to any one individual during any 36-month period is limited to 20 million shares. RSUs count as three shares, and PPSs, PSAs and BPAs count as three shares times the maximum potential payout, while TSRUs and stock options count as one share, toward the maximum shares available under the 2019 Plan. As of December 31, 2023, 248 million shares were available for award, including 68 million shares that we assumed from the remaining shares available from the stock plan of Seagen which can be issued to legacy employees of Seagen and newly hired employees after the date of acquisition once such shares are registered on Form S-8. Although not required to do so, we have used authorized and unissued shares and, to a lesser extent, treasury stock to satisfy our obligations under these programs.

A summary of the awards and valuation details:

Awarded to	Terms	Valuation	Recognition and Presentation
Total Shareholder Return Units (TSRUs)			
Senior and other key management and select employees	• Entitle the holder to receive shares of our common stock with a value equal to the difference between the defined settlement price and the grant price, plus the dividend equivalents accumulated during the five or seven-year term, if and to the extent the total value is positive. • Settlement price is the average closing price of our common stock during the 20 trading days ending on the fifth or seventh anniversary of the grant, as applicable; the grant price is the closing price of our common stock on the date of the grant. • Automatically settle on the fifth or seventh anniversary of the grant but vest on the third anniversary of the grant. • Retirement-eligible holders can convert their TSRUs, when vested, into Profit Units (PTUs) with a conversion ratio based on a calculation used to determine the shares at TSRU settlement. The PTUs are entitled to earn Dividend Equivalent Units (DEUs), and the PTUs and DEUs will be settled in our common stock on the TSRUs' original settlement date and will be subject to the terms and conditions of the original grant including forfeiture provisions.	As of the grant date using a Monte Carlo simulation model	Amortized on a straight-line basis over the vesting term into *Cost of sales*, *Selling, informational and administrative expenses*, and/or *Research and development expenses*, as appropriate.
Restricted Stock Units (RSUs)			
Select employees	• Entitle the holder to receive a specified number of shares of our common stock, including dividend equivalents that are reinvested into additional RSUs. • For RSUs granted before 2022, generally in all instances, the units vest on the third anniversary of the grant date assuming continuous service from the grant date. Beginning in 2022, generally in all instances, the units vest and distribute one-third per year for three years on each of the three annual anniversaries from the date of grant assuming continuous service from the grant date.	As of the grant date using the closing price of our common stock	Amortized on a straight-line basis for RSUs granted before 2022, and on an accelerated attribution approach for RSUs granted beginning in 2022, over the vesting term into *Cost of sales*, *Selling, informational and administrative expenses*, and/or *Research and development expenses*, as appropriate.
Portfolio Performance Shares (PPSs)			
Select employees	• Entitle the holder to receive, at the end of the performance period, shares of our common stock, if any, including shares resulting from dividend equivalents earned on such shares. • For PPSs granted, the awards vest on the third anniversary of the grant assuming continuous service from the grant date and the number of shares paid, if any, depends on the achievement of predetermined goals related to Pfizer's long-term product portfolio during a three or five-year performance period from the year of the grant date, as applicable. • The number of shares that may be earned ranges from 0% to 200% of the initial award depending on goal achievement over the performance period.	As of the grant date using the intrinsic value method using the closing price of our common stock	Amortized on a straight-line basis over the vesting term into *Cost of sales*, *Selling, informational and administrative expenses* and/or *Research and development expenses*, as appropriate, and adjusted each reporting period, as necessary, to reflect changes in the price of our common stock, the number of shares that are probable of being earned, and management's assessment of the probability that the specified performance criteria will be achieved.
Performance Share Awards (PSAs)			

Senior and other key management	• Entitle the holder to receive, at the end of the performance period, shares of our common stock (retirees) earned, if any, or an equal value in cash (active colleagues), including dividend equivalents on shares earned, dependent upon the achievement of predetermined goals related to two measures:
	  a. Adjusted net income over three one-year periods; and
	  b. TSR as compared to the NYSE ARCA Pharmaceutical Index (DRG Index) over the three-year performance period.
	• PSAs vest on the third anniversary of the grant assuming continuous service from the grant date.
	• The award that may be earned ranges from 0% to 200% of the target award depending on goal achievement over the performance period.
		As of the grant date using the intrinsic value method using the closing price of our common stock	Amortized on a straight-line basis over the vesting term into *Cost of sales*, *Selling, informational and administrative expenses*, and/or *Research and development expenses*, as appropriate, and adjusted each reporting period, as necessary, to reflect changes in the price of our common stock, the number of shares that are probable of being earned and management's assessment of the probability that the specified performance criteria will be achieved.

Breakthrough Performance Awards (BPAs)			
Select employees identified as instrumental in delivering medicines to patients (excluding executive officers)	• Entitle the holder to receive, at the end of the performance period, shares of our common stock, if any, including shares resulting from dividend equivalents earned on such shares. • For BPAs granted, the awards, if earned/vested, are settled at the end of the performance period, but no earlier than the one-year anniversary of the date of grant and dependent upon the achievement of the respective predetermined performance goals related to advancing Pfizer's product pipeline during the performance period. • The number of shares that may be earned ranges from 0% to 600% of the target award depending on the level and timing of goal achievement over the performance period.	As of the grant date using the intrinsic value method using the closing price of our common stock	Amortized on a straight-line basis over the probable vesting term into *Cost of sales*, *Selling, informational and administrative expenses*, and/or *Research and development expenses*, as appropriate, and adjusted each reporting period, as necessary, to reflect changes in the price of our common stock, the number of shares that are probable of being earned and management's assessment of the probability that the specified performance criteria will be achieved and/or management's assessment of the probable vesting term.

Notes to Consolidated Financial Statements

Pfizer Inc. and Subsidiary Companies

Awarded to	Terms	Valuation	Recognition and Presentation
Stock Options			
Select employees	• Entitle the holder to purchase a specified number of shares of our common stock at a price per share equal to the closing market price of our common stock on the date of grant, for a period of time when vested. • Since 2016, only a limited set of non-U.S. employees received stock option grants. No stock options were awarded to senior and other key management in any period presented. • Stock options vest on the third anniversary of the grant assuming continuous service from the grant date and have a contractual term of 10 years.	As of the grant date using the Black-Scholes-Merton option-pricing model	Amortized on a straight-line basis over the vesting term into *Cost of sales*, *Selling, informational and administrative expenses*, and/or *Research and development expenses*, as appropriate.

The following provides data related to all TSRU, RSU, PPS, PSA and stock option activity:

(MILLIONS, EXCEPT FAIR VALUE OF SHARES VESTED PER TSRU AND STOCK OPTION)	TSRUs			RSUs			PPSs			PSAs			Stock Options		
Year Ended December 31,	**2023**	2022	2021	**2023**	2022	2021	**2023**	2022	2021	**2023**	2022	2021	**2023**	2022	2021
Total fair value of shares vested[a]	**$10.71**	$11.72	$7.26	**$505**	$345	$304	**$116**	$145	$181	**$58**	$57	$33	**$7.88**	$9.44	$4.86
Total intrinsic value of options exercised or share units converted	**$755**	$1,131	$594				**$250**	$280	$228				**$102**	$247	$584
Cash received upon exercise													**$181**	$260	$795
Tax benefits realized from exercise													**$20**	$46	$106
Compensation cost recognized/ (reduced), pre-tax	**$244**	$255	$259	**$437**	$402	$281	**$(138)**	$144	$535	**$(5)**	$73	$76	**$4**	$4	$5
Total compensation cost related to nonvested awards not yet recognized, pre-tax	**$192**	$179	$187	**$212**	$266	$271	**$81**	$135	$175	**$22**	$38	$54	**$4**	$3	$3
Weighted-average period over which cost is expected to be recognized (years)	**1.7**	1.7	1.6	**1.8**	1.7	1.8	**1.8**	1.7	1.8	**1.8**	1.8	1.8	**1.7**	1.7	1.6

[a] Weighted-average GDFV per TSRUs and stock options.

Total share-based payment expense was $525 million, $872 million and $1.2 billion in 2023, 2022 and 2021, respectively. Tax benefit for share-based compensation expense was $93 million, $160 million and $227 million in 2023, 2022 and 2021, respectively.

The table above excludes total expense due to the modification for share-based awards in connection with our cost reduction/productivity initiatives, which was not significant for all years presented and is recorded in *Restructuring charges and certain acquisition-related costs* (see *Note 3*). Amounts capitalized as part of inventory cost were not significant for any period presented.

Summary of the weighted-average assumptions used in the valuation of TSRUs and stock options:

	TSRUs			Stock Options		
Year Ended December 31,	**2023**	2022	2021	**2023**	2022	2021
Expected dividend yield (based on a constant dividend yield during the expected term)	**3.80%**	3.42%	4.51%	**3.80%**	3.42%	4.51%
Risk-free interest rate (based on interpolated yield on U.S. Treasury zero-coupon issues)	**4.08%**	1.87%	0.93%	**4.03%**	1.93%	1.27%
Expected stock price volatility (based on implied volatility, after consideration of historical volatility)	**23.23%**	29.20%	26.53%	**23.23%**	29.21%	26.54%
TSRUs contractual/stock options expected term, years (based on historical exercise and post-vesting termination patterns for stock options)	**5.15**	5.17	5.15	**6.50**	6.50	6.75

Summary of all TSRU, RSU, PPS and PSA activity during 2023 (with the shares granted representing the maximum award that could be achieved for PPSs and PSAs):

	TSRUs			RSUs		PPSs[a]		PSAs	
	TSRUs (Thousands)	Per TSRU, Weighted Average		Shares (Thousands)	Weighted Avg. GDFV per share	Shares (Thousands)	Weighted Avg. Intrinsic Value per share	Shares (Thousands)	Weighted Avg. Intrinsic Value per share
		GDFV	Grant Price						
Nonvested, December 31, 2022	101,693	$ 7.58	$ 35.26	27,826	$ 38.26	22,322	$ 51.24	5,018	$ 51.24
Granted	**26,631**	**10.71**	**42.29**	**10,007**	**42.11**	**8,751**	**42.30**	**1,623**	**42.30**
Vested	**(48,277)**	**6.08**	**31.38**	**(12,330)**	**37.15**	**(7,736)**	**40.78**	**(1,428)**	**40.74**
Reinvested dividend equivalents				**1,195**	**36.07**				
Forfeited	**(2,374)**	**9.99**	**40.86**	**(855)**	**41.25**	**(1,112)**	**36.09**	**(479)**	**38.47**
Nonvested, December 31, 2023	77,673	$ 9.67	$ 39.92	25,844	$ 40.08	22,225	$ 28.79	4,734	$ 28.79

[a] Vested and non-vested shares outstanding, but not paid as of December 31, 2023 were 35.8 million.

Summary of TSRU and PTU information as of December 31, 2023[a], [b]:

	TSRUs (Thousands)	PTUs (Thousands)	Weighted-Average Grant Price Per TSRU	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value[c] (Millions)
TSRUs Outstanding	163,572		$ 36.83	2.0	$ 131
TSRUs Vested	85,899		34.05	0.8	131
TSRUs Expected to vest[d]	75,276		$ 39.82	3.2	—
Outstanding PTUs converted from TSRUs exercised		1,060		0.6	$ 31

[a] In 2023, we settled 38,957,175 TSRUs with a weighted-average grant price of $29.80 per unit.

[b] In 2023, 1,827,019 TSRUs with a weighted-average grant price of $31.73 per unit were converted into 679,742 PTUs.

[c] Market price of our underlying common stock less exercise price.

[d] The number of TSRUs expected to vest takes into account an estimate of expected forfeitures.

Summary of all stock option activity during 2023:

	Shares (Thousands)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value[a] (Millions)
Outstanding, December 31, 2022	35,280	$ 31.47		
Granted	635	42.30		
Exercised	(6,709)	27.47		
Forfeited	(36)	39.37		
Expired	(718)	31.25		
Outstanding, December 31, 2023	28,452	32.66	1.7	$ —
Vested and expected to vest, December 31, 2023[b]	28,385	32.63	1.7	—
Exercisable, December 31, 2023	26,667	$ 32.19	1.3	$ —

[a] Market price of our underlying common stock less exercise price.

[b] The number of options expected to vest takes into account an estimate of expected forfeitures.

Note 14. Earnings Per Common Share Attributable to Pfizer Inc. Common Shareholders

The following presents the detailed calculation of *EPS:*

	Year Ended December 31,		
(IN MILLIONS)	**2023**	2022	2021
EPS Numerator			
Income from continuing operations attributable to Pfizer Inc. common shareholders	$ 2,134	$ 31,366	$ 22,414
Discontinued operations—net of tax	(15)	6	(434)
Net income attributable to Pfizer Inc. common shareholders	$ 2,119	$ 31,372	$ 21,979
EPS Denominator			
Weighted-average number of common shares outstanding—Basic	5,643	5,608	5,601
Common-share equivalents	66	125	107
Weighted-average number of common shares outstanding—Diluted	5,709	5,733	5,708
Anti-dilutive common stock equivalents[a]	9	1	2

[a] These common stock equivalents were outstanding for the periods presented, but were not included in the computation of diluted EPS for those periods because their inclusion would have had an anti-dilutive effect.

Note 15. Leases

We lease real estate, fleet, and equipment for use in our operations. Our leases generally have lease terms of 1 to 30 years, some of which include options to terminate or extend leases for up to 5 to 10 years or on a month-to-month basis. We include options that are reasonably certain to be exercised as part of the determination of lease terms. We may negotiate termination clauses in anticipation of any changes in market conditions, but generally these termination options have not been exercised. Residual value guarantees are generally not included within our operating leases with the exception of some fleet leases. In addition to base rent payments, the leases may require us to pay directly for taxes and other non-lease components, such as insurance, maintenance and other operating expenses, which may be dependent on usage or vary month-to-month. Variable lease payments amounted to $444 million in 2023, $536 million in 2022 and $381 million in 2021. We elected the practical expedient to not separate non-lease components from lease components in calculating the amounts of ROU assets and lease liabilities for all underlying asset classes.

We determine if an arrangement is a lease at inception of the contract and we perform the lease classification test as of the lease commencement date. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our estimated incremental borrowing rate based on the information available at commencement date in determining the present value of future payments.

For operating leases, the ROU assets and liabilities in our consolidated balance sheets follows:

(MILLIONS)	Balance Sheet Classification	As of December 31, 2023	As of December 31, 2022
ROU assets	Other noncurrent assets	$ 2,924	$ 3,002
Lease liabilities (short-term)	Other current liabilities	527	620
Lease liabilities (long-term)	Other noncurrent liabilities	2,626	2,597

Components of total lease cost includes:

(MILLIONS)	Year Ended December 31, 2023	2022	2021
Operating lease cost	$ 863	$ 714	$ 548
Variable lease cost	444	536	381
Sublease income	(24)	(32)	(41)
Total lease cost	$ 1,283	$ 1,218	$ 888

Other supplemental information follows:

(MILLIONS)	As of December 31, 2023	2022
Operating leases		
Weighted-Average Remaining Contractual Lease Term (Years)	10.8	11
Weighted-Average Discount Rate	3.8 %	3.0 %

(MILLIONS)	Year Ended December 31, 2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 744	$ 617	$ 387
(Gains)/losses on sale and leaseback transactions, net	(49)	11	1

The following reconciles the undiscounted cash flows for the first five years and total of the remaining years to the operating lease liabilities recorded in the consolidated balance sheet as of December 31, 2023:

(MILLIONS)	
Period	Operating Lease Liabilities
Next one year[a]	$ 639
1-2 years	474
2-3 years	387
3-4 years	319
4-5 years	262
Thereafter	1,743
Total undiscounted lease payments	3,824
Less: Imputed interest	671
Present value of minimum lease payments	3,153
Less: Current portion	527
Noncurrent portion	$ 2,626

[a] Reflects lease payments due within 12 months subsequent to the balance sheet date.

Note 16. Contingencies and Certain Commitments

We and certain of our subsidiaries are subject to numerous contingencies arising in the ordinary course of business, including tax and legal contingencies, guarantees and indemnifications. The following outlines our legal contingencies, guarantees and indemnifications. For a discussion of our tax contingencies, see *Note 5D.*

A. Legal Proceedings

Our legal contingencies include, but are not limited to, the following:

- Patent litigation, which typically involves challenges to the coverage and/or validity of patents on various products, processes or dosage forms. An adverse outcome could result in loss of patent protection for a product, a significant loss of revenues from a product or impairment of the value of associated assets. We are the plaintiff in the majority of these actions.

- Product liability and other product-related litigation related to current or former products, which can include personal injury, consumer, off-label promotion, securities, antitrust and breach of contract claims, among others, and often involves highly complex issues relating to medical causation, label warnings and reliance on those warnings, scientific evidence and findings, actual, provable injury and other matters.

- Commercial and other asserted or unasserted matters, which can include acquisition-, licensing-, intellectual property-, collaboration- or co-promotion-related and product-pricing claims and environmental claims and proceedings, and can involve complexities that will vary from matter to matter.

- Government investigations, which often are related to the extensive regulation of pharmaceutical companies by national, state and local government agencies in the U.S. and in other jurisdictions.

Certain of these contingencies could result in increased expenses and/or losses, including damages, royalty payments, fines and/or civil penalties, which could be substantial, and/or criminal charges.

We believe that our claims and defenses in matters in which we are a defendant are substantial, but litigation is inherently unpredictable and excessive verdicts do occur. We do not believe that any of these matters will have a material adverse effect on our financial position. However, we could incur judgments, enter into settlements or revise our expectations regarding the outcome of matters, which could have a material adverse effect on our results of operations and/or our cash flows in the period in which the amounts are accrued or paid.

We have accrued for losses that are both probable and reasonably estimable. Substantially all of our contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex. Consequently, we are unable to estimate the range of reasonably possible loss in excess of amounts accrued. Our assessments, which result from a complex series of judgments about future events and uncertainties, are based on estimates and assumptions that have been deemed reasonable by management, but that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions.

Amounts recorded for legal and environmental contingencies can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For proceedings under environmental laws to which a governmental authority is a party, we have adopted a disclosure threshold of $1 million in potential or actual governmental monetary sanctions.

The principal pending matters to which we are a party are discussed below. In determining whether a pending matter is a principal matter, we consider both quantitative and qualitative factors to assess materiality, such as, among others, the amount of damages and the nature of other relief sought, if specified; our view of the merits of the claims and of the strength of our defenses; whether the action purports to be, or is, a class action and, if not certified, our view of the likelihood that a class will be certified by the court; the jurisdiction in which the proceeding is pending; whether related actions have been transferred to multidistrict litigation; any experience that we or, to our knowledge, other companies have had in similar proceedings; whether disclosure of the action would be important to a reader of our financial statements, including whether disclosure might change a reader's judgment about our financial statements in light of all of the information that is available to the reader; the potential impact of the proceeding on our reputation; and the extent of public interest in the matter. In addition, with respect to patent matters in which we are the plaintiff, we consider, among other things, the financial significance of the product protected by the patent(s) at issue. Some of the matters discussed below include those which management believes that the likelihood of possible loss in excess of amounts accrued is remote.

A1. Legal Proceedings—Patent Litigation

We are involved in suits relating to our patents (or those of our collaboration/licensing partners to which we have licenses or co-promotion rights), including but not limited to, those discussed below. We face claims by generic drug manufacturers that patents covering our products (or those of our collaboration/licensing partners to which we have licenses or co-promotion rights and to which we may or may not be a party), processes or dosage forms are invalid and/or do not cover the product of the generic drug manufacturer. Also, counterclaims, as well as various independent actions, have been filed alleging that our assertions of, or attempts to enforce, patent rights with respect to certain products constitute unfair competition and/or violations of antitrust laws. In addition to the challenges to the U.S. patents that are discussed below, patent rights to certain of our products or those of our collaboration/licensing partners are being challenged in various other jurisdictions. Some of our collaboration or licensing partners face challenges to the validity of their patent rights in non-U.S. jurisdictions. For example, in April 2022, the U.K. High Court issued a judgment finding invalid a BMS patent related to Eliquis due to expire in 2026. In May 2023, the Court of Appeal dismissed BMS's appeal and in October 2023, the Supreme Court refused BMS's permission to appeal. Additional challenges are pending in other jurisdictions. Also, in July 2022, CureVac AG (CureVac) brought a patent infringement action against BioNTech and certain of its subsidiaries in the German Regional Court alleging that Comirnaty infringes certain German utility model patents and certain expired and unexpired European patents. Additional challenges involving Comirnaty patents may be filed against us and/or BioNTech in other jurisdictions in the future. Adverse decisions in these matters could have a material adverse effect on our results of operations. We are also party to patent damages suits in various jurisdictions pursuant to which generic drug manufacturers, payors, governments or other parties are seeking damages from us for allegedly causing delay of generic entry.

We also are often involved in other proceedings, such as inter partes review, post-grant review, re-examination or opposition proceedings, before the U.S. Patent and Trademark Office, the European Patent Office, or other foreign counterparts, as well as court proceedings relating to our intellectual property or the intellectual property rights of others, including challenges to such rights initiated by us. Also, if one of our patents (or one of our collaboration/licensing partner's patents) is found to be invalid by such proceedings, generic or competitive products could be introduced into the market resulting in the erosion of sales of our existing products. For example, several of the patents in our pneumococcal vaccine portfolio have been challenged in inter partes review and post-grant review proceedings in the U.S. Patent and Trademark Office, as well as outside the U.S. The invalidation of any of the patents in our pneumococcal portfolio could potentially allow additional competitor vaccines, if approved, to enter the marketplace earlier than anticipated. In the event that any of the patents are found valid and infringed, a competitor's vaccine, if approved, might be prohibited from entering the market or a competitor might be required to pay us a royalty.

We are also subject to patent litigation pursuant to which one or more third parties seek damages and/or injunctive relief to compensate for alleged infringement of its patents by our commercial or other activities. If one of our marketed products (or a product of our collaboration/

licensing partners to which we have licenses or co-promotion rights) is found to infringe valid patent rights of a third party, such third party may be awarded significant damages or royalty payments, or we may be prevented from further sales of that product. Such damages may be enhanced as much as three-fold if we or one of our subsidiaries is found to have willfully infringed valid patent rights of a third party.

Actions In Which We Are The Plaintiff

Xeljanz (tofacitinib)
Beginning in 2017, we brought patent-infringement actions against several generic manufacturers that filed separate abbreviated new drug applications (ANDAs) with the FDA seeking approval to market their generic versions of tofacitinib tablets in one or both of 5 mg and 10 mg dosage strengths, and in both immediate and extended release forms. To date, we have settled actions with several manufacturers on terms not material to us. The remaining actions continue in the U.S. District Court for the District of Delaware as described below.

In October 2021, we brought a separate patent-infringement action against Sinotherapeutics Inc. (Sinotherapeutics) asserting the infringement and validity of our patent covering extended release formulations of tofacitinib that was challenged by Sinotherapeutics in its ANDA seeking approval to market a generic version of tofacitinib 11 mg extended release tablets. In November 2022, we filed an additional patent-infringement action against Sinotherapeutics relating to its challenge of our extended release formulation and method of treatment patents in its ANDA seeking approval to market a generic version of tofacitinib 22 mg extended release tablets.

In June 2023, we brought a patent-infringement action against Aurobindo Pharma Limited and Aurobindo Pharma USA, Inc. (collectively Aurobindo) asserting the infringement and validity of our basic compound patent, in connection with Aurobindo's ANDA seeking approval to market a generic version of tofacitinib 11 mg extended release tablets. In December 2023, we reached a settlement agreement with Aurobindo on terms not material to the Company.

Ibrance (palbociclib)
Beginning in January 2021, several generic companies notified us that they had filed ANDAs with the FDA seeking approval to market generic versions of Ibrance tablets. We have settled with one of these generic companies on terms not material to us, and have dismissed the patent infringement actions against all other generic companies except for the action against Synthon Pharmaceuticals Inc. and its affiliated entities (collectively, Synthon), in which we have asserted the infringement and validity of the composition of matter patent, expiring in 2027. In December 2023, we reached a settlement agreement with Synthon on terms not material to the Company.

Mektovi (binimetinib)
Beginning in August 2022, several generic companies notified us that they had filed ANDAs with the FDA seeking approval to market generic versions of Mektovi. The companies assert the invalidity and non-infringement of two method of use patents expiring in 2030, a method of use patent expiring in 2031, two method of use patents expiring in 2033, and a product by process patent expiring in 2033. Beginning in September 2022, we brought patent infringement actions against the generic filers in the U.S. District Court for the District of Delaware, asserting the validity and infringement of all six patents.

In August 2022 we received notice from Teva Pharmaceuticals, Inc. (Teva) that it had filed an ANDA seeking approval to market a generic version of Mektovi. Teva asserts the invalidity and non-infringement of two method of use patents expiring in 2033 and a product by process patent expiring in 2033. In June 2023, we brought a patent infringement action against Teva in the U.S. District Court for the District of Delaware, asserting the validity and infringement of the three patents.

Vyndaqel-Vyndamax(tafamidis/tafamidis meglumine)
Beginning in June 2023, several generic companies notified us that they had filed ANDAs with the FDA seeking approval to market generic versions of tafamidis capsules (61 mg) or tafamidis meglumine capsules (20 mg), challenging some or all of the patents listed in the FDA's Orange Book for Vyndamax (tafamidis) and Vyndaqel (tafamidis meglumine). Scripps Research Institute (Scripps) owns the composition of matter patent and the method of treatment patents covering the products, and Pfizer is the exclusive licensee. Pfizer separately owns the crystalline form patent. Beginning in August 2023, we and Scripps brought patent infringement actions against the generic filers in the U.S. District Court for the District of Delaware, asserting the validity and infringement of the patents in suit. Pfizer is the sole plaintiff in actions that assert only the infringement and validity of the crystalline form patent.

Actions in Which We are the Defendant

Comirnaty
In March 2022, Alnylam Pharmaceuticals, Inc. (Alnylam) filed a complaint in the U.S. District Court for the District of Delaware against Pfizer and Pharmacia & Upjohn Company LLC, our wholly owned subsidiary, alleging that Comirnaty infringes a U.S. patent issued in February 2022, and seeking unspecified monetary damages. In July 2022, Alnylam filed a second complaint in the U.S. District Court for the District of Delaware against Pfizer, Pharmacia & Upjohn Company LLC, BioNTech and BioNTech Manufacturing GmbH, alleging that Comirnaty infringes a U.S. patent issued in July 2022, and seeking unspecified monetary damages. In May 2023, Alnylam filed a separate complaint in the U.S. District Court for the District of Delaware against Pfizer and Pharmacia & Upjohn Company LLC alleging that Comirnaty infringes four additional U.S. patents issued on various dates in 2023 and seeking unspecified monetary damages.

In August 2022, ModernaTX, Inc. (ModernaTX) and Moderna US, Inc. (Moderna) sued Pfizer, BioNTech, BioNTech Manufacturing GmbH and BioNTech US Inc. in the U.S. District Court for the District of Massachusetts, alleging that Comirnaty infringes three U.S. patents. In its complaint, Moderna stated that it is seeking damages for alleged infringement occurring after March 7, 2022.

In August 2022, ModernaTX filed a patent infringement action in Germany against Pfizer and certain subsidiary companies, as well as BioNTech and certain subsidiary companies, alleging that Comirnaty infringes two European patents. The German infringement action was stayed in December 2023 pending further action from the European Patent Office on the patents at issue. In September 2022, ModernaTX filed patent infringement actions in the U.K. and in the Netherlands against Pfizer and certain subsidiary companies, as well as BioNTech and certain subsidiary companies, on the same two European patents. In its complaints, ModernaTX stated that it is seeking damages for alleged infringement occurring after March 7, 2022. In the U.K., Pfizer and BioNTech brought an action against ModernaTX seeking to revoke these two European patents, which was consolidated with the September 2022 action filed by ModernaTX. In November 2023, one of the European patents was revoked by the European Patent Office. In December 2023, the other European patent was declared invalid by a court in the

Netherlands (the invalidity decision is limited to the Netherlands). ModernaTX has also filed additional patent infringement actions against Pfizer and BioNTech in certain other ex-U.S. jurisdictions.

In April 2023, Arbutus Biopharma Corporation (Arbutus) and Genevant Sciences GmbH (Genevant) filed a complaint in the U.S. District Court for the District of New Jersey against Pfizer and BioNTech alleging that Comirnaty and its manufacture infringe five U.S. patents, and seeking unspecified monetary damages.

Paxlovid
In June 2022, Enanta Pharmaceuticals, Inc. filed a complaint in the U.S. District Court for the District of Massachusetts against Pfizer alleging that the active ingredient in Paxlovid, nirmatrelvir, infringes a U.S. patent issued in June 2022, and seeking unspecified monetary damages.

Abrysvo
In August 2023, GlaxoSmithKline Biologics SA and GlaxoSmithKline LLC (collectively, GSK Group) filed a complaint in the U.S. District Court for the District of Delaware against Pfizer alleging that the active ingredient in Abrysvo infringes four U.S. patents. The complaint seeks unspecified monetary damages and a permanent injunction against sales of Abrysvo for use in adults over 60 years of age. In November 2023, GSK Group amended its complaint to assert infringement of two additional patents. In addition, we have challenged certain of GSK's RSV vaccine patents in certain ex-U.S. jurisdictions, including the U.K., the Netherlands and Belgium, and GSK has asserted that Abrysvo infringes these patents.

Matters Involving Pfizer and its Collaboration/Licensing Partners

Comirnaty
In July 2022, Pfizer, BioNTech and BioNTech Manufacturing GmbH filed a declaratory judgment complaint against CureVac in the U.S. District Court for the District of Massachusetts seeking a judgment of non-infringement for three U.S. patents relating to Comirnaty. In May 2023, the case was transferred to the U.S. District Court for the Eastern District of Virginia. Also in May 2023, CureVac asserted that Comirnaty infringes the three patents that were the subject of our declaratory judgment complaint, and in May and July 2023, CureVac asserted that Comirnaty infringes a number of additional U.S. patents.

In the U.K., Pfizer and BioNTech have sued CureVac seeking a judgment of invalidity of several patents and CureVac has made certain infringement counterclaims.

A2. Legal Proceedings—Product Litigation

We are defendants in numerous cases, including but not limited to those discussed below, related to our pharmaceutical and other products. Plaintiffs in these cases seek damages and other relief on various grounds for alleged personal injury and economic loss.

Asbestos
Between 1967 and 1982, Warner-Lambert owned American Optical Corporation (American Optical), which manufactured and sold respiratory protective devices and asbestos safety clothing. In connection with the sale of American Optical in 1982, Warner-Lambert agreed to indemnify the purchaser for certain liabilities, including certain asbestos-related and other claims. Warner-Lambert was acquired by Pfizer in 2000 and is a wholly owned subsidiary of Pfizer. Warner-Lambert is actively engaged in the defense of, and will continue to explore various means of resolving, these claims.

Numerous lawsuits against American Optical, Pfizer and certain of its previously owned subsidiaries are pending in various federal and state courts seeking damages for alleged personal injury from exposure to products allegedly containing asbestos and other allegedly hazardous materials sold by Pfizer and certain of its previously owned subsidiaries.

There also are a small number of lawsuits pending in various federal and state courts seeking damages for alleged exposure to asbestos in facilities owned or formerly owned by Pfizer or its subsidiaries.

Effexor
Beginning in 2011, actions, including purported class actions, were filed in various federal courts against Wyeth and, in certain of the actions, affiliates of Wyeth and certain other defendants relating to Effexor XR, which is the extended-release formulation of Effexor. The plaintiffs in each of the class actions seek to represent a class consisting of all persons in the U.S. and its territories who directly purchased, indirectly purchased or reimbursed patients for the purchase of Effexor XR or generic Effexor XR from any of the defendants from June 14, 2008 until the time the defendants' allegedly unlawful conduct ceased. The plaintiffs in all of the actions allege delay in the launch of generic Effexor XR in the U.S. and its territories, in violation of federal antitrust laws and, in certain of the actions, the antitrust, consumer protection and various other laws of certain states, as the result of Wyeth fraudulently obtaining and improperly listing certain patents for Effexor XR in the Orange Book, enforcing certain patents for Effexor XR and entering into a litigation settlement agreement with a generic drug manufacturer with respect to Effexor XR. Each of the plaintiffs seeks treble damages (for itself in the individual actions or on behalf of the putative class in the purported class actions) for alleged price overcharges for Effexor XR or generic Effexor XR in the U.S. and its territories since June 14, 2008. All of these actions have been consolidated in the U.S. District Court for the District of New Jersey.

In 2014, the District Court dismissed the direct purchaser plaintiffs' claims based on the litigation settlement agreement, but declined to dismiss the other direct purchaser plaintiff claims. In 2015, the District Court entered partial final judgments as to all settlement agreement claims, including those asserted by direct purchasers and end-payor plaintiffs, which plaintiffs appealed to the U.S. Court of Appeals for the Third Circuit. In 2017, the U.S. Court of Appeals for the Third Circuit reversed the District Court's decisions and remanded the claims to the District Court.

Lipitor
Beginning in 2011, purported class actions relating to Lipitor were filed in various federal courts against, among others, Pfizer, certain Pfizer affiliates, and, in most of the actions, Ranbaxy Laboratories Limited (Ranbaxy) and certain Ranbaxy affiliates. The plaintiffs in these various actions seek to represent nationwide, multi-state or statewide classes consisting of persons or entities who directly purchased, indirectly purchased or reimbursed patients for the purchase of Lipitor (or, in certain of the actions, generic Lipitor) from any of the defendants from March 2010 until the cessation of the defendants' allegedly unlawful conduct (the Class Period). The plaintiffs allege delay in the launch of generic Lipitor, in violation of federal antitrust laws and/or state antitrust, consumer protection and various other laws, resulting from (i) the

2008 agreement pursuant to which Pfizer and Ranbaxy settled certain patent litigation involving Lipitor and Pfizer granted Ranbaxy a license to sell a generic version of Lipitor in various markets beginning on varying dates, and (ii) in certain of the actions, the procurement and/or enforcement of certain patents for Lipitor. Each of the actions seeks, among other things, treble damages on behalf of the putative class for alleged price overcharges for Lipitor (or, in certain of the actions, generic Lipitor) during the Class Period. In addition, individual actions have been filed against Pfizer, Ranbaxy and certain of their affiliates, among others, that assert claims and seek relief for the plaintiffs that are substantially similar to the claims asserted and the relief sought in the purported class actions described above. These various actions have been consolidated for pre-trial proceedings in a MDL in the U.S. District Court for the District of New Jersey.

In September 2013 and 2014, the District Court dismissed with prejudice the claims of the direct purchasers. In October and November 2014, the District Court dismissed with prejudice the claims of all other MDL plaintiffs. All plaintiffs appealed the District Court's orders dismissing their claims with prejudice to the U.S. Court of Appeals for the Third Circuit. In addition, the direct purchaser class plaintiffs appealed the order denying their motion to amend the judgment and for leave to amend their complaint to the Court of Appeals. In 2017, the Court of Appeals reversed the District Court's decisions and remanded the claims to the District Court.

Also, in 2013, the State of West Virginia filed an action in West Virginia state court against Pfizer and Ranbaxy, among others, that asserts claims and seeks relief on behalf of the State of West Virginia and residents of that state that are substantially similar to the claims asserted and the relief sought in the purported class actions described above.

EpiPen (Direct Purchaser)

In February 2020, a lawsuit was filed in the U.S. District Court for the District of Kansas against Pfizer, its current and former affiliates King and Meridian, and various Mylan entities, on behalf of a purported U.S. nationwide class of direct purchaser plaintiffs who purchased EpiPen devices directly from the defendants. Plaintiffs in this action generally allege that Pfizer and Mylan conspired to delay market entry of generic EpiPen through the settlement of patent litigation regarding EpiPen, and thereby delayed market entry of generic EpiPen in violation of federal antitrust law. Plaintiffs seek treble damages for alleged overcharges for EpiPen since 2011. In July 2021, the District Court granted defendants' motion to dismiss the direct purchaser complaint, without prejudice. In September 2021, plaintiffs filed an amended complaint. In August 2022, the District Court granted Pfizer's motion to dismiss the complaint, and plaintiffs appealed to the U.S. Court of Appeals for the Tenth Circuit. In October 2023, the parties reached an agreement to settle the litigation on terms not material to Pfizer. The settlement is subject to court approval.

Docetaxel

• *Personal Injury Actions*

A number of lawsuits have been filed against Hospira and Pfizer in various federal and state courts alleging that plaintiffs who were treated with Docetaxel developed permanent hair loss. The significant majority of the cases also name other defendants, including the manufacturer of the branded product, Taxotere. Plaintiffs seek compensatory and punitive damages. Additional lawsuits have been filed in which plaintiffs allege they developed blocked tear ducts following their treatment with Docetaxel.

In 2016, the federal cases were transferred for coordinated pre-trial proceedings to a MDL in the U.S. District Court for the Eastern District of Louisiana. In 2022, the eye injury cases were transferred for coordinated pre-trial proceedings to a MDL in the U.S. District Court for the Eastern District of Louisiana.

• *Mississippi Attorney General Government Action*

In 2018, the Attorney General of Mississippi filed a complaint in Mississippi state court against the manufacturer of the branded product and eight other manufacturers including Pfizer and Hospira, alleging, with respect to Pfizer and Hospira, a failure to warn about a risk of permanent hair loss in violation of the Mississippi Consumer Protection Act. The action seeks civil penalties and injunctive relief.

Zantac

A number of lawsuits have been filed against Pfizer in various federal and state courts alleging that plaintiffs developed various types of cancer, or face an increased risk of developing cancer, purportedly as a result of the ingestion of Zantac. The significant majority of these cases also name other defendants that have historically manufactured and/or sold Zantac. Pfizer has not sold Zantac since 2006, and only sold an OTC version of the product. In 2006, Pfizer sold the consumer business that included its Zantac OTC rights to Johnson & Johnson and transferred the assets and liabilities related to Zantac OTC to Johnson & Johnson in connection with the sale. Plaintiffs in these cases seek compensatory and punitive damages.

In February 2020, the federal actions were transferred for coordinated pre-trial proceedings to a MDL in the U.S. District Court for the Southern District of Florida (the Federal MDL Court). Plaintiffs in the MDL filed against Pfizer and many other defendants a master personal injury complaint, a consolidated consumer class action complaint alleging, among other things, claims under consumer protection statutes of all 50 states, and a medical monitoring complaint seeking to certify medical monitoring classes under the laws of 13 states. In December 2022, the Federal MDL Court granted defendants' Daubert motions to exclude plaintiffs' expert testimony and motion for summary judgment on general causation, which has resulted in the dismissal of all complaints in the litigation. Plaintiffs have appealed the Federal MDL Court's rulings.

In addition, (i) Pfizer has received service of Canadian class action complaints naming Pfizer and other defendants, and seeking compensatory and punitive damages for personal injury and economic loss, allegedly arising from the defendants' sale of Zantac in Canada; and (ii) the State of New Mexico and the Mayor and City Council of Baltimore separately filed civil actions against Pfizer and many other defendants in state courts, alleging various state statutory and common law claims in connection with the defendants' alleged sale of Zantac in those jurisdictions. In April 2021, a Judicial Council Coordinated Proceeding was created in the Superior Court of California in Alameda County to coordinate personal injury actions against Pfizer and other defendants filed in California state court. Coordinated proceedings have also been created in other state courts. The large majority of the state court cases have been filed in the Superior Court of Delaware in New Castle County.

Many of these Zantac-related cases have been outstanding for a number of years and could take many more years to resolve. From time to time, Pfizer has explored and will continue to explore opportunistic settlements of these matters.

Chantix

Beginning in August 2021, a number of putative class actions have been filed against Pfizer in various U.S. federal courts following Pfizer's voluntary recall of Chantix due to the presence of a nitrosamine, N-nitroso-varenicline. Plaintiffs assert that they suffered economic harm purportedly as a result of purchasing Chantix or generic varenicline medicines sold by Pfizer. Plaintiffs seek to represent nationwide and state-specific classes and seek various remedies, including damages and medical monitoring. In December 2022, the federal actions were transferred for coordinated pre-trial proceedings to a MDL in the U.S. District Court for the Southern District of New York. Similar putative class actions have been filed in Canada and Israel, where the product brand is Champix.

A3. Legal Proceedings—Commercial and Other Matters

Monsanto-Related Matters

In 1997, Monsanto Company (Former Monsanto) contributed certain chemical manufacturing operations and facilities to a newly formed corporation, Solutia Inc. (Solutia), and spun off the shares of Solutia. In 2000, Former Monsanto merged with Pharmacia & Upjohn Company to form Pharmacia. Pharmacia then transferred its agricultural operations to a newly created subsidiary, named Monsanto Company (New Monsanto), which it spun off in a two-stage process that was completed in 2002. Pharmacia was acquired by Pfizer in 2003 and is a wholly owned subsidiary of Pfizer.

In connection with its spin-off that was completed in 2002, New Monsanto assumed, and agreed to indemnify Pharmacia for, any liabilities related to Pharmacia's former agricultural business. New Monsanto has defended and/or is defending Pharmacia in connection with various claims and litigation arising out of, or related to, the agricultural business, and has been indemnifying Pharmacia when liability has been imposed or settlement has been reached regarding such claims and litigation.

In connection with its spin-off in 1997, Solutia assumed, and agreed to indemnify Pharmacia for, liabilities related to Former Monsanto's chemical businesses. As the result of its reorganization under Chapter 11 of the U.S. Bankruptcy Code, Solutia's indemnification obligations relating to Former Monsanto's chemical businesses are primarily limited to sites that Solutia has owned or operated. In addition, in connection with its spin-off that was completed in 2002, New Monsanto assumed, and agreed to indemnify Pharmacia for, any liabilities primarily related to Former Monsanto's chemical businesses, including, but not limited to, any such liabilities that Solutia assumed. Solutia's and New Monsanto's assumption of, and agreement to indemnify Pharmacia for, these liabilities apply to pending actions and any future actions related to Former Monsanto's chemical businesses in which Pharmacia is named as a defendant, including, without limitation, actions asserting environmental claims, including alleged exposure to polychlorinated biphenyls. Solutia and/or New Monsanto are defending Pharmacia in connection with various claims and litigation arising out of, or related to, Former Monsanto's chemical businesses, and have been indemnifying Pharmacia when liability has been imposed or settlement has been reached regarding such claims and litigation.

Environmental Matters

In 2009, as part of our acquisition of Wyeth, we assumed responsibility for environmental remediation at the Wyeth Holdings LLC (formerly known as Wyeth Holdings Corporation and American Cyanamid Company) discontinued industrial chemical facility in Bound Brook, New Jersey. Since that time, we have executed or have become a party to a number of administrative settlement agreements, orders on consent, and/or judicial consent decrees, with the U.S. Environmental Protection Agency, the New Jersey Department of Environmental Protection and/or federal and state natural resource trustees to perform remedial design, removal and remedial actions, and related environmental remediation activities, and to resolve alleged damages to natural resources, at the Bound Brook facility. We have accrued for the currently estimated costs of these activities.

We are also party to a number of other proceedings brought under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and other state, local or foreign laws in which the primary relief sought is the cost of past and/or future remediation.

Contracts with Iraqi Ministry of Health

In 2017, a number of U.S. service members, civilians, and their families brought a complaint in the U.S. District Court for the District of Columbia against a number of pharmaceutical and medical devices companies, including Pfizer and certain of its subsidiaries, alleging that the defendants violated the U.S. Anti-Terrorism Act. The complaint alleges that the defendants provided funding for terrorist organizations through their sales practices pursuant to pharmaceutical and medical device contracts with the Iraqi Ministry of Health, and seeks monetary relief. In July 2020, the District Court granted defendants' motions to dismiss and dismissed all of plaintiffs' claims. In January 2022, the Court of Appeals reversed the District Court's decision. In February 2022, the defendants filed for en banc review of the Court of Appeals' decision. In February 2023, the Court of Appeals denied defendants' en banc petitions.

Allergan Complaint for Indemnity

In 2019, Pfizer was named as a defendant in a complaint, along with King, filed by Allergan Finance LLC (Allergan) in the Supreme Court of the State of New York, asserting claims for indemnity related to Kadian, which was owned for a short period by King in 2008, prior to Pfizer's acquisition of King in 2010. This suit was voluntarily discontinued without prejudice in January 2021.

Viatris Securities Litigation

In October 2021, a putative class action was filed in the Court of Common Pleas of Allegheny County, Pennsylvania on behalf of former Mylan N.V. shareholders who received Viatris common stock in exchange for Mylan shares in connection with the spin-off of the Upjohn Business and its combination with Mylan (the Transactions). Viatris, Pfizer, and certain of each company's current and former officers, directors and employees are named as defendants. An amended complaint was filed in January 2023, and alleges that the defendants violated certain provisions of the Securities Act of 1933 in connection with certain disclosures made in or omitted from the registration statement and related prospectus issued in connection with the Transactions, as well as related communications. Plaintiff seeks damages, costs and expenses and other equitable and injunctive relief. In November 2023, the parties reached an agreement to settle the litigation on terms not material to Pfizer. The settlement is subject to court approval.

Breach of Contract – Comirnaty

In 2023, Pfizer and BioNTech Manufacturing GmbH initiated separate formal proceedings against the Republic of Poland, the Republic of Romania and Hungary in Belgium's Court of First Instance of Brussels. Pfizer and BioNTech are seeking an order from the Court holding those countries to their commitments for COVID-19 vaccine orders, which were placed as part of their contracts signed in 2021.

A4. Legal Proceedings—Government Investigations

We are subject to extensive regulation by government agencies in the U.S., other developed markets and multiple emerging markets in which we operate. Criminal charges, substantial fines and/or civil penalties, limitations on our ability to conduct business in applicable jurisdictions, corporate integrity or deferred prosecution agreements, as well as reputational harm and increased public interest in the matter could result from government investigations in the U.S. and other jurisdictions in which we do business. These matters often involve government requests for information on a voluntary basis or through subpoenas after which the government may seek additional information through follow-up requests or additional subpoenas. In addition, in a qui tam lawsuit in which the government declines to intervene, the relator may still pursue a suit for the recovery of civil damages and penalties on behalf of the government. Among the investigations by government agencies are the matters discussed below.

Greenstone Investigations

• *U.S. Department of Justice Antitrust Division Investigation*

Since July 2017, the U.S. Department of Justice's Antitrust Division has been investigating our former Greenstone generics business. We believe this is related to an ongoing broader antitrust investigation of the generic pharmaceutical industry. We have produced records relating to this investigation.

• *State Attorneys General and Multi-District Generics Antitrust Litigation*

In April 2018, Greenstone received requests for information from the Antitrust Department of the Connecticut Office of the Attorney General. In May 2019, Attorneys General of more than 40 states plus the District of Columbia and Puerto Rico filed a complaint against a number of pharmaceutical companies, including Greenstone and Pfizer. The matter has been consolidated with a MDL in the Eastern District of Pennsylvania. As to Greenstone and Pfizer, the complaint alleges anticompetitive conduct in violation of federal and state antitrust laws and state consumer protection laws. In June 2020, the State Attorneys General filed a new complaint against a large number of companies, including Greenstone and Pfizer, making similar allegations, but concerning a new set of drugs. This complaint was transferred to the MDL in July 2020. The MDL also includes civil complaints filed by private plaintiffs and state counties against Pfizer, Greenstone and a significant number of other defendants asserting allegations that generally overlap with those asserted by the State Attorneys General.

Subpoena & Civil Investigative Demand relating to Tris Pharma/Quillivant XR
In October 2018, we received a subpoena from the U.S. Attorney's Office for the Southern District of New York (SDNY) seeking records relating to our relationship with another drug manufacturer and its production and manufacturing of drugs including, but not limited to, Quillivant XR. We responded to that subpoena in full and have had no communication with the SDNY in connection with the subpoena since June 2019. Additionally, in September 2020, we received a Civil Investigative Demand (CID) from the Texas Attorney General's office seeking records of a similar nature to those requested by the SDNY. We produced records in response to this request. In November 2023, the investigation culminated in a qui tam litigation brought by the State of Texas. The investigation is now closed.

Government Inquiries relating to Meridian Medical Technologies
In February 2019, we received a CID from the U.S. Attorney's Office for the SDNY. The CID seeks records and information related to alleged quality issues involving the manufacture of auto-injectors at the Meridian site. In August 2019, we received a HIPAA subpoena issued by the U.S. Attorney's Office for the Eastern District of Missouri, in coordination with the Department of Justice's Consumer Protection Branch, seeking similar records and information. We have produced records in response to these and subsequent requests.

U.S. Department of Justice/SEC Inquiry relating to Russian Operations
In June 2019, we received an informal request from the U.S. Department of Justice's Foreign Corrupt Practices Act (FCPA) Unit seeking documents relating to our operations in Russia. In September 2019, we received a similar request from the SEC's FCPA Unit. We have produced records pursuant to these requests.

Docetaxel—Mississippi Attorney General Government Investigation
See *Legal Proceedings—Product Litigation—Docetaxel—Mississippi Attorney General Government Action* above for information regarding a government investigation related to Docetaxel marketing practices.

U.S. Department of Justice Inquiries relating to India Operations
In March 2020, we received an informal request from the U.S. Department of Justice's Consumer Protection Branch seeking documents relating to our manufacturing operations in India, including at our former facility located at Irrungattukottai in India. In April 2020, we received a similar request from the U.S. Attorney's Office for the SDNY regarding a civil investigation concerning operations at our facilities in India. We are producing records pursuant to these requests.

U.S. Department of Justice/SEC Inquiry relating to China Operations
In June 2020, we received an informal request from the U.S. Department of Justice's FCPA Unit seeking documents relating to our operations in China. In August 2020, we received a similar request from the SEC's FCPA Unit. We have produced records pursuant to these requests.

Zantac—State of New Mexico and Mayor and City Council of Baltimore Civil Actions
See *Legal Proceedings—Product Litigation—Zantac* above for information regarding civil actions separately filed by the State of New Mexico and the Mayor and City Council of Baltimore alleging various state statutory and common law claims in connection with the defendants' alleged sale of Zantac in those jurisdictions.

Government Inquiries relating to Biohaven
In June 2022, the U.S. Department of Justice's Commercial Litigation Branch and the U.S. Attorney's Office for the Western District of New York issued a CID relating to Biohaven. The CID seeks records and information related to, among other things, engagements with healthcare professionals and co-pay coupons cards. In March 2023, the California Department of Insurance issued a subpoena seeking records similar to those requested by the CID. Biohaven is a wholly-owned subsidiary that we acquired in October 2022. We are producing records in response to these requests.

U.S. Department of Justice Inquiry relating to Mexico Operations

In March 2023, we received an informal request from the U.S. Department of Justice's FCPA Unit seeking documents relating to our operations in Mexico. We are producing records pursuant to this request.

Government Inquiries relating to Xeljanz

In April 2023, we received a HIPAA subpoena issued by the U.S. Attorney's Office for the Western District of Virginia, in coordination with the Department of Justice's Commercial Litigation Branch, seeking records and information related to programs Pfizer sponsored in retail pharmacies relating to Xeljanz. We are producing records pursuant to this request.

B. Guarantees and Indemnifications

In the ordinary course of business and in connection with the sale of assets and businesses and other transactions, we often indemnify our counterparties against certain liabilities that may arise in connection with the transaction or that are related to events and activities prior to or following a transaction. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we may be required to reimburse the loss. These indemnifications are generally subject to various restrictions and limitations. Historically, we have not paid significant amounts under these provisions and, as of December 31, 2023, the estimated fair value of these indemnification obligations is not material to Pfizer. See *Note 2C* for a description of the March 2022 indemnity provided by Pfizer to GSK in connection with the issuance of notes by the Consumer Healthcare JV. In conjunction with the completion of GSK's demerger transactions in July 2022, GSK's guarantee and our related indemnification of GSK's guarantee were terminated.

In addition, in connection with our entry into certain agreements and other transactions, our counterparties may be obligated to indemnify us. For example, our global agreement with BioNTech to co-develop a mRNA-based coronavirus vaccine program aimed at preventing COVID-19 infection, includes certain indemnity provisions pursuant to which each of BioNTech and Pfizer has agreed to indemnify the other for certain liabilities that may arise in connection with certain third-party claims relating to Comirnaty.

See *Note 7D* for information on Pfizer Inc.'s guarantee of the debt issued by PIE in May 2023.

We have also guaranteed the long-term debt of certain companies that we acquired and that now are subsidiaries of Pfizer. See *Note 7D*.

C. Certain Commitments

As of December 31, 2023, we had commitments totaling $5.2 billion that are legally binding and enforceable. These commitments include payments relating to potential milestone payments deemed reasonably likely to occur, and purchase obligations for goods and services.

See *Note 5A* for information on the TCJA repatriation tax liability.

D. Contingent Consideration for Acquisitions

We may be required to make payments to sellers for certain prior business combinations that are contingent upon future events or outcomes. See *Note 1D*. The estimated fair value of contingent consideration as of December 31, 2023 is $692 million, of which $179 million is recorded in *Other current liabilities* and $512 million in *Other noncurrent liabilities,* and as of December 31, 2022 was $645 million, of which $42 million was recorded in *Other current liabilities* and $603 million in *Other noncurrent liabilities*. The increase in the contingent consideration balance from December 31, 2022 is primarily due to fair value adjustments, partially offset by payments made upon the achievement of certain sales-based milestones.

E. Insurance

Our insurance coverage reflects market conditions (including cost and availability) existing at the time it is written, and our decision to obtain insurance coverage or to self-insure varies accordingly. Depending upon the cost and availability of insurance and the nature of the risk involved, the amount of self-insurance may be significant. The cost and availability of coverage have resulted in self-insuring certain exposures, including product liability. If we incur substantial liabilities that are not covered by insurance or substantially exceed insurance coverage and that are in excess of existing accruals, there could be a material adverse effect on our cash flows or results of operations in the period in which the amounts are paid and/or accrued.

Note 17. Segment, Geographic and Other Revenue Information

A. Segment Information

We regularly review our operating segments and the approach used by management to evaluate performance and allocate resources. In 2023, we managed our commercial operations through two operating segments, each led by a single manager: Biopharma, our innovative science-based biopharmaceutical business, and Business Innovation, an operating segment established in the first quarter of 2023 that includes PC1, our contract development and manufacturing organization and a leading supplier of specialty active pharmaceutical ingredients, and Pfizer Ignite, an offering that provides strategic guidance and end-to-end R&D services to select innovative biotech companies that align with Pfizer's R&D focus areas. Biopharma is the only reportable segment. Each operating segment has responsibility for its commercial activities. Regional commercial organizations market, distribute and sell our products and are supported by global platform functions that are responsible for the research, development, manufacturing and supply of our products and global corporate enabling functions. Each operating segment has a geographic footprint across developed and emerging markets. Our chief operating decision maker uses the revenues and earnings of the operating segments, among other factors, for performance evaluation and resource allocation. Beginning in July 2023, in consideration of planned future investments in oncology, including the December 2023 acquisition of Seagen, we reorganized our R&D platform operations. Discovery to late-phase clinical development for oncology is performed by a new end-to-end ORD organization and discovery to late-phase clinical development for all remaining therapeutic areas is consolidated into the end-to-end PRD organization. ORD and PRD replace our former WRDM and GPD organizations, where, prior to July 2023, research units within WRDM were generally responsible for research and early-stage development assets and, prior to July 2023, GPD was generally responsible for the clinical development strategy and operational execution of clinical trials for both early- and late-stage clinical assets in Pfizer's pipeline. In 2023, Biopharma received R&D services from

ORD, PRD and the predecessor WRDM and GPD organizations. These services included IPR&D projects for new investigational products and additional indications for in-line products.

Other Business Activities—Other business activities include the operating results of Business Innovation as well as certain pre-tax costs not allocated to our operating segment results, such as costs associated with:

- ORD—the R&D expenses managed by our ORD organization, which is responsible for discovery to late-phase clinical development for oncology research projects for our global Biopharma portfolio along with facilitating regulatory submissions and interactions with regulatory agencies for these projects. R&D spending may include upfront and milestone payments for intellectual property rights for oncology projects.

- PRD—the R&D expenses managed by our PRD organization, which is responsible for discovery to late-phase clinical development research projects for all therapeutic areas other than oncology for our global Biopharma portfolio, along with facilitating regulatory submissions and interactions with regulatory agencies for these projects. R&D spending may include upfront and milestone payments for intellectual property rights related to non-oncology projects. The PRD organization also has responsibility for certain science-based and other platform-services organizations, which provide end-to-end technical expertise and other services to both ORD and PRD R&D projects, as well as the Worldwide Medical and Safety group, which helps ensure that Pfizer provides all stakeholders—including patients, healthcare providers, pharmacists, payors and health authorities—with complete and up-to-date information on the risks and benefits associated with Pfizer products so that they can make appropriate decisions on how and when to use Pfizer's medicines.

- Corporate and other unallocated—the costs associated with (i) corporate enabling functions (such as digital, global real estate operations, legal, finance, human resources, worldwide public affairs, compliance and worldwide procurement, among others) and other corporate costs, including, but not limited to, all strategy, business development and portfolio management capabilities and certain compensation, as well as interest income and expense, and gains and losses on investments; (ii) overhead costs primarily associated with our manufacturing operations (which include manufacturing variances associated with production) that are not directly assessed to an operating segment, as business unit (segment) management does not manage these costs; and (iii) our share of earnings from Haleon/the Consumer Healthcare JV.

Reconciling Items—The following items, transactions and events are not allocated to our operating segment results: (i) all amortization of intangible assets; (ii) acquisition-related items, where we incur costs for executing the transaction, integrating the acquired operations and restructuring the combined company, and which may also include purchase accounting impacts, such as the incremental charge to cost of sales from the sale of acquired inventory that was written up to fair value, depreciation related to the increase/decrease in fair value of acquired fixed assets, amortization related to the increase in fair value of acquired debt, and the fair value changes for contingent consideration; and (iii) certain significant items, representing substantive and/or unusual, and in some cases recurring, items that are evaluated on an individual basis by management and that, either as a result of their nature or size, would not be expected to occur as part of our normal business on a regular basis. Such certain significant items can include, but are not limited to, pension and postretirement actuarial remeasurement gains and losses, non-acquisition-related restructuring costs, net gains and losses on investments in equity securities, as well as costs incurred for legal settlements, asset impairments and disposals of assets or businesses, including, as applicable, any associated transition activities.

Segment Assets—We manage our assets on a total company basis, not by operating segment, as our operating assets are shared or commingled. Therefore, our chief operating decision maker does not regularly review any asset information by operating segment and, accordingly, we do not report asset information by operating segment. Total assets were $227 billion as of December 31, 2023 and $197 billion as of December 31, 2022.

Selected Income Statement Information

The following table provides selected income statement information by reportable segment:

(MILLIONS)	Total Revenues[a]			Earnings[a]			Depreciation and Amortization[b]		
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,		
	2023	2022	2021	**2023**	2022	2021	**2023**	2022	2021
Reportable Segment:									
Biopharma	**$ 57,186**	$ 98,988	$ 79,557	**$ 30,632**	$ 57,148	$ 40,647	**$ 882**	$ 813	$ 789
Other business activities[c]	**1,310**	1,342	1,731	**(19,050)**	(14,370)	(13,455)	**654**	626	590
Reconciling Items:									
Amortization of intangible assets				**(4,733)**	(3,609)	(3,746)	**4,733**	3,609	3,746
Acquisition-related items				**(1,874)**	(832)	(139)	**(11)**	(20)	(21)
Certain significant items[d]				**(3,917)**	(3,608)	1,003	**32**	36	87
	$ 58,496	$100,330	$ 81,288	**$ 1,058**	$ 34,729	$ 24,311	**$ 6,290**	$ 5,064	$ 5,191

[a] Earnings = *Income from continuing operations before provision/(benefit) for taxes on income.* Biopharma's revenues and earnings in 2023 reflect a non-cash revenue reversal of $3.5 billion (see *Note 17C*). Biopharma's earnings also include dividend income from our investment in ViiV of $265 million in 2023, $314 million in 2022 and $166 million in 2021.

[b] Certain production facilities are shared. Depreciation is allocated based on estimates of physical production.

[c] Other business activities include revenues and costs associated with Business Innovation and costs that we do not allocate to our operating segments, per above, including acquired IPR&D expenses in the periods presented (see *Notes 2A* and *2E*). In 2023, earnings include approximately $6.2 billion of inventory write-offs and related charges to *Cost of sales* mainly due to lower-than-expected demand for our COVID-19 products. In 2022, earnings included COVID-19-related charges of approximately $1.7 billion to *Cost of sales*, composed of (i) inventory write-offs of approximately $1.2 billion related to COVID-19 products that exceeded or were expected to exceed their approved shelf-lives prior to being used and (ii) charges of approximately $0.5 billion, primarily related to excess raw materials for Paxlovid.

[d] Certain significant items are substantive and/or unusual, and in some cases recurring, items (as noted above). Earnings in 2023 include, among other items: (i) intangible asset impairment charges of $3.0 billion recorded in *Other (income)/deductions—net* and (ii) restructuring charges/(credits) and implementation costs

and additional depreciation—asset restructuring of $2.2 billion ($290 million recorded in *Selling, informational and administrative expenses* and the remaining amount primarily recorded in *Restructuring charges and certain acquisition-related co*sts), partially offset by (iii) net gains on equity securities of $1.6 billion recorded in *Other (income)/deductions—net*. Earnings in 2022 included, among other items: (i) restructuring charges/(credits) and implementation costs and additional depreciation—asset restructuring of $1.4 billion ($562 million recorded in *Selling, informational and administrative expenses* and the remaining amount primarily recorded in *Restructuring charges and certain acquisition-related co*sts) and (ii) net losses on equity securities of $1.3 billion recorded in *Other (income)/deductions—net*. Earnings in 2021 included, among other items: (i) actuarial valuation and other pension and postretirement plan gains of $1.6 billion recorded in *Other (income)/deductions—net* and (ii) net gains on equity securities of $1.3 billion recorded in *Other (income)/deductions—net*, partially offset by (iii) restructuring charges/(credits) and implementation costs and additional depreciation—asset restructuring of $1.3 billion ($450 million recorded in *Selling, informational and administrative expenses* and the remaining amount primarily recorded in *Restructuring charges and certain acquisition-related costs*). See *Notes 3* and *4.*

B. Geographic Information

The following summarizes revenues by geographic area:

	Year Ended December 31,		
(MILLIONS)	**2023**	2022	2021
United States	$ **27,088**	$ 42,473	$ 29,746
Developed Europe	**11,650**	21,982	18,336
Developed Rest of World	**7,761**	15,778	12,506
Emerging Markets	**11,996**	20,097	20,701
Total revenues	$ **58,496**	$ 100,330	$ 81,288

Revenues exceeded $500 million in each of 14, 24 and 21 countries outside the U.S. in 2023, 2022 and 2021, respectively. The U.S. is the only country to contribute more than 10% of total revenue in 2023, 2022 and 2021. As a percentage of revenues, our largest country outside the U.S. was Japan, which contributed 6% of total revenue in 2023, 8% of total revenue in 2022 and 9% of total revenue in 2021.

C. Other Revenue Information

Significant Customers

We and our collaboration partner, BioNTech, have entered into agreements to supply pre-specified doses of Comirnaty with multiple developed and emerging nations around the world and are continuing to deliver doses of Comirnaty under such agreements. This includes supply agreements entered into in November 2020 and February and May 2021 with the EC for Comirnaty on behalf of the different EU member states and certain other countries. Each EU member state submits its own Comirnaty vaccine order to us and is responsible for payment pursuant to terms of the supply agreements negotiated by the EC. In May 2023, we and BioNTech amended our contract with the EC to deliver COVID-19 vaccines to the EU. The amended agreement includes rephasing of delivery of doses annually through 2026 and an aggregate volume reduction, providing additional flexibility for those EU member states who agreed to the amended agreement. The EC will maintain access to future adapted COVID-19 vaccines and the ability to donate doses, in alignment with the original agreement.

In 2022 and 2023, we had entered into agreements to supply pre-specified treatment courses of Paxlovid with government and government sponsored customers in multiple developed and emerging nations around the world, which represented most Paxlovid revenues in 2022 and 2023, while commercialization began in some markets in 2023. In October 2023, we announced an amended agreement with the U.S. government, which facilitated the transition of Paxlovid to traditional commercial markets starting in November 2023, with prices negotiated with commercial payors and a copay assistance program for eligible privately insured patients, as the U.S. government began to discontinue the distribution of EUA-labeled Paxlovid. We ensured commercial readiness by providing NDA-labeled commercial supply by the end of 2023. However, EUA-labeled Paxlovid remained available free-of-charge to all eligible patients until the end of 2023, and therefore, there was only minimal uptake of NDA-labeled commercial product before January 1, 2024. In connection with this agreement, we recorded a non-cash revenue reversal of $3.5 billion in the fourth quarter of 2023, of which a portion was associated with sales recorded in 2022, related to the expected return of an estimated 6.5 million treatment courses of EUA-labeled U.S. government inventory. We will convert these treatment courses previously purchased by the U.S. government to a volume-based credit, based on the actual number of treatment courses that are returned by the U.S. government, which will support continued access to Paxlovid through a U.S. government patient assistance program operated by Pfizer. Therefore, we expect the patient assistance program will provide an estimated 6.5 million treatment courses of FDA-approved, NDA-labeled Paxlovid free of charge to all eligible uninsured, Medicare and Medicaid patients through 2024, and to eligible uninsured and underinsured patients through 2028. We also agreed to create, in 2024, a U.S. Strategic National Stockpile of 1.0 million treatment courses to enable future pandemic preparedness through 2028, which will be managed and supplied by Pfizer at no cost to the U.S. government or taxpayers. While we will recognize revenue as the estimated 7.5 million treatment courses are delivered, there is no remaining cash consideration for these treatment courses.

The following summarizes revenue, as a percentage of *Total revenues*, for our three largest U.S. wholesaler customers and the U.S. government, which was concentrated in our Biopharma operating segment:

	Year Ended December 31,		
	2023	2022	2021
McKesson, Inc.	**17 %**	8 %	9 %
Cencora, Inc. (formerly AmerisourceBergen Corporation)	**12 %**	5 %	7 %
Cardinal Health, Inc.	**10 %**	4 %	5 %
U.S. government[a]	**—**	23 %	13 %

[a] The decrease in revenues from the U.S. government as a percentage of *Total revenues* for 2023 compared to 2022 was primarily due to the transition of Comirnaty and Paxlovid to commercial market sales in the second half of 2023 as well as the revenue reversal for Paxlovid in the fourth quarter of 2023.

Collectively, our three largest U.S. wholesaler customers represented 44% and 32% of total trade accounts receivable as of December 31, 2023 and December 31, 2022, respectively. Accounts receivable from the U.S. government as of December 31, 2023 and December 31, 2022 were not material to our consolidated financial statements.

Significant Revenues by Product

The following provides detailed revenue information for several of our major products:

(MILLIONS)		Year Ended December 31,		
PRODUCT	**PRIMARY INDICATION OR CLASS**	**2023**	**2022**	**2021**
TOTAL REVENUES		$ 58,496	$ 100,330	$ 81,288
GLOBAL BIOPHARMACEUTICALS BUSINESS (BIOPHARMA)		$ 57,186	$ 98,988	$ 79,557
Primary Care		$ 30,589	$ 73,023	$ 52,029
Comirnaty direct sales and alliance revenues[a]	Active immunization to prevent COVID-19	11,220	37,806	36,781
Eliquis alliance revenues and direct sales	Nonvalvular atrial fibrillation, deep vein thrombosis, pulmonary embolism	6,747	6,480	5,970
Prevnar family	Active immunization to prevent pneumonia, invasive disease and otitis media caused by Streptococcus pneumoniae	6,440	6,337	5,272
Paxlovid[b]	COVID-19 in certain high-risk patients	1,279	18,933	76
Nurtec ODT/Vydura	Acute treatment of migraine and prevention of episodic migraine	928	213	—
Abrysvo	Active immunization to prevent RSV infection	890	—	—
Premarin family	Symptoms of menopause	397	455	563
BMP2	Bone graft for spinal fusion	338	277	266
FSME-IMMUN/TicoVac	Active immunization to prevent tick-borne encephalitis disease	268	200	185
Nimenrix	Active immunization against invasive meningococcal ACWY disease	179	268	193
Trumenba	Active immunization to prevent invasive disease caused by Neisseria meningitidis group B	126	123	118
All other Primary Care	Various	1,777	1,932	2,604
Specialty Care		$ 14,970	$ 13,833	$ 15,194
Vyndaqel family	ATTR-CM and polyneuropathy	3,321	2,447	2,015
Xeljanz	RA, PsA, UC, active polyarticular course juvenile idiopathic arthritis, ankylosing spondylitis	1,703	1,796	2,455
Enbrel (Outside the U.S. and Canada)	RA, juvenile idiopathic arthritis, PsA, plaque psoriasis, pediatric plaque psoriasis, ankylosing spondylitis and nonradiographic axial spondyloarthritis	830	1,003	1,185
Sulperazon	Bacterial infections	757	786	683
Ig Portfolio[c]	Various	584	491	430
Genotropin	Replacement of human growth hormone	539	360	389
Zavicefta	Bacterial infections	511	412	413
Inflectra	Crohn's disease, pediatric Crohn's disease, UC, pediatric UC, RA in combination with methotrexate, ankylosing spondylitis, PsA and plaque psoriasis	490	532	657
BeneFIX	Hemophilia B	424	425	438
Zithromax	Bacterial infections	406	331	278
Medrol	Anti-inflammatory glucocorticoid	339	328	432
Oxbryta	Sickle cell disease	328	73	—
Somavert	Acromegaly	267	268	277
Fragmin	Treatment/prevention of venous thromboembolism	238	269	305
ReFacto AF/Xyntha	Hemophilia A	230	239	304
Cresemba	Fungal infections	195	155	142
Vfend	Fungal infections	187	225	267
Bicillin	Bacterial infections	158	146	120
Cibinqo	Atopic dermatitis	128	27	—
All other Anti-infectives	Various	1,092	1,171	1,572
All other Specialty Care	Various	2,244	2,350	2,830
Oncology		$ 11,627	$ 12,132	$ 12,333
Ibrance	HR-positive/HER2-negative metastatic breast cancer	4,753	5,120	5,437
Xtandi alliance revenues	mCRPC, nmCRPC, mCSPC, nmCSPC	1,191	1,198	1,185
Inlyta	Advanced RCC	1,036	1,003	1,002
Bosulif	Philadelphia chromosome–positive chronic myelogenous leukemia	645	575	540
Lorbrena	ALK-positive metastatic NSCLC	539	343	266
Zirabev	Treatment of mCRC; unresectable, locally advanced, recurrent or metastatic NSCLC; recurrent glioblastoma; metastatic RCC; and persistent, recurrent or metastatic cervical cancer	424	562	444

(MILLIONS)		Year Ended December 31,		
PRODUCT	**PRIMARY INDICATION OR CLASS**	**2023**	2022	2021
Ruxience	Non-hodgkin's lymphoma, chronic lymphocytic leukemia, granulomatosis with polyangiitis (Wegener's Granulomatosis) and microscopic polyangiitis	**390**	458	491
Xalkori	ALK-positive and Proto-Oncogene 1, Receptor Tyrosine Kinase-positive advanced NSCLC	**374**	465	493
Retacrit	Anemia	**340**	394	444
Aromasin	Post-menopausal early and advanced breast cancer	**301**	248	211
Besponsa	Relapsed or refractory B-cell acute lymphoblastic leukemia	**236**	219	192
Braftovi	In combination with Mektovi for metastatic melanoma in patients with a BRAF$^{V600E/K}$ mutation and for metastatic NSCLC in patients with a BRAF^{V600E} mutation; and In combination with Erbitux (cetuximab)[d] for the treatment of BRAF^{V600E}-mutant mCRC after prior therapy	**213**	194	187
Bavencio alliance revenues[e]	Locally advanced or metastatic urothelial carcinoma; metastatic Merkel cell carcinoma; immunotherapy and tyrosine kinase inhibitor combination for patients with advanced RCC	**190**	271	178
Sutent	Advanced and/or metastatic RCC, adjuvant RCC, refractory gastrointestinal stromal tumors (after disease progression on, or intolerance to, imatinib mesylate) and advanced pancreatic neuroendocrine tumor	**180**	347	673
Mektovi	In combination with Braftovi for metastatic melanoma in patients with a BRAF$^{V600E/K}$ mutation and for metastatic NSCLC in patients with a BRAF^{V600E} mutation	**174**	176	155
Trazimera	HER2-positive breast cancer and metastatic stomach cancers	**91**	203	197
Padcev[f]	Locally advanced or metastatic urothelial cancer	**52**	—	—
Adcetris[f]	Hodgkin lymphoma and certain T-cell lymphomas	**46**	—	—
Tukysa[f]	Unresectable or metastatic HER2-positive breast cancer; RAS wild-type, HER2-positive unresectable or metastatic colorectal cancer	**17**	—	—
Tivdak[f]	Recurrent or metastatic cervical cancer	**4**	—	—
All other Oncology	Various	**433**	357	238
BUSINESS INNOVATION[g]		**$ 1,310**	$ 1,342	$ 1,731
Pfizer CentreOne[h]	Various	**1,265**	1,335	1,731
Pfizer Ignite	Various	**44**	7	—
Total Alliance revenues included above		**$ 7,582**	$ 8,537	$ 7,652

[a] Excludes revenues for certain Comirnaty-related manufacturing activities performed on behalf of BioNTech, which are included in the PC1 contract development and manufacturing organization. See footnote (h) below.

[b] Includes a non-cash revenue reversal of $3.5 billion recorded in the fourth quarter of 2023, of which a portion was associated with sales recorded in 2022, related to the expected return of an estimated 6.5 million treatment courses of EUA-labeled U.S. government inventory.

[c] Immunoglobulin (Ig) portfolio includes the revenues from Panzyga, Octagam and Cutaquig.

[d] Erbitux is a registered trademark of ImClone LLC.

[e] In March 2023, it was announced that our alliance with Merck KGaA to co-develop and co-commercialize Bavencio (avelumab) would terminate. Effective June 30, 2023, Merck KGaA took full control of the global commercialization of Bavencio. Beginning in the third quarter of 2023, the related profit share was replaced by a 15% royalty to Pfizer on net sales of Bavencio, which was recorded in *Other (income)/deductions—net*. We and Merck KGaA continue to operationalize our respective ongoing clinical trials for Bavencio; and Merck KGaA controls all future R&D activities. Bavencio is a registered trademark of Merck KGaA.

[f] Represents revenues from legacy Seagen products subsequent to the acquisition on December 14, 2023. See *Note 2A*.

[g] See *Note 17A* above for information about Business Innovation. Prior-period financial information has been revised to reflect the current period presentation.

[h] PC1 includes revenues from our contract manufacturing, including certain Comirnaty-related manufacturing activities performed on behalf of BioNTech ($33 million for 2023, $188 million for 2022, and $320 million for 2021), and revenues from our active pharmaceutical ingredient sales operation, as well as revenues related to our manufacturing and supply agreements with former legacy Pfizer businesses/partnerships.

Remaining Performance Obligations—Contracted revenue expected to be recognized from remaining performance obligations for firm orders in long-term contracts to supply Comirnaty and Paxlovid to our customers totaled approximately $6 billion and $3.4 billion, respectively, as of December 31, 2023, which includes amounts received in advance and deferred, as well as amounts that will be invoiced as we deliver these products to our customers in future periods. Of these amounts, current contract terms provide for expected delivery of product with contracted revenue from 2024 through 2028, the timing of which may be renegotiated. Remaining performance obligations are based on foreign exchange rates as of the end of our fiscal fourth quarter of 2023 and exclude arrangements with an original expected contract duration of less than one year. Remaining performance obligations associated with contracts for other products and services were not significant as of December 31, 2023 or 2022.

Deferred Revenues—Our deferred revenues primarily relate to advance payments received or receivable from various government or government sponsored customers for supply of Paxlovid and Comirnaty.

The deferred revenues related to Paxlovid totaled $3.4 billion as of December 31, 2023, with $1.5 billion and $1.9 billion recorded in current liabilities and noncurrent liabilities, respectively, while deferred revenues related to Paxlovid were not material as of December 31, 2022. The increase in Paxlovid deferred revenues during 2023 was primarily driven by the reversal of Paxlovid revenues and conversion of previously purchased EUA-labeled Paxlovid treatment courses into a volume-based credit under our October 2023 amended agreement with the U.S. government.

The deferred revenues related to Comirnaty totaled $1.7 billion as of December 31, 2023, with $1.1 billion and $552 million recorded in current liabilities and noncurrent liabilities, respectively. The deferred revenues related to Comirnaty totaled $2.5 billion as of December 31, 2022, with $2.4 billion and $77 million recorded in current liabilities and noncurrent liabilities, respectively. The decrease in Comirnaty deferred revenues during 2023 was primarily the result of amounts recognized in *Product revenues* as we delivered the products to our customers, partially offset by additional advance payments received as we entered into amended contracts, as well as the impact of foreign exchange. During 2023, we recognized revenue of approximately $2.2 billion that was included in the balance of Comirnaty deferred revenues as of December 31, 2022.

The Paxlovid and Comirnaty deferred revenues as of December 31, 2023 will be recognized in *Product revenues* proportionately as we transfer control of the products to our customers and satisfy our performance obligations under the contracts, with the amounts included in current liabilities expected to be recognized in *Product revenues* within the next 12 months, and the amounts included in noncurrent liabilities expected to be recognized in *Product revenues* from December 2024 (which falls in our international first quarter of 2025) through 2028. Deferred revenues associated with contracts for other products were not significant as of December 31, 2023 or 2022.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this Form 10-K, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective in alerting them in a timely manner to material information required to be disclosed in our periodic reports filed with the SEC.

Changes in Internal Controls

On December 14, 2023, we acquired Seagen. Other than the addition of Seagen's operations to our internal control over financial reporting and any related changes in control to integrate Seagen into Pfizer, there has not been any change in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Pfizer Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Pfizer Inc. and Subsidiary Companies' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 22, 2024 expressed an unqualified opinion on those consolidated financial statements.

The scope of management's assessment of the effectiveness of internal control over financial reporting includes all of the Company's consolidated operations except for the operations of Seagen Inc. and its subsidiaries (Seagen), which the Company acquired on December 14, 2023. Seagen's operations represent 0.2% of the Company's consolidated revenues for the year ended December 31, 2023, and assets associated with Seagen's operations represent 22% of the Company's consolidated total assets, as of December 31, 2023. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Seagen.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP

New York, New York

February 22, 2024

Management's Report

We prepared and are responsible for the financial statements that appear in this Form 10-K. These financial statements are in conformity with accounting principles generally accepted in the United States of America and, therefore, include amounts based on informed judgments and estimates. We also accept responsibility for the preparation of other financial information that is included in this document.

Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework (2013)*. Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2023.

The scope of management's assessment of the effectiveness of internal control over financial reporting includes all of the Company's consolidated operations except for the operations of Seagen Inc. and its subsidiaries (Seagen), which the Company acquired on December 14, 2023. Seagen's operations represent 0.2% of the Company's consolidated revenues for the year ended December 31, 2023, and assets associated with Seagen's operations represent 22% of the Company's consolidated total assets, as of December 31, 2023.

The Company's independent auditors have issued their auditors' report on the Company's internal control over financial reporting. That report appears above in this Form 10-K.



Albert Bourla
Chairman and Chief Executive Officer



David M. Denton	**Jennifer B. Damico**
Principal Financial Officer	Principal Accounting Officer

February 22, 2024

ITEM 9B.   OTHER INFORMATION

During the three months ended December 31, 2023, none of our directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.


PART III


ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information about our Directors is incorporated by reference from the discussion under the heading *Item 1—Election of Directors* in our Proxy Statement. Information about the Pfizer Policies on Business Conduct governing our employees, including our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer, and the Code of Business Conduct and Ethics for Members of the Board of Directors, is incorporated by reference from the discussions under the headings *Governance Overview—Pfizer Policies on Business Conduct* and *—Code of Conduct for Directors* in our Proxy Statement. Information regarding the procedures by which our shareholders may recommend nominees to our Board of Directors is incorporated by reference from the discussion under the headings *Item 1—Election of Directors—Criteria for Board Membership* and *Annual Meeting Information—Submitting Proxy Proposals and Director Nominations for the 2025 Annual Meeting* in our Proxy Statement. Information about our Audit Committee, including the members of the Committee, and our Audit Committee financial experts, is incorporated by reference from the discussion under the heading *Governance Overview—Board and Committee Information—Board Committees—The Audit Committee* in our Proxy Statement. The balance of the information required by this item is contained in the discussion entitled *Information about Our Executive Officers* in this Form 10-K.

ITEM 11.   EXECUTIVE COMPENSATION

Information about Director and executive compensation is incorporated by reference from the discussion under the headings *Non-Employee Director Compensation*; *Executive Compensation*; and *Governance Overview—Board and Committee Information—Board Committees—The Compensation Committee—Compensation Committee Interlocks and Insider Participation* in our Proxy Statement.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item is incorporated by reference from the discussion under the headings *Executive Compensation—Compensation Tables—Equity Compensation Plan Information* and *Securities Ownership* in our Proxy Statement.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information about certain relationships and transactions with related parties is incorporated by reference from the discussion under the headings *Governance Overview—Other Governance Practices and Policies—Related Person Transactions and Indemnification* and *—Transactions with Related Persons* in our Proxy Statement. Information about director independence is incorporated by reference from the discussion under the heading *Item 1—Election of Directors—Director Independence* in our Proxy Statement.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

Our independent registered public accounting firm is KPMG LLP, New York, NY, Auditor Firm ID: 185. Information about the fees for professional services rendered by our independent registered public accounting firm in 2023 and 2022 is incorporated by reference from the discussion under the heading *Item 2—Ratification of Selection of Independent Registered Public Accounting Firm—Audit and Non-Audit Fees* in our Proxy Statement. Our Audit Committee's policy on pre-approval of audit and permissible non-audit services of our independent registered public accounting firm is incorporated by reference from the discussion under the heading *Item 2—Ratification of Selection of Independent Registered Public Accounting Firm—Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services* in our Proxy Statement.


PART IV


ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

15(a)(1) Financial Statements. The following consolidated financial statements, related notes and report of independent registered public accounting firm are set forth in *Item 8. Financial Statements and Supplementary Data* in this Form 10-K:

• Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

• Consolidated Statements of Income

• Consolidated Statements of Comprehensive Income

• Consolidated Balance Sheets

• Consolidated Statements of Equity

• Consolidated Statements of Cash Flows

• Notes to Consolidated Financial Statements

15(a)(2) Financial Statement Schedules. Schedules are omitted because they are not required or because the information is provided elsewhere in the financial statements. The financial statements of unconsolidated subsidiaries are omitted because, considered in the aggregate, they would not constitute a significant subsidiary.

15(a)(3) Exhibits. These exhibits are available upon request. Requests should be directed to our Corporate Secretary, Pfizer Inc., 66 Hudson Boulevard East, New York, New York 10001-2192. The exhibit numbers preceded by an asterisk (*) indicate exhibits filed with this Form 10-K. All other exhibit numbers indicate exhibits filed by incorporation by reference. Exhibit numbers 10.1 through 10.50 are management contracts or compensatory plans or arrangements.

2.1	Stock and Asset Purchase Agreement, dated December 19, 2018, by and among us, GlaxoSmithKline plc and GlaxoSmithKline Consumer Healthcare Holdings Limited is incorporated by reference from our 2018 Annual Report on Form 10-K. (Pursuant to Item 601(b)(2) of Regulation S-K, the registrant hereby agrees to supplementally furnish to the SEC upon request any omitted schedule or exhibit to the Stock and Asset Purchase Agreement.)
2.2	Agreement and Plan of Merger, by and among Pfizer Inc., Aris Merger Sub, Inc. and Seagen Inc., dated as of March 12, 2023 is incorporated by reference from our Current Report on Form 8-K filed on March 13, 2023.
3.1	Our Restated Certificate of Incorporation dated December 14, 2020, is incorporated by reference from our Current Report on Form 8-K filed on December 14, 2020.
3.2	Our By-laws, as amended on December 9, 2022, are incorporated by reference from our Current Report on Form 8-K filed on December 13, 2022.
4.1	Indenture, dated as of January 30, 2001, between us and The Chase Manhattan Bank, is incorporated by reference from our Current Report on Form 8-K filed on January 30, 2001.
4.2	First Supplemental Indenture, dated as of March 24, 2009, between us and The Bank of New York Mellon (successor to JPMorgan Chase Bank, N.A. (formerly JPMorgan Chase Bank, formerly The Chase Manhattan Bank)), as trustee, to Indenture dated as of January 30, 2001, is incorporated by reference from our Quarterly Report on Form 10-Q for the period ended June 28, 2009.
4.3	Second Supplemental Indenture, dated as of June 2, 2009, between us and The Bank of New York Mellon (successor to JPMorgan Chase Bank, N.A. (formerly JPMorgan Chase Bank, formerly The Chase Manhattan Bank)), as trustee, to Indenture dated as of January 30, 2001, is incorporated by reference from our Current Report on Form 8-K filed on June 3, 2009.
4.4	Third Supplemental Indenture, dated as of June 3, 2013, between us and The Bank of New York Mellon (successor to JPMorgan Chase Bank, N.A. (formerly JPMorgan Chase Bank, formerly The Chase Manhattan Bank)), as trustee, to Indenture dated as of January 30, 2001, is incorporated by reference from our Current Report on Form 8-K filed on June 3, 2013.
4.5	Fourth Supplemental Indenture, dated as of May 15, 2014, between us and The Bank of New York Mellon (successor to JPMorgan Chase Bank, N.A. (formerly JPMorgan Chase Bank, formerly The Chase Manhattan Bank)), as trustee, to Indenture dated as of January 30, 2001, is incorporated by reference from our Current Report on Form 8-K filed on May 15, 2014.
4.6	Fifth Supplemental Indenture, dated as of October 5, 2015, between us and The Bank of New York Mellon (successor to JPMorgan Chase Bank, N.A. (formerly JPMorgan Chase Bank, formerly The Chase Manhattan Bank)), as trustee, to Indenture dated as of January 30, 2001, is incorporated by reference from our Current Report on Form 8-K filed on October 6, 2015.
4.7	Sixth Supplemental Indenture, dated as of June 3, 2016, between us and The Bank of New York Mellon (formerly The Bank of New York (successor to JPMorgan Chase Bank, N.A. (formerly JPMorgan Chase Bank, formerly The Chase Manhattan Bank (National Association)))), as trustee, to Indenture dated as of January 30, 2001, is incorporated by reference from our Current Report on Form 8-K filed on June 3, 2016.
4.8	Seventh Supplemental Indenture, dated as of November 21, 2016, between us and The Bank of New York Mellon (formerly The Bank of New York (successor to JPMorgan Chase Bank, N.A. (formerly JPMorgan Chase Bank, formerly The Chase Manhattan Bank (National Association)))), as trustee, to Indenture dated as of January 30, 2001, is incorporated by reference from our Current Report on Form 8-K filed on November 21, 2016.
4.9	Eighth Supplemental Indenture, dated as of March 17, 2017, among us, The Bank of New York Mellon (formerly The Bank of New York (successor to JPMorgan Chase Bank, N.A. (formerly JPMorgan Chase Bank, formerly The Chase Manhattan Bank (successor to the Chase Manhattan Bank (National Association)))), as trustee, and The Bank of New York Mellon, London Branch, as paying agent, to Indenture dated as of January 30, 2001, is incorporated by reference from our Current Report on Form 8-K filed on March 17, 2017.
4.10	Ninth Supplemental Indenture, dated as of March 6, 2017, among us, The Bank of New York Mellon (formerly The Bank of New York (successor to JPMorgan Chase Bank, N.A. (formerly JPMorgan Chase Bank, formerly The Chase Manhattan Bank (National Association)))), as trustee, and The Bank of New York Mellon, London Branch, as paying agent and calculation agent, to Indenture dated as of January 30, 2001, is incorporated by reference from our Current Report on Form 8-K filed on March 6, 2017.
4.11	Tenth Supplemental Indenture, dated as of December 19, 2017, among us, The Bank of New York Mellon (formerly The Bank of New York (successor to JPMorgan Chase Bank, N.A. (formerly JPMorgan Chase Bank, formerly The Chase Manhattan Bank (National Association)))), as trustee, and The Bank of New York Mellon, London Branch, as paying agent, to Indenture dated as of January 30, 2001, is incorporated by reference from our Current Report on Form 8-K filed on December 19, 2017.
4.12	Indenture, dated as of April 10, 1992, between Wyeth (formerly American Home Products Corporation) and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as trustee, is incorporated by reference from Wyeth's Registration Statement on Form S-3, filed on January 18, 1995.
4.13	Supplemental Indenture, dated as of October 13, 1992, between Wyeth and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as trustee, is incorporated by reference from Wyeth's Registration Statement on Form S-3, filed on January 18, 1995.
4.14	Fifth Supplemental Indenture, dated as of December 16, 2003, between Wyeth and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as trustee, is incorporated by reference from Wyeth's 2003 Annual Report on Form 10-K.
4.15	Sixth Supplemental Indenture, dated as of November 14, 2005, between Wyeth and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as trustee, is incorporated by reference from Wyeth's Current Report on Form 8-K filed on November 15, 2005.

4.16	Seventh Supplemental Indenture, dated as of March 27, 2007, between Wyeth and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as trustee, is incorporated by reference from Wyeth's Current Report on Form 8-K filed on March 28, 2007.
4.17	Eighth Supplemental Indenture, dated as of October 30, 2009, between Wyeth, us and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, formerly The Chase Manhattan Bank), as trustee, to Indenture dated as of April 10, 1992 (as amended on October 13, 1992), is incorporated by reference from our Current Report on Form 8-K filed on November 3, 2009.
4.18	Indenture, dated as of September 7, 2018, between us and The Bank of New York Mellon, as trustee, is incorporated by reference from our Current Report on Form 8-K filed on September 7, 2018.
4.19	First Supplemental Indenture, dated as of September 7, 2018, between us and The Bank of New York Mellon, as trustee, is incorporated by reference from our Current Report on Form 8-K filed on September 7, 2018.
4.20	Second Supplemental Indenture, dated as of March 11, 2019, between us and The Bank of New York Mellon, as trustee, is incorporated by reference from our Current Report on Form 8-K filed on March 11, 2019.
4.21	Third Supplemental Indenture, dated as of March 27, 2020, between us and The Bank of New York Mellon, as trustee, is incorporated by reference from our Current Report on Form 8-K filed on March 27, 2020.
4.22	Fourth Supplemental Indenture, dated as of May 28, 2020, between us and The Bank of New York Mellon, as trustee, is incorporated by reference from our Current Report on Form 8-K filed on May 28, 2020.
4.23	Fifth Supplemental Indenture, dated as of August 18, 2021 between us and The Bank of New York Mellon, as trustee, is incorporated by reference from our Current Report on Form 8-K filed on August 18, 2021.
4.24	Indenture, dated as of May 19, 2023, among Pfizer Investment Enterprises Pte. Ltd., Pfizer Inc. and The Bank of New York Mellon, as trustee, is incorporated by reference from our Current Report on Form 8-K filed on May 19, 2023.
4.25	First Supplemental Indenture, dated as of May 19, 2023, among Pfizer Investment Enterprises Pte. Ltd., Pfizer Inc. and The Bank of New York Mellon, as trustee, is incorporated by reference from our Current Report on Form 8-K filed on May 19, 2023.
*4.26	Description of Pfizer's Securities.
4.27	Except as set forth in Exhibits 4.1-4.26 above, the instruments defining the rights of holders of long-term debt securities of the Company and its subsidiaries have been omitted. We agree to furnish to the SEC, upon request, a copy of each instrument with respect to issuances of long-term debt of the Company and its subsidiaries.
10.1	2001 Stock and Incentive Plan is incorporated by reference from our Proxy Statement for the 2001 Annual Meeting of Shareholders.
10.2	Pfizer Inc. 2004 Stock Plan, as Amended and Restated is incorporated by reference from our 2011 Annual Report on Form 10-K.
10.3	Amendment No. 1 to Pfizer 2004 Stock Plan is incorporated by reference from our 2020 Annual Report on Form 10-K.
10.4	Pfizer Inc. 2014 Stock Plan is incorporated by reference from our Proxy Statement for the 2014 Annual Meeting of Shareholders.
10.5	Amendment No. 1 to Pfizer Inc. 2014 Stock Plan is incorporated by reference from our 2020 Annual Report on Form 10-K.
10.6	Form of Acknowledgment and Consent and Summary of Key Terms for Grants of RSUs, TSRUs, PPSs and PSAs is incorporated by reference from our Quarterly Report on Form 10-Q for the period ended April 2, 2023.
10.7	Form of Executive Grant Letter is incorporated by reference from our 2015 Annual Report on Form 10-K.
10.8	Pfizer Consolidated Supplemental Pension Plan for United States and Puerto Rico Employees is incorporated by reference from our 2017 Annual Report on Form 10-K.
10.9	Amendment No. 1 to the Pfizer Consolidated Supplemental Pension Plan for United States and Puerto Rico Employees is incorporated by reference from our 2018 Annual Report on Form 10-K.
10.10	Amendment No. 2 to the Pfizer Consolidated Supplemental Pension Plan for United States and Puerto Rico Employees is incorporated by reference from our 2020 Annual Report on Form 10-K.
10.11	Amendment No. 3 to the Pfizer Consolidated Supplemental Pension Plan for United States and Puerto Rico Employees is incorporated by reference from our 2022 Annual Report on Form 10-K.
*10.12	Amendment No. 4 to the Pfizer Consolidated Supplemental Pension Plan for United States and Puerto Rico Employees.
10.13	Pfizer Supplemental Savings Plan is incorporated by reference from our Quarterly Report on Form 10-Q for the period ended April 3, 2016.
10.14	Amendment No. 1 to the Pfizer Supplemental Savings Plan (Amended and Restated as of January 1, 2016), is incorporated by reference from our Quarterly Report on Form 10-Q for the period ended October 1, 2017.
10.15	Amendment No. 2 to the Pfizer Supplemental Savings Plan is incorporated by reference from our 2017 Annual Report on Form 10-K.
10.16	Amendment No. 3 to the Pfizer Supplemental Savings Plan is incorporated by reference from our Quarterly Report on Form 10-Q for the period ended September 30, 2018.
10.17	Amendment No. 4 to the Pfizer Supplemental Savings Plan is incorporated by reference from our 2018 Annual Report on Form 10-K.
10.18	Amendment No. 5 to the Pfizer Supplemental Savings Plan is incorporated by reference from our 2018 Annual Report on Form 10-K.
10.19	Amendment No. 6 to the Pfizer Supplemental Savings Plan is incorporated by reference from our Quarterly Report on Form 10-Q for the period ended June 30, 2019.
10.20	Amendment No. 7 to the Pfizer Supplemental Savings Plan is incorporated by reference from our 2019 Annual Report on Form 10-K.

10.21	Amendment No. 8 to the Pfizer Supplemental Savings Plan is incorporated by reference from our 2020 Annual Report on Form 10-K.
10.22	Amendment No. 9 to the Pfizer Supplemental Savings Plan is incorporated by reference from our 2020 Annual Report on Form 10-K.
10.23	Amendment No. 10 to the Pfizer Supplemental Savings Plan is incorporated by reference from our 2022 Annual Report on Form 10-K.
10.24	Amended and Restated Pfizer Inc. Global Performance Plan is incorporated by reference from our Quarterly Report on Form 10-Q for the period ended October 1, 2023.
10.25	Amended and Restated Deferred Compensation Plan is incorporated by reference from our 2012 Annual Report on Form 10-K.
10.26	Amendment to Amended and Restated Deferred Compensation Plan, dated June 20, 2013, is incorporated by reference from our 2013 Annual Report on Form 10-K.
10.27	Amendment No. 2 to Amended and Restated Deferred Compensation Plan, dated April 27, 2016, is incorporated by reference from our Quarterly Report on Form 10-Q for the period ended July 3, 2016.
10.28	Amendment No. 3 to Amended and Restated Deferred Compensation Plan is incorporated by reference from our 2020 Annual Report on Form 10-K.
*10.29	Amendment No. 4 to Amended and Restated Deferred Compensation Plan.
10.30	Wyeth 2005 (409A) Deferred Compensation Plan (frozen as of January 2012), together with certain Amendments, is incorporated by reference from our 2013 Annual Report on Form 10-K.
10.31	Amendment No. 2 to Wyeth 2005 (409A) Deferred Compensation Plan is incorporated by reference from our 2020 Annual Report on Form 10-K.
10.32	Amended and Restated Wyeth Supplemental Employee Savings Plan (effective as of January 1, 2005 and frozen as of January 2012), together with all material Amendments is incorporated by reference from our 2011 Annual Report on Form 10-K.
10.33	Amendment to Amended and Restated Wyeth Supplemental Employee Savings Plan, dated June 20, 2013, is incorporated by reference from our 2013 Annual Report on Form 10-K.
10.34	The form of Indemnification Agreement with each of our non-employee Directors is incorporated by reference from our 1996 Annual Report on Form 10-K.
10.35	The form of Indemnification Agreement with each of the Named Executive Officers identified in our Proxy Statement for the 2023 Annual Meeting of Shareholders is incorporated by reference from our 1997 Annual Report on Form 10-K.
10.36	Letter to Frank A. D'Amelio regarding replacement pension benefit dated August 22, 2007 is incorporated by reference from our Current Report on Form 8-K filed on August 22, 2007.
10.37	Pfizer Inc. Executive Severance Plan is incorporated by referenced from our Current Report on Form 8-K filed on February 20, 2009.
10.38	Amendment No. 1 to the Pfizer Inc. Executive Severance Plan is incorporated by reference from our 2018 Annual Report on Form 10-K.
10.39	Amendment No. 2 to the Pfizer Inc. Executive Severance Plan is incorporated by reference from our 2019 Annual Report on Form 10-K.
10.40	Amendment No. 3 to the Pfizer Inc. Executive Severance Plan is incorporated by reference from our 2020 Annual Report on Form 10-K.
10.41	Amendment No. 4 to the Pfizer Inc. Executive Severance Plan is incorporate by reference from our 2022 Annual Report on Form 10-K.
10.42	Annual Retainer Unit Award Plan (for Non-Employee Directors) (frozen as of March 1, 2006) as amended, is incorporated by reference from our 2008 Annual Report on Form 10-K.
10.43	Nonfunded Deferred Compensation and Unit Award Plan for Non-Employee Directors, as amended, is incorporated by reference from our 2022 Annual Report on Form 10-K.
10.44	Form of Special Award Letter Agreement is incorporated by reference from our Current Report on Form 8-K filed on October 28, 2009.
10.45	Offer Letter to G. Mikael Dolsten, dated April 6, 2009, is incorporated by reference from our Quarterly Report on Form 10-Q for the period ended April 3, 2011.
10.46	Form of Special Performance-Based Incentive Award Letter is incorporated by reference from our 2017 Annual Report on Form 10-K.
10.47	Form of Special Performance-Based Incentive Grant Letter is incorporated by reference from our 2017 Annual Report on Form 10-K.
10.48	Pfizer Inc. 2019 Stock Plan is incorporated by reference from our Proxy Statement for the 2019 Annual Meeting of Shareholders.
10.49	Time Sharing Agreement, dated July 9, 2020, between Pfizer Inc. and Albert Bourla is incorporated by reference from our Quarterly Report on Form 10-Q for the period ended June 28, 2020.
10.50	Pfizer Inc. Executive Officer Cash Severance Policy is incorporated by reference from our Quarterly Report on Form 10-Q for the period ended July 2, 2023
*21	Subsidiaries of the Company.
*22	Subsidiary Issuers of Guaranteed Securities.
*23	Consent of Independent Registered Public Accounting Firm.
*24	Power of Attorney (included as part of signature page).
*31.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

*31.2	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*32.1	Certification by the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*32.2	Certification by the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*97	Pfizer Inc. Recoupment Policy.
Exhibit 101:	
*101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
*101.SCH	Inline XBRL Taxonomy Extension Schema
*101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
*101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
*101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
*101.DEF	Inline XBRL Taxonomy Extension Definition Document
104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Under the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report was signed on behalf of the Registrant by the authorized person named below.

Pfizer Inc.

Dated: February 22, 2024

By: /S/ MARGARET M. MADDEN

Margaret M. Madden
Senior Vice President and Corporate Secretary
Chief Governance Counsel

We, the undersigned directors and officers of Pfizer Inc., hereby severally constitute Douglas M. Lankler and Margaret M. Madden, and each of them singly, our true and lawful attorneys with full power to them and each of them to sign for us, in our names in the capacities indicated below, any and all amendments to this Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Under the requirements of the Securities Exchange Act of 1934, this report was signed by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title	Date
/S/ ALBERT BOURLA **Albert Bourla**	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	February 20, 2024
/S/ DAVID M. DENTON **David M. Denton**	Chief Financial Officer, Executive Vice President (Principal Financial Officer)	February 20, 2024
/S/ JENNIFER B. DAMICO **Jennifer B. Damico**	Senior Vice President and Controller (Principal Accounting Officer)	February 20, 2024
/S/ RONALD E. BLAYLOCK **Ronald E. Blaylock**	Director	February 21, 2024
/S/ SUSAN DESMOND-HELLMANN **Susan Desmond-Hellmann**	Director	February 21, 2024
/S/ JOSEPH J. ECHEVARRIA **Joseph J. Echevarria**	Director	February 20, 2024
/S/ SCOTT GOTTLIEB **Scott Gottlieb**	Director	February 21, 2024
/S/ HELEN H. HOBBS **Helen H. Hobbs**	Director	February 20, 2024
/S/ SUSAN HOCKFIELD **Susan Hockfield**	Director	February 20, 2024
/S/ DAN R. LITTMAN **Dan R. Littman**	Director	February 20, 2024
/S/ SHANTANU NARAYEN **Shantanu Narayen**	Director	February 20, 2024
/S/ SUZANNE NORA JOHNSON **Suzanne Nora Johnson**	Director	February 20, 2024
/S/ JAMES QUINCEY **James Quincey**	Director	February 21, 2024
/S/ JAMES C. SMITH **James C. Smith**	Director	February 20, 2024

Corporate and Shareholder Information

STOCK LISTING

The principal market for our Common Stock is the New York Stock Exchange and our stock is also traded on various United States regional stock exchanges.

STOCK TRANSFER AGENT AND REGISTRAR

Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3006
Telephone: 1-800-733-9393
Outside the U.S., Canada and Puerto Rico: 1-781-575-4591
Internet: www.computershare.com/investor

FORM 10-K

Upon written request, we will provide, without charge, a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023. Requests should be directed to:

Corporate Secretary
Pfizer Inc.
66 Hudson Boulevard East
New York, NY 10001-2192

Our Form 10-K is also available on our website at www.pfizer.com.

SHAREHOLDER SERVICES AND PROGRAMS

Please contact our Stock Transfer Agent and Registrar, Computershare, with inquiries concerning shareholder accounts of record and stock transfer matters and for information on the following services and programs:

- Computershare Investment Plan
  - direct purchase of Pfizer stock
  - dividend reinvestment
  - automatic monthly or bi-monthly investments
- Book-entry share ownership
- Direct deposit of dividends

EXECUTIVE LEADERSHIP TEAM

Albert Bourla, DVM, Ph.D.	Chairman and Chief Executive Officer
Chris Boshoff, FRCP, FMedSci, Ph.D.	Chief Oncology Officer, Executive Vice President
David M. Denton	Chief Financial Officer, Executive Vice President
Alexandre de Germay	Chief International Commercial Officer, Executive Vice President
Mikael Dolsten, M.D., Ph.D.	Chief Scientific Officer, President, Pfizer Research & Development
Lidia Fonseca	Chief Digital and Technology Officer, Executive Vice President
Rady A. Johnson	Chief Compliance, Quality and Risk Officer, Executive Vice President
Douglas M. Lankler	General Counsel, Executive Vice President
Aamir Malik	Chief U.S. Commercial Officer, Executive Vice President
Michael McDermott	Chief Global Supply Officer, Executive Vice President
Payal Sahni	Chief People Experience Officer, Executive Vice President
Sally Susman	Chief Corporate Affairs Officer, Executive Vice President